Form 20-F
period 1996-12-31
ARAMEX INTERNATIONAL LTD
filed 1997-07-01
CIK 1026459

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 20-F
(Mark One)

____      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
          THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
  X       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
____      EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1996

_____    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
                    For the transition period from       to

                         COMMISSION FILE NUMBER 0-2918

                          ARAMEX INTERNATIONAL LIMITED
             (Exact name of registrant as specified in its charter)

                          ARAMEX INTERNATIONAL LIMITED
                (Translation of Registrant's name into English)

                                    BERMUDA
                (Jurisdiction of incorporation or organization)
                         2 BADR SHAKER ALSAYYAB STREET
                           UM UTHAYNA, AMMAN, JORDAN
                    (Address of principal executive offices)
                              ___________________
          Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      NONE
           Title of each class      Name of each exchange on which registered
            NOT APPLICABLE                                   NOT APPLICABLE
          Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                (Title of Class)
                                      NONE
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
                                (Title of Class)
                       COMMON STOCK, U.S. $0.01 PAR VALUE
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
COMMON STOCK, U.S.$0.01 PAR VALUE...................................  3,429,688
SHARES

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes  X         No
                                               ---           ---

     Indicate by check mark which financial statement item the registrant has elected to follow.
                           Item 17       Item 18   X
                                   ---            ---
================================================================================

                         TABLE OF CONTENTS
                                                             Page
                                                             ----
                              PART I
     ITEM 1.  DESCRIPTION OF BUSINESS.........................  1
              The Company.....................................  1
              Products and Services...........................  4
              Customers.......................................  5
              Seasonality.....................................  6
              Competition.....................................  6
              Employees.......................................  6
              Government Regulation...........................  6
     ITEM 2.  DESCRIPTION OF PROPERTY.........................  7
     ITEM 3.  LEGAL PROCEEDINGS...............................  7
     ITEM 4.  CONTROL OF REGISTRANT...........................  7
     ITEM 5.  NATURE OF TRADING MARKET........................  8
     ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS
              AFFECTING SECURITY HOLDERS......................  9
     ITEM 7.  TAXATION........................................  9
     ITEM 8.  SELECTED FINANCIAL DATA.........................  9
     ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS... 11
              Business Environment............................ 11
              Recent Developments............................. 12
              Results of Operations........................... 13
              Liquidity and Capital Resources................. 16
              Impact of Inflation and Currency Fluctuations... 22
              Effective Corporate Tax Rates................... 22
              Accounting Pronouncements....................... 22
              Factors That Could Affect Operating Results..... 22
     ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT............ 23
     ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.......... 24
     ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
              OR SUBSIDIARIES................................. 24
     ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN
              TRANSACTIONS.................................... 25

                              PART II
     ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED...... 27

                             PART III
     ITEM 15. DEFAULTS UPON SENIOR SECURITIES................. 27
     ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY
              FOR REGISTERED SECURITIES....................... 27

                              PART IV
     ITEM 17. FINANCIAL STATEMENTS............................ 27
     ITEM 18. FINANCIAL STATEMENTS............................ 27
     ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS............... 27
     SIGNATURE PAGE........................................... 30
     FINANCIAL STATEMENTS

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

     THE COMPANY

     Aramex International Limited (the "Company") provides express delivery and freight forwarding services from its main hubs in Dubai, London, New York and Amman primarily to, from and within destinations in the Middle East and the Indian Sub-Continent. The Company also holds a majority interest in a direct marketing and mail order catalog service located in the Middle East. For the years ending December 31, 1996, 1995 and 1994, the Company generated revenues of $52.3 million, $43.6 million and $38.1 million, with corresponding net income of $2.0 million, $1.5 million and $0.30 million, respectively.

     The Company has approximately 913 full-time employees and operates through a network of 38 stations/offices and 13 service providers located in 31 countries, and holds a majority interest in its direct marketing and mail order business called Middle East Direct, which as of June 30, 1997 operates six Shop the World Direct Catalog Centers. The Company uses commercial airline service to carry its express parcels and freight, in order to lower capital expenditures and afford it greater pricing flexibility.

     The Company is implementing a strategy focused on expanding its geographic presence in the Middle East, the Indian Sub-Continent, and other emerging markets such as North Africa and certain former Soviet Central Asian Republics. It routinely considers geographic market expansion and acquisitions and other arrangements with local service providers and complementary businesses; however, there can be no assurance that such transactions will be consummated.

     On January 13, 1997, the Company commenced a public offering in the United States of 1,000,000 shares of its Common Stock $.01 par value (the "Common Stock") for net proceeds to the Company of approximately $5.2 million (the "Offering"). The Company presently anticipates utilizing the net proceeds from the Offering (i) to expand into existing and emerging markets by acquiring ownership interests or increasing existing participation interest in local service providers, the amount and timing of which use of proceeds cannot be determined at this time, and (ii) to invest approximately $0.75 million to open additional Shop the World Direct catalog centers, $1.0 million in technology and systems infrastructure to introduce logistics management services, and $2.0 million to acquire additional vehicles for operation of domestic and cross border ground transportation. The balance of the net proceeds from the Offering will be used for working capital and general corporate purposes, including funding accounts receivable.

     The Company was incorporated under the laws of Bermuda in October 1996 as the successor to Aramex International, Limited, a Hong Kong company ("Aramex Hong Kong") which was incorporated in February 1986. Through predecessor entities the Company has been operating in the Middle East since 1982.

     The corporate structure of the Company's operating subsidiaries is, in part, influenced by the laws of the countries in which they operate. As a result, the Company generally operates through subsidiaries, sponsors, joint ventures, service providers and agents.

     The Company operates through wholly-owned subsidiaries in France, Greece, Jordan, the United States, United Kingdom, and the Palestinian Territories. In Abu Dhabi, Bahrain, Cyprus, Dubai, Kuwait and Qatar, the Company has entered into sponsorship agreements whereby a domestic company sponsors the Company's wholly-owned subsidiary to obtain a charter or license. The Company has entered into joint venture agreements in Canada, Egypt, Lebanon, Syria and Turkey and into a technical services and exclusive agency agreement in Saudi Arabia. The Company has also entered into agency relationships with local service providers whereby it appoints an agent to conduct its courier services in a designated territory in return for royalties in Bulgaria, Ethiopia, India, Iran, Oman, Pakistan, Sri Lanka, Switzerland, Uzbekistan, Sudan, Hong Kong, Bangladesh and Yemen.

     During 1995, the Company reorganized its United States operations. As a result of this reorganization, the Company merged its Houston office with Airborne Express and currently maintains a Middle East desk at the Houston office of Airborne Express. In 1995, the Company also closed its Los Angeles office and bought out a minority partner in its New Jersey operation and merged the operation into its New York operation.

     The Company has substantially completed undertaking a major re-engineering effort designed to transform the structure of its stations from department setup (eg. express, freight forwarding, etc.) into cross-functional, personalized customer teams offering multi-modal regional transportation and distribution as well as inventory in management services.

     The Company's long-term strategy is to focus on its core businesses by increasing its geographic and market share and expanding its services to include
(i) warehouse management in designated free trade zone locations; (ii) multi-modal regional transportation and distribution (offering the options of express air freight forwarding and ground distribution); (iii) inventory management; and
(iv) local warehousing in certain areas of the Middle East. The Company's ability to achieve these objectives depends on many factors, the timing and occurrence of which cannot be predicted or guaranteed. Thus, there can be no assurance that these objectives can or will be achieved.

     The Company's corporate headquarters, located in Amman, Jordan, oversees all shipments throughout the Company's distribution network and provides general corporate, marketing, advertising, auditing, and strategic and technical support to the stations. The following table shows the Company's stations and service providers by country and office.



                  ARAMEX STATIONS                              ARAMEX SERVICE PROVIDERS
----------------------------------------------------  -------------------------------------------
                PRINCIPAL                                          PRINCIPAL
COUNTRY         STATION            OTHER OFFICES      COUNTRY      STATION      OTHER OFFICES
--------------  -----------------  -----------------  -----------  -----------  -----------------

Bahrain         Manama                                Ethiopia     Addis Ababa
Canada          Montreal                              Sri Lanka    Colombo
Cyprus          Nicosia            Larnaca, Limassol  Switzerland  Geneva
Egypt           Cairo Main Office  Cairo Down Town,   Pakistan     Karachi      Islamabad, Lahore
                                   10th of Ramadan,
                                   Alexandria,        India        Bombay
                                   Heliopolis


France          Paris                                 Sudan        Khartoum
Greece          Athens             Thessaloniki       Oman         Muscat
Israel          Jerusalem
Jordan          Amman              Aqaba              Yemen        Sana'a       Aden
Kuwait          Kuwait                                Bulgaria     Sofia
Lebanon         Beirut             Ain Mreisseh,      Iran         Tehran       Ahwaz, Shiraz,
                                   Jounieh                                      Mashhad, Tabriz,
                                                                                Kish Island
Palestinian     Nabulus            Ramallah, Gaza
National
Authority
(PNA)
Qatar           Doha                                  Bangladesh   Dhaka
Saudi Arabia    Jeddah,                               Hong Kong    Hong Kong
                Riyadh,
                Dhahran                               Uzbekistan   Samarkand
Syria           Damascus           Lattakia, Homs,
                                   Aleppo
Turkey          Istanbul
UAE             Dubai, Abu Dhabi   Fujeirah, Alain,
                                   Jebel Ali
UK              London
USA             New York,
                Washington
                Houston

     Since January 13, 1997, the Company's Common Stock has traded on the Nasdaq National Market under the symbol "ARMXF." The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). Approximately, 4,429,688 shares of Common Stock are issued and outstanding, which amount includes 1,150,000 shares sold pursuant to the Offering in January 1997 and 304,688 shares purchased pursuant to a private placement by Airborne Freight Corporation in October 1996 for $2.0 million. In January 1997, 400,000 shares of Common Stock were reserved for issuance under the Company's newly established Stock Option Plan and 100,000 shares of Common Stock were reserved for issuance in connection with the purchase of warrants by the underwriters to the Offering. None of the Company's authorized Preferred Stock has been issued.

     During 1996, the Company commenced a reorganization of its corporate structure. As part of this reorganization, which resulted in the Company becoming the successor to Aramex Hong Kong, in December 1996, the Company subscribed for 100 shares of Aramex Hong Kong (the "Ordinary Shares") and each share of Aramex Hong Kong outstanding prior to such subscription was converted by a special resolution of the shareholders of Aramex Hong Kong into non-voting deferred shares (the "Deferred Shares") (collectively, the "Reorganization"). The Deferred Shares do not carry voting rights (other than with respect of resolutions affecting their class rights) and are effectively subordinated to the Ordinary Shares (all of which are held by the Company) in respect of all dividends, distributions and liquidation rights until such time as the holders of Ordinary Shares have received $100 billion. Pursuant to the Reorganization, the Company became the parent holding company of Aramex Hong Kong. The then existing shareholders of Aramex Hong Kong retained a nominal interest in Aramex Hong Kong through their ownership of Deferred Shares.

     PRODUCTS AND SERVICES

     The Company operates predominantly in a single industry as a courier and cargo freight forwarder. The Company's products and services include:
International Small Parcel Express Service, Freight Forwarding, Middle East Direct/Shop the World Direct Catalog Centers, and Domestic and Regional Ground Express Transportation Services.

     International Small Parcel Express Service. The Company offers express small parcel delivery services on an international basis to both retail and wholesale express accounts and offers its customers the ability to track their shipments on the world wide web through the Company's web site (www.aramex.com). Express customers pay a premium for the level of service provided for deliveries, especially on international shipments. The Company has approximately 20,000 retail express accounts and 640 wholesale express accounts. Revenues from International Small Parcel Express Services represented $30.8 million (or 58.9% of total revenues), $25.5 million (or 58.5% of total revenues) and $22.3 million (or 58.6% of total revenues) for the years ending December 31, 1996, 1995 and 1994, respectively.

     Wholesale customers consist primarily of express delivery companies (such as Airborne Express, Emery, Purolator Canada, UPS), which originate express packages that have a Middle Eastern destination and require the Company's network in the region to deliver their shipments. Based upon its knowledge of the Middle East market, management believes that the Company is the leading independent wholesaler to the Middle East. Revenues from wholesale accounts were $14.7 million (or 28.0% of total revenues), $11.8 million (or 27.1% of total revenues) and $9.9 million (or 26% of total revenues), for the years ended December 31, 1996, 1995 and 1994, respectively.

     Retail express customers include trading companies, pharmaceutical companies, banks, service and information companies and manufacturing and regional distribution companies. Revenues from retail accounts were $16.1 million (or 30.9% of total revenues), $13.7 million (or 31.4% of total revenues) and $12.4 million (or 32.6% of total revenues), for the years ended December 31, 1996, 1995 and 1994, respectively.

     The Company is a founding member of the Overseas Express Carriers Network, which is a global alliance among certain leading independent express companies that functions as a worldwide delivery network for its members that sets rates for deliveries by members in each of the member markets and establishes standards for service and performance.

     Freight Forwarding. The Company offers a wide range of freight forwarding (i.e. cargo delivery) services, including air and ocean freight forwarding consolidation, warehousing, customs clearance and breakbulk services. In 1993, freight forwarding sales were established at every Company station. The Company provides full "door to door" service from, to and within the Middle East and the Indian Sub-Continent. A significant portion of the Company's freight forwarding business involves consignee sales (imports) and, to a lesser extent, exports. The Company has approximately 500 freight forwarding accounts. Revenues from the Company's freight forwarding operations were $15.2 million (or 29.1% of total revenues), $14.3 million (or 32.8% of total revenues) and $13.1 million (or 34.4% of total revenues) for the years ended December 31, 1996, 1995 and 1994, respectively.

     Middle East Direct/Shop the World Direct Catalog Centers. Effective January 1, 1996, the Company formally inaugurated its direct marketing and mail order catalog service at certain stations in the Middle East. This service, called Middle East Direct ("MED"), provides assistance to customers in selecting, ordering and delivering a broad variety of general and luxury merchandise through catalogs of retail and mail order companies based principally in the United States and Europe. MED has the exclusive Middle East rights to sell and distribute products offered by more than 20 catalogs including Brooks Brothers, Sundance, The Self Care Catalog, Littlewoods (UK), J.C. Penney (only in Jordan, Egypt and Lebanon) and Bullocks and Jones. The Company operates Shop the World Direct catalog centers in Jordan, Kuwait, Egypt and Lebanon, and Qatar. The Company recently opened a MED office in Bahrain and plans to open additional MED offices in Jeddah, Riyadh, Khobar, Dubai, Abu Dhabi and Nicosia by the end of 1997. The Company receives a commission on each MED product sale and generates revenue on the delivery of the product to the customer. Revenues generated from the MED operations accounted for $1.1 million or (or 2.1% of the total revenues) for the year ended December 31, 1996.

     Domestic and Regional Ground Express Transportation Services. The Company has developed an extensive network for the delivery of small parcels for its customers within the Middle East. The Company continues to expand its ground transportation network to offer cross-border trucking and ground transportation for small parcels and fast-moving consumer goods in the region, servicing what the Company perceives to be a highly underdeveloped market. The Company has launched a trucking route linking Dubai in the UAE and Muscat in Oman and plans to open terminals at land custom points in Saudi Arabia, UAE and Bahrain. Revenues for Ground Transportation Services accounted for $2.9 million (or 5.5%) of total revenues, $2.0 million (or 4.6% of total revenues) and $1.3 million (or 3.4% of total revenues), for the years ended December 31, 1996, 1995 and 1994, respectively.

     CUSTOMERS

     The Company has a diverse customer base, totaling over 20,000 accounts, which spans a broad geographic area mainly in the Middle East, Europe and North America and includes companies in a wide range of industries. Its customers, are also diverse in terms of their service needs. The Company's broad product mix has developed in response to the growing diversity of its customers. The Company is dependent upon its ability to maintain its arrangements with key wholesale customers. The loss of a key customer could adversely impact the Company's results of operations. In particular, the Company is dependent upon its relationships with Airborne Express, which is a wholesale customer of the Company and whose parent is a shareholder of the Company. None of the Company's retail customers accounted for more than 1.2% of express revenues, and none of its freight customers accounted for more than 1% of freight revenues.

     SEASONALITY

     The Company's business is seasonal in nature. Historically, the Company experiences a decrease in demand for its services during the first and third quarters of its fiscal year, the post-winter holiday and summer vacation season. The Company traditionally experiences its highest volume in the fourth quarter due to the holiday season. The seasonality of the Company's sales may cause a variation in its quarterly operating results and a significant decrease in second or fourth quarter revenue may have an adverse effect on the Company's results of operations for that fiscal year.

     COMPETITION

     The express and freight forwarding industry is highly competitive. The principal competitive factors within the express and freight forwarding industry include price, frequency and capacity of scheduled service, extent of geographic coverage and reliability. Many of the Company's competitors have well established reputations and possess substantially greater financial, marketing, personnel and other resources than the Company. The Company's principal competitors are DHL Worldwide Express, Federal Express and TNT Express, Inc. In addition, the Company competes against other express and freight forwarding companies, such as United Parcel Service, who wish to establish or broaden their presence in the Middle Eastern express and freight forwarding markets. The Company competes primarily by seeking to offer customers competitive pricing, a high level of service and on-time delivery. The Company believes its competitive position is enhanced by (i) its knowledge of the Middle East based upon its 15 year presence in the region; (ii) its decentralized operation which allows local management to respond to local market requirements quickly; and
(iii) its emphasis on operating cost controls.

     EMPLOYEES

     At May 30, 1997, the Company had approximately 913 employees with 256 in administration, 389 in operations and 268 in service and sales. The Company also uses temporary employees as necessary. The Company's future success will depend, in part, on its ability to attract, retain and motivate qualified personnel. The Company believes that relations with its employees are satisfactory. None of the Company's employees are covered by labor contracts or other collective bargaining agreements. However, certain of the Company's subsidiaries are required by the labor law of each related country to provide indemnity payment upon termination of relationships with their employees. The benefit accrues to employees on a pro rata basis during their employment period and is based on each employee's current salary.

     GOVERNMENT REGULATION

     The Company's operations require and will require various licenses, permits and approvals in each jurisdiction where it operates. The loss or revocation of any existing licenses, permits or approvals or the failure to obtain any necessary licenses, permits or approvals in new jurisdictions where the Company intends to do business would have an adverse effect on the ability of the Company to conduct its business and/or on its ability to expand into such jurisdictions. Authorization to commence operations will be required in each country in which the Company intends to operate. No assurance can be given that the Company will obtain such authorization, licenses or necessary approvals. In addition, countries in which the Company wishes to operate may have regulatory systems that impose other impediments on the Company's operations. There can be no assurance that the Company will be able to profitably operate in light of these restrictions.

ITEM 2.   DESCRIPTION OF PROPERTY

     The Company's principal executive offices are located at Amman, Jordan. Such offices are leased by the Company under a one year lease, renewable annually, commencing January 1996, for approximately 1,200 square meters (154,990 square feet) of office space. Annual rent payments under the lease are approximately $70,000.

     The Company also leases 53 other facilities aggregating approximately 10,948 square meters (1,414,025 square feet) of office space in 16 countries. The terms of such leases range from one to six years with the last lease to expire in December 2002. The aggregate annual rent under such leases was approximately $0.9 million for 1996.

     The Company believes its existing facilities are adequate to meet current needs and it does not anticipate any difficulty in negotiating renewals as leases expire or in finding other satisfactory space if existing facilities become unavailable or if additional space is needed.

ITEM 3.   LEGAL PROCEEDINGS

     In September 1995, an action was brought in the U.S. District Court, Central District, California, by a station manager against a subsidiary of the Company, claiming not less than $1 million in compensatory damages - and punitive damages for certain breaches of contracts and other matters. The Company believes it has meritorious defenses to the claim and is defending the action. In March 1996, the Court dismissed most of the Plaintiff's claims. The only remaining claim of the 11 claims originally alleged is a claim for an accounting. A pre-trial conference has been set for July 14, 1997. The litigation is in its preliminary stages and an outcome cannot presently be determined. However, management believes this action should not have a material adverse effect on the financial position or results of operations of the Company.

     In addition, the Company is involved in various legal proceedings that have arisen in the ordinary course of its business. In the opinion of management, the outcome of such actions will not have a material adverse effect on the Company's operation.

ITEM 4.   CONTROL OF REGISTRANT

     The Company is not controlled or owned by another corporation or foreign government. The following table sets forth information as of May 29, 1997 with respect: (i) to each person known to the Company to own more than 10% of the Company's Common Stock, and (ii) the total amount of voting stock of the Company owned by officers and directors as a group.

Identity of Person              Number of Shares of Common            Percentage of Shares of
Or Group                               Stock Owned                          Stock Owned
-----------------------------   ---------------------------           ------------------------
William Kingson/(1)/                             1,487,500                     33.6%
Fadi Ghandour/(2)/                                 743,750                     16.8%
Rula Ghandour/(3)/                                 743,750                     16.8%
All directors and officers                       2,975,000                     67.2%
as a group (10 persons)/(4)/

___________________________________

(1) Does not include shares issuable upon exercise of incentive stock options to purchase 100,000 shares of Common Stock at an option price of $7.70 per share granted on January 13, 1997 to Mr. Kingston (Chairman). The options are exercisable for a period of five years from the date of vesting. Fifty percent of these options have vested on January 24, 1997 and the other fifty percent are to vest on July 13, 1997.

(2) Does not include shares issuable upon exercise of nonqualified options to purchase 100,000 shares of Common Stock at an option price of $7.00 per share granted on January 13, 1997 to Mr. Ghandour (Chief Executive Officer). The options are exercisable for a period of ten years from the date of vesting. Fifty percent of these options vested on January 13, 1997 and the other fifty percent are to vest on July 13, 1997. Mr. Ghandour is the spouse of Ms. Rula Ghandour, and, as such, shares held by Ms. Ghandour may be deemed to be beneficially owned by Mr. Ghandour.

(3) Ms. Ghandour is the spouse of Mr. Fadi Ghandour, and, as such, shares held by Mr. Ghandour may be deemed to be beneficially owned by Ms. Ghandour.

(4) On January 13, 1997, stock options to purchase an aggregate 25,000 shares of Common Stock at an exercise price equal to $7.00 per share were granted the Company's officers (other than Messrs. Kingson and Ghandour). These options will vest over a five-year period on the basis of one-quarter each year following the first anniversary of the grant of such options.

ITEM 5.   NATURE OF TRADING MARKET

     The Company's Common Stock has been listed for trading on the Nasdaq National Market since January 13, 1997. The symbol for the Company's Common Stock on the Nasdaq National Market is "ARMXF." The Common Stock is not listed for trading on an exchange or other market outside the United States. The Company has been advised, however, that a market for the shares has been developed on the Stuttgart Stock Exchange in Germany.

     Of the 4,429,688 shares of the Company's Common Stock outstanding, 1,150,000 shares are freely tradeable without further restriction or further registration under the Securities Act of 1933 (the "Securities Act"), unless purchased by affiliates of the Company as that term is defined under the Securities Act. The remaining 3,379,688 shares of Common Stock outstanding are "restricted securities," as that term is defined by Rule 144 of the Securities Act and may only be sold in the public market if the shares are registered under the Securities Act or if the shares qualify for an exemption from registration under Rule 144.

     The following table sets forth, for the period beginning January 13, 1997 (the date that the Company's Common Stock first traded) and ending March 31, 1997, the high and low sales price as traded on the Nasdaq National Market System.


                                                Price Per Share
For the period beginning January 13, 1997        High     Low
and ending March 31, 1997                        $10.00   $7.00





     As of May 29, 1997, there were 17 record holders of the Company's Common Stock, 14 of whom, holding of record approximately 66.4% of the outstanding Common Stock, had registered addresses in the United States.

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
          SECURITY HOLDERS

     The Company does not believe there are any decrees or regulations under the laws of Bermuda applicable to it restricting the import or export of capital or affecting the remittance of dividends or other payments to nonresident holders of the Company's Common Stock.

     There are no restrictions under the Company's Bye-Laws or Memorandum of Association or under Bermuda law as currently in effect that limit the right of nonresident owners to hold or vote the Company's Common Stock or to receive dividends thereon. The permission of the Bermuda Monetary Authority is required before shares of the Company's Common Stock can be transferred or issued to persons who are resident in Bermuda for exchange control purposes.

     The Company is organized under the laws of Bermuda and is headquartered in Jordan. There is uncertainty as to whether the Courts of Bermuda or Jordan would (i) enforce judgments of United States Courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Bermuda Courts against the Company or such persons predicated upon the federal securities laws of the United States. There is no treaty in effect between the United States and Bermuda providing for such enforcement.


ITEM 7.   TAXATION

     The Company is organized under the laws of Bermuda. At the present time, there is no Bermuda income on profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by United States shareholders of the Company, other than shareholders ordinarily present in Bermuda. There is currently no reciprocal tax treaty between Bermuda and the United States regarding withholding.

ITEM 8.   SELECTED FINANCIAL DATA

     The following table summarizes selected consolidated financial data and operating information of the Company drawn from the Company's audited financial statements.

     The following selected consolidated financial data as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 have been derived from the Company's audited Consolidated Financial Statements included elsewhere herein. The selected consolidated financial data as of December 31, 1993 and 1994 and for the year ended December 31, 1993 have been derived from audited historical consolidated financial statements of the Company covering those periods. The selected consolidated financial data as of and for the year ended December 31, 1992 have been derived from unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to fairly present such data. The information should be read in conjunction with the Consolidated Financial Statements and Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Report.

     The Company's Consolidated Financial Statements have been prepared in accordance with international accounting standards, which, for purposes of the Company's financial statements, are substantially consistent with U.S. GAAP.



                                                   (In Thousands of U.S. Dollars Except for Shares and Per Share Data)
                                                                       (Year Ended December 31)
-----------------------------------------------------------------------------------------------------------------------
                                                           1992         1993         1994         1995         1996
                                                        -----------  -----------  -----------  -----------  -----------
STATEMENT OF INCOME DATA:
Revenues:
Express...............................................  $   15,692   $   19,802   $   22,349   $   25,491   $   30,798
Freight Forwarding....................................       6,211        6,544       13,104       14,306       15,186
Domestic(1)...........................................         585          833        1,291        2,007        2,880
Other(2)..............................................         590        1,635        1,385        1,798        3,411
                                                        ----------   ----------   ----------   ----------   ----------
     Total revenues...................................      23,078       28,814       38,129       43,602       52,275
Shipping costs........................................      11,208       13,676       19,992       23,045       28,080
                                                        ----------   ----------   ----------   ----------   ----------
     Gross profit.....................................      11,870       15,138       18,137       20,557       24,195
Operating expenses....................................       4,213        6,099        6,877        7,986        9,796
Selling, general and administrative expenses..........       6,467        7,885       10,232       10,664       12,003
                                                        ----------   ----------   ----------   ----------   ----------
     Operative income.................................       1,190        1,154        1,028        1,907        2,396
Interest expense......................................         (14)          (4)         (46)         (61)        (102)
Gain (loss) on sale of fixed assets...................          23            7           (4)          (1)          14
Exchange gain (loss)..................................          47         (182)         (55)          31          (13)
Other income (loss)...................................         112         (200)        (123)          69           71
                                                        ----------   ----------   ----------   ----------   ----------
     Income before income taxes.......................       1,358          775          800        1,945        2,366
Provision for income taxes............................          24           56          227          266          157
Minority interests....................................         317          633          278          157          162
                                                        ----------   ----------   ----------   ----------   ----------
     Net income.......................................  $    1,017   $       86   $      295   $    1,522        2,047
                                                        ==========   ==========   ==========   ==========   ==========
Net income per common share...........................       $0.33        $0.03        $0.09        $0.49        $0.64
Weighted average number of common shares outstanding..   3,125,000    3,125,000    3,125,000    3,125,000    3,184,939
Cash Dividends Per Share Declared.....................      $0.083         ____         ____         ____   ____

BALANCE SHEET DATA:
Working capital.......................................  $    2,371   $    2,239   $    1,915   $    2,867   $    6,650
Total assets..........................................       7,184       10,297       13,178       14,344       19,372
Total liabilities.....................................       3,565        6,908        9,715        9,649       10,463
Shareholders equity...................................  $    3,619   $    2,612   $    2,889   $    4,404   $    8,653

(1) Domestic revenues are derived from the intracountry delivery of packages, primarily by ground transportation.

(2) Other revenues for the year ended December 31, 1996 include revenue derived from the Company's remail and special services and revenue of $1.1 million from the Company's MED business.


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     BUSINESS ENVIRONMENT

     The Company's principal business activities, international and domestic express, freight forwarding, ground transportation and mail order services are by their nature highly competitive and subject to general market conditions in the geographic regions on which the Company operates. Consequently the Company's revenues and net income are subject to many factors beyond the Company's control, including fluctuations in international trade volume, political and economic risks inherent in international operations, reliance on commercial carriers, seasonality and competition.

     The Company provides express delivery and freight forwarding services from its main hubs in Dubai, London, New York and Amman, primarily to, from and within destinations in the Middle East and the Indian Sub-continent. The Company also holds a majority interest in a direct marketing and mail order catalog service located in the Middle East. The Company has been operating in the Middle East since 1982.

     The Company believes that current and forecasted economic growth for the Middle East should result in an increase in demand for its services and products. In addition, the Company believes that the Middle East's strategic location at the crossroads of Asia, Europe and Africa, positions the region to become a major center for a freight distribution. While there can be no guarantee that such forecasts will be realized, the Company believes it has positioned itself for such potential growth opportunities.

     The Company has substantially completed a major re-engineering effort designed to transform the structure of its stations from department setup (eg. express, freight forwarding, etc.) into cross-functional, personalized customer teams offering multi-modal regional transportation and distribution as well as inventory management services.

     In addition, the Company is implementing a strategy focused on expanding its geographic presence in the Middle East, the Indian Sub-Continent, and other emerging markets such as North Africa and certain former Soviet Central Asian Republics. The Company routinely considers geographic market expansion and acquisitions and other arrangements with local service providers and complementary businesses; however, there can be no assurance that any such transactions will be consummated.

     RECENT DEVELOPMENTS

     In April 1997, the Company increased the size of its Board of Directors from three members to five and elected two independent directors.

     In January 1997, the Company completed the Offering for 1,000,000 shares of its Common Stock for net proceeds of $5.2 million.

     On January 29, 1997, the underwriters to the Offering exercised their over-allotment option in connection with 150,000 shares of Common Stock, which was held by three selling shareholders, Messrs. Kingson and Ghandour and Ms. Ghandour.

     In connection with the Offering, the Company sold to the underwriters, for a nominal amount, warrants to purchase up to 100,000 shares of the Company's Common Stock at an exercise price per share equal to $8.40 (the "Warrants"). The Warrants are not redeemable, and are exercisable during a four-year period commencing January 13, 1998. The Warrants provide, subject to certain conditions, for a period of four years commencing on January 13, 1998, one "demand" registration right and for a period of three years commencing on January 13, 1999 certain "piggy back" registration rights.

     On December 19, 1996, the Company established the Aramex International Limited Stock Option Plan, reserving 400,000 shares of Common Stock for issuance under the plan. Options to purchase a total of 300,000 shares of Common Stock were granted in January 1997.

     During 1996, the Company commenced a reorganization of its corporate structure. As part of this reorganization, which resulted in the Company becoming the successor to Aramex

Hong Kong, in December 1996, the Company subscribed for 100 shares of Aramex Hong Kong (the "Ordinary Shares") and each share of Aramex Hong Kong outstanding prior to such subscription was converted by a special resolution of the shareholders of Aramex Hong Kong into non-voting deferred shares (the "Deferred Shares") (collectively, the "Reorganization"). The Deferred Shares do not carry voting rights (other than with respect of resolutions affecting their class rights) and are effectively subordinated to the Ordinary Shares (all of which are held by the Company) in respect of all dividends, distributions and liquidation rights until such time as the holders of Ordinary Shares have received $100 billion. Pursuant to the Reorganization, the Company became the parent holding company for Aramex Hong Kong. The then existing shareholders of Aramex Hong Kong retained a nominal interest in Aramex Hong Kong through their ownership of Deferred Shares.

     On October 21, 1996, Aramex Hong Kong sold 195 shares of common stock to the Airborne Freight Organization for an aggregate purchase price of $2,000,000 (the "Airborne Stock Purchase"). After the Reorganization became effective, such shares were converted into 304,688 Common Stock shares of the Company.

     RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentages of total sales represented by certain items reflected in the Company's consolidated statements of income:

                                                 PERCENTAGE OF TOTAL REVENUES
                                                -------------------------------
                                                 FOR YEARS ENDED DECEMBER 31,
                                                -------------------------------
                                                  1994       1995       1996
                                                ---------  ---------  ---------
Revenues:.....................................     100.0%     100.0%     100.0%
  Express.....................................      58.6       58.5       58.9
  Freight forwarding..........................      34.4       32.8       29.1
  Domestic....................................       3.4        4.6        5.5
  Other (1)...................................       3.6        4.1        6.5
Shipping costs................................      52.4       52.9       53.7
  Gross profit................................      47.6       47.1       46.3
Operating expenses............................      18.0       18.3       18.7
Selling, general and administrative expenses..      26.8       24.5       23.0
  Operating income............................       2.7        4.4        4.6
  Income before income taxes..................       2.1        4.5        4.5
Provision for income taxes                           0.6        0.6        0.3
  Minority interests..........................       0.7        0.4        0.3
  Net income..................................       0.8        3.5        3.9

(1) For the year ended December 31, 1996, revenues generated from the MED operations accounted for $1.1 million, or 2.1% of total revenues.

     The Company operates predominantly in a single industry as a courier and cargo freight forwarder. The Company recognizes revenues when shipments are completed. For "door to door" shipments revenues are recognized upon delivery of freight at the destination. For other shipments, revenues are recognized upon delivery of freight to the air carrier, at which time the revenue process is completed.

     Shipping costs include linehaul expenses, distribution expenses, inbound costs and freight forwarding and related expenses, the latter constituting the largest component of direct costs. The Company's operating expenses are primarily the expenses of the Company's stations and include salaries and fringe benefits, communication, travel expenses, vehicle expenses, operating material, depreciation expense, office rent and utilities, printing and stationery, maintenance expenses, governmental fees and uniform expenses. The Company's operating expenses also include expenses of the Company's General Services Office ("GSO"), which is located in Amman, Jordan and oversees all shipments throughout the Company's distribution network and charges local stations. Selling, general and administrative expenses include executive salaries, corporate overhead at the GSO and selling and marketing expenses for the Company as a whole.

     The Company sells its products and services mainly to customers in the Middle East, Europe and North America. Revenues are generally recognized at the source, i.e., by the station which invoices the ultimate customer. The table below shows the breakdown of revenues by geographic region for 1996 and 1995.

                        GEOGRAPHIC BREAKDOWN OF REVENUES
                             (DOLLARS IN MILLIONS)

1996                           EXPRESS        FREIGHT     DOMESTIC &        TOTAL
                                (60%)        FORWARDING    OTHER (11%)      COMPANY
                                               (29%)
                            --------------  -----------   -----------   -------------
REGION                        $       %       $     %       $     %       $       %
------                      ------   ----   -----  ----   -----  ----   ------   ----
Middle East...............    33.6     73    10.9    71     6.1    92     51.1     74
Europe....................     9.5     20     2.1    14     0.1     2     11.0     17
North America.............     3.1      7     2.2    15     0.4     6      5.8      9
Elimination(1)............   (15.4)     -      --      --  (0.3)      -  (15.7)    --
                            ------     --   -----    --   -----    --   ------     --
     Total 1996 Revenues..  $ 30.8    100%  $15.2   100%   $6.3   100   $ 52.3   100%
                            ======   ====   =====  ====    ====  ====   ======   ====


1995                           EXPRESS        FREIGHT       DOMESTIC &      TOTAL
                                (60%)        FORWARDING      OTHER (8%)    COMPANY
                                               (32%)
                            --------------  -----------   -----------   -------------
REGION                        $       %       $     %       $     %       $       %
------                      ------   ----   -----  ----   -----  ----   ------   ----
Middle East...............    27.7     72     9.2    65     3.6    94     40.6     71
Europe....................     8.0     21     2.1    14      .1     3     10.1     18
North America.............     3.0      7     3.0    21      .1     3      6.1     11
Elimination(1)............   (13.2)    --   --      --   --      --    (13.2)    --
                            ------     --   -----    --   -----    --   ------     --
     Total 1995 Revenues..  $ 25.5   100%   $14.3  100%    $3.8  100%   $ 43.6    100%
                            ======   ====   =====  ====    ====  ====   ======   ====

___________________
(1) Revenues between stations that are wholly-owned subsidiaries are priced at cost. Transactions with other affiliated stations are priced at cost plus 10%. All intercompany transactions have been eliminated in consolidation.

     The Company's business is seasonal in nature. Historically, the Company experiences a decrease in demand for its services during the first and third quarters, the post-winter holiday and summer vacation seasons. The Company traditionally experiences its highest volume in the fourth quarter due to the holiday season. The seasonality of the Company's sales may cause a variation in its quarterly operating results and a significant decrease in second or fourth quarter revenue may have an adverse effect on the results of operations for that fiscal year.

     COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

     Revenues. Consolidated revenues of the Company increased by $8.7 million, or 19.9%, to $52.3 million for the year ended December 31, 1996 ("1996") from $43.6 million for the year ended December 31, 1995 ("1995").

     Express revenues increased by $5.3 million, or 20.8%, to $30.8 million for 1996 from $25.5 million in 1995, primarily as a result of an increase in the demand for the Company's express services particularly in Dubai and the Gulf region which is experiencing economic growth. The increase in revenues is also attributable to the addition of new accounts in Greece and Kuwait and increases in the GSO's wholesale business. Express revenues for 1996 also include express delivery service revenues attributable to the MED business.

     Freight forwarding revenue increased by $0.9 million, or 6.2%, to $15.2 million for 1996 from $14.3 million in 1995, primarily as a result of achieved better margins on freight forwarding business due to better buying rates from airlines and higher selling rates.

     Domestic and other revenues increased by $2.5 million, or 65.3%, to $6.3 million for 1996 from $3.8 million for 1995, primarily as a result of revenues generated from sales commissions on mail order products from the Company's MED business and from fees and commissions from Middle East airline ticketing and travel services.

     Shipping costs. Shipping costs increased by $5.0 million, or 21.8%, to $28.1 million for 1996 from $23.0 million for 1995, primarily as a result of increased revenues and, to a lesser extent, increased MED product costs which are included in shipping costs.

     Operating expenses. Operating expenses increased by $1.8 million, or 22.7%, to $9.8 million for 1996 from $8.0 million for 1995, primarily as a result of an increase in local ground delivery expenses.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by $1.3 million, or 12.6%, to $12.0 million for 1996 from $10.7 million for 1995, primarily as a result of additional promotional, travel, market research and other expenses for 1996 related to its MED business.

     Net income. Net income increased by $0.5 million, or 34.5%, to $2.0 million for 1996 from $1.5 million for 1995.

     COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

     Revenues. Consolidated revenues of the Company increased by $5.5 million, or 14.4%, to $43.6 million for 1995 from $38.1 million for the year ended December 31, 1994 ("1994").

     Express revenues increased by $3.1 million, or 14.0%, to $25.4 million for 1995 from $22.3 million in 1994, primarily as a result of increased revenues from the Company's operations in the gulf region and the newly established Greek operations. In addition, the Company experienced increased revenues from its London hub. In 1995, Aramex reorganized its United States operation by closing its Houston office and merging its business with Airborne

Express. The Company currently maintains a Middle East desk in the Airborne Express office. At the same time, due to a dispute with the Company's local partner in Los Angeles, the office was closed. In New Jersey the Company bought its minority partner and merged the operation with its New York operation. The Company believes that this reorganized structure is adequate to serve the United States market.

     Freight forwarding revenue increased by $1.2 million, or 9.1%, to $14.3 million for 1995 from $13.1 million in 1994, primarily as a result of increased revenues generated by the Company's stations located in the Middle East.

     Domestic and other revenue increased by $1.1 million, or 42.2%, to $3.8 million for 1995 from $2.7 million for 1994, primarily as a result of increased revenues generated by the Company's stations in the Middle East.

     Shipping costs. Shipping costs increased by $3.1 million, or 15.3%, to $23.0 million for 1995 from $20.0 million for 1994, primarily as a result of increased business.

     Operating expenses. Operating expenses increased by $1.1 million, or 16.1%, to $8.0 million for 1995 from $6.9 million for 1994, primarily as a result of an increase in local ground delivery expenses.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by $0.5 million, or 4.2%, to $10.7 million for 1995 from $10.2 million for 1994, primarily as a result of increased advertising and promotional campaigns associated with the Company's growth. In particular, selling expenses increased 21.0% for 1995 from 1994.

     Net income. Net income increased by $1.2 million, or 416%, to $1.5 million for 1995 from $0.3 million for 1994.

     LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary capital requirements to date have been funding its accounts receivable. The requirements have been met primarily by internally generated funds and bank financings.

     The Company's working capital was $6.7 million at December 31, 1996, as compared to $2.9 million at December 31, 1995.

     The Company's cash balances were $2.3 million at December 31 1996 as compared to $1.3 million at December 31, 1995 and $1.0 million at December 31, 1994. Net cash flow from operating activities was $0.5 million at December 31, 1996 as compared to $1.5 million at December 31, 1995 and $1.5 million at December 31, 1994. Net cash used in investing activities was $1.1 million at December 31, 1996 as compared to $0.9 million at December 31, 1995 and $1.4 million at December 31, 1994. Net cash generated from (used in) financing activities was $1.7 million at December 31, 1996 as compared to $0.2 million at December 31, 1995 and $0.7 million at December 31, 1994.

     The Company leases office space and office and transportation equipment under various operating leases, some of which are renewable annually. Rent expense related to these leases amounted to $1.1 million, $0.9 million and $0.9 million for 1996, 1995 and 1994, respectively.

     The Company has from time to time experienced a need for cash to fund its receivables and sourced such needs with bank overdrafts and/or available credit under its lines of credit. The Company maintains several lines of credit with various banks aggregating $0.3 million, $0.6 million and $0.5 million at December 31, 1996, 1995 and 1994, respectively. The Company had $0.3 million, $0.6 million and $0.5 million outstanding under these lines of credit at December 31, 1996, 1995 and 1994 respectively. The weighted average interest rates on the Company's lines of credit were 11.9%, 11.3% and 10.3% at December 31, 1996, 1995 and 1994, respectively. In June 1996, the Company entered into a three-year term loan from NatWest Bank in the principal amount of $0.2 million bearing interest at 9.875% per annum. The remaining amounts due banks of $0.4 million, $0.2 million and $0.1 million due at December 31, 1996, 1995 and 1994, respectively, represent bank overdrafts. Historically, the Company's lines of credit and bank overdrafts have been personally guaranteed by Mr. Fadi Ghandour, the Company's President and Chief Executive Officer.

     For 1996, 1995 and 1994, payments to minority interests aggregated $0.2 million, $0.9 million and $0.4 million, respectively.

     In January 1997, the Company completed the Offering of 1,000,000 shares of Common Stock, on the Nasdaq National Market at a price of $7.00 per share. The net proceeds of the issue received by the Company (after deducting underwriting discounts, commissions and other costs associated with the offering) were approximately $5.2 million.

     The Company presently anticipates utilizing the net proceeds from the Offering (i) to expand into existing and emerging markets by acquiring ownership interests or increasing existing participation interests in local service providers, the amount and timing of which use of proceeds cannot be determined at this time, and (ii) to invest approximately $0.75 million to open additional Shop the World Direct catalog centers, approximately $1.0 million in technology and systems infrastructure in order to introduce logistics management services, and approximately $2.0 million to acquire additional vehicles for operation of domestic and cross border ground transportation. The balance of the net proceeds from the Offering will be used for working capital and general corporate purposes, including funding accounts receivable.

     In October 1996, the Company completed the Airborne Stock Purchase for $2 million utilizing the proceeds for working capital purposes.

     Management believes that the proceeds from the Offering coupled with cash flows from operations and borrowing capacity will provide adequate flexibility for financing the Company's continuing operations and expansion plans.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The Company does not believe that inflation or currency fluctuations has had a material adverse effect on revenues and results of operations. However, demand for the Company's services is influenced by general economic conditions, including inflation and currency fluctuations. Periods of economic recession, high inflation or the devaluation of currencies in counties in which the Company operates could have a material adverse effect on the express and freight forwarding industry and the Company's results of operations.

EFFECTIVE CORPORATE TAX RATES

     The Company's consolidated effective tax rate was 6.6%, 13.7% and 28.3% for 1996, 1995 and 1994, respectively. The principal differences between the effective tax rates and the statutory tax rate applicable in the United States of 35% are exemptions from income taxes of many of the Company's subsidiaries operating in the Middle East and lower statutory rates at certain other locations.

     In certain countries, the tax returns have not yet been reviewed by the tax authorities. However, the Company is satisfied that adequate provisions have been provided for potential tax contingencies.

ACCOUNTING PRONOUNCEMENTS

     In March 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share ("SFAS 128"), effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 will eliminate the required disclosure of primary earnings per share which includes the dilutive effect of stock options, warrants and other convertible securities ("common stock equivalents") and instead require reporting of "basic" earnings per share, which will exclude common stock equivalents. Additionally, SFAS 128 changes the methodology for fully diluted earnings per share.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation." This standard encourages, but does not require, recognition of compensation expense based on the fair value of equity instruments granted to employees. The Company does not plan to adopt the recognition provisions of this standard. The disclosures required by this standard will be included in a note to the Company's financial statements for the year ended December 31, 1997.

     The Company has adopted statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires the assessment of certain long-lived assets for possible impairment when events or circumstances indicate their carrying amounts may not be recoverable. Adoption of this standard had no material effect on the Company's financial statements.

FACTORS THAT COULD AFFECT OPERATING RESULTS

     This Annual Report on Form 20-F contains forward-looking statements. Additional written and oral forward-looking statements may be made by the Company from time to time in Securities and Exchange Commission ("SEC") filings and otherwise. The Company cautions readers that results predicted by forward-looking statements, including, without limitation, those relating to the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to the following factors, among other risks and factors identified from time to time in the Company's filings with the SEC.

Dependence on International Trade. International trade is essential to the Company's results of operations and has played an important role in the economic development of the Middle East and other regions where the Company currently operates or plans to operate. International trade is influenced by many factors, including economic and political conditions, major work stoppages, currency fluctuations, and laws relating to tariffs, trade restrictions, foreign investments, and taxation. A reduction in the volume of international trade due to one or more of these factors, any material restrictions on trade, or a downturn in the economies where the Company currently operates or plans to operate could have a material adverse effect on the Company. Political differences may lead to the imposition of trade barriers and/or economic sanctions. The occurrence of such barriers or sanctions could have a material adverse effect on the Company's operations.

Risks Inherent in International Operations. A majority of the Company's business is conducted outside of the United States, including 17 countries located in the Middle East. The Company derived approximately 75%, 71%, and 69%, respectively, of 1996, 1995 and 1994 revenues from operations in the Middle East, a region that has been subject to many destabilizing political and economic factors over the years. The Company's international operations are subject to various risks such as the possibility of the loss of revenue, property or equipment due to expropriation, nationalization, war, insurrection, terrorism or civil disturbance, the instability of foreign economies, currency fluctuations and devaluations, inflation, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Additionally, the ability of the Company to compete may be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in, a particular jurisdiction. The Company is subject to taxation in a number of jurisdictions, and the final determination of its tax liabilities involves the interpretation of the statutes and requirements of various domestic and foreign taxing authorities. Foreign income tax returns of foreign subsidiaries, unconsolidated affiliates and related entities are routinely examined by foreign tax authorities. In addition, many of the countries where the Company operates and plans to operate have legal systems that differ from the United States legal system and may provide substantially less protection for foreign investors. There can be no assurance that any of these risks will not have an adverse effect on the Company.

Restrictions and Controls on Foreign Investments and Acquisitions of Majority Interests. Foreign investment by the Company in local joint ventures or business acquisitions has been and will continue to be restricted for controlled to varying degrees. These restrictions or controls have and may continue to limit or preclude foreign investment in certain proposed joint ventures or business acquisitions or increase the costs and expenses of the Company in seeking to effectuate such a transaction. Various governments require governmental approval prior to investments by foreign persons and limit the extent of any such investment. In certain countries, the Company is required to conduct operations pursuant to an agency or sponsorship agreement. The loss of an agent or sponsor could result in the temporary or permanent cessation of operations in a particular country. There can be no assurance that the Company will be able to replace such agent or sponsor on favorable terms, if at all. Furthermore, various governments restrict investment opportunities by foreign persons in certain industries. Various governments may also require governmental approval for the repatriation of capital and income by foreign investors. Various governments have laws protecting local postal authorities. Although such approvals are usually given, there can be no assurance that such approvals will be forthcoming in the future. There can be no assurance that additional or different restrictions or adverse policies applicable to the Company will not be imposed in the future or, if imposed, as to the duration or impact of any such restrictions or policies.

Government Regulation. The Company's operations require and will require various licenses, permits and approvals in each jurisdiction where it operates. The loss or revocation of any existing licenses, permits or approvals or the failure to obtain any necessary licenses, permits or approvals in new jurisdictions where the Company intends to do business would have an adverse effect on the ability of the Company to conduct its business and/or on its ability to expand into such jurisdictions. Authorization to commence operations will be required in each country in which the Company intends to operate. No assurance can be given that the Company will obtain such authorization, licenses or necessary approvals. In addition, countries in which the Company wishes to operate may have regulatory systems that impose other impediments on the Company's operations. There can be no assurance that the Company will be able to profitably operate in light of these restrictions.

Risks Associated with Geographic Expansion and New Lines of Business. The Company intends to actively pursue a strategy of continued growth, and will seek to expand the range of its services and penetrate new geographic markets. The Company's ability to expand into new geographic markets will be dependent upon its ability to secure the requisite local permits necessary to conduct business, including those which may be required by the local postal authority. Several countries targeted by the Company for expansion have restricted express companies from operating in the jurisdiction. Failure to secure such local permits would create a competitive disadvantage for the Company and hinder or delay its expansion plans therein. In addition, the Company will be required to identify suitable new geographic markets with sufficient demand for the Company's services, to hire and retain skilled management, marketing, customer service and other personnel, and to successfully manage growth, including monitoring operations, controlling cost and maintaining effective quality and service controls. There can be no assurance that the Company will be able to do so effectively or that allocation of capital or human resources will not adversely impact the Company as a whole.

Effects of Inflation; Currency Fluctuations. The Company is subject to the risk of inflation in the countries it operates. In addition, exchange rates for some local currencies in countries where the Company operates may fluctuate in relation to the U.S. dollar and such fluctuations may have an adverse effect on the Company's earnings or assets when local currencies are translated into U.S. dollars. Any weakening of the value of a local currency against the U.S. dollar could result in lower revenues and earnings for the Company when such local currencies are translated into U.S. dollars. Therefore, there can be no assurance that currency exchange rates or the effects of inflation will not have a material adverse effect on the Company.

Competition. The Company faces strong competition in the Middle East and other regions in which it operates. The Company's ability to compete effectively depends principally upon price, frequency and capacity of scheduled service, extent of geographic coverage and reliability. Some of the Company's competitors have well-established reputations and significantly greater financial and other resources available for expansion than the Company. The Company's principal competitors are DHL Worldwide Express, Federal Express, TNT Express Worldwide and UPS. There can be no assurance that the Company will be able to expand as rapidly as, or compete effectively against, its competitors.

Dependence on Key Customers. The Company is dependent upon its ability to continue to maintain its arrangements with key wholesale express customers. The loss of a key customer could adversely impact the Company's results of operations. In particular, the Company is dependent upon its relationship with Airborne Express, which is a wholesale customer of the Company and whose parent company is a shareholder of the Company. The Company is dependent upon its ability to maintain its arrangements with key wholesale customers. The loss of a key customer could adversely impact the Company's results of operations. In particular, the Company is dependent upon its relationships with Airborne Express, which is a wholesale customer of the Company and whose parent is a shareholder of the Company. None of the Company's retail customers accounted for more than 1.2% of express revenues, and none of its freight customers accounted for more than 1% of freight revenue.

Reliance on Commercial Carriers. The Company relies on scheduled flights of commercial air carriers and shipping companies delivering its express mail and freight forwarding services. Consequently, the ability of the Company to provide reliable, low-cost express delivery would be adversely affected by change in policies and practices such as pricing, payment terms, scheduling and frequency of service or increases in the cost of fuel, taxes and labor, and other factors that are not within the Company's control.

Seasonality. The Company's business is seasonal in nature. Historically, the Company experiences a decrease in demand for its services during the first and third quarter, the post-winter holiday and summer vacation seasons. The Company traditionally experiences its highest volume in the fourth quarter due to the holiday season. The seasonality of the Company's sales may cause a variation in its quarterly operating results and a significant decrease in second or fourth quarter revenues may have an adverse effect on the Company's results of operations for that fiscal year.

Holding Company Structure. The Company is a holding company and substantially all of its operations are conducted through subsidiaries, joint ventures and contractual sponsorship arrangements. Consequently, the Company will rely principally on dividends or advances from its subsidiaries (including ones that are not wholly-owned, joint ventures, contractual sponsorship arrangements and agency relationships with service providers. The ability of such subsidiaries to pay dividends and the ability of the Company to realize on its investment in other entities is subject to applicable local law and certain other restrictions.

Risks Associated with Reorganization. As a result of the Reorganization commenced in 1996, the Company continues to maintain a Hong Kong subsidiary although the Company no longer conducts any material business through its Hong Kong subsidiary. On July 1, 1997, sovereignty over Hong Kong will be transferred from the United Kingdom to the People's Republic of China, and Hong Kong will be come a Special Administrative Region of China. There can be no assurance as to the legal, tax and other implications of the Reorganization in view of the changing political situation in Hong Kong.

Potential Liability Regarding Delivery of Shipment and No Insurance Coverage.
In the Company's business, the Company assumes responsibility to its customers for the safe delivery of shipments up to $100.00 in value. Upon the customer's request, the Company insures amounts above $100.00 with local insurance companies. The Company does not carry an umbrella insurance policy. The Company has, from time to time, made payments to its customers for claims related to its shipments which, to date, have not been material to the Company's results of operations. Should the Company experience an increase in the number of such claims, there can be no assurance that the Company's results of operations will not be adversely affected.

Dependence on Key Employees. The Company's growth and profitability are dependent upon, among other things, the abilities and experience of the Company's management team, including Mr. William Kingson, the Company's Chairman and Mr. Fadi Ghandour, the Company's President, Deputy Chairman and Chief Executive Officer. In addition, from time to time, Mr. Ghandour has personally guaranteed lines of credit and bank overdrafts of the Company. If the services of Messrs. Kingson and Ghandour or a number of the Company's other executive officers were no longer available to the Company, the Company's business, financial condition and results of operations could be adversely affected.

     The foregoing list of factors should not be construed as exhaustive or as any admission regarding the adequacy of disclosure made by the Company as of the date hereof.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

     The following sets forth the directors and executive officers of the Company, positions and offices held by each such person, and the period each such person has held such position.

Name                          Position Held and Term
----                          ----------------------

William Kingson/(1)/          Chairman of the Board and Class 2 Director since 1996 and
                              Chairman of the Board and Director of predecessor entities since 1982
Fadi Ghandour                 President, Deputy Chairman, Chief Executive Officer
                              and Class 3 Director since 1996 President, Deputy Chairman,
                              Chief Executive Officer and Director of predecessor
                              entities since 1982
Rula Ghandour                 Class 1 Director since 1996 and Director of predecessor
                              entities since 1982
Roy Liljebeck/(2)/            Class 1 Director since April 1997
Ayed Al-Jeaid/(3)/            Class 2 Director since April 1997
Hazem Malhas/(4)/             Vice President-Chief Operating Officer-Express since 1993
Safwan Tannir                 Vice President-Chief Operating Officer-Freight
                              Forwarding since 1991
Camille Tam Nasrallah/(5)/    Vice President-Corporate Affairs since 1993
Emad Shishtawi                Accounting and Finance Manager since 1994
Yousef Ghandour               Managing Director of MED since 1994
---------------------------------------------------------------------------------------

(1) Mr. Kingson is also President of New York based DHX Group Ltd. and Co-chairman and President of the Pointe Group.

(2) Mr. Roy Liljebeck has been Executive Vice President and Chief Financial Officer of Airborne Freight Corporation since 1985, having held various positions with Airborne since 1967.

(3)  Mr. Ayed Al-Jeaid is Chief Executive Officer of Makshaff Services,
     Ltd., a holding company for various aviation and media interests in Saudi Arabia and worldwide.

(4) Mr. Malhas joined the Company in 1986 as Freight Forwarding Sales Manager for the Company's Amman, Jordan office. During 1987, he was Country Manager for Jordan. From 1987 to 1993, he served as Vice President - Operations and Planning.

(5) Mr. Nasrallah joined the Company in 1988 as general manager UAE and served as Vice President - Gulf and Indian Sub-Continent until 1993.


     In April the Company classified its Board of Directors into three classes. The current terms of office for directors expires as follows: Class 1, at the 1997 annual meeting of shareholders; Class 2, at the 1998 annual meeting of shareholders and Class 3, at the 1999 annual meeting of shareholders. Thereafter, the term of office of each director will expire at the third annual meeting of shareholders following his or her election. Officers of the Company are appointed by the Board of Directors and serve until their successors are duly appointed and qualified.

     Except for Mr. Fadi Ghandour and Ms. Rula Ghandour, who are husband and wife, and Mr. Yousef Ghandour, who is Mr. Ghandour's uncle, there are no family relationship, among directors and executive officers of the Company.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     Directors of the Company currently do not receive any additional remuneration for services on the Board of Directors. The aggregate compensation paid or accrued by the Company and its subsidiaries to all officers of the Company held office at any time during the fiscal year ended December 31, 1996 (7 persons), was $345,531. None of such persons is entitled to any pension, retirement or similar benefits from the Company.

     In addition, certain directors and executive officers of the Company earn compensation through entities which provide services to the Company. (See Item 13 of this Report).

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     Other than warrants issued in connection with the Offering and options granted under the Company's Stock Option Plan, there are no other rights, warrants or options presently outstanding pursuant to which additional Common Stock could be issued.

     In connection with the Offering, the Company sold to the underwriters to the Offering for an aggregate purchase price of $100.00 warrants to purchase up to 100,000 shares of the Company's Common Stock at an exercise price per share equal to $8.40 (the "Warrants"). The Warrants are not redeemable and are exercisable during a four-year period commencing January 13, 1998. The Warrants provide, subject to certain conditions, for a period of four years commencing on January 13, 1998, one "demand" registration right and for a period of three years commencing on January 13, 1999 certain "piggy back" registration rights.

     On December 19, the Board of Directors of the Company established the Aramex International Limited Stock Option Plan (the "Plan") for employees and consultants of the Company and its subsidiaries and for nonemployee members of the Board of Directors of the Company. The Plan permits the granting of both incentive stock options and nonqualified stock options. A total of 400,000 shares of Common Stock were authorized for issuance under the Plan.

     The Plan is administered by a committee of nonemployee members of the Board of Directors (the "Committee"). Subject to the terms of the Plan, the Committee has the sole discretion to determine the persons to whom options will be granted and the terms and conditions of such options. However, the option price can not be less than 100% of the fair market value of the Company's Common Stock on the date of the grant. In the case of an incentive stock option recipient possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries, the option price shall not be less than 110% of the fair market value of the Company's Common Stock on the date of the grant. No options were granted in 1996.

     On January 13, 1997, Mr. Fadi Ghandour (Chief Executive Officer), was granted nonqualified options to purchase 100,000 shares of Common Stock at an option price of $7.00 per share. The options are exercisable for a period of ten years from the date of vesting. Fifty percent of these options vested on January 13, 1997 and the other fifty percent are to vest on July 13, 1997. On January 13, 1997, Mr. William Kingson (Chairman), was granted incentive stock options to purchase 100,000 shares of common Stock at an option price of $7.70 per share. The options are exercisable for a period of five years from the date of vesting. Fifty percent of these options have vested on January 13, 1997 and the other fifty percent are to vest on July 13, 1997. Also on January 13, 1997, stock options to purchase an aggregate 100,000 shares of Common Stock at an exercise price equal to $7.00 per share were granted to 139 of the Company's executive officers (other than Messrs. Kingson and Ghandour), employees and consultants. These options will vest over a five-year period on the basis of one-quarter each year following the first anniversary of the grant of such options.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     As part of the 1996 corporate reorganization that resulted in the Company becoming the successor to Aramex Hong Kong, the Company subscribed for 100 Ordinary Shares of Aramex Hong Kong and each share of Aramex Hong Kong outstanding prior to such subscription was converted by a special resolution of the shareholders of Aramex Hong Kong into non-voting Deferred Shares. The Deferred Shares do not carry voting rights (other than with respect to resolutions affecting their class rights) and are effectively subordinated to the Ordinary Shares (all of which are held by the Company) in respect of all dividends, distributions and liquidation rights until such as the holders of Ordinary Shares have received $100 billion. The existing shareholders, Messrs. Kingson and Ghandour and Ms. Ghandour of Aramex Hong Kong will retain a nominal interest in Aramex Hong Kong through their ownership of the Deferred Shares. Aramex Hong Kong will act as an intermediate holding company of the Company's subsidiaries until the Company completes its reorganization plan to transfer assets from Aramex Hong Kong to the Company or its subsidiary companies.

     In connection with the Airborne Stock Purchase, Mr. William Kingson, Mr. Fadi Ghandour, Ms. Rula Ghandour and Airborne Freight Corporation entered into a Shareholders Agreement, as amended on December 11, 1996 and December 12, 1996, which, among other things, provides that in the event the Company transfers any shares of Common Stock to certain listed competitors to Airborne or any other company primarily engaged in air, freight or in express shipments. In the event that Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour transfer any shares of Common Stock to certain listed competitors of to Airborne or any other company primarily engaged in the transportation of air freight or air express shipments, it shall be a condition of such transfer that Airborne shall be offered the right to sell to such competitor all of its shares of Common Stock on the same terms and conditions as the sale by Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour. "Transfer" is defined to mean the direct or indirect, through intermediaries or otherwise, sale, transfer, distribution, assignment, bequest, pledge, hypothecation, encumbrance, grant of security interest in, or grant, issuance, sale or conveyance of any option, warrant or right to acquire, grant of a proxy to vote, or other disposition of shares of Common Stock of the Company and is defined to exclude a sale on the open market or the Transfer of shares by the Company in connection with a strategic acquisition or similar transaction where the Company (directly or through one or more subsidiaries) is the acquiring party. In connection with the Airborne Stock Purchase, Airborne was granted certain "piggyback" registration rights relating to their shares of Common Stock. In addition, under the terms of the Airborne Stock Purchase, Airborne shall be entitled to appoint one Director to the Company's Board of Directors.

     MED was organized under the laws of the Isle of Jersey in 1996. Of the 100 shares of MED currently outstanding, the Company owns 80 shares (5 of which shares were acquired prior to the Company's Offering from Mr. Hazem Malhas, the Company's Vice President-Chief

Operating Officer, for nominal consideration) and Mr. Yousef Ghandour owns 20 shares. Mr. Yousef Ghandour is Mr. Fadi Ghandour's uncle.

     The Company leases the premises currently occupied by the Company's London operations from Mr. Ali Ghandour, the father of Fadi Ghandour, at an annual rental of $88,000. The lease renews annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties.

     The Company leases the premises currently occupied by the Company's corporate offices in Amman, Jordan, from ARAM, an investment company controlled by the Ghandour family at an annual rental of $70,000. The lease renews annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties.

     In addition, from time to time, Mr. Fadi Ghandour has personally guaranteed lines of credit and bank overdrafts on behalf of the Company.

     The Company has entered into nominee shareholder agreements with Fadi Ghandour and Raghida Ghandour, the sister of Fadi Ghandour, the owners of 78% and 22% of the share capital of Arab American International Express Company (Aramex) Limited, the entity through which the Company conducts its Jordanian operations. Mr. Ghandour and Ms. Ghandour have held their shares in Arab American International Express Company (Aramex) Limited as nominees for the Company since inception of its operations on April 3, 1982. However, in January 1995, the Company formalized the arrangement with Mr. Ghandour and Ms. Ghandour pursuant to nominee shareholder agreements which have been subsequently amended in connection with the Reorganization. Pursuant to such agreements, Mr. and Ms. Ghandour confirmed that they are holding their respective shares in the name of the Company and that they will abide by any written instructions given by the Company concerning the shares. The Company agreed that they will reimburse and indemnify Mr. and Ms. Ghandour for all expenses incurred in acquiring and holding the shares. Arab American International Express Company (Aramex) Limited has been included in the consolidated financial statements of the Company as a wholly-owned subsidiary for all periods presented herein.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.


                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None.


ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

     None.


                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     The Company has elected to furnish the financial statements specified by
Item 18.


ITEM 18.  FINANCIAL STATEMENTS

     a)   Financial statements which appear herein at the page indicated:

          Report of Independent Public Accountants..................  F-1

          Consolidated Balance Sheets at December 31, 1996 and 1995.  F-2

          Consolidated Statement of Income For the Years Ended
          December 31, 1996, 1995 and 1994..........................  F-3

          Statement of Changes in Shareholders' Equity For the Years
          Ended December 31, 1996, 1995 and 1994....................  F-4

          Consolidated Statement of Cash Flows for the Years
          Ended December 31, 1996, 1995 and 1994....................  F-5

          Notes to the Consolidated Financial Statements............  F-6

          Other Auditor's Reports on certain Consolidated Financial Statements (separate financial statements not included herein....................................................  F-20

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     The financial statements listed in Item 18 are incorporated by reference to this Item.


            EXHIBIT
            NUMBER              DESCRIPTION
            ------              -----------
     b)

            3.1    Memorandum of Association of Aramex International Limited**

            3.2    Bye-laws of Aramex International Limited**

            4.1    Specimen of Common Stock Certificate**

            4.2    Form of Underwriter's Warrant Agreement including form of
                   Redeemable Warrant Certificate**

            10.1   Stock Option Plan**

            10.2 Form of Agreement granting a license to use the "Aramex" name

            10.3   Form of Management Agreement**

            10.4   Form of Agreement with each of the Company's Middle East
                   (MED) Mail Order Catalog Companies**

            10.5   Employment Agreement dated as of January 13, 1997 between
                   Aramex International Limited and William Kingson**

            10.6   Employment Agreement dated as of January 13, 1997 between
                   Aramex International Limited and Fadi Ghandour**

            10.7   Form of Indemnification Agreement, between Aramex
                   International Limited and members of the Board of Directors**

            10.8 Stock Purchase Agreement dated as of October 22, 1996 between Aramex International Limited and Airborne Freight
                   Corporation**

            10.9   Shareholders Agreement dated October 22, 1996 between
                   William Kingson, Fadi Ghandour, Rula Ghandour and Airborne
                   Freight Corporation**

            10.10  Amendment No. 1 to Shareholders Agreement dated as of
                   December 11, 1996 between William Kingson, Fadi Ghandour,
                   Rula Ghandour and Airborne Freight Corporation as amended by
                   Agreement dated as of December 12, 1996**

            10.11 Nominee Shareholder Agreement dated January 1, 1995 by and between Raghida Ali Ghandour and Aramex International
                   Limited**

EXHIBIT
NUMBER                       DESCRIPTION
------                       -----------

  10.12 Nominee Shareholder Agreement dated January 1, 1995 by and between Raghida Ali Ghandour and Aramex International
         Limited**

  10.13  Amendment No. 1 to each of the Nominee Shareholder
         Agreements dated as of December 23, 1996.**

  21.1   List of subsidiaries of Aramex International Limited


** Previously filed in the Company's Registration Statement on Form F-1 (Registration Statement No. 333-15639) and incorporated herein by reference.

                                  SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ARAMEX INTERNATIONAL LIMITED


                                       By: /s/ William S. Kingson
                                          -------------------------
                                          Name:  William S. Kingson
                                          Title: Chairman of the Board

Dated:  July 1, 1997

                         Aramex International Limited
                         ----------------------------

      Consolidated Financial Statements as of December 31, 1996 and 1995
      ------------------------------------------------------------------

                                 Together with
                                 -------------

                               Auditors' Report
                               ----------------

                         Index To Financial Statements
                         -----------------------------


                                                                Page
                                                                ----
Report of Independent Public Accountants                        F-1


Consolidated Balance Sheets at December 31, 1996 and 1995       F-2


Consolidated Statements of Income For the Years Ended
     December 31, 1996, 1995 and 1994                           F-3


Statement of Changes in Shareholders' Equity For the
     Years Ended December 31, 1996, 1995 and 1994               F-4


Consolidated Statements of Cash Flows For the Years Ended
     December 31, 1996, 1995 and 1994                           F-5


Notes to Consolidated Financial Statements                      F-6


Other Auditors' Reports on certain Consolidated Financial
     Statements (separate financial statements not
     included herein)                                           F-20

                   Report of Independent Public Accountants
                   ----------------------------------------

To The Shareholders and Board of Directors of
Aramex International Limited

We have audited the accompanying consolidated balance sheets of ARAMEX International Limited (a Bermuda Corporation as defined in Note 1 to consolidated financial statements) and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries operating in Saudi Arabia (1995 and 1994 only), United Kingdom, United States and France, which reflect total assets and total revenue of 29 percent and 28 percent in 1996, and 41 percent and 39 percent in 1995, and 38 percent and 38 percent in 1994, respectively, of the consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities is based solely on the reports of the other auditors.

We conducted our audits in accordance with International Auditing Standards which are substantially consistent with those in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of ARAMEX International Limited and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with International Accounting Standards.


Manama - Bahrain                                   Arthur Andersen
January 28, 1997                                   Certified Public Accountants

                  -------------------------------------------
                          Consolidated Balance Sheets
                          ---------------------------
                       As Of December 31, 1996 and 1995
                       --------------------------------
                        (In Thousands Of U.S. Dollars)

Assets                                              Notes       1996     1995
------                                              -----       ----     ----
Current Assets

     Cash on hand and at banks                                 2,335    1,341
     Receivables, net                                    3    11,694    8,922
     Due from minority interest holder                  16         -      214
     Deferred income taxes                              14        37       20
     Other current assets                                4     1,968      824
                                                               -----    -----

     Total current assets                                     16,034   11,321

Property, plant and equipment, net                       5     2,811    2,655
Investments in affiliates, at cost                                40       67
Other assets                                                     487      301
                                                               -----    -----

     Total Assets                                             19,372   14,344
                                                              ======   ======
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current Liabilities

     Due to banks                                        8       715      777
     Current portion of long term loan                   9        57        -
     Current portion of notes payable                   10        55      115
     Payables                                            6     5,239    4,690
     Other current liabilities                           7     3,318    2,872
                                                               -----    -----

     Total current liabilities                                 9,384    8,454
                                                               -----    -----

Long term loan                                           9        88        -
Long term notes payable                                 10        42       30
Deferred income taxes                                   14        34       27
Other liabilities                                        2       915      742
Due to shareholders                                     16         -      396
                                                               1,079    1,195
                                                               -----    -----

Minority interests in subsidiaries                               256      291

Shareholders' Equity

     Share capital                                    1,16        34       31
     Additional paid in capital in excess of par      1,16     2,225      228
     Cumulative translation adjustment                            58     (144)
     Retained earnings                                         6,336    4,289
                                                               -----    -----

     Total shareholders' equity                                8,653    4,404
                                                               -----    -----

     Total Liabilities and shareholders' equity               19,372   14,344
                                                              ======   ======

  The accompanying notes are an integral part of these consolidated financial statements

                         Aramex International Limited
                         ----------------------------
                       Consolidated Statements Of Income
                       ---------------------------------
             For The Years Ended December 31, 1996, 1995 and 1994
             ----------------------------------------------------
(In Thousands Of U.S. Dollars except for shares and per share data)


                                                  Notes       1996         1995         1994
                                                  -----       ----         ----         ----
Revenues                                            11       52,275       43,602       38,129

Shipping costs                                      12      (28,080)     (23,045)     (19,992)
                                                            -------      -------      -------
     Gross profit                                            24,195       20,557       18,137

Operating expenses                                          ( 9,796)     ( 7,986)      (6,877)

Selling, general and administrative expenses                (12,003)     (10,664)     (10,232)
                                                            -------      -------      -------
     Operating income                                         2,396        1,907        1,028
                                                            -------      -------      -------
Other income (expenses) -

     Interest expenses                                      (   102)     (    61)     (    46)
     Gain (loss) on sale of assets                               14      (     1)     (     4)
     Exchange (loss) gain                                   (    13)          31      (    55)
     Other income (loss)                                         71           69      (   123)

                                                            (    30)          38      (   228)
                                                            -------      -------      -------
     Income before income taxes                               2,366        1,945          800

Provision for income taxes                          14      (   157)     (   266)     (   227)
Minority interests                                          (   162)     (   157)     (   278)
                                                            -------      -------      -------
     Net income                                               2,047        1,522          295
                                                            =======      =======      =======

Earnings per share                                             0.64         0.49         0.09
                                                               ====         ====         ====

Weighted average number of shares outstanding             3,184,939    3,125,000    3,125,000
                                                          =========    =========    =========

  The accompanying notes are an integral part of these consolidated financial statements

                 Aramex International Limited And Subsidiaries
                 ---------------------------------------------
                 Statement Of Changes In Shareholders' Equity
                 --------------------------------------------
             For The Years Ended December 31, 1996, 1995 and 1994
             ----------------------------------------------------
             (In Thousands Of U.S. Dollars, Except For Share Data)


                                                             Additional     Cumulative     Retained Earnings          Total
                                       Share capital                                      ----------------------
                                      --------------          Paid in       Translation   Legal    Unappropriated  Shareholders'
                                      Shares       Amount     Capital       Adjustments   Reserve  Earnings           Equity
                                      ------       ------     -------       -----------   -------  --------        ------------
Balance at January 1,
 1994                                3,125,000        31          228             (119)        21    2,451                2,612
Net income                                   -         -            -                -         25      270                  295
Translation
  adjustment                                 -         -            -           (   18)         -        -             (     18)
                                     ---------    ------       ------           ------     ------    -----              -------
Balance at December
 31, 1994                            3,125,000        31          228             (137)        46    2,721                2,889
Net income                                   -         -            -                -          4    1,518                1,522
Translation
  adjustment                                 -         -            -          (     7)         -        -             (      7)
                                     ---------    ------       ------           ------     ------    -----              -------
Balance at December
 31, 1995                            3,125,000        31          228             (144)        50    4,239                4,404
Issuance
  of shares                            304,688         3        1,997                -          -        -                2,000
Net income                                   -         -            -                -         25    2,022                2,047
Translation
  adjustment                                 -         -            -              202          -        -                  202
                                     ---------    ------       ------           ------     ------    -----              -------
Balance at December
 31, 1996                            3,429,688        34        2,225               58         75    6,261                8,653
                                     =========    ======       ======           ======     ======    =====              =======

  The accompanying notes are an integral part of these consolidated financial statements

                 Aramex International Limited And Subsidiaries
                 ---------------------------------------------
                     Consolidated Statements Of Cash Flows
                     -------------------------------------
             For The Years Ended December 31, 1996, 1995 and 1994
             ----------------------------------------------------
                        (In Thousands Of U.S. Dollars)


CASH FLOWS FROM OPERATING ACTIVITIES             1996    1995      1994
------------------------------------             ----    ----      ----

Income before income taxes                       2,366   1,945      800
Adjustments to reconcile income before tax
 to net cash from operating activities -
          Depreciation                             868     891      515
          (Gain) loss on sale of assets           (14)       -        5
                                                ------   -----   ------
                                                 3,220   2,836    1,320

Increase in receivables                         (2,625)   (484)  (2,358)
Increase in other current assets                (1,144)   (125)    (274)
Increase (decrease) in payables                    578   (1065)   2,086
Increase (decrease) in other liabilities           173    (307)     734
Increase in other current liabilities              477     659      174
Other                                              (10)     14       (7)
                                                ------   -----   ------
          Cash generated from operations           669   1,528    1,675
Income taxes paid                                 (198)    (62)    (200)
                                                ------   -----   ------
          Net cash from operating activities       471   1,466    1,475
                                                ------   -----   ------
CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------

Purchase of property, plant and equipment       (1,029)   (757)  (1,366)
Proceeds from sale of assets                        48      67        5
Increase in other assets                          (159)   (180)     (27)
                                                ------   -----   ------
    Net cash used in investing activities       (1,140)   (870)  (1,388)
                                                ------   -----   ------
CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------

Due to banks, net                                  (62)    435       62
Proceeds from long term loan                       171       -        -
Repayment of long term loan                        (26)      -        -
Proceed from notes payable                          67       5       36
Repayment of notes payable                        (115)    (95)     (53)
Issuance of shares                               2,000       -        -
Proceeds from issue of common stock
 to minority interests                             214     266        -
Payments to minority interests                    (197)   (929)    (442)
Due to shareholders, net                          (396)     71     (331)
                                                ------   -----   ------
    Net cash from (used in) financing activities  1656    (247)    (728)
                                                ------   -----   ------
Effect of exchange rate changes on cash              7      (2)      14
                                                ------   -----   ------
Net increase (decrease) in cash
 on hand and at banks                              994     347     (627)
Cash on hand and at banks, beginning of year     1,341     994    1,621
                                                ------   -----   ------

Cash on hand and at banks, end of year           2,335   1,341      994
                                                ======   =====   ======

  The accompanying notes are an integral part of these consolidated financial statements

                 Aramex International Limited And Subsidiaries
                 ---------------------------------------------
                  Notes to Consolidated Financial Statements
                  ------------------------------------------
                      December 31, 1996 and 1995 and 1994
                      -----------------------------------

     (In Thousands Of U.S. Dollars, Except For Shares And Per Share Data)


(1)  BUSINESS AND ORGANIZATION
------------------------------

ARAMEX International Limited, ("ARAMEX" or the "Company") was incorporated under the laws of Bermuda on October 31, 1996 to be the successor to ARAMEX International, Limited, a Hong Kong company which was incorporated in February 1986 (" ARAMEX Hong Kong").

On December 13,1996, ARAMEX subscribed for 100 shares of ARAMEX Hong Kong (the "Ordinary Shares") and each share of ARAMEX Hong Kong outstanding prior to such subscription was converted by a special resolution of the Shareholders of ARAMEX Hong Kong into non-voting deferred shares (the "Deferred Shares") (collectively, the "Reorganization"). The Deferred Shares do not carry voting rights (other than in respect of resolutions affecting their class rights) and are effectively subordinated to the Ordinary Shares (all of which are held by ARAMEX) in respect of all dividends, distributions and liquidation rights until such time as the holders of Ordinary Shares have received $ 100 billion. Accordingly, no value has been assigned to the Deferred Shares. Pursuant to the Reorganization, ARAMEX became the parent holding company of ARAMEX Hong Kong. The existing shareholders of ARAMEX Hong Kong will retain a nominal interest in ARAMEX Hong Kong through their ownership of the Deferred Shares. ARAMEX Hong Kong will act as an intermediate holding company of the Company's subsidiaries until the Company completes its reorganization plan to transfer all of its assets from ARAMEX Hong Kong to ARAMEX or into other subsidiary companies.

ARAMEX is authorized to issue 15,000,000 shares of common stock with a par value of $0.01 per share. After giving effect to the Reorganization described above, at December 31, 1996, the share ownership is detailed as follows:


Owner                                Shares Owned
-----                                ------------

     Mr. Bill Kingson                   1,562,500
     Mr. Fadi Ghandour                    781,250
     Mrs. Rula Ghandour                   781,250
     Airborne Freight Corporation         304,688
                                        ---------
                                        3,429,688

The Company is also authorized to issue 5,000,000 shares of preferred stock with a par value of $ 0.01 per share, none of which has been issued or is outstanding.

The accompanying consolidated financial statements have been presented to give effect to the reorganization as if it had taken place as of the beginning of the earliest period presented.

Principal Activities
--------------------

ARAMEX provides express delivery and freight forwarding services from its main stations (hubs) in Dubai, London, New York and Amman primarily to, from and within destinations in the Middle East. ARAMEX's operations are controlled through a regional office which was registered in Jordan on March 15, 1988 under the name of ARAMEX International Limited (the "Regional Office") pursuant to the foreign companies law No. (58) of 1985. The operations of the Regional Office are facilitated by the hubs of the ARAMEX network.

Effective January 1, 1996, the Company formally inaugurated its direct marketing and mail order catalog service at certain stations in the Middle East. The service, called Middle East Direct ("MED"), provides assistance to customers in selecting, ordering and delivering merchandise through catalogs of retail companies based principally in the United States and Western Europe.

(2)  SIGNIFICANT ACCOUNTING POLICIES
------------------------------------

a)  Basis of presentation
    ---------------------

    The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). For purposes of these financial statements, there are no significant differences between the Company's accounting principles utilized and the accounting principles generally accepted in the United States.

b)  Principles of consolidation
    ---------------------------

    The consolidated financial statements include the accounts of the Company and all of its subsidiaries that are controlled directly and indirectly through agreements that provide the Company with authority to govern the financial and operating affairs of the subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Following is a listing of the subsidiaries, comprising the consolidated financial statements together with the respective percentage and investment amounts owned by ARAMEX International Limited:


SUBSIDIARIES                         Investment             Ownership
------------                        ------------      ----------------------
                                    1996    1995      1996     1995     1994
                                    ----    ----      ----     ----     ----
                                                        %       %        %

     Amman               AMM            249     249    100         100   100
     Damascus            DAM              6       6     60          60    60
     Beirut              BEY **           0       0     50          50    50
     Beirut CGO          BEY CGO **       1       1     50          50    50
     Cairo               CAI **           8       8     49          49    49
     Dubai               DXB            245     245    100         100   100
     Abu Dhabi           AUH             75      75    100         100   100
     Doha                DOH             20      20    100         100   100
     Bahrain             BAH              3       3    100         100   100
     Jeddah              JED **          80      53     50          50    33
     Nicosia             NIC              0       0    100         100    49
     Paris               PAR             36      19    100          85    85
     London              LON            804     804    100         100   100
     Washington, D.C.    DCA             15      15    100         100   100
     New York            JFK          1,000   1,000    100         100   100
     Texas               HOU *            -       0      -          99    49
     Montreal            YUL **           7       7   19.5        19.5  19.5
     Kuwait              KWI              0       0    100         100    50
     New Jersey          EWR             82       5    100          51    51
     Athens              ATH            228      49    100         100    51
     Jerusalem           JRS              0       -    100           -     -
     Med                 Med             17       -     80           -     -

*   The Houston station was closed in 1995.
**  Controlled through shareholder agreements.

c)  Use of estimates
    ----------------

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

d)  Concentration of risk in geographic area
    ----------------------------------------

    The Company derived approximately 75%, 71% and 69%, respectively, of 1996, 1995 and 1994 revenues from operations in the Middle East. The risk of doing business in this region could adversely affect the Company, as the region has been subject to many destabilizing political and economic factors over the years.

e)  Revenue recognition
    -------------------

    Revenues are recognized when shipments are completed. For "door-to-door" shipments, revenues are recognized upon delivery of freight at the destination. For other shipments, revenues are recognized upon delivery of freight to the air carrier, at which time, the revenue process is completed.

    Certain customers pay in advance, giving rise to deferred revenue.

f)  Translation of the financial statements of foreign stations
    -----------------------------------------------------------

    The Company's functional currency is the United States Dollar. The financial statements of foreign subsidiaries where the local currency is the functional currency (substantially all stations) are translated into U.S Dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from translation of financial statements are reflected as a separate component of shareholders' equity.

    Exchange gains and losses resulting from transactions of the Company and its subsidiaries which are made in currencies different from their own are included in income as they occur.

g)  Fixed assets
    ------------

    Fixed assets are recorded at cost and are depreciated over their estimated useful lives using primarily the straight-line method.

    The estimated useful lives of these assets are:

    Furniture and fixtures      7 years
    Office equipment            7 years
    Computers                   5 years
    Vehicles                    5 years

h)  Income taxes
    ------------

    The Company provides income taxes in accordance with IAS 12. As an offshore company incorporated in Bermuda, profits from operations of foreign subsidiaries are not subject to Bermudan taxes. For certain operations in the Middle East, the Company is exempt from income taxes. For other operations, deferred income taxes have been provided, using the liability method under IAS 12, for the difference between the book and tax bases of assets and liabilities.

    Deferred income taxes have not been provided on the undistributed earnings of subsidiaries operating outside of Bermuda, as such earnings are expected to be indefinitely reinvested or, if distributed, are expected to be distributed tax free.

i)  Employee termination indemnities
    --------------------------------

    Certain of the Company's subsidiaries are required, by the labor law of each related country, to provide indemnity payments upon termination of relationship with their employees. The benefit accrues to employees on a pro-rata basis during their employment period and is based on each employee's current salary. Other liabilities in the accompanying Consolidated Financial Statements reflects the maximum amounts of the indemnities as of the balance sheet dates of $855 and $638, respectively, at December 31, 1996 and 1995.

(3)    RECEIVABLES
       -----------
This item consists of the following:


                                                1996            1995
                                                ----            ----
Trade receivables                             11,917           9,050
Employee advances                                516             307
Other                                              -             525
                                                ----            ----

                                              12,433           9,882

Less: Allowance for doubtful accounts        (   739)         (  960)
                                             -------          ------
                                              11,694           8,922
                                             =======          ======

All employee advances bear no interest and are due within one year.

Geographic concentrations of accounts receivables as of December 31, 1996 and 1995 are the following:
                                                1996       1995
                                                ----       ----
Middle East                                     71.1%     65.2%
Europe                                          22.5%     25.2%
North America                                    6.4%      9.6%

Management believes that all receivables, net of related allowances, will be collected in due course.

Movements in the allowance for doubtful accounts are as follows:

                                        1996      1995      1994
                                        ----      ----      ----
Balance - Beginning of the year          960       860      530
Provision                                125       268      417
Write-offs                              (346)     (168)     (87)

Balance - End of the year                739       960      860
                                         ===       ===      ===

(4)   OTHER CURRENT ASSETS
--------------------------
This item consists of the following:

                                1996 1995
                                ---- ----

Prepaid expenses                658  414
Share issuance expenses*        240    -
Refundable deposits             313  164
Advances                         41   10
Tax withholdings                307   31
Supplies and stationary         274   41
Other                           135  164
                                ---  ---

                              1,968  824
                              =====  ===

* Share issuance expenses will be charged against the gross proceeds of the initial public offering (see Note 18).

(5)   FIXED ASSETS
------------------
This item consists of the following:

Costs:
------

                                    At the Beginning                          Exchange         At the End
                                      of the Year     Purchases   Disposals  differences       of the Year
                                    ----------------  ---------   ---------  -----------       -----------
Furniture and fixtures                  1,160            371          -           11               1,542
Office equipment                          685            185         (9)          28                 889
Computers                               1,361            335         (1)           1               1,696
Vehicles                                1,457            138       (101)          10               1,504
                                        -----          -----        ---          ---               -----

                                        4,663          1,029       (111)          50               5,631
                                        =====          =====        ===          ===               =====
Accumulated depreciation:
------------------------

                                    At the Beginning                          Exchange         At the End
                                      of the Year     Purchases   Disposals  differences       of the Year
                                    ----------------  ---------   ---------  -----------       -----------
Furniture and fixtures                    493            235          -            6                 734
Office equipment                          268            148         (3)          10                 423
Computers                                 648            228          -            1                 877
Vehicles                                  599            257        (74)           4                 786
                                        -----            ---         --           --                ----

                                        2,008            868        (77)          21               2,820
                                        =====            ===         ==          ===               =====

Net book value                          2,655                                                      2,811
                                        =====                                                      =====

 (6)  PAYABLES
--------------

This item consists of the following:
                                         1996           1995
                                         ----           ----

Trade payables                          5,239           4,357
Due to employees *                         -              104
Other                                      -              229
                                        -----           -----
                                        5,239           4,690
                                        =====           =====

* Amounts represent reimbursements owed to employees for travel and entertainment expenses.

(7)   OTHER CURRENT LIABILITIES
-------------------------------

This item consists of the following:

                                        1996    1995
                                        ----    ----

Accrued expenses                      1,211     1,104
Deferred revenue                        685       546
Income taxes payable                    376       407
Social securities and taxes payable     541       551
Sales taxes and other                   311       189
Other                                   194        75
                                      -----     -----
                                      3,318     2,872
                                      =====     =====

(8)   DUE TO BANKS
------------------

ARAMEX and its subsidiaries maintain lines of credit with various banks in the aggregate of $348 and $580, respectively, at December 31, 1996 and 1995. At December 31, 1996 and 1995, the Company had $269 and $554 outstanding under these lines of credit. The lines of credit are personally guaranteed by one of the shareholders of the company and secured by a mortgage debenture over the assets of Aramex (UK) International Courier Limited. The weighted average interest rates on the Company's lines of credit were 11.9% and 11.3% at December 31, 1996 and 1995, respectively. The remaining balances of $446 and $223 in Due to Banks as of December 31, 1996 and 1995, respectively, represent bank overdrafts.

(9)   LONG TERM LOAN
--------------------

This item consists of the following:


                                                1996    1995
                                                ----    ----

Bank loan at a fixed interest rate of 9.875%     145      -

Less: current maturities                        ( 57)     -
                                                ----    ---
Long term portion                                 88      -
                                                ====    ===

The aggregate amounts of annual principal maturities of long-term obligations are as follows:


                                                            December 31
                                                            -----------

     1997                                                         57
     1998                                                         57
     1999                                                         31

Long term loan is denominated in Great Britain pounds and is secured by a mortgage debenture over the assets of Aramex (UK) International Courier Limited.

(10)  LONG TERM NOTES PAYABLE
-----------------------------

This item consists of the following:
                                                1996             1995
                                                ----             ----
Various vehicle notes payable in monthly
 installments with original average
 maturities of three years, at
 interest rates ranging from 6.75% to 16 %       97              145

Less: current maturities                        (55)           ( 115)
                                                ---             ----
Long term portion                                42               30
                                                ===             ====

The aggregate amounts of annual principal maturities of long-term obligations are as follows:
                                                December 31
                                                -----------
          1997                                      55
          1998                                      39
          1999                                       3

Long term notes payable including current maturities are payable in various currencies including the U.S. Dollars.

 (11)  REVENUES
 --------------

This item consists of the following:
                                              1996         1995           1994
                                              ----         ----           ----

Express                                      30,798       25,491         22,349
Freight forwarding                           15,186       14,306         13,104
Domestic                                      2,880        2,007          1,291
MED                                           1,078            -              -
Other *                                       2,333        1,798          1,385
                                             ------       ------         ------

                                             52,275       43,602         38,129
                                             ======       ======         ======

* Amounts represent revenues from other services which the Company renders such as airline ticketing and travel. All related costs are reflected in shipping costs.

 (12) SHIPPING COSTS
--------------------

This item consists of the following:
                                                1996       1995        1994
                                                ----       ----        ----

Linehaul expenses - Express                    7,281       5,608       4,597
Distribution expenses -
 Express                                       4,879       4,347       3,429
Inbound costs - Express                        1,441         949       1,083
Freight forwarding and
 related expenses                             11,904      11,279      10,197
MED cost of sales                                697           -           -
Other                                          1,878         862         686
                                              ------      ------      ------
                                              28,080      23,045      19,992
                                              ======      ======      ======

(13)  COMMITMENTS
-----------------

The Company leases office space and office and transportation equipment under various operating leases, some of which are renewable annually. Rent expense related to these leases amounted to $1,072, $892 and $867 for the years ended December 31, 1996, 1995 and 1994, respectively. The Company believes that most operating leases should be renewable at comparable rates to the expiring leases.

The approximate minimum annual rental commitments of the Company under the existing lease agreements, are as follows:


                                December 31
                                -----------
1997                                793
1998                                304
1999                                269
2000                                163
2001                                 84
Thereafter                          145

(14)  INCOME TAXES
------------------

The provision for income taxes on results of operations of foreign subsidiaries is comprised of the following:

                                1996    1995   1994
                                ----    ----   ----

Current                          167    252     234
Deferred                         (10)    14    (  7)
                                 ---    ---     ---
                                 157    266     227
                                 ===    ===     ===

Deferred income taxes are provided in accordance with the liability method under IAS 12, for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The composition of deferred taxes reflected on the balance sheet is as follows:


                                     Assets   (Liabilities)
                                      1996        1995
                                      ----        ----
Current -

Provision for doubtful accounts          17          1
Termination indemnities                  15         14
Donation carryover                        5          5
                                         --         --
                                         37         20
                                       ----       ----
Non-current -

Depreciation                              5       (  7)
Organizational costs                      -       (103)
Net operating losses carryforward       587        433
Other                                     1          6
Valuation allowance                    (627)      (356)
                                       ----       ----
                                        (34)      ( 27)
                                       ----       ----
                                          3       (  7)
                                       ====       ====

At December 31, 1996, the Company and its subsidiaries had net operating losses carryforward of approximately $1,200 which expire between 1998 and 2011.

The Company's consolidated effective tax rate was 6.7%, 13.7% and 28.4% for 1996, 1995 and 1994, respectively. The principal differences between these effective tax rates and the statutory tax rate applicable in the United States of 35% are as follows:


                                              1996   1995   1994
                                              ----   ----   ----

Computed tax at U.S. rate of 35%               828    681    280
Effects of tax exemptions                     (320)  (228)  (144)
Effect of lower rates in certain countries    (430)  (518)  (224)
Losses not benefited                           107    253    251
Other                                          (28)    78     64
                                              ----   ----   ----
                                               157    266    227
                                              ====   ====   ====

In certain countries the tax returns have not yet been reviewed by the tax authorities. However, the Company is satisfied that adequate provisions have been provided for potential tax contingencies.

As of December 31, 1996, the retained earnings of the Company represent the retained earnings of ARAMEX Hong Kong and the Company's share of the retained earnings of its other subsidiaries. As discussed in Note 1, ARAMEX Hong Kong will act as an intermediate holding company of the Company's subsidiaries. Such earnings are expected to be indefinitely reinvested or if distributed, are expected to be distributed tax-free.

(15)  LITIGATION
----------------

In September 1995, an action was brought by a station manager against the Company, claiming $1,000 in damages for certain breaches of contracts and other matters. The Company's legal counsel has filed a motion for summary judgment, however the litigation is in its preliminary stages and the outcome cannot presently be determined. Management believes that this action should not have a material adverse effect on the financial position or results of operations of the Company.

(16)  RELATED PARTY TRANSACTIONS
--------------------------------

On October 21, 1996, ARAMEX Hong Kong, sold 195 shares of common stock (304,688 shares after the reorganization effected on December 13,1996 as discussed in
Note 1), to Airborne Freight Corporation ("Airborne") for an aggregate consideration of $2,000 ("the Airborne stock purchase"). In connection with such purchase, the stockholders of ARAMEX Hong Kong entered into a Shareholders Agreement (the Shareholders Agreement), as amended on December 11, 1996 which provides, among other things, that in the event the Company transfer (as defined in the Shareholders Agreement) any shares of common stock to certain listed competitors of Airborne or any other company primarily engaged in the transportation of air freight or air express shipments, Airborne has the right to sell all of its shares of common stock to the Company on the same terms and conditions as the sale to such other company. In the event that Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour transfer any shares of common stock to certain listed competitors to Airborne or any other company primarily engaged in the transportation of air freight or air express shipments, it shall be a condition of such transfer that Airborne shall be offered the right to sell to such competitor all of its shares of common stock on the same terms and conditions as the sale by Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour. In addition, under the terms of the Airborne stock purchase, Airborne was granted certain "piggyback" registration rights relating to its shares of common stock and is entitled to appoint one director to the Company's Board of Directors for as long as Airborne continues to own at least half of the shares it acquired in the Airborne stock purchase.

Due to shareholders represents various unsecured advances from shareholders. These have been repaid during 1996.

On January 4, 1995, the Company purchased the minority interest of one of its Middle Eastern stations and immediately sold it to another third party for $640. As part of the transaction, the new minority shareholder paid during 1996 and 1995 $214 and $266 in cash respectively. The balance of $160 is to be netted against any future dividend payments and accordingly, has been netted against the minority interest balance.

Payments to minority interests in the accompanying statements of cash flows represent dividends paid to minority shareholders in subsidiaries and, in 1995, the cost of purchasing the Middle Eastern stations discussed above.

The Company leases the premises currently occupied by the Company's London operations from Mr. Ali Ghandour, the father of Mr. Fadi Ghandour (CEO), at an annual rental of $88 (GBP 50). The lease is open-ended and is renewed annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties.

During 1996, the Company leased the premises currently occupied by the Company's corporate offices in Amman, Jordan, from ARAM, an investment company controlled by the CEO's family at an annual rental of $70 (JD 50). The lease is open-ended and is renewed annually. The company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties.

Mr. Fadi Ghandour has personally guaranteed bank overdrafts in Jordan in the aggregate amount of $180. To the extent any of the proceeds from the Company's initial public offering is used to repay such indebtedness, it is anticipated that following the offering, the personal guarantee of Mr. Fadi Ghandour will be extinguished.

(17)  RESTRICTIONS ON UNAPPROPRIATED EARNINGS
---------------------------------------------

     The legal reserve of the Company represents earnings restricted from payment of dividends in accordance with the local laws of the domiciles of certain subsidiaries. The law dictates that a fixed percentage, which is 10% of the net income of the applicable subsidiaries, must be annually appropriated.

(18)  SUBSEQUENT EVENTS
-----------------------
Subsequent to December 31, 1996, the following events took place:

On January 17, 1997, the Company completed an initial public offering of 1,000,000 shares of common stock on the Nasdaq National Market at a price of $7 per share. The net proceeds of the issue received by the Company, (after deducting underwriting discounts, commissions and other costs associated with the offering), were approximately $5,200.

On January 29, 1997, the underwriters exercised their over-allotment option, (which was granted by the Selling Shareholders), on 150,000 shares of the Company's common stock. The Company has also agreed to sell, for a nominal price, to the Underwriters, warrants to purchase up to 100,000 shares of its common stock at an exercise price of $8.0 per share. The warrants are not redeemable, and are exercisable during a four-year period commencing January 13, 1998. The warrants provide, subject to certain conditions, for a period of four years commencing on January 13, 1998, one "demand" registration right and will provide, subject to certain conditions, for a period of three years commencing January 13, 1999, certain "piggyback" registration rights.

On December 19, 1996, the Board of Directors approved the Stock Option Plan, (the "Plan"). The Plan provides for the granting of incentive stock options and nonqualified stock options. The total number of shares available for grant under the Plan shall not exceed 400,000. The option price shall not be less than 100% of the fair market value of the Company's share on the date of the grant. In the case of an incentive stock option recipient possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries, the option price shall not be less than 110% of the fair market value of the Company's share on the date of the grant. No options were granted during the year. On January 13, 1997, Mr. Fadi Ghandour (CEO), was granted nonqualified options to purchase 100,000 shares of common stock at an option price of $7 per share. The options are exercisable for a period of ten years from the date of vesting. Fifty percent of these options vested on January 13, 1997 and the other fifty percent are to vest six months from said date. On January 13,1997, Mr. William Kingson (Chairman), was granted incentive stock options to purchase 100,000 shares of common stock at an option price of $7.0 per share. The options are exercisable for a period of five years from the date of vesting. Fifty percent of these options have vested on January 13, 1997 and the other fifty percent are to vest six months from said date.

Stock options to purchase an additional aggregate 100,000 shares of common stock at an exercise price equal to $7 per share have been granted on January 13, 1997 to certain of the Company's executive officers and managers. These options will vest over a five-year period on the basis of one-quarter each year following the first anniversary of the grant of such options.

(19)  INDUSTRY SEGMENT AND GEOGRAPHIC AREA
------------------------------------------

The company operates predominantly in a single industry as a courier and cargo freight forwarder. The following is a summary of financial data by geographic area:


                               1996      1995       1994
                               ----      ----       ----
Revenues (1)
--------

Middle East                   51,167     40,580    34,245
North America                  5,809      6,097     7,379
Europe                        11,038     10,148     7,719
Eliminations                 (15,739)   (13,223)  (11,214)
                             -------    -------   -------
Total revenues                52,275     43,602    38,129
                             =======    =======   =======
Operating profit (loss)
----------------------

Middle East                    2,148      2,017     1,239
North America                 (   29)   (    51)      (94)
Europe                           277    (    44)     (117)
Eliminations                       -    (    15)        -
                               -----      -----     -----
Total operating profit         2,396      1,907     1,028
                               =====      =====     =====
Identifiable assets
-------------------

Middle East                   24,909     16,359
North America                  1,387      1,345
Europe                         4,737      4,321
                               -----      -----
Total identifiable assets     31,033     22,025

Eliminations                 (11,701)   ( 7,748)
Investments in affiliates         40         67
                               -----      -----
Total assets                  19,372     14,344
                              ======     ======

(1) Revenues between stations that are wholly owned subsidiaries are priced at cost. Transactions with other affiliated stations are priced at cost plus 10%. All intercompany transactions have been eliminated in consolidation

(20)  SUPPLEMENTAL FINANCIAL STATEMENT DISCLOSURES
--------------------------------------------------

A)  Disclosures about fair values of financial instruments:

    The carrying amounts of cash, current receivables, accounts payable, payables, due to banks and long term notes payable approximate their fair market values.

B)  Recently issued accounting pronouncements

    In October 1995, the Financial Accounting Standards Board, issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation"(SFAS 123). SFAS 123 established financial accounting and reporting standards for stock-based compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from non employees. The new accounting standards prescribed by SFAS 123 are optional; accordingly, the Company will account for its stock option plan under Accounting Principles Board Opinion No. 25. No options were outstanding as of December 31, 1996. Accordingly, the Company will provide the required proforma disclosure as of December 31, 1997.

                        [LETTERHEAD OF METHA & TENGRA]


                    ARAMEX INTERNATIONAL COURIER FRANCE SARL

                             REPORT OF THE AUDITORS

          We have audited the accompanying balance sheet of Aramex International Courier France Sarl as of 31 December 1996 and the related statements of income and cash flows for the year then ended. The accounts for the year ended 31 December 1994 were not audited by us. The company's manager is responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of Opinion

          We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board in the United Kingdom, which are accepted as substantially consistent with those in the United States. An audit includes an examination on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the manager in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances consistently applied and adequately disclosed.

          We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

          In our opinion the financial statements give a true and fair view of the state of affairs of the company at 31 December 1996 and of its profit for the year then ended and have been properly prepared in accordance with applicable generally accepted accounting standards in the United Kingdom.

                                        /s/ Mehta & Tengra
                                        Chartered Accountants
                                        Registered Auditors
                                        24 Bedford Row
                                        London WC1R 4EB

Date: 24 March 1997

                        [LETTERHEAD OF METHA & TENGRA]


                    ARAMEX INTERNATIONAL COURIER FRANCE SARL

                             REPORT OF THE AUDITORS

          We have audited the accompanying balance sheet of Aramex International Courier France Sarl as of 31 December 1995 and the related statements of income and cash flows for the year then ended. The accounts for the year ended 31 December 1994 were not audited by us. The company's manager is responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of Opinion

          We conduct our audit in accordance with Auditing Standards issued by the Auditing Practices Board in the United Kingdom, which are accepted as substantially consistent with those in the United States. An audit includes an examination on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the manager in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances consistently, applied and adequately disclosed.

          We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

          In our opinion the financial statements give a true and fair view of the state of affairs of the company at 31 December 1995 and of its profit for the year then ended and have been properly prepared in accordance with applicable generally accepted accounting standards in the United Kingdom.

                                        /s/ Mehta & Tengra
                                        Chartered Accountants
                                        Registered Auditors
                                        4 Wellington Terrace
                                        Bayswater Road
                                        London W2 4LW

Date: 30 December 1996

                           [LETTER OF MEHTA & TENGRA]


                   ARAMEX (UK) INTERNATIONAL COURIER LIMITED

                             REPORT OF THE AUDITORS

          We have audited the accompanying balance sheet of Aramex (UK) International Courier Ltd as of 31 December 1996 and the related statements of income and cash flows for the year then ended. The company's directors are responsible for the preparation of these financial statements. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of Opinion

          We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board in the United Kingdom, which are accepted as substantially consistent with those in the United States. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

          We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

          In our opinion the financial statements give a true and fair view of the state of affairs of the company at 31 December 1996 and of its profit and statement of cash flows for the year then ended and have been properly prepared in accordance with the Companies Act 1985.


                                        /s/ Mehta & Tengra

                                        Mehta & Tengra
Date: 24 March 1997                     Chartered Accountants
                                        Registered Auditors
                                        24 Bedford Row
                                        London WC1R 4EB

                           [LETTER OF MEHTA & TENGRA]


                   ARAMEX (UK) INTERNATIONAL COURIER LIMITED

                             REPORT OF THE AUDITORS

          We have audited the accompanying balance sheet of Aramex (UK) International Courier Ltd as of 31 December 1995 and the related statements of income and cash flows for the year then ended. The company's directors are responsible for the preparation of these financial statements. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of Opinion

          We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board in the United Kingdom, which are accepted as substantially consistent with those in the United States. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

          We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

          In our opinion the financial statements give a true and fair view of the state of affairs of the company at 31 December 1995 and of its profit and statement of cash flows for the year then ended and have been properly prepared in accordance with the Companies Act 1985.


                                        /s/ Mehta & Tengra

                                        Mehta & Tengra
                                        Chartered Accountants
Date: 18 April 1996 [except with        Registered Auditors
respect to the cash flow statements     4 Wellington Terrace
as to which the date is                 Baywater Road
23 December 1996]                       London W2 44LW

                           [LETTER OF MEHTA & TENGRA]


                   ARAMEX (UK) INTERNATIONAL COURIER LIMITED

                             REPORT OF THE AUDITORS

          We have audited the accompanying balance sheet of Aramex (UK) International Courier Ltd as of 31 December 1994 and the related statements of income and cash flows for the year then ended. The company's directors are responsible for the preparation of these financial statements. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of Opinion

          We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board in the United Kingdom, which are accepted as substantially consistent with those in the United States. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

          We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

          In our opinion the financial statements give a true and fair view of the state of affairs of the company at 31 December 1994 and of its profit and statement of cash flows for the year then ended and have been properly prepared in accordance with the Companies Act 1985.


                                        /s/ Mehta & Tengra

                                        Mehta & Tengra
                                        Chartered Accountants
Date: 25 May 1995 [except with          Registered Auditors
respect to the cash flow statements     4 Wellington Terrace
as to which the date is                 Baywater Road
23 December 1996]                       London W2 4LW

                  [LETTERHEAD OF EDWARD ISAACS & COMPANY LLP]




                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


To the Board of Directors and Shareholders
Aramex International Courier, Ltd.
New York, New York


We have audited the consolidated balance sheets of Aramex International Courier, Ltd. as of December 31, 1996 and 1995, and the related statements of operations and accumulated deficit, and cash flows for each of the three years in the period ended December 31, 1996 (none of which are shown separately herein). These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aramex International Courier, Ltd. as of December 31, 1996 and 1995, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                /s/ EDWARD ISAACS & COMPANY LLP

New York, New York
February 5, 1997

           [LETTERHEAD OF EDWARD ISAACS & COMPANY LLP APPEARS HERE]


                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


To the Board of Directors and Shareholder
Aramex International Courier of Virginia, Inc.
Falls Church, Virginia


We have audited the balance sheets of Aramex International Courier of Virginia, Inc. as of December 31, 1996 and 1995, and the related statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1996 (none of which are shown separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aramex International Courier of Virginia, Inc. as of December 31, 1996 and 1995, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                         /s/ EDWARD ISAACS & COMPANY LLP


New York, New York
January 28, 1997

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Aramex International Courier, Ltd.
New York, New York

        We have audited the consolidated balance sheets of Aramex International Courier, Ltd. and subsidiary, Aramex International Courier of N.J., Inc. as of December 31, 1995, 1994 and 1993, and the related consolidated statements of operations and accumulated deficit, and cash flows for each of the three years in the period ended December 31, 1995 (none of which are shown separately herein). These consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aramex International Courier, Ltd. and subsidiary as of December 31, 1995, 1994 and 1993, and the results of their operations and cash flows for the each of the years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                        /s/ EDWARD ISAACS & COMPANY L.L.P.

New York, New York
March 30, 1996

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Aramex International Courier of California
Inglewood, California

        We have audited the balance sheet of Aramex International Courier of California as of December 31, 1994, and the related statements of income and accumulated deficit, and cash flows for the year then ended. These financial statements (none of which are shown separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aramex International of California as of December 31, 1994, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

                                        /s/ EDWARD ISAACS & COMPANY L.L.P.

New York, New York
May 4, 1995

                         INDEPENDENT AUDITORS' REPORT

To the Partners
Aramex International Courier -- Texas, Ltd.
Houston, Texas

        We have audited the statements of operations and changes in partners' equity deficiency and cash flows of Aramex International Courier -- Texas, Ltd. (a partnership) for the nine months ended September 30, 1995 (date of dissolution). These financial statements (none of which are shown separately herein) are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, results of operations and cash flows of Aramex International Courier -- Texas, Ltd. for the nine months ended September 30, 1995 in conformity with generally accepted accounting principles.


                                        /s/ EDWARD ISAACS & COMPANY L.L.P.

New York, New York
December 1, 1995

                         INDEPENDENT AUDITORS' REPORT

To the Partners
Aramex International Courier -- Texas, Ltd.
Houston, Texas

        We have audited the balance sheet of Aramex International Courier -- Texas, Ltd. (a partnership) as of December 31, 1994, and the related statements of operations and partners' equity deficiency and cash flows for for the year then ended (none of which are shown separately herein). These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aramex International Courier -- Texas, Ltd. as of December 31, 1994, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.


                                        /s/ EDWARD ISAACS & COMPANY L.L.P.

New York, New York
March 14, 1995

                               AUDITORS' REPORT

TO: THE PARTNERS OF
AL-AWSAT INTERNATIONAL
TRANSPORT COMPANY LIMITED
(A LIMITED LIABILITY COMPANY)

        We have audited the accompanying consolidated balance sheet of Al-Awsat International Transport Company Limited as of December 31, 1994 and the consolidated statements of income and retained earnings and cash flows for the year then ended, including the related notes from No. 1 to No. 11. These consolidated financial statements are the responsibility of the Company's management and were prepared to comply with applicable articles of regulations for companies. We have obtained all information and explanations which we condsidered necessary for our audit.

        We conducted our audit in accordance with generally accepted auditing standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements taken as a whole:

           -- Present fairly the consolidated financial position of Al-Awsat International Transport Company Limited as of December 31, 1994 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in Saudi Arabia and,

           -- Comply with requirements of the Regulations for Companies and the Company's Articles of Association with respect to the preparation and presentation of consolidated financial statements.

            * These financial statements include the accounts of the head office in Jeddah and Riyadh branch.


For Dr. Mohamed Al-Amri & Co.



/s/ Mohamed A. Al-Amri
Dr. Mohamed A. Al-Amri                                 Date: Shawal 28, 1415 (H)
Certified Public Accountant                                   March 29, 1995 (G)
Registration No. (60)                                     Jeddah, the Kingdom of
                                                                    Saudi Arabia

                                 Exhibit Index


Exhibit                                                  Page
Number                            Description            Number
------                            -----------            ------
21.1                     List of subsidiaries of           1
                         Aramex International Limited