Form 20-F
period 1997-12-31
ARAMEX INTERNATIONAL LTD
filed 1998-04-10
CIK 1026459

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

(Mark One)

___ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the transition period from to
                          COMMISSION FILE NUMBER 0-2918

                          ARAMEX INTERNATIONAL LIMITED
             (Exact name of registrant as specified in its charter)

                          ARAMEX INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)

                                     BERMUDA
                 (Jurisdiction of incorporation or organization)
                                 P.O. Box 3371
                              Amman, 11181, Jordan
                               (Mailing Address)

                          2 BADR SHAKER ALSAYYAB STREET
                            UM UTHAYNA, AMMAN, JORDAN
                    (Address of principal executive offices)
                               -------------------
 Securities registered or to be registered pursuant to Section 12(b) of the Act.
                               -------------------

       Title of each class             Name of each exchange on which registered
----------------------------------     -----------------------------------------
COMMON STOCK, U.S. $0.01 PAR VALUE                       NASDAQ

 Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                (Title of Class)
                               -------------------
          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                (Title of Class)
                       COMMON STOCK, U.S. $0.01 PAR VALUE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
COMMON STOCK, U.S.$0.01 PAR VALUE..............................4,429,688 SHARES

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark which financial statement item the registrant has elected to follow.
           Item 17      Item 18 X
================================================================================

                                TABLE OF CONTENTS

                                                                                                Page




                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS..........................................................1

              THE COMPANY......................................................................1

              PRODUCTS AND SERVICES............................................................4

              CUSTOMERS........................................................................5

              SEASONALITY......................................................................6

              COMPETITION......................................................................6

              EMPLOYEES........................................................................6

              GOVERNMENT REGULATION............................................................7

ITEM 2.       DESCRIPTION OF PROPERTY..........................................................7

ITEM 3.       LEGAL PROCEEDINGS................................................................7

ITEM 4.       CONTROL OF REGISTRANT............................................................7

ITEM 5.       NATURE OF TRADING MARKET.........................................................9

ITEM 6.       EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS...............9

ITEM 7.       TAXATION........................................................................10

ITEM 8.       SELECTED FINANCIAL DATA.........................................................10

ITEM 9.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
              OPERATIONS......................................................................11

              OVERVIEW........................................................................11

              RECENT EVENTS...................................................................14

              RESULTS OF OPERATIONS...........................................................14

              GEOGRAPHIC BREAKDOWN OF REVENUES................................................17

              UNAUDITED SELECTED QUARTERLY RESULTS OF OPERATIONS..............................18

              LIQUIDITY AND CAPITAL RESOURCES.................................................19

              EFFECTIVE CORPORATE TAX RATES...................................................20

              IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS...................................21

              IMPACT OF YEAR 2000.............................................................21

              FACTORS THAT COULD AFFECT OPERATING RESULTS.....................................21

ITEM 10.      DIRECTORS, OFFICERS AND KEY EMPLOYEES OF REGISTRANT.............................25

ITEM 11.      COMPENSATION OF DIRECTORS, OFFICERS AND KEY EMPLOYEES...........................26

ITEM 12.      OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES..................26

ITEM 13.      INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..................................27

                                     PART II

ITEM 14.      DESCRIPTION OF SECURITIES TO BE REGISTERED......................................29


                                    PART III

ITEM 15.      DEFAULTS UPON SENIOR SECURITIES.................................................29

ITEM 16.      CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES.........29

                                     PART IV

ITEM 17.      FINANCIAL STATEMENTS............................................................29

ITEM 18.      FINANCIAL STATEMENTS............................................................29

ITEM 19.      FINANCIAL STATEMENTS AND EXHIBITS...............................................30

              SIGNATURES......................................................................31

Index To Financial Statements................................................................F-1

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

         THE COMPANY

         Aramex is a leading provider of express package delivery, freight forwarding and other transportation services primarily to, from and within the Middle East and the Indian Sub-Continent. Since its founding in 1982, the Company has expanded its station/office network to include 95 locations in 32 countries with approximately 1,400 employees as of April 1, 1998. The Company also holds a majority interest in a direct marketing and mail order business, Middle East Direct Marketing ("MED"). From 1995 to 1997, the Company's total revenues increased from $43.6 million to $66.3 million and net income grew from $1.5 million to $3.1 million, respectively.

         The Company provides its services from its main hubs in Dubai (UAE), London, New York and Amman (Jordan). The Company believes that it has established itself as one of the leading transportation service companies in the Middle East because of its ability to provide a wide array of transportation solutions to its clients, its local market knowledge, reputation for quality service, and its expansive station network. In addition, the Company made the strategic decision not to own nor operate aircraft, permitting it to place no restrictions on delivery schedules or shipment size or weight, thereby adding to its ability to serve its clients.

         Historically, the majority of the Company's business has been derived from its express package delivery operations. These express operations, combined with its station network, has provided the Company with a solid foundation for the development of additional revenue sources. Each Aramex station is divided into teams specialized in cross marketing multiple services to industry-specific segments in their local market. Since each team targets one or more industry segments in its local market, it can develop and offer customized solutions for their clients where appropriate. The Company is a founding member of the Overseas Express Carriers Network (the "OEC") along with Airborne Freight Corporation ("Airborne"), the parent of Airborne Express, the third largest domestic air express delivery carrier in the United States and a 6.88% shareholder in the Company. The OEC is a global alliance among certain leading independent express companies that functions as a worldwide delivery network for its members. For tracking and tracing of its express shipments worldwide, the Company utilizes the FOCUS tracking system which is owned and operated by Airborne. The Company also intends to continue to make significant investments in technology systems to provide a strong platform for enhanced service and future growth.

         The Company believes that current and forecasted economic growth for the Middle East should result in an increase in demand for its services. According to Boeing Commercial Airplane Group ("Boeing") in its 1996/1997 World Air Cargo Forecast, it has been estimated that real gross domestic product ("GDP") for the Middle East will grow at approximately 3.5% per year to $740 billion by 2015. Because of its strategic location at the crossroads of Asia, Europe, and Africa, the Middle East is becoming a major center for world air freight distribution. It was reported by Boeing that, in early 1996, total air traffic through Dubai, where the Company operates one of its major hubs, increased 23% and transshipments increased 41% from 1995, respectively. As a result of its expansive station network and its local market knowledge, the Company believes it is well positioned to benefit from the economic growth forecasted for the Middle East which should result in an increased demand for express, freight forwarding and regional trucking and logistics services.

         The Company's growth strategy includes the following key elements:

                  Expand Market Geographic Presence - The Company is implementing a strategy focused on expanding its geographic presence and market in the Middle East, the Indian Sub-Continent, and other contiguous emerging markets. Most of these emerging markets are characterized by large populations and growing economies which are liberalizing and opening their markets to local and foreign investment. By expanding its distribution network in these regions, the Company's management believes it can (i) enhance its regional market and presence; (ii) expand its customer base; and (iii) reduce its geographic revenue concentration.

                  Provide Total Transportation Solutions - The Company plans to continue to capitalize on its reputation as a quality service provider of total transportation solutions in its markets. A large part of this strategy involves the continued development by the Company of customized solutions for its clients in the areas of (i) logistics management; (ii) multi-modal regional transportation and distribution (offering the options of express air freight, air freight forwarding, and ground distribution); (iii) inventory management; and (iv) local warehousing. The Company's "One Stop Shop" approach is designed to provide its customers within a total solution for their everyday transportation needs.

                  Continue Emphasis on Technology - The Company continues to make significant investments in technology as a vehicle to enhance service, increase sales and foster growth. The Company believes that continuing improvements in its communications network and information systems, such as linking all of the Company's offices via a on-line, real time communications network and the ability of customers to have direct connectivity to the Aramex network, will yield continued improvements in operations and customer service and improve the Company's results of operations.

                  Market its Services through Aramex Teams - The Company plans to continue to market its services through cross functional personalized customer teams which possess the marketing skills, local market knowledge, service expertise and industry experience necessary to identify and effectively address individual client's transportation needs at each of its stations. This strategy provides each station with the flexibility and independence necessary to customize operations and solutions for the needs of local customers.

                  Grow Through Strategic Alliances and Acquisitions - The Company has established strategic relationships with a variety of industry participants through its participation in the OEC and through its agency, sponsorship and joint venture partners. The Company plans to continue to pursue strategic alliances and may acquire complimentary businesses in order to expand the distribution of its services, maximize penetration in new and existing geographic markets, expand the range of commercial services based upon its technology and infrastructure and increase name recognition.

                  The Company's mailing address is P.O. Box 960913, Amman, 11196 Jordan and its principal executive office is located at 2 Badr Shaker Alsayyab Street, Um Uthayna, Amman, Jordan and the Company's telephone number is 962-6-5522192.

                                    Aramex Stations and Service Providers/Agents

                Country                                 Principal Station                    Other Significant Offices
                -------                                 -----------------                    -------------------------

Bahrain                                       Manama

Bangladesh                                    Dhaka

Bulgaria                                      Sofia

Canada                                        Montreal

Cyprus                                        Nicosia                                     Larnaca, Limassol

Egypt                                         Cairo Main Office                           Cairo Down Town, 10th of Ramadan,
                                                                                          Alexandria, Heliopolis

Ethiopia                                      Addis Adaba
France                                        Paris
Greece                                        Athens                                      Thessaloniki
Hong Kong                                     Hong Kong
India(1)                                      Bombay                                      Bangalore, Calcutta, Delhi,
                                                                                          Hyderbad, Madras
Iran                                          Tehran
Iraq                                          Baghdad
Israel                                        Jerusalem
Jordan                                        Amman                                       Aqaba, Irbid, Sahab
Kuwait                                        Kuwait
Lebanon                                       Beirut                                      Ain Mreisseh, Jounieh
Libya                                         Tripoli
Oman                                          Muscat
Pakistan                                      Karachi                                     Islamabad, Lahore
Palestinian National Authority                Nabulus                                     Ramallah, Gaza, East Jerusalem
Qatar                                         Doha
Saudi Arabia                                  Jeddah, Riyadh Dhahran
Sri Lanka                                     Colombo
Sudan                                         Khartoum
Switzerland                                   Geneva
Syria                                         Damascus                                    Latakia, Homs, Aleppo, Hama,
                                                                                          Tartous
Turkey                                        Istanbul                                    Ankara, Izmir
United Arab Emirates                          Dubai, Abu Dhabi                            Fujeirah, Al Ain, Jebel Ali
United Kingdom                                London
United States                                 New York,
                                              Washington D.C.
                                              Houston
Uzbekistan                                    Samarkand                                   Tashkent
Yemen                                         Sana'a                                      Aden

-------------
(1)  Excludes 23 other stations.

         PRODUCTS AND SERVICES

         International Express Delivery Service. Express shipments consist of small packages, typically ranging in weight up to 110 pounds with time-sensitive delivery requirements. The Company offers its express delivery services on an international basis to both retail and wholesale express accounts and offers its customers the ability to track their shipments on the world wide web through the Company's web site (www.aramex.com). At December 31, 1997, the Company had approximately 20,000 retail express accounts and 650 wholesale express accounts.

         In order to satisfy the customer's need for rapid tracing of express shipments, the Company provides, through the FOCUS system, an instantaneous worldwide on-line system linking all the Company's offices. Express customers pay a premium for the level of service provided for deliveries, especially on international shipments.

         The Company believes that the express business will experience its most significant growth through its retail customers as a result of the Company's aggressive marketing of this business in an effort to generate additional revenue and improved margins. Retail express customers include trading companies, pharmaceutical companies, banks, service and information companies and manufacturing and regional distribution companies, and are not concentrated in any one industry. Revenues from retail accounts were $20.6 million (or 31.1% of total revenues), 16.1 million (or 30.9% of total revenues) and $13.7 million (or 31.4% of total revenues) for 1997, 1996 and 1995, respectively.

         Wholesale customers consist primarily of express delivery companies (such as Airborne Express, Emery, Purolator Canada, United Parcel Service of America, Inc.), which originate express packages that have a Middle Eastern destination and require Aramex's network in the region to deliver their shipments. The end-user remains a customer of Aramex's wholesale client. Based upon its knowledge of the Middle East market, management believes that the Company is the leading independent wholesaler to the Middle East. Revenues from wholesale accounts were $15.0 million (or 22.6% of total revenues), $14.7 million (or 28% of total revenues) and $11.8 million (or 27.1% of total revenues) for 1997, 1996 and 1995, respectively.

         The Company is a founding member of the OEC, which is a global alliance among certain leading or independent express companies that functions as a worldwide delivery network for its members. The OEC sets rates for deliveries by members in each of the member markets and establishes standards for service and performance. OEC members, who each have valuable knowledge of their respective markets, conduct joint marketing efforts and participate in committees that meet periodically to address the operations of the network as a whole. The OEC in aggregate employs more than 30,000 people in 230 countries.

         The Aramex express business, especially with the increasing strength of the retail portion, serves as a foundation for the development of additional revenue sources. The retail express customer often becomes a freight forwarding or customized special services customer. The Company can also market services such as its Shop the World Direct catalog centers to its express customer base.

         Freight Forwarding. The Company offers a wide range of freight forwarding services, including air and ocean freight forwarding consolidation, warehousing, customs clearance and breakbulk services. Aramex provides full "door to door" service from, to and within the Middle East and the Indian Sub-Continent. A significant portion of the Company's freight forwarding business involves consignee sales (imports) and, to a lesser extent exports. Freight forwarding shipments typically have gross weights in excess of 50 kilograms, often require more handling and are normally less time-sensitive than express shipments.

         Aramex launched its freight forwarding business in 1987 at selected stations and in 1993 at every Aramex station. Revenues from the Company's freight forwarding operations were $21.7 million (or 32.7% of total revenues), $15.2 million (or 29.1% of total revenues and $14.3 million (or 32.8% of total revenues) for 1997, 1996 and 1995, respectively. Whereas express shipments in the Aramex network virtually always pass through one of its four international hubs (Dubai, London, New York, Amman), cargo shipments are routed direct from sender to destination by way of the commercial carrier routing that is best suited to the size, weight and time sensitivity of the shipment.

         The Company continues to expand its ground transportation network for small parcels and fast-moving consumer goods in the region, servicing what the Company perceives to be a highly underdeveloped market. The Company has launched a trucking route linking Dubai in the UAE and Muscat in Oman and recently launched a trucking route linking Dubai with Riyadh in Saudi Arabia. The Company plans to add additional trucking routes linking major cities in the Gulf. The Company does not own the trucks used in connection with its freight forwarding transportation services, but rather wet leases them on an as needed basis. In developing a parcel shuttle service linking the main cities in the Middle East, Aramex expects to lower the cost of linehauling by reducing air freight movement and thereby offering customers the option of deferred service at lower prices. This service is an extension of Aramex's logistics management service. Management believes the addition of such complementary businesses should help strengthen the core business of Aramex.

         Domestic Express Delivery Services. The Company has developed an extensive network for the delivery of small parcels and has the capability to pick-up and deliver shipments from city to city in every country in which it operates, thereby satisfying customers' local distribution and information needs. Customers for these services typically include local distributors, pharmaceutical companies, banks and a TV home shopping network. Domestic express revenues accounted for $4.0 million (or 6.0% of total revenues), $2.9 million (or 5.5% of total revenues), and $2.0 million (or 4.6% of total revenues) 1997, 1996 and 1995, respectively.

         Shop the World Direct Catalog Centers (MED). In January 1996, the Company formally introduced MED, a direct marketing and mail order catalog service, at certain stations in the Middle East. MED assists customers in selecting, ordering and delivering a broad variety of merchandise from the catalogs of retail and mail order companies based principally in the United States and Europe. Customers may place orders directly at MED locations or over the telephone by calling the Company's customer service representatives. The Company takes delivery of all orders at airport locations in New York City and London (UK) and then delivers the product to the customer. The Company offers a limited guarantee on each purchase.

         The Company developed MED in response to Middle Eastern client requests to receive goods marketed through foreign catalogs. MED generates shipments of parcels throughout the Company's network in the Middle East, provides the Company with a platform by which it can cross-market its services and increase name recognition to an expanded customer base, and provides the Company with an additional source of revenue. The Company receives a commission on each MED product sale and generates shipping revenue on the delivery of the product to the customer. Revenue generated from such sales by MED accounted for $1.8 million (or 2.8% of total revenue) and $1.1 million or (2.1% of total revenue) for 1997 and 1996, respectively.

         The Company operates MED centers in Jordan, Kuwait, Egypt, Lebanon, Qatar, Bahrain and the United Arab Emirates. The Company plans to open three additional MED offices in Saudi Arabia in April 1998. At December 31, 1997, MED had exclusive Middle East rights to sell and distribute products offered by approximately 12 catalogs including J.C. Penney, Littlewoods (UK), Brooks Brothers, Sundance, The Self Care Catalog, Bullocks and Jones and others in the Middle East (with the exception of Saudi Arabia, Kuwait and the Gulf States in the case of J.C.
Penney).

         CUSTOMERS

         Aramex has a diverse customer base, totaling over 20,500 accounts during 1997, which spans a broad geographic area mainly in the Middle East, Europe and North America and includes companies in a wide range of industries. Its customers, both retail and wholesale, are also diverse in terms of their service needs. The Company's customers are not concentrated in any one particular industry but typical customers include trading companies, pharmaceutical companies, banks, service and information companies, manufacturing and regional distribution companies and express companies. The broad range of services which the Company offers has developed in response to the growing diversity of its customers. Aramex customers make increasing use of the high value-added services provided by Aramex, from reliable express services to cost effective door-to-door air freight forwarding to customized special services.

         Aramex has both retail and wholesale customers. Retail customers, i.e., those who are serviced and billed directly by Aramex, include both express and freight forwarding accounts. Wholesale customers consist primarily of express accounts. The Company is dependent upon its relationships with Airborne Express, which is a wholesale customer of the Company and whose parent is a shareholder of the Company. None of the Company's retail customers accounted for more than 5% of express revenues, and none of its freight customers accounted for more than 5% of freight revenues for the years ended 1996 and 1997, respectively.

         SEASONALITY

         The Company's business is seasonal in nature. Historically, the Company experiences a decrease in demand for its services during the first and third quarter, the post-winter holiday and summer vacation seasons. The Company traditionally experiences its highest volume in the fourth quarter due to the holiday season. The seasonality of the Company's sales may cause a variation in its quarterly operating results and a significant decrease in second or fourth quarter revenues may have an adverse effect on the Company's results of operations for that fiscal year. However, local Middle East holidays vary on a year to year basis and, as a result, the Company's seasonality may shift over time.

         COMPETITION

         The express and freight forwarding industry is highly competitive. The principal competitive factors within the express and freight forwarding industry include price, frequency and capacity of scheduled service, extent of geographic coverage and reliability. Many of the Company's competitors have well established reputations and possess substantially greater financial, marketing, personnel and other resources than the Company. The Company's principal express competitors are DHL Worldwide Express, Federal Express Corporation and TNT Express, Inc. The Company's principal freight forwarding competitors are Air Express International Corporation, Expeditors International of Washington, Inc. and MSAS Cargo International Ltd. In addition, the Company competes against other express and freight forwarding companies, such as United Parcel Service of America, Inc., which are establishing or broadening their presence in the Middle Eastern express and freight forwarding markets. The Company competes primarily by seeking to offer customers a wide range of distinct delivery and transportation services, competitive pricing, a high level of service and on-time delivery. The Company believes its competitive position is enhanced by
(i) its strategy of becoming a "One Stop" solution provider for its clients transportation needs; (ii) its knowledge of the Middle East based upon its 16 year presence in the region; (iii) its decentralized operation and team approach which allows local management to maximize its resources and customize operations to the needs of local customers; (iv) its strong management team; and (v) its emphasis on operating cost controls.

         EMPLOYEES

         As of April 1, 1998, the Company had 1,417 employees with 270 in administration, 689 in operations and 458 in service and sales. The Company also uses temporary employees as necessary. The Company's future success will depend, in part, on its ability to attract, retain and motivate qualified personnel. The Company believes that relations with its employees are satisfactory. None of the Company's employees are covered by labor contracts or other collective bargaining agreements. However, certain of the Company's subsidiaries are required by the labor law of each related country to provide indemnity payment upon termination of relationships with their employees. The benefit accrues to employees on a pro rata basis during their employment period and is based on each employee's current salary.

         GOVERNMENT REGULATION

         The Company's operations require and will require various licenses, permits and approvals in each jurisdiction where it operates. The loss or revocation of any existing licenses, permits or approvals or the failure to obtain any necessary licenses, permits or approvals in new jurisdictions where the Company intends to do business would have an adverse effect on the ability of the Company to conduct its business and/or on its ability to expand into such jurisdictions. Authorization to commence operations will be required in each country in which the Company intends to operate. No assurance can be given that the Company will obtain such authorization, licenses or necessary approvals. In addition, countries in which the Company wishes to operate may have regulatory systems that impose other impediments on the Company's operations. There can be no assurance that such restrictions will not have a material adverse affect on the Company's expansion plans or results of operations.

ITEM 2. DESCRIPTION OF PROPERTY

         The Company's principal executive offices are located at Amman, Jordan. Such offices are leased by the Company under a one year lease, renewable annually, commencing January 1996, for approximately 12,916.8 square feet of office space. Effective January 1, 1998, annual rent payments under the lease are approximately $106,000. The Company is considering the acquisition of this facility.

         The Company also leases 53 other facilities aggregating approximately 117,844 square feet of office space in 16 countries. The terms of such leases range from one to six years with the last lease to expire in December 2002. The aggregate annual rental under such leases is approximately $1.2 million for 1997.

         The Company believes its existing facilities are adequate to meet current needs and it does not anticipate any difficulty in negotiating renewals as leases expire or in finding other satisfactory space if existing facilities become unavailable. However, to effectuate the Company's expansion plans, the Company will have to service additional facilities. There can be no assurance that the Company will be able to secure such facilities on acceptable terms, if at all.

ITEM 3. LEGAL PROCEEDINGS

         In September 1995, an action was brought in the U.S. District Court, Central District, California, by a station manager against a subsidiary of the Company, claiming compensatory damages of not less than $1 million, punitive damages, attorney's fees and equitable and injunctive relief. The Company believes it has meritorious defenses to the claim, is defending the action and has filed a counterclaim. In March 1996, the Court dismissed most of the Plaintiff's claims. Of the 11 claims originally alleged, the only claim granted was for an accounting. The only claims remaining are the Company's counterclaims and a trial date of June 30, 1998 has been set for the Company's counterclaims. The parties are currently engaged in settlement discussions, although there can be no assurance that the Company will reach a settlement on favorable terms, if at all. However, management believes this action should not have a material adverse effect on the financial position of results of operation of the Company.

         In addition, the Company may be involved in various legal proceedings arising in the ordinary course of its business. In the opinion of management, the outcome of such proceedings will not have a material adverse effect on the Company's operations.

ITEM 4. CONTROL OF REGISTRANT

         The Company is not controlled or owned by another corporation or foreign government. The following table sets forth information as of March 25, 1998 with respect: (i) to each person known to the Company to own more than 10% of the Company's Common Stock, and (ii) the total amount of voting stock of the Company beneficially owned by officers and directors as a group.

       Identity of Person              Number of Shares of Common Stock        Percentage of Shares of Common
            Or Group                         Beneficially Owned                  Stock Beneficially Owned
            --------                         ------------------                  ------------------------

William S. Kingson/(1)/                            1,588,500                            35.07%
Fadi Ghandour/(2)/                                 1,587,500                            35.05%
Rula Ghandour/(3)/                                 1,587,500                            35.05%
All directors, officers and key employees
as a group (13 persons)/1//2//3/                   3,183,800                            68.77%

------------
(1) Includes 100,000 shares of Common Stock issuable upon exercise of incentive stock options held by Mr. Kingson having an initial exercise price of $7.70, which expire 50% in January 2002 and 50% in July 2002.

(2) Includes (a) 743,750 shares of Common Stock owned by Mr. Fadi Ghandour's spouse, Ms. Rula Ghandour and (b) 100,000 shares of Common Stock issuable upon exercise of non-qualified options held by Mr. Ghandour having an exercise price of $7.00, which expire 50% in January 2007 and 50% in July 2007.

(3) Includes (a) 100,000 shares of Common stock issuable upon exercise of non-qualified options held by Mr. Ghandour having an exercise price of $7.00, which expire 50% in January 2007 and 505 in July 2007 and (b) 743,750 shares of Common Stock held of record by Ms. Ghandour's spouse, Mr. Fadi Ghandour.

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

         Of the 4,429,688 shares of the Company's Common Stock outstanding, 1,150,000 shares are freely tradeable without further restriction or further registration under the Securities Act of 1933 (the "Securities Act"), unless purchased by affiliates of the Company as that term is defined under the Securities Act. The remaining 3,279,688 shares of Common Stock outstanding are "restricted securities," as that term is defined by Rule 144 of the Securities Act and may only be sold in the public market if the shares are registered under the Securities Act or if the shares qualify for an exemption from registration under Rule 144.

         The following table sets forth, for the period beginning January 13, 1997 (the date that the Company's Common Stock first traded) and ending March 31, 1998, the high and low closing prices as traded on the Nasdaq National Market System.

Year Ending December 31, 1997           High        Low
                                        ----        ---
    First Quarter                       $ 9.44    $ 7.88
    Second Quarter                      $ 9.75    $ 8.88
    Third Quarter                       $17.13    $ 9.25
    Fourth Quarter                      $15.88    $13.50

Year Ending December 31, 1998
    First Quarter                       $14.88    $12.25


         As of March 25, 1998, there were 39 record holders of the Company's Common Stock, 32 of whom, holding of record approximately 66% of the outstanding Common Stock, had registered addresses in the United States.

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

         The following selected consolidated financial data as of December 31, 1996 and 1997 and for the years ended December 31, 1995, 1996 and 1997 have been derived from the Company's audited Consolidated Financial Statements included elsewhere herein. The selected consolidated financial data as of December 31, 1994 and 1995 and for the year ended December 31, 1994 have been derived from audited historical consolidated financial statements of the Company covering those periods. The selected consolidated financial data as of and for the year ended December 31, 1993 have been derived from unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to fairly present such data. The information should be read in conjunction with the Consolidated Financial Statements and Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Report.

         The Company's Consolidated Financial Statements have been prepared in accordance with international accounting standards, which, for purposes of the Company's financial statements, are substantially consistent with U.S. GAAP.


           (In Thousands of U.S. Dollars Except for Shares and Per Share Data) (Year Ended December 31)

                                              1993            1994             1995            1996             1997
--------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
Revenues:
International Express                    $     19,802   $      22,349    $       25,491     $    30,798     $    36,556
Freight Forwarding                              6,544          13,104            14,306          15,186          21,697
Domestic Express(1)                               833           1,291             2,007           2,880           3,967
MED                                                --              --                --           1,078           1,833
Other (2)                                       1,635           1,385             1,798           2,333           2,277
Total revenues                                 28,814          38,129            43,602          52,275          66,330
Shipping costs                                 13,676          19,992            23,045          28,080          35,471
     Gross profit                              15,138          18,137            20,557          24,195          30,859
Operating expenses                              6,099           6,877             7,986           9,796          10,682
Selling, general and
     administrative expenses                    7,885          10,232            10,664          12,003          17,278
Operative income                                1,154           1,028             1,907           2,396           2,899
Interest income                                    --              --                 --               --           365
Interest expense                                   (4)            (46)              (61)           (102)            (65)
Gain (loss) on sale of fixed assets                 7              (4)               (1)             14             (44)
Exchange gain (loss)                             (182)            (55)               31             (13)            (37)
Other income (loss)                              (200)           (123)               69              71             142
Income before income taxes                        775             800             1,945           2,366           3,260
Provision for income taxes                        (56)           (227)             (266)           (157)           (170)
Minority interests                               (633)           (278)             (157)           (162)             31
Net income                                        $86            $295            $1,522          $2,047          $3,121
Earnings per common share
     Basic                                      $0.03           $0.09             $0.49           $0.64           $0.71
     Diluted                                    $0.03           $0.09             $0.49           $0.64           $0.69
Weighted average common shares
outstanding
     Basic                                  3,125,000       3,125,000         3,125,000       3,184,939       4,396,811
     Diluted                                3,125,000       3,125,000         3,125,000       3,184,939       4,523,047
Cash Dividends Per Share Declared                  --              --                --              --              --
                                            ---------       ---------         ---------       ---------       ---------
BALANCE SHEET DATA:
Working capital                                $2,239          $1,915            $2,867          $6,650         $13,596
Total assets                                   10,297          13,178            14,344          19,372          30,704
Total liabilities                               6,908           9,715             9,649          10,463          12,960
Total Shareholders equity                      $2,612          $2,889            $4,404          $8,653         $16,759

----------
(1) Domestic express revenues are derived from the intracountry delivery of packages, primarily by ground transportation.

(2)  Other revenue derived from the Company's remail and special services.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         General. Aramex is a leading provider of express package delivery, freight forwarding and other transportation services primarily to, from and within the Middle East and the Indian Sub-Continent. Since its founding in 1982, the Company has expanded its station/office network to include 95 locations in 32 countries. From 1995 to 1997, the Company's total revenues increased from $43.6 million to $66.3 million and net income increased from $1.5 million to $3.1 million, respectively. The Company provides its services from its main hubs in Dubai (UAE), London, New York and Amman (Jordan). The Company also holds a majority interest in a direct marketing and mail order business, Middle East Direct Marketing ("MED").

         International express revenues are derived from the Company's international express parcel delivery service. Freight forwarding revenues are derived from the Company's freight forwarding services, including air and ocean freight forwarding consolidation, warehousing, customs clearance and breakbulk services. Domestic express revenues are derived from the Company's intra-country delivery services. MED revenues are derived from the Company's direct marketing and mail order catalog service. Other revenues are derived from the Company's other special services, including airline ticketing, remail, travel and other corporate services. The Company recognizes revenues when shipments are completed. For "door to door" shipments revenues are recognized upon delivery of freight at the destination. For other shipments, revenues are recognized upon delivery of freight to the air carrier, at which time the revenue process is completed. In 1997, 80% of the Company's total revenues were derived from currencies that are tied to the U.S. Dollar.

         As a non-asset based provider of transportation services, the Company's "cost of services" consists of purchased transportation on the most cost-effective and reliable mode of transportation available. Therefore, shipping costs include linehaul expenses, distribution expenses, inbound costs and freight forwarding and related expenses, the latter constituting the largest component of direct costs. The Company's operating expenses are primarily the expenses of the Company's stations and include salaries and fringe benefits, communication, travel expenses, vehicle expenses, operating material, depreciation expense, office rent and utilities, printing and stationery, maintenance expenses, governmental fees and uniform expenses. The Company's operating expenses also include expenses of the Company's General Services Office ("GSO"), which is located in Amman, Jordan and oversees all shipments throughout the Company's distribution network and charges local stations. Selling, general and administrative expenses include executive salaries, corporate overhead at the GSO and selling and marketing expenses for the Company as a whole.

         During 1997, the Company expended significant financial and management resources to expand its station network and its menu of product offerings. The Company opened three additional stations in the Palestinian Territories and made significant staff additions in the Palestinian Territories, Jordan and UAE. In addition, the Company invested significantly in Saudi Arabia in 1997 by making improvements to its stations, purchasing additional equipment and adding an additional 105 employees to its three main stations located in Jeddah, Riyadh and Dhahran. Although the Company's expenditures in Saudi Arabia negatively impacted the Company's margins and therefore overall profitability for 1997, the Company's Saudi Arabian operations started to contribute positively to its operating income during the fourth quarter of 1997. The Company believes that expansion in Saudi Arabia, the Middle East's largest market with 28% of the region's gross domestic product, is critical to increase its market share of the Middle East's express freight forwarding and logistics business.

         Historically, the majority of the Company's business has been derived from its express package delivery operations. These express operations, combined with its station network, have provided the Company with a solid foundation for the development of additional revenue sources. The Company has made significant investments over the past two years in training its personnel to sell and market its freight forwarding services at most of its stations. This has resulted in an increase in freight forwarding revenues of 42.9% from $15.2 million in 1996 to $21.7 million in 1997. The Company's strategy is to continue to identify additional revenue sources to add to its menu of products and services and diversify its revenue base.

         As an example of this strategy, the Company expanded its ground transportation network for small parcels and fast moving consumer goods in the region. As part of the Company's overall strategy to increase its logistics services, the Company plans to develop an intra-Gulf region ground transportation network to address the growing electronics and computer needs of the region. Consistent with the Company's plan to expand its logistics and related transportation services, the Company plans to continue to expand its warehousing facilities in Amman and Dubai as well as focus on increasing market and client penetration with its existing clients by offering additional transportation and logistics services.

         In addition, the Company opened one additional MED location in Dubai in 1997 and plans to add three additional MED locations in Saudi Arabia in the second quarter of 1998. Although the Company formally inaugurated MED in 1996, the Company had limited financial and human resources to develop MED during its first year and it was not until 1997, following the Company's initial public offering, that the Company commenced expending marketing and other resources to develop the MED business. The Company believes that while the expenditures made in 1997 to develop this business negatively impacted the Company's margins and profitability for 1997, the appropriate infrastructure has been put in place to develop MED into a viable, complementary business to the Company's other businesses while creating an additional source of revenue for the Company's express business.

         The Company generally operates through subsidiaries, sponsorship agreements, joint ventures, or agency arrangements. The consolidated financial statements include the accounts of the Company, its subsidiaries and other entities that are controlled directly and indirectly through agreements that provide the Company with authority to govern the financial and operating affairs of the subsidiaries. Payments to the Company's joint venture partners, minority owners, and sponsors are reflected in the Company's financial statements as minority interests. Whenever possible under local law, the Company considers increasing its ownership or participation interest in its joint ventures as well as converting its agency arrangements with certain of its service providers into joint ventures in order to permit the consolidation of these operations' results with the Company's results of operations. For example, in 1997, the Company acquired a 51% ownership interest in the Ramallah (the Palestinian Authority) stations which were previously operated by a service provider agency.

         As an offshore company incorporated in Bermuda, profits from operations of foreign subsidiaries are not subject to Bermudian taxes. Additionally, for certain of its operations in the Middle East, the Company is exempt from income taxes. As a result, the Company's consolidated effective tax rate for 1997 was 5.2%. As long as the Company continues to generate a similar portion of its operating profits from tax-free jurisdictions similar to many countries in the Middle East, the Company believes its effective tax rate will remain in the range of historical levels.

         The Company's business is seasonal in nature. Historically, the Company experiences a decrease in demand for its services during the first and third quarters, the post-winter (and local Middle East) holiday and summer vacation seasons. The Company traditionally experiences its highest volume in the fourth quarter due to the holiday season. The seasonality of the Company's sales may cause a variation in its quarterly operating results and a significant decrease in second or fourth quarter revenue may have an adverse effect on the results of operations for that fiscal year. However, local Middle East holidays vary on a year to year basis and, as a result, the Company's seasonality may shift over time.

Recent Events

         Effective April 1, 1998, the Company converted its agency relationship in India to a Company-controlled joint venture. As a consequence, the Company is in a position to consolidate the results of the 28 existing Aramex locations in India into its operations commencing in April 1998. The Company plans to increase its marketing efforts in this region and to introduce the Company's customer team concept to these locations during the second quarter of 1998.

         The Company has signed a joint venture agreement in Bangladesh pursuant to which its agency arrangement will be converted to a Company-controlled joint venture. In addition, the Company is currently negotiating a joint venture agreement in Sri Lanka, to launch two locations in that country.

         In addition, extending its strategy of implementing a trucking route connecting Dubai in the UAE to Muscat in Oman, the Company recently launched a trucking route linking Dubai with Riyadh in Saudi Arabia. The Company does not own the trucks used in connection with its freight forwarding transportation services, but rather wet leases them on an as needed basis. In developing a parcel shuttle service linking the main cities in the Middle East, the Company expects to lower the cost of linehauling by reducing air freight movement and thereby offering customers the option of deferred service at lower prices. This service complements an extension of the Company's logistics management service. Management believes the addition of such complementary businesses should help strengthen the core business of the Company.


Results Of Operations

         The following table sets forth for the periods indicated the percentages of total revenues represented by certain items reflected in the Company's consolidated statements of income:

                                                           Years Ended December 31,
                                                          1995                      1996                   1997
                                                          ----                      ----                   ----
Revenues:
   International express.................                 58.5                       58.9                    55.1
   Freight forwarding....................                 32.8                       29.1                    32.7
   Domestic express......................                  4.6                        5.5                     6.0
   MED...................................                  -                          2.1                     2.8
   Other.................................                  4.1                        4.5                     3.4
      Total Revenues.....................                100.0%                     100.0%                  100.0%
Shipping costs...........................                 52.9                       53.7                    53.5
Gross profit.............................                 47.1                       46.3                    46.5
Operating expenses.......................                 18.3                       18.7                    16.1
Selling, general and administrative                       24.5                       23.0                    26.0
    expenses.............................
Operating income.........................                  4.4                        4.6                     4.4
Income before income taxes...............                  4.5                        4.5                     4.9
Provision for income taxes...............                  0.6                        0.3                     0.3
Minority interests.......................                  0.4                        0.3                    (0.1)
Net income...............................                  3.5                        3.9                     4.7

Comparison Of Year Ended December 31, 1997 To Year Ended December 3l, 1996

         Revenues. Consolidated revenues of the Company increased by $14.1 million, or 26.8%, to $66.3 million for the year ended December 31, 1997 ("1997") from $52.3 million for the year ended December 31, 1996 ("1996").

         International express revenues increased by $5.8 million, or 18.8%, to $36.6 million for 1997 from $30.8 million in 1996, primarily as a result of additional revenues generated by the Company's expansion of its operations in Saudi Arabia and the Arabian Gulf. Specifically, express revenue growth was driven largely by increased growth in the Company's retail express business of approximately 25%, primarily attributable to a 225% and 35% increase in retail express business generated by the Company's stations in Saudi Arabia and Dubai, respectively.

         Freight forwarding revenues increased by $6.5 million, or 42.9%, to $21.7 million for 1997 from $15.2 million for 1996, primarily as a result of increased revenue growth in the Company's operations in Saudi Arabia, the UAE, Jordan and Lebanon. Management believes this growth is the direct result of the Company's focus on, and investment in, training its employees to sell freight forwarding service at most of its stations.

         Domestic express revenues increased by $ 1.1 million, or 37.7%, to $4.0 million for 1997 from $2.9 million for 1996, primarily as a result of the continued growth in the Company's activities in the UAE and Saudi Arabia and the addition of domestic express services in most of the Company's stations in the Middle East.

         MED revenues increased by $0.8 million, or 70.0%, to $1.8 million for 1997 from $1.1 million for 1996, primarily as a result of growth in MED's core markets of Jordan, Kuwait and Lebanon and the opening of a MED office in Dubai
(UAE).

         Other revenues decreased by $0.05 million, or 2.4%, to $2.3 million for 1997.

         Shipping Costs. Shipping costs increased by $7.4 million, or 26.3%, to $35.5 million for 1997 from $28.1 million for 1996, primarily as a result of the increased volume in the number of 1997 shipments. As a percentage of total revenues, however, shipping costs remained stable at approximately 53.5%. During 1997, the Company experienced lower shipping costs as a percentage of international express and freight forwarding revenues, respectively, offset by increased shipping costs as a percentage of MED and domestic express revenues, respectively.

         Gross Profit. As a result of the above factors, gross profit increased by $6.7 million, or 27.5%, to $30.9 million in 1997 from $24.2 million in 1996. Gross margin remained stable at approximately 46.5% of total revenues for each of 1997 and 1996.

         Operating Expenses. Operating expenses increased by $0.9 million, or 9.0%, to $10.7 million for 1997 from $9.8 million for 1996, primarily as a result of the addition of employees involved in the Company's Saudi Arabian operations. As a percentage of total revenues, however, operating expenses decreased to 16.1% of 1997 total revenues from 18.7% of 1996 total revenues.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $5.3 million, or 44.0% to $17.3 million for 1997 from $12.0 million for 1996. As percentage of total revenues, selling, general and administrative expenses increased to 26.0% of 1997 total revenues from 23.0% of 1996 revenues. This increase resulted primarily from additional expenditures during 1997 related to addition of executive, marketing and sales employees associated with the Company's expansion in Saudi Arabia, the Palestinian Territories, Jordan and Dubai.

         Operating Income. As a result of the above factors, operating income increased by $0.5 million, or 21.0%, to $2.9 million in 1997 from $2.4 million in 1996. As a percentage of total revenues, operating income decreased slightly to 4.4% of total 1997 revenues from 4.6% of total 1996 revenues.

         Other Income. Other income increased to $0.4 million in 1997 from $(0.03) million in other expense in 1996, primarily as a result of interest income from the proceeds of the Company's 1997 initial public offering.

         Net Income. Net income increased by $1.1 million, or 52.5% to $3.1 million for 1997 from $2.0 million for 1996.

Comparison Of Year Ended December 31, 1996 To Year Ended December 3l, 1995

         Revenues. Consolidated revenues of the Company increased by $8.7 million, or 19.9%, to $52.3 million for 1996 from $43.6 million for the year ended December 31, 1995 ("1995").

         International express revenues increased by $5.3 million, or 20.8%, to $30.8 million for 1996 from $25.5 million in 1995, primarily as a result of an increase in the demand for the Company's express services particularly in Dubai and the Gulf region which was experiencing economic growth. The increase in revenues was also attributable to the addition of new accounts in Greece and Kuwait and increases in the GSO's wholesale business.

         Freight forwarding revenues increased by $0.9 million, or 6.2%, to $15.2 million for 1996 from $14.3 million in 1995, primarily due to higher selling rates.

         Domestic express and other revenues increased by $2.5 million, or 65.3%, to $6.3 million for 1996 from $3.8 million for 1995, primarily as a result of revenues generated from sales commissions on mail order products from the Company's MED business and from fees and commissions from Middle East airline ticketing and travel services.

         Shipping Costs. Shipping costs increased by $5.0 million, or 21.8%, to $28.1 million for 1996 from $23.0 million for 1995, primarily as a result of increased shipment volume and, to a lesser extent, increased MED product costs which are included in shipping costs. As a percentage of total revenues, however, shipping costs increased to 53.7% of total 1996 revenues from 52.9% of total 1995 revenues.

         Gross Profit. Gross profit increased by $3.6 million, or 17.7%, to $24.2 million in 1996 from $20.6 million in 1995. Gross margin declined slightly to 46.3% of total revenues from 47.1% of total revenues for 1995.

         Operating Expenses. Operating expenses increased by $1.8 million, or 22.7%, to $9.8 million for 1996 from $8.0 million for 1995, primarily as a result of an increase in local ground delivery expenses.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $1.3 million, or 12.6%, to $12.0 million for 1996 from $10.7 million for 1995, primarily as a result of additional promotional, travel, market research and other expenses for 1996 related to its MED business. As a percentage of total revenues, selling, general and administrative expenses decreased slightly to 23.0% of total 1996 revenues from 24.5% of total 1995 revenues.

         Operating Profit. As a result of the above factors, operating income increased by $0.5 million, or 25.6%, to $2.4 million in 1996 from $1.9 million in 1995. As a percentage of total revenues, operating income increased to 4.6% of total 1996 revenues from 4.4% of total 1995 revenues.

         Other (Expense) Income. The Company had other expense of $(0.03) million in 1996 as compared to $0.04 million in other income in 1995, primarily as a result of increased interest expense in 1996.

         Net income. Net income increased by $0.5 million, or 34.5%, to $2.0 million for 1996 from $1.5 million for 1995.

Geographic Breakdown of Revenues

         The Company sells its services primarily to customers in the Middle East, Europe and North America. Revenues are generally recognized at the source, i.e., by the station which invoices the ultimate customer. The table below shows the breakdown of revenues (dollars in millions) by geographic region for 1997, 1996 and 1995.


                                   International            Freight               Domestic Express,
                                      Express              Forwarding                  MED &                   Total
1997                                   (55%)                  (33%)                  Other (12%)          Company (100%)
                                       -----                  -----                  -----------          --------------
REGION                            $           %           $           %            $           %           $           %
------                            -           -           -           -            -           -           -           -
Middle East.................      42.3        77          16.5        76           8.0         94          66.8        79
Europe......................       9.5        17           2.7        12           0.1          1          12.3        14
North America                      3.1         6           2.5        12           0.4          5           6.0         7
Eliminations(1).............     (18.3)       -           -           -           (0.5)        -          (18.8)       -
                                 -----       ---         -----       ---          ----        ---         -----       ---
    Total 1997 Revenues.....     $36.6       100%        $21.7       100%         $8.0        100%        $66.3       100%
                                 =====       ===         =====       ===          ====        ===         =====       ===


                                  International              Freight            Domestic Express,
                                     Express               Forwarding                 MED &                    Total
1996                                  (60%)                   (29%)                 Other (11%)           Company (100%)
                                      -----                   -----                 -----------           --------------
REGION                            $           %           $           %            $           %           $           %
------                            -           -           -           -            -           -           -           -
Middle East.................      34.2        74          10.9        72           6.1         92          51.2        75
Europe......................       8.9        19           2.0        13           0.1          2          11          16
North America...............       3.1         7           2.3        15           0.4          6           5.8         9
Eliminations(1).............     (15.4)       -           -           -           (0.3)        -          (15.7)       -
                                 -----       ---         -----       ---          ----        ---         -----       ---
    Total 1996 Revenues.....     $30.8       100%        $15.2       100%         $6.3        100%        $52.3       100%
                                 =====       ===         =====       ===          ====        ===         =====       ===


                                   International             Freight
                                       Express              Forwarding          Domestic Express &             Total
1995                                   (58%)                  (33%)                 Other (9%)             Company(100%)
                                       -----                  -----                 ----------             -------------
REGION                            $           %           $           %            $           %           $           %
------                            -           -           -           -            -           -           -           -
Middle East.................      27.7        72           9.2        65           3.6         94          29.7        71
Europe......................       8.0        21           2.1        14           0.1          3           8.1        18
North America...............       3.0         7           3.0        21           0.1          3           5.8        11
Eliminations(1).............     (13.2)       -            -          -            -           -          (13.2)       -
                                 -----       ---         -----       ---          ----        ---         -----       ---
     Total 1995 Revenues....     $25.5       100%        $14.3       100%         $3.8        100%        $43.6       100%
                                 =====       ===         =====       ===          ====        ===         =====       ===

-------------
1. Revenues between stations that are wholly-owned subsidiaries are priced at cost. Transactions with other affiliated stations are priced at cost plus 10%. All intercompany transactions have been eliminated in consolidation.

Unaudited Selected Quarterly Results of Operations

         The following tables set forth certain unaudited quarterly operating information for each of the eight quarters ending with the quarter ended December 31, 1997, both in U.S. dollars and as a percentage of total revenues. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this Prospectus and management believes that it includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented when read in conjunction with the Company's Financial Statements and related Notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter. The Company's quarterly operating results have varied significantly in the past and may vary significantly in the future.

                                                            Quarter Ended
                           -------------------------------------------------------------------------------
                                                                    1996
                           -------------------------------------------------------------------------------
                                  Mar. 31              June 30           Sept. 30           Dec. 31
                                  -------              -------           --------            -------
Statement of Income Data:
Revenues:                     $            %         $         %         $         %         $         %
---------                  ------        -----    ------     -----    ------     -----    ------     -----
   International
     express                6,729         62.5     7,156      59.7     7,509      57.2     9,404      57.4
   Freight forwarding       3,121         30.0     3,437      28.7     3,863      29.4     4,765      29.1
   Domestic express .         579          5.4       778       6.5       742       5.6       781       4.8
   MED ..............           0            0         0         0       582       4.4       496       3.0
   Other ............         341          3.2       620       5.2       439       3.3       933       5.7
     Total revenues .      10,770        100      11,991     100      13,135     100      16,379     100
Shipping costs ......       5,449         50.6     6,241      52.0     6,933      52.8     9,457      57.7
     Gross profit ...       5,321         49.4     5,750      48.0     6,202      47.2     6,922      42.3
Operating expenses ..       1,962         18.2     2,258      18.8     2,236      17.0     3,340      20.4
Selling, general
   andadministrative
   expenses .........       2,933         27.2     2,926      24.4     3,191      24.3     2,953      18.0
Operating income ....         426          4.0       566       4.7       775       5.9       629       3.8
Net income ..........         355          3.3       432       3.6       661       5.0       599       3.7



                                                           Quarter Ended
                            -------------------------------------------------------------------------------
                                                                  1997
                            -------------------------------------------------------------------------------
                                  Mar. 31            June 30            Sept. 30              Dec. 31
                                 -------             -------             --------              -------
Statement of Income Data:
Revenues:                      $          %         $         %          $        %          $          %
---------                   ------    -------    ------     ------    ------     -----     ------     -----
   International
     express ........        8,118      55.6      8,864      56.7      8,968      54.0     10,606      54.4
   Freight forwarding        4,576      31.3      5,295      33.9      5,516      33.2      6,310      32.4
   Domestic express .          794       5.4        844       5.4      1,027       6.2      1,302       6.7
   MED ..............          342       2.3        352       2.3        440       2.6        699       3.6
   Other ............          767       5.3        275       1.8        658       4.0        577       3.0
     Total revenues .       14,597     100       15,630     100       16,609     100       19,494     100
Shipping costs ......        8,000      54.8      8,230      52.7      9,060      54.5     10,181      52.2
     Gross profit ...        6,597      45.2      7,400      47.3      7,549      45.5      9,313      47.8
Operating expenses ..        2,681      18.4      2,509      16.1      2,769      16.7      2,723      14.0
Selling, general
   and administrative
   expenses .........        3,273      22.4      4,172      26.7      4,187      25.2      5,646      29.0
Operating income ....          643       4.4        719       4.6        593       3.6        944       4.8
Net income ..........          636       4.4        722       4.6        757       4.6      1,006       5.2


Liquidity and Capital Resources

         The Company's primary capital requirements to date have been funding its accounts receivable and expansion of its station network. The requirements have been met primarily by internally generated funds, bank financings and proceeds from the Company's 1996 private sale of shares of Common Stock to Airborne and the Company's 1997 initial public offering.

         The Company's working capital was $13.6 million at December 31, 1997, as compared to $6.7 million at December 31, 1996. The increase in working capital was primarily the result of the proceeds from the Company's initial public offering.

         The Company's cash balances were $6.6 million at December 31, 1997 as compared to $2.3 million at December 31, 1996, and $1.3 million at December 31, 1995. Net cash from operating activities was $2.1 million at December 31, 1997 as compared to $0.5 million at December 31, 1996, and $1.5 million at December 31, 1995. The increase in net cash from operating activities in 1997 compared to 1996 was due primarily to the increase in earnings before depreciation expenses.

         Net cash used in investing activities was $4.1 million at December 31, 1997 as compared to $1.1 million at December 31, 1996, and $0.9 million at December 31, 1995. Purchases of property, plant and equipment increased to $3.8 million in 1997 from $1.0 million in 1996 and $0.8 million in 1995. The increase in such purchases in 1997 was primarily associated with the Company's expansion in Saudi Arabia. Net cash from (used in) financing activities was $6.2 million at December 31, 1997 as compared to $1.7 million at December 31, 1996, and $(0.2) million at December 31, 1995. The increase in 1997 of cash flows from financing activities was primarily the result of the issuance of shares in the Company's initial public offering.

         The Company leases office space and office and transportation equipment under various operating leases, some of which are renewable annually. Rent expense related to these leases amounted to $1.2 million, $1.1 million, and $0.9 million for 1997, 1996, and 1995, respectively.

         The Company has from time to time experienced a need for cash to fund its receivables and sourced such needs with bank overdrafts and/or available credit under its lines of credit. The Company maintains several lines of credit with various banks aggregating $0.5 million, $0.3 million and $0.6 million at December 31, 1997, 1996, and 1995, respectively. The Company had $0.3 million, $0.3 million and $0.6 million outstanding under these lines of credit at December 31, 1997, 1996, and 1995, respectively. The remaining amounts due to banks of $0.3 million, $0.4 million, and $0.2 million due at December 31, 1997, 1996, and 1995, respectively, represent bank overdrafts. The weighted average interest rates on the Company's lines of credit were 12.8%, 11.9%, and 11.3% at December 31, 1997, 1996, and 1995, respectively.

         In June 1996, the Company entered into a three-year term loan from NatWest Bank in the principal amount of $0.2 million bearing interest at 9.875% per annum.

         For 1997, 1996, and 1995, payments to minority interests aggregated $(0.1) million, $(0.2) million, and $(0.9) million, respectively.

         In January 1997, the Company completed the initial public offering of 1,000,000 shares of Common Stock. The net proceeds of the issue received by the Company (after deducting underwriting discounts, commissions and other costs associated with the offering) were approximately $5.0 million. The Company used a portion of the net proceeds from its initial public offering (i) to expand into existing and emerging markets by acquiring ownership interests or increasing existing participation interests in certain local service providers,
(ii) to open additional Shop the World Direct catalog centers, (iii) to invest in technology and systems infrastructure in order to introduce logistics management services, (iv) to acquire additional vehicles for operation of domestic and cross border ground transportation, and (v) working capital and general corporate purposes.

         In October 1996, the Company received $2.0 million of proceeds from the Airborne Stock Purchase and utilized the proceeds for working capital purposes.

         The Company's capital commitments for 1998 are anticipated to relate to the expansion of the Company's warehouse facilities in Amman and Dubai and additional investments in technology and information systems to support the Company's growth. In addition, the Company is considering the purchase of the building in Amman, Jordan where its principal executive offices are located.

         Management believes that the proceeds from the Offering coupled with cash flows from operations and borrowing capacity should be sufficient to fund the Company's operations for the foreseeable future.

         Mr. Fadi Ghandour has personnally guaranteed bank overdrafts in Jordan in the aggregate amount of $200,000.

Effective Corporate Tax Rates

         The Company's consolidated effective tax rate was 5.2%, 6.7%, and 13.7% for 1997, 1996, 1995, respectively. The principal differences between the effective tax rates and the statutory tax rate applicable in the United States of 35% are exemptions from income taxes of many of the Company's subsidiaries operating in the Middle East and lower statutory rates at certain other locations. As long as the Company continues to generate a similar portion of its operating profits from tax-free jurisdictions similar to many countries in the Middle East, the Company believes its effective tax rate will remain in the range of historical levels.

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

Impact of Inflation and Currency Fluctuations

         The Company does not believe that inflation or currency fluctuations has had a material adverse effect on revenues and results of operations. However, demand for the Company's services is influenced by general economic conditions, including inflation and currency fluctuations. Periods of economic recession, high inflation or the devaluation of currencies in counties in which the Company operates could have a material adverse effect on the express and freight forwarding industry and the Company's results of operations. In 1997, 80% of the Company's total revenues came from currencies that are tied to the U.S. Dollar.

Impact of Year 2000

         The Company has closely examined the Year 2000 issue and the potential costs and consequences to the Company in addressing this issue. Based on this assessment, the Company has established programs to prepare its financial and other information and computer based systems for the Year 2000, including replacing and/or updating existing systems. The Company presently believes that with modifications to existing software and conversions to new software, Year 2000 issues will not pose significant operational problems for its computer systems. During the execution of the compliance process the Company will incur certain costs and expenses. A significant portion of the Company's systems were developed in the last few years and already encompass Year 2000 compliance. Though the Company has not established a final cost estimate, the expense of the Year 2000 compliance process is not expected to have a material effect on the Company's financial position or results of operations. The Company expects that its internal Year 2000 compliance process will be completed on a timely basis. If such modifications are not made, however, or are not completed in a timely manner, the Year 2000 issues could have a material impact on the operations and financial condition of the Company. The Company has initiated formal communications with all of its significant external interfaces to determine the extent to which it is vulnerable to third party failures to remedy their own potential problems related to Year 2000. There can be no assurance that the Company will not be adversely affected by the failure of its customers and suppliers (including, without limitation, members of the OEC and sellers of express and freight cargo space) to implement appropriate systems within their networks to address Year 2000 issues on a timely basis. In particular, there can be no assurance that the commercial carrier industry, on which certain segments of the Company's business is dependent, has or will complete any remediation programs related to Year 2000 issues. There can be no assurance that the Company will not be adversely affected by the failure of commercial carriers to be Year 2000 compliant.

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

         Risks Inherent in International Operations. A majority of the Company's business is conducted outside of the United States. As a result, the Company's operations are subject to various risks such as the possibility of the loss of revenue, property or equipment due to expropriation, nationalization, war, insurrection, terrorism or civil disturbance, the instability of foreign economies, currency fluctuations, and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Additionally, the ability of the Company to compete may be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in, a particular jurisdiction. The Company is subject to taxation in a number of jurisdictions, and the final determination of its tax liabilities involves the interpretation of the statutes and requirements of various domestic and foreign taxing authorities. Foreign income tax returns of foreign subsidiaries, unconsolidated affiliates and related entities are routinely examined by foreign tax authorities. There can be no assurance that any of these risks will not have an adverse effect on the Company.

         Risks Relating to Operations in the Middle East. The Company operates in 18 countries located in the Middle East. The Company derived 78% of 1997 revenue and substantially all of its operating profit from operations in the Middle East, and the risks of doing business in that region could adversely affect the Company. Such risks include the following:

         Political and Economic Factors. The Middle East's economies have been subject to many destabilizing factors, including military conflicts and tensions, including, but not limited to, the on-going dispute between the United Nations and Iraq, civil unrest, large government deficits, low foreign exchange revenues and fluctuations in world commodity prices. In attempting to respond to these problems, many Middle Eastern governments have intervened in their economies, employing among other things, fiscal, monetary and trade policies, import duties, foreign currency restrictions and controls of wages, prices and exchange rates. Some Middle Eastern governments have frequently changed their policies in all these areas. Certain Middle Eastern economies have received military and economic aid from the United States and many Middle Eastern companies have been financed by United States venture capital and investment concerns. There is no assurance that such aid and investments will continue to be available in the future.

         Risks of Foreign Legal Systems. Many of the countries where the Company operates and plans to operate have legal systems that differ from the United States legal system and may provide substantially less protection for foreign investors.

         Effect of Postal Taxes and Other Payments. In several Middle Eastern countries where the Company operates, it is required to pay taxes and/or royalties to the local postal authority. To the extent these taxes and/or royalties are increased, the Company's results of operations may adversely be affected.

         Risks Associated with Geographic Expansion and New Lines of Business. The Company intends to actively pursue a strategy of continued growth, and will seek to expand the range of its services and penetrate new geographic markets. The Company's ability to expand into new geographic markets will be dependent upon its ability to secure and maintain the requisite local licenses, permits and approvals necessary to conduct business, including those which may be required by the local postal authority. Several countries targeted by the Company for expansion have restricted express and freight forwarding companies from operating in their jurisdiction. The loss or revocation of any existing licenses, permits or approvals or the failure to obtain any necessary licenses, permits or approvals in new jurisdictions where the Company intends to do business would have an adverse effect on the ability of the Company to conduct its business and/or on its ability to expand into such jurisdictions. No assurance can be given that the Company will obtain such authorizations, licenses, permits or necessary approvals. The Company also plans to open additional catalog centers and expand its logistics management services along with regional trucking and ground transportation. This will require additional capital expenditures, including leasing additional facilities and purchasing and/or leasing and operating a small trucking fleet. The Company has only limited experience in operating a trucking operation and a logistics management service. The availability of qualified and licensed drivers will become an important factor in the Company's expansion of a regional trucking and ground transportation business. In addition, the Company will be required to identify suitable new geographic markets with sufficient demand for the Company's services, to hire and retain skilled management, marketing, customer services and other personnel, and to successfully manage growth, including monitoring operations, controlling costs and maintaining effective quality and service controls. There can be no assurance that the Company will be able to do so effectively or that allocation of capital or human resources will not adversely impact the Company as a whole. In addition, countries in which the Company wishes to operate may have regulatory systems that impose other impediments on the Company's operations. There can be no assurance that the Company will be able to profitably operate in light of these restrictions.

         Restrictions and Controls on Foreign Investments and Acquisitions of Majority Interests. Foreign investment by the Company in local joint ventures or business acquisitions has been and will continue to be restricted or controlled to varying degrees. These restrictions or controls have and may continue to limit or preclude foreign investment in certain proposed joint ventures or business acquisitions or increase the costs and expenses of the Company in seeking to effectuate such a transaction. Various governments require governmental approval prior to investments by foreign persons and limit the extent of any such investment. In certain countries, the Company is required to conduct operations pursuant to an agency or sponsorship agreement. The loss of an agent or sponsor could result in the temporary or permanent cessation of operations in a particular country. There can be no assurance that the Company will be able to replace such agent or sponsor on favorable terms, if at all. Furthermore, various governments restrict investment opportunities by foreign persons in certain industries. Various governments may also require governmental approval for the repatriation of capital and income by foreign investors. Various governments have laws protecting local postal authorities. Although such approvals are usually given, there can be no assurance that such approvals will be forthcoming in the future. There can be no assurance that additional or different restrictions or adverse policies applicable to the Company will not be imposed in the future or, if imposed, as to the duration or impact of any such restrictions or policies.

         Reliance on Joint Ventures. The Company relies upon joint ventures to conduct and expand its operations in certain countries. The loss of any joint venture partner or the Company's inability to attract and maintain additional joint venture partners may result in delays and difficulties in effectuating the Company's business plan. There can be no assurance that the Company will be able to attract joint venture partners on acceptable terms, if at all.

         Competition. The Company faces strong competition in the Middle East and other regions in which it operates. The Company's ability to compete effectively depends principally upon price, frequency and capacity of scheduled service, extent of geographic coverage and reliability. Some of the Company's competitors have well established reputations and significantly greater financial and other resources available for expansion than the Company. The Company's principal express competitors are DHL Worldwide Express, Federal Express Corporation, TNT Express Worldwide and United Parcel Service of America, Inc. The Company's principal freight forwarding competitors are Air Express International Corporation, Inc., Expeditors International of Washington, Inc. and MSAS Cargo International Ltd. There can be no assurance that the Company will be able to expand as rapidly as, or compete effectively against, its competitors.

         Dependence on Key Employees. The Company's growth and profitability are dependent upon, among other things, the abilities and experience of the Company's management team including Mr. William Kingson and Mr. Fadi Ghandour, the Company's Chairman and the Company's President, Deputy Chairman and Chief Executive Officer, respectively. If the services of Messrs. Kingson and Ghandour or a number of the Company's executive officers were no longer available to the Company, the Company's business, financial condition and results of operations could be adversely affected.

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

         Rights of Shareholders Under Bermuda and Jordanian Law. The Company is incorporated under the laws of Bermuda and is headquartered in Jordan. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of the Company's management and directors and the rights of its shareholders, including those persons who will become shareholders of the Company in connection with the Offering, are governed by Bermuda law and the Company's Memorandum of Association and Bye-laws. Such principles of law may differ from those that would apply if the Company were incorporated in a jurisdiction in the United States. In addition, the Company has been advised by Conyers Dill & Pearman, its Bermuda counsel, that there is uncertainty as to whether the courts of Bermuda would enforce (i) judgments of United States courts obtained against the Company or its officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state or (ii) in original actions brought in Bermuda, liabilities against the Company or such persons predicated upon the securities laws of the United States or any state. The Company has been further advised by the Ali Sharif Zu'bi & Sharif Ali Zu'bi Law Firm, Jordanian counsel to the Company, that the enforcement of foreign judgements in Jordan is governed by Law No. 8 of 1952. Basically, a foreign judgement may be enforced in Jordan by means of an application to the competent court without retrial and re-examination of the merits or issues of the case. Jordanian courts may, however, decline to enforce a foreign judgement (i) if the court which passed the judgement was without competent jurisdiction, (ii) if the defendant has not carried on any business within the jurisdiction of the court which passed the judgement or was not resident within its jurisdiction and did not willfully appear before the court or did not recognize its jurisdiction, (iii) if the defendant was not notified to appear before the court which issued the judgement or was not duly or properly served with notice, (iv) if the judgement has been passed in a fraudulent manner, (v) if the defendant is able to persuade the court that the judgement is not final, (vi) if the judgement contravenes Jordanian public policy, and (vii) if the laws of the country of the court which passed the judgement do not recognize and enforce judgements of Jordanian courts.

         Impact of Year 2000. The Company has closely examined the Year 2000 issue and the potential costs and consequences to the Company in addressing this issue. Based on this assessment, the Company has established programs to prepare its financial and other information and computer based systems for the Year 2000, including replacing and/or updating existing systems. The Company presently believes that with modifications to existing software and conversions to new software, Year 2000 issues will not pose significant operational problems for its computer systems. During the execution of the compliance process the Company will incur certain costs and expenses. A significant portion of the Company's systems were developed in the last few years and already encompass Year 2000 compliance. Though the Company has not established a final cost estimate, the expense of the Year 2000 compliance process is not expected to have a material effect on the Company's financial position or results of operations. The Company expects that its internal Year 2000 compliance process will be completed on a timely basis. If such modifications are not made, however, or are not completed in a timely manner, the Year 2000 issues could have a material impact on the operations and financial condition of the Company. The Company has initiated formal communications with all of its significant external interfaces to determine the extent to which it is vulnerable to third party failures to remedy their own potential problems related to Year 2000. There can be no assurance that the Company will not be adversely affected by the failure of its customers and suppliers (including, without limitation, members of the OEC and sellers of express and freight cargo space) to implement appropriate systems within their networks to address Year 2000 issues on a timely basis. In particular, there can be no assurance that the commercial carrier industry, on which certain segments of the Company's business is dependent, has or will complete any remediation programs related to Year 2000 issues. There can be no assurance that the Company will not be adversely affected by the failure of commercial carriers to be Year 2000 compliant.

ITEM 10.       DIRECTORS, OFFICERS AND KEY EMPLOYEES OF REGISTRANT

         The following sets forth the directors, executive officers and key employees of the Company, positions and offices held by each such person, and the period each such person has held such position.

Name                                     Position Held and Term
---------------------------------------- --------------------------------------------------------------------------
William S. Kingson/(1)/                  Chairman of the Board and Class 2 Director since 1996 and Chairman of the Board and Director of predecessor entities since 1982

Fadi Ghandour                            President, Deputy Chairman, Chief Executive Officer, Assistant Secretary
                                         and a Class 3 Director since 1996 and Director of predecessor entities since 1982

Rula Ghandour                            Class 1 Director since 1996 and Director of predecessor entities since
                                         1982

Roy Liljebeck/(2)/                       Class 1 Director since April 1997

Ayed Al-Jeaid/(3)/                       Class 2 Director since April 1997

Hazem Malhas/(4)/                        Chief Operating Officer-Express since December 1996

Safwan Tannir/(5)/                       Senior Vice President-Freight Forwarding since December 1996

Camille Tam Nasrallah/(6)/               Senior Vice President-Gulf and Indian Subcontinent since December 1996

Emad Shishtawi/(7)/                      Vice President-Finance since December 1996

Yousef Ghandour                          Managing Director of MED since 1994

Basem Malhas/8/                          Vice President-Information Technology since December 1997.

Iyad Kamal/9/                            Quality Assurance Manager since 1995.

Bashar Obeid/10/                         Group Financial Comptroller since January 1998.

----------
(1) Mr. Kingson is also President of New York based DHX Group Ltd. and Co-chairman and President of the Pointe Group.

(2) Mr. Roy Liljebeck has been Executive Vice President and Chief Financial Officer of Airborne Freight Corporation since 1985, having held various positions with Airborne since 1967.

(3) Mr. Ayed Al-Jeaid is Chief Executive Officer of Makshaff Services, Ltd., a holding company for various aviation and media interests in Saudi Arabia and worldwide.

(4) Mr. Malhas joined the Company in 1986 as Freight Forwarding Sales Manager for the Company's Amman, Jordan office. During 1987, he was Country Manager for Jordan. From 1987 to 1993, he served as Vice President-Operations and Planning. From 1993 to 1996, he served as Vice President and Chief Operating Officer-Express Division.

(5) Mr. Tannir joined the Company in 1986 as General Manager of Air Cargo Jordan, the predecessor to the Company's freight forwarding network. From 1986 to 1990 he served as Vice President-Marketing and Sales and Vice President Middle East. From 1990 to 1996, he served as Vice President and Chief Operating Officer-Freight Division.

(6) Mr. Nasrallah joined the Company in 1988 as general manager UAE and served as Vice President-Gulf and Indian Sub-Continent until 1993. From 1993 to 1996, he served as Vice President-Corporate Affairs.

(7) Mr. Shishtawi joined the Company in 1984 as Accountant in the Amman headquarters and was later promoted to Financial Manager. From 1988 to 1992 he served as Controller. From 1992 to 1996 he served as Accounting and Finance Manager.

(8) Mr. Malhas joined the Company in 1989 when he held the position of IT Manager. In 1992 he became the General Manager of Information Technology.

(9) From 1992 to 1995 Mr. Kamal was the Company's OEC Coordinator stationed in Jordan.

(10) Mr. Obeid joined the Company in 1993 as an accountant and was then promoted to Financial Controller.

         Directors were elected at the 1997 annual general meeting of Shareholders. The current terms of office for directors expires as follows:
Class 1, at the 2000 annual general meeting of shareholders; Class 2, at the 1998 annual general meeting of shareholders and Class 3, at the 1999 annual general meeting of shareholders. Thereafter, the term of office of each director will expire at the third annual meeting of shareholders following his or her election. Officers of the Company are appointed by the Board of Directors and serve until their successors are duly appointed and qualified.

         Except for Mr. Fadi Ghandour and Ms. Rula Ghandour, who are husband and wife, and Mr. Yousef Ghandour, who is Mr. Ghandour's uncle, there are no family relationships, among directors and executive officers of the Company.

ITEM 11. COMPENSATION OF DIRECTORS, OFFICERS AND KEY EMPLOYEES

         Directors of the Company currently do not receive any additional remuneration for serving on the Board of Directors. The aggregate amount of compensation paid or accrued by the Company and its subsidiaries to all officers and key employees of the Company who held office at any time during the fiscal year ended December 31, 1997 (13 persons), was $626,500. None of such persons is entitled to any pension, retirement or similar benefits of the Company.

         In addition, certain directors and executive officers earn compensation through entities which provide services to the Company (see Item 13 of this Report).

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         Other than warrants issued in connection with the Company's initial public offering and options granted under the Company's Stock Option Plan, there are no other rights, warrants or options presently outstanding pursuant to which additional Common Stock could be issued.

         In connection with the Company's initial public offering, the Company sold to the underwriters of the initial public offering for an aggregate purchase price of $100.00 warrants to purchase up to 100,000 shares of the Company's Common Stock at an exercise price per share equal to $8.40 (the "Warrants"). The Warrants are not redeemable and are exercisable during the four-year period commencing January 13, 1998. The Warrants provide, subject to certain conditions, for a period of four years commencing on January 13, 1998, one "demand" registration right and for a period of four years commencing on January 13, 1998 certain "piggy back" registration rights.

         On December 19, 1996 the Board of Directors of the Company established the Aramex International Limited Stock Option Plan (the "Plan") for employees and consultants of the Company and its subsidiaries and for nonemployee members of the Board of Directors of the Company. The Plan permits the granting of both incentive stock options and nonqualified stock options. A total of 400,000 shares of Common Stock were authorized for issuance under the Plan.

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

         On January 13, 1997, Mr. Kingson was granted incentive stock options to purchase 100,000 shares of Common Stock at an option price of $7.70 per share. Each of Mr. Kingson's options are exercisable for a period of five years from the date of vesting. Fifty percent of these options vested on January 13, 1997 and the other fifty percent vested on July 13, 1997.

         On January 13, 1997, Mr. Ghandour was granted non-qualified stock options to purchase 100,000 shares of Common Stock at an option price of $7.00 per share. Mr. Ghandour's options are exercisable for a period of ten years from the date of vesting. Fifty percent of these options vested on January 13, 1997 and the other fifty percent vested on July 13, 1997.

         On January 13, 1997, stock options to purchase an aggregate of 100,000 shares of Common Stock at an option price of $7.00 per share were granted to 139 persons, including the Company's executive officers (other than Messrs. Kingson and Ghandour), employees and consultants. These options will vest over a five-year period on the basis of one-quarter each year following the first year anniversary of the grant of such option. (Of these options, options to purchase 25,000 shares of Common Stock were granted to executive officers of the Company, excluding Messrs. Kingson and Ghandour.)

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         As part of the Reorganization that resulted in the Company becoming the successor to Aramex Hong Kong, on December 13, 1996 the Company subscribed for 100 Ordinary Shares of Aramex Hong Kong and each share of Aramex Hong Kong outstanding prior to such subscription was converted by a special resolution of the shareholders of Aramex Hong Kong into non-voting deferred shares (the "Deferred Shares"). The Deferred Shares do not carry voting rights (other than with respect to resolutions affecting their class rights) and are effectively subordinated to the Ordinary Shares (all of which are held by the Company) in respect of all dividends, distributions and liquidation rights until such time as the holders of Ordinary Shares have received $100 billion. Messrs. Kingson and Ghandour, Ms. Ghandour and Airborne Freight Corporation ("Airborne"), in their capacity as shareholders of Amarex Hong Kong, retain a nominal interest in Aramex Hong Kong through their ownership of the Deferred Shares. Aramex Hong Kong acts as an intermediate holding company of the Company's subsidiaries.

         On October 21, 1996, Aramex Hong Kong sold 195 shares of its Common Stock to Airborne for an aggregate purchase price of $2,000,000 (the "Airborne Stock Purchase"). After the Reorganization became effective, such shares were converted into 304,688 shares of Common Stock of the Company. In connection with the Airborne Stock Purchase, Mr. William S. Kingson, Mr. Fadi Ghandour, Ms. Rula Ghandour and Airborne entered into a Shareholders Agreement, as amended on December 11, 1996 and December 12, 1996, which, among other things, provides that in the event the Company transfers any shares of Common Stock to certain listed competitors to Airborne or any other company primarily engaged in air, freight or in express shipments. In the event that Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour transfer any shares of Common Stock to certain listed competitors of to Airborne or any other company primarily engaged in the transportation of air freight or air express shipments, it shall be a condition of such transfer that Airborne shall be offered the right to sell to such competitor all of its shares of Common Stock on the same terms and conditions as the sale by Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour. "Transfer" is defined to mean the direct or indirect, through intermediaries or otherwise, sale, transfer, distribution, assignment, bequest, pledge, hypothecation, encumbrance, grant of security interest in, or grant, issuance, sale or conveyance of any option, warrant or right to acquire, grant of a proxy to vote, or other disposition of shares of Common Stock of the Company and is defined to exclude a sale on the open market or the Transfer of shares by the Company in connection with a strategic acquisition or similar transaction where the Company (directly or through one or more subsidiaries) is the acquiring party. In connection with the Airborne Stock Purchase, Airborne was granted certain "piggyback" registration rights relating to their shares of Common Stock. In addition, under the terms of the Airborne Stock Purchase, Airborne was granted the right to appoint one Director to the Company's Board of Directors. On April 23, 1997, Mr. Roy Liljebeck was designated by Airborne to be its Board designee.

         MED was organized under the laws of the Isle of Jersey in 1996. Of the 100 shares of MED currently outstanding, the Company owns 80 shares (5 of which shares were acquired in connection with the Company's initial public offering from Mr. Hazem Malhas, the Chief Operating Officer, for nominal consideration) and Mr. Yousef Ghandour owns 20 shares. Mr. Yousef Ghandour is Mr. Fadi Ghandour's uncle.

         The Company leases the premises currently occupied by the Company's London operations from Mr. Ali Ghandour, the father of Fadi Ghandour, at an annual rental of $88,000. The lease renews annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties.

         The Company leases the premises currently occupied by the Company's corporate offices in Amman, Jordan, from ARAM, an investment company controlled by the Ghandour family at a 1997 annual rental of $70,000 and a 1998 annual rental of $106,000. The lease renews annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties. The Company is considering the acquisition of this facility.

         Ms. Asmahan Abboud, the sister of Fadi Ghandour, is a 50% shareholder in two of the Company's Lebanese subsidiaries. In addition, Ms. Abboud and her husband own 25% of the outstanding capital stock of the Company's Lebanese MED subsidiary. Ms. Abboud's interest in the capital and retained earnings of the Company's Lebanese subsidiaries was $170,364 for 1997 and $227,828 for 1996. Ms. Abboud and her husband's aggregate salary from these operations was $96,512 for 1997 and $96,512 for 1996. Ms. Abboud and her husband received withdrawals from these operations of $90,400 in 1997 and $51,155 in 1996.

         In 1997, Mr. Fadi Ghandour personally guaranteed bank overdrafts in Jordan in the aggregate amount of $200,000.

         The Company has entered into nominee shareholder agreements with Fadi Ghandour and Ms. Raghida Ghandour, the sister of Fadi Ghandour, the owners of 78% and 22% of the share capital of Arab American International Express Company (Aramex) Limited, the entity through which the Company conducts its Jordanian operations. Mr. Ghandour and Ms. Ghandour have held their shares in Arab American International Express Company (Aramex) Limited as nominees for the Company since inception of its operations on April 3, 1982. However, in January 1995, the Company formalized the arrangement with Mr. Ghandour and Ms. Ghandour pursuant to nominee shareholder agreements which have been subsequently amended in connection with the Reorganization. Pursuant to such agreements, Mr. and Ms. Ghandour confirmed that they are holding their respective shares in the name of the Company and that they will abide by any written instructions given by the Company concerning the shares. The Company agreed that they will reimburse and indemnify Mr. and Ms. Ghandour for all expenses incurred in acquiring and holding the shares. Arab American International Express Company (Aramex) Limited has been included in the consolidated financial statements of the Company as a wholly-owned subsidiary for all periods presented herein.

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

ITEM 18. FINANCIAL STATEMENTS

          a)      Financial statements which appear herein at the page indicated:

                  Report of Independent Public Accountants.........................................................   F-2

                  Consolidated Balance Sheets at December 31, 1997 and 1996........................................   F-3

                  Consolidated Statement of Income For the Years Ended
                  December 31, 1997, 1996 and 1995.................................................................   F-4

                  Statement of Changes in Shareholders' Equity For the Years
                  Ended December 31, 1997, 1996 and 1995...........................................................   F-5

                  Consolidated Statement of Cash Flows for the Years
                  Ended December 31, 1997, 1996 and 1995...........................................................   F-6

                  Notes to the Consolidated Financial Statements...................................................   F-7

                  Other Auditor's Reports on certain Consolidated Financial Statements
                  (separate financial statements not included herein...............................................   F-19


ITEM 19.       FINANCIAL STATEMENTS AND EXHIBITS

         The financial statements listed in Item 18 are incorporated by reference to this Item.

          EXHIBIT NUMBER   DESCRIPTION
---------------------------------------------------------------------------------------------------------------------
b)
           3.1             Memorandum of Association of Aramex International Limited**
           3.2             Bye-laws of Aramex International Limited**
           4.1             Specimen of Common Stock Certificate**
           4.2             Form of Underwriter's Warrant Agreement including form of Redeemable Warrant Certificate for the Company's initial public offering.**
          10.1             Stock Option Plan**
          10.2             Form of Agreement granting a license to use the "Aramex" name**
          10.3             Form of Management Agreement**
          10.4             Form of Agreement with each of the Company's Middle East (MED) Mail Order Catalog
                           Companies**
          10.5             Employment Agreement dated as of January 13, 1997 between Aramex International Limited and William Kingson**
          10.6             Employment Agreement dated as of January 13, 1997 between Aramex International Limited and Fadi Ghandour**
          10.7             Form of Indemnification Agreement, between Aramex International Limited and members of the Board of Directors**
          10.8             Stock Purchase Agreement dated as of October 22, 1996 between Aramex International
                           Limited and Airborne Freight Corporation**
          10.9             Shareholders Agreement dated October 22, 1996 between William Kingson, Fadi Ghandour,
                           Rula Ghandour and Airborne Freight Corporation**
          10.10            Amendment No. 1 to Shareholders Agreement dated as of December 11, 1996 between William
                           Kingson, Fadi Ghandour, Rula Ghandour and Airborne Freight Corporation as amended by
                           Agreement dated as of December 12, 1996**
          10.11            Nominee Shareholder Agreement dated January 1, 1995 by and between Raghida Ali Ghandour and Aramex International Limited**
          10.12            Nominee Shareholder Agreement dated January 1, 1995 by and between Raghida Ali Ghandour and Aramex International Limited**
          10.13            Amendment No. 1 to each of the Nominee Shareholder Agreements dated as of December 23,
                           1996.**
          21.1             List of subsidiaries of Aramex International Limited
---------

** Previously filed in the Company's Registration Statement on Form F-1 (Registration Statement No.333-15639) and incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             ARAMEX INTERNATIONAL LIMITED



                                             By:  /s/ William S. Kingson
                                                  -----------------------------
                                                  Name:  William S. Kingson
                                                  Title: Chairman of the Board


Dated:  April 1, 1998

                          Aramex International Limited

       Consolidated Financial Statements as of December 31, 1997 and 1996
                                 Together with
                               Auditors' Report

                          Index To Financial Statements

                                                                        Page
                                                                        ----

Report of Independent Public Accountants............................     F-2

Consolidated Balance Sheets at December 31, 1997 and 1996...........     F-3

Consolidated Statements of Income For the Years Ended
  December 31, 1997, 1996 and 1995..................................     F-4

Statement of Changes in Shareholders' Equity For the Years
  Ended December 31, 1997, 1996 and 1995.............................    F-5

Consolidated Statements of Cash Flows For the Years Ended
  December 31, 1997, 1996 and 1995...................................    F-6

Notes to Consolidated Financial Statements...........................    F-7

Other Auditors' Reports on certain Consolidated Financial
Statements (separate financial statements not included herein).......    F-19

                         [LETTERHEAD OF ARTHUR ANDERSEN]

                                                   -----------------------------
                                                   Arthur Andersen & Co.
                                                   Certified Public Accountants

                                                   -----------------------------
                                                   BMB Centre Diplomatic Area
                                                   P.O. Box 20323 Manama Bahrain
                                                   Telephone  530400 Fax 530321
                                                   C.R. No. 8877


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Shareholders and Board of Directors of
Aramex International Limited

     We have audited the accompanying consolidated balance sheets of ARAMEX International Limited (a Bermuda Corporation as defined in Note 1 to consolidated financial statements) and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries operating in Saudi Arabia (1995 only), United Kingdom, United States and France, which reflect total assets and total revenue of 29 percent and 28 percent in 1996, and 41 percent and 39 percent in 1995, respectively, of the consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities is based solely on the reports of the other auditors.

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

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of ARAMEX International Limited and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with International Accounting Standards.


                                               /s/ Arthur Andersen
                                               ----------------------------
                                               Arthur Andersen
                                               Certified Public Accountants


Manama - Bahrain
February 10, 1998

                  Aramex International Limited and Subsidiaries
                           Consolidated Balance Sheets
                        As Of December 31, 1997 and 1996
                         (In Thousands Of U.S. Dollars)

ASSETS                                                                           Notes          1997         1996
------                                                                           -----          ----         ----

Current Assets
       Cash on hand and at banks                                                  3            6,627       2,335
       Receivables, net                                                           4           15,592      11,694
       Deferred income taxes                                                     14               54          37
       Other current assets                                                       5            2,438       1,968
                                                                                              ------      ------
           Total current assets                                                               24,711      16,034

Property, plant and equipment, net                                                6            5,012       2,811
Investments in affiliates, at cost                                                                40          40
Other assets                                                                                     941         487
                                                                                              ------       -----
           Total Assets                                                                       30,704      19,372
                                                                                              ======      ======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current Liabilities

       Due to banks                                                               8              587         715
       Current portion of long term debt                                          9              352         112
       Trade payables                                                                          6,305       5,239
       Other current liabilities                                                  7            3,871       3,318
                                                                                               -----       -----
           Total current liabilities                                                          11,115       9,384
                                                                                              ------       -----
Long term debt                                                                    9              456         130
Deferred income taxes                                                            14               52          34
Other liabilities                                                                 2            1,337         915
                                                                                               -----        ----
                                                                                               1,845       1,079
                                                                                               -----       -----
Minority interests in subsidiaries                                                               985         256

Shareholders' Equity

       Share capital                                                           1,10               44          34
       Additional paid in capital                                              1,10            7,263       2,225
       Cumulative translation adjustment                                                          (5)         58
       Retained earnings                                                                       9,457       6,336
                                                                                              ------       -----
           Total shareholders' equity                                                         16,759       8,653
                                                                                              ------      ------
           Total Liabilities and shareholders' equity                                         30,704      19,372
                                                                                              ======      ======



              The accompanying notes are an integral part of these
                       consolidated financial statements

                  Aramex International Limited and Subsidiaries
                        Consolidated Statements Of Income
              For The Years Ended December 31, 1997, 1996 and 1995
       (In Thousands Of U.S. Dollars except for shares and per share data)


                                                                Notes             1997          1996          1995
                                                                -----             ----          ----          ----

Revenues                                                          11              66,330         52,275       43,602
Shipping costs                                                    12             (35,471)       (28,080)     (23,045)
                                                                               ---------      ---------     --------
         Gross profit                                                             30,859         24,195       20,557
Operating expenses                                                               (10,682)        (9,796)      (7,986)
Selling, general and administrative expenses                                     (17,278)       (12,003)     (10,664)
                                                                                --------       --------      --------
         Operating income                                                          2,899          2,396        1,907
                                                                                --------       --------      --------

Other income (expenses) -
Interest income                                                                      365              -            -
Interest expenses                                                                    (65)          (102)         (61)
(Loss) gain on sale of assets                                                        (44)            14           (1)
Exchange (loss) gain                                                                 (37)           (13)          31
Other income                                                                         142             71           69
                                                                               ---------      ---------    ---------
                                                                                     361            (30)          38
                                                                               ---------      ---------    ---------
         Income before income taxes                                                3,260          2,366        1,945
Provision for income taxes                                        14                (170)          (157)        (266)
Minority interests                                                                    31           (162)        (157)
                                                                               ---------      ---------    ----------
         Net income                                                                3,121          2,047        1,522
                                                                               =========      =========    ==========
Basic Earnings per share                                          15                0.71           0.64         0.49
                                                                               ---------      ---------    ---------
                                                                               ---------      ---------    ---------

Diluted earnings per share                                        15                0.69           0.64         0.49
                                                                               ---------      ---------    ---------
                                                                               ---------      ---------    ---------

Weighted average number of shares outstanding - basic                          4,396,811      3,184,939    3,125,000
                                                                               ---------      ---------    ---------
                                                                               ---------      ---------    ---------

Weighted average number of shares outstanding - diluted                        4,523,047      3,184,939    3,125,000
                                                                               =========      =========    =========


The accompanying notes are an integral part of these consolidated financial statements

                  Aramex International Limited And Subsidiaries Statement Of Changes In Shareholders' Equity
              For The Years Ended December 31, 1997, 1996 and 1995 (In Thousands Of U.S. Dollars, Except For Share Data)


                                 Share Capital                                           Retained Earnings
                              -------------------                                  -----------------------------
                                                      Additional     Cumulative                                         Total
                                                        Paid in      Translation                  Unappropriated     Shareholders'
                             Shares       Amount        Capital      Adjustments   Legal Reserve     Earnings           Equity
                             ---------    ------      ----------     ----------    ------------   --------------       ----------

Balance at January 1,
 1995                       3,125,000         31            228          (137)              46            2,721           2,889
Net income                         --         --             --             -                4            1,518           1,522
Translation adjustment             --         --             --            (7)              --               --              (7)
                            ---------     --------       --------      ------          -------         --------        --------
Balance at December 31,
 1995                       3,125,000         31            228          (144)              50            4,239           4,404

Issuance of shares            304,688          3          1,997            --               --               --           2,000
Net income                         --         --             --            --               25            2,022           2,047
Translation adjustment             --         --             --           202               --               --             202
                            ---------      ------         ------       ------          -------         --------          ------
Balance at December 31,
 1996                       3,429,688         34          2,225            58               75            6,261           8,653
Issuance of shares          1,000,000         10          5,038            --               --               --           5,048
Net income                         --         --             --            --               --            3,121           3,121
Translation adjustment             --         --             --           (63)              --               --             (63)
                            ---------       -----         -----        ------          -------         --------          -------
Balance at December 31,
 1997                       4,429,688         44          7,263            (5)              75            9,382          16,759
                            =========       ====          =====       =======          =======         ========          ======




  The accompanying notes are an integral part of these consolidated financial statements

                  Aramex International Limited And Subsidiaries
                      Consolidated Statements Of Cash Flows
              For The Years Ended December 31, 1997, 1996 and 1995
                         (In Thousands Of U.S. Dollars)



CASH FLOWS FROM OPERATING ACTIVITIES                                            1997            1996          1995
-----------------------------------                                             ----            ----          ----
Income before income taxes                                                      3,260           2,366          1,945
Adjustments to reconcile income before tax
     to net cash from operating activities -
     Depreciation                                                               1,319             868            891
     Loss (gain) on sale of assets                                                 44             (14)             1
                                                                                -----          ------         ------
                                                                                4,623           3,220          2,837
Increase in receivables                                                        (3,898)         (2,625)          (484)
Increase in other current assets                                                 (470)         (1,144)          (125)
Increase (decrease) in payables                                                 1,066             578         (1,065)
Increase (decrease) in other liabilities                                          422             173           (307)
Increase in other current liabilities                                             553             477            659
Other                                                                              34             (10)            13
                                                                                -----          ------         ------
     Cash generated from operations                                             2,330             669          1,528
Income taxes paid                                                                (217)           (198)           (62)
                                                                                -----          ------         ------
     Net cash from operating activities                                         2,113             471          1,466
                                                                                -----          ------         ------
CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------
Purchase of property, plant and equipment                                      (3,841)         (1,029)          (757)
Proceeds from sale of assets                                                      234              48             67
Increase in other assets                                                         (454)           (159)          (180)
                                                                               ------          ------         ------
     Net cash used in investing activities                                     (4,061)         (1,140)          (870)
                                                                               ------          ------         ------
CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------
Due to banks, net                                                                (128)            (62)           435
Proceeds from long term loan                                                      678             238              5
Repayment of long term debt                                                      (112)           (141)           (95)
Issuance of shares                                                              5,048           2,000              -
Proceeds from issue of common stock to minority interests                         894             214            266
Payments to minority interests                                                   (134)           (197)          (929)
Due to shareholders, net                                                            -            (396)            71
                                                                                -----          ------         ------
     Net cash from (used in) financing activities                               6,246           1,656           (247)
                                                                                -----          ------         ------
Effect of exchange rate changes on cash                                            (6)              7             (2)
                                                                                -----          ------         ------
Net increase  in cash on hand and at banks                                      4,292             994            347

Cash on hand and at banks, beginning of year                                    2,335           1,341            994
                                                                               ------          ------         ------
Cash on hand and at banks, end of year                                          6,627           2,335          1,341
                                                                               ======          ======         ======

  The accompanying notes are an integral part of these consolidated financial statements

                  Aramex International Limited And Subsidiaries
                   Notes to Consolidated Financial Statements
                       December 31, 1997 and 1996 and 1995
      (In Thousands Of U.S. Dollars, Except For Shares And Per Share Data)

(1)  BUSINESS AND ORGANIZATION

     ARAMEX International Limited, ("ARAMEX" or the "Company") was incorporated under the laws of Bermuda on October 31, 1996 to be the successor to ARAMEX International, Limited, a Hong Kong company which was incorporated in February 1986 ("ARAMEX Hong Kong").

     On December 13,1996, ARAMEX subscribed for 100 shares of ARAMEX Hong Kong (the "Ordinary Shares") and each share of ARAMEX Hong Kong outstanding prior to such subscription was converted by a special resolution of the Shareholders of ARAMEX Hong Kong into non-voting deferred shares (the "Deferred Shares") (collectively, the "Reorganization"). The Deferred Shares do not carry voting rights (other than in respect of resolutions affecting their class rights) and are effectively subordinated to the Ordinary Shares (all of which are held by ARAMEX) in respect of all dividends, distributions and liquidation rights until such time as the holders of Ordinary Shares have received $100 billion. Accordingly, no value has been assigned to the Deferred Shares. Pursuant to the Reorganization, ARAMEX became the parent holding company of ARAMEX Hong Kong. The existing shareholders of ARAMEX Hong Kong will retain a nominal interest in ARAMEX Hong Kong through their ownership of the Deferred Shares. ARAMEX Hong Kong transferred its properties, assets and other claims, rights and interests which were directly or indirectly, owned, licensed or used by it to ARAMEX subject to certain conditions.

     ARAMEX has an authorized share capital of 15,000,000 shares of common stock with a par value of $0.01 per share. The Company is also authorized to issue 5,000,000 shares of preferred stock with a par value of $ 0.01 per share, none of which has been issued or is outstanding.

Principal Activities

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

a)       Basis of presentation

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

Following is a listing of the subsidiaries, comprising the consolidated financial statements together with the respective percentage and investment amounts owned by ARAMEX International Limited:

SUBSIDIARIES                         INVESTMENT                         OWNERSHIP
                                 1997         1996           1997          1996         1995
                                 ----         ----           ----          ----         ----
                                                               %             %            %
Amman                             474          249            100          100          100
Damascus                            6            6             60           60           60
Beirut**                            0            0             50           50           50
Beirut CGO**                        1            1             50           50           50
Cairo**                             8            8             49           49           49
Dubai                             245          245            100          100          100
Abu Dhabi                          75           75            100          100          100
Doha                               20           20            100          100          100
Bahrain                             3            3            100          100          100
Jeddah**                           80           80             50           50           50
Nicosia                             0            0            100          100          100
Paris                              36           36            100          100           85
London                            804          804            100          100          100
Washington, D.C.                   15           15            100          100          100
New York                        1,000        1,000            100          100          100
Texas*                              -            -              -            -           99
Montreal**                          7            7           19.5         19.5         19.5
Kuwait                              0            0            100          100          100
New Jersey                         82           82            100          100           51
Athens                            228          228            100          100          100
Jerusalem                           0            0            100          100            -
Palestine                         100            -            100            -            -
Ramallah                           54            -             51            -            -
Med                               218           17             80           80            -

------------
*        The Houston station was closed in 1995.
**       Controlled through shareholder agreements.

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

d)       Concentration of risk in geographic area

         The Company derived approximately 78%, 75% and 71%, respectively, of 1997, 1996 and 1995 revenues from operations in the Middle East. The risk of doing business in this region could adversely affect the Company, as the region has been subject to many destabilizing political and economic factors over the years.

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

g)       Property, plant and equipment

         Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using primarily the straight-line method.

         The estimated useful lives of these assets are:

            Furniture and fixtures                 7 years
            Office equipment                       7 years
            Computers                              5 years
            Vehicles                               5 years



         Assets held under capital leases are depreciated over the shorter of the lease terms and the useful lives of the assets.

h)       Income taxes

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

i)       Employee termination indemnities

         Certain of the Company's subsidiaries are required, by the labor law of each related country, to provide indemnity payments upon termination of relationship with their employees. The benefit accrues to employees on a pro-rata basis during their employment period and is based on each employee's current salary. Other liabilities in the accompanying Consolidated Financial Statements reflects the maximum amounts of the indemnities as of the balance sheet dates of $1,212 and $855, respectively, at December 31, 1997 and 1996.

(3)      CASH ON HAND AND AT BANKS

Cash on hand and at banks as of December 31, 1997 includes compensating balances of $300 maintained by the Company to support the Company's lines of credit.

(4)      RECEIVABLES

This item consists of the following:


                                                    1997             1996
                                                  -------           ------
Trade receivables                                  15,902           11,917
                                                   ------          -------
Employee advances                                     556              516
                                                   ------          -------
                                                   16,458           12,433

Less:  Allowance for doubtful accounts              (866)            (739)
                                                   ------          -------
                                                   15,592           11,694
                                                   ------          -------
                                                   ------          -------

All employee advances bear no interest and are due within one year.

Geographic concentrations of accounts receivables as of December 31, 1997 and 1996 are the following:


                                                 1997             1996
                                               ------            ------
Middle East                                      77.4%            71.1%
Europe                                           17.5%            22.5%
North America                                     5.1%             6.4%

Management believes that all receivables, net of related allowances, will be collected in due course.

Movements in the allowance for doubtful accounts are as follows:


                                                        1997             1996              1995
                                                      ------            -----             -----

Balance - Beginning of the year                          739              960               860
Provision                                                433              125               268
Write-offs                                              (306)            (346)             (168)
                                                     -------          -------            ------
Balance - End of the year                                866              739               960
                                                     -------          -------            ------
                                                     -------          -------            ------

(5)      OTHER CURRENT ASSETS

This item consists of the following:

                                                   1997              1996
                                                  -----             -----
Prepaid expenses                                    793              658
Share issuance expenses                               -              240
Refundable deposits                                 398              313
Advances                                            314               41
Tax withholdings                                    242              307
Supplies and stationary                             448              274
Accrued interest receivable                         157                -
Other                                                86              135
                                                -------           ------
                                                  2,438            1,968
                                                -------           ------
                                                -------           ------

(6)      PROPERTY, PLANT AND EQUIPMENT

This item consists of the following:

Costs:


                                             At the Beginning                                  Exchange       At the End
                                               of the year        Purchases     Disposals    Differences     of the Year
                                             ----------------    ----------    ----------   ------------    -------------
Land                                                     -           249            -              -              249
Furniture and fixtures                               1,542           848           (1)          (24)            2,365
Office equipment                                       889           445          (22)          (34)            1,278
Computers                                            1,696           942         (134)          (11)            2,493
Vehicles                                             1,504         1,357         (371)          (19)            2,471
                                                 ---------       -------      -------          -----           ------
                                                     5,631         3,841          528           (88)            8,856
                                                 ---------       -------      -------          -----           ------
                                                 ---------       -------      -------          -----           ------


Accumulated depreciation:


                                                At the
                                              Beginning      Depreciation                    Exchange      At the End
                                             of the Year         Expense        Disposals    Differences   of the Year
                                           --------------     ------------     ----------    -----------   ------------
Furniture and fixtures                               734               355            -            (16)         1,073
Office equipment                                     423               190          (8)            (15)           590
Computers                                            877               319         (24)             (4)         1,168
Vehicles                                             786               455        (218)            (10)         1,013
                                             -----------     -------------     --------          ------        -------
                                                   2,820             1,319        (250)            (45)         3,844
                                             -----------     -------------     --------          ------        -------
Net book value                                     2,811                                                        5,012
                                             -----------                                                       -------
                                             -----------                                                       -------


The net book value of assets included above which are held under capital leases is $676 as of December 31, 1997.

(7)      OTHER CURRENT LIABILITIES

This item consists of the following:

                                                         1997             1996
                                                      -------          --------
Accrued expenses                                        2,149            1,211
Deferred revenue                                          600              685
Income taxes payable                                      328              376
Social securities and taxes payable                       436              541
Sales taxes and other                                     217              311
Other                                                     141              194
                                                      -------          --------
                                                        3,871            3,318
                                                      -------          --------
                                                      -------          --------
(8)      DUE TO BANKS

ARAMEX and its subsidiaries maintain lines of credit with various banks in the aggregate of $538 and $348, respectively, at December 31, 1997 and 1996. At December 31, 1997 and 1996, the Company had $328 and $269 outstanding under these lines of credit. Some of the lines of credit are personally guaranteed by Mr. Fadi Ghandour and secured by a mortgage debenture over the assets of Aramex
(UK) International Courier Limited. The weighted average interest rates on the Company's lines of credit were 12.8% and 11.9% at December 31, 1997 and 1996, respectively. The remaining balances of $259 and $446 in Due to Banks as of December 31, 1997 and 1996, respectively, represent bank overdrafts.

(9)      LONG TERM DEBT

This item consists of the following:

                                                       1997             1996
                                                      -----            -----
Long term loan (a)                                       88              145
Long term notes payable (b)                              44               97
Capital lease obligations (c)                           676                -
                                                     ------           ------
                                                        808              242
Less: current maturities                              (352)            (112)
                                                     ------          -------
Long term portion                                       456              130
                                                     ------          -------
                                                     ------          -------

(a)   Long term loan

This represents a bank loan at a fixed interest rate of 9.875%. The loan is denominated in Great Britain pounds and is secured by a mortgage debenture over the assets of Aramex (UK) International Courier Limited.

(b)   Long term notes payable

This represents various vehicle notes payable in monthly installments with original average maturities of three years, at interest rates ranging from 6.75% to 16%. Long term notes payable including current maturities are payable in various currencies including the U.S. Dollars.

The aggregate amounts of annual principal maturities of long-term loan and notes payable are as follows:

                                                             December 31
                                                            ------------
      1998                                                        94
      1999                                                        38
      2000                                                        -

(c)   Capital lease obligations
                                                         1997          1996
                                                        -----          ----
Capital lease obligations in respect of                  676             -
vehicles and telephone equipment
Less: current maturities                                (258)            -
                                                       ------           ----
Long term portion                                        418             -
                                                       ------           ----
                                                       ------           ----

Future minimum annual payments under all noncancellable capital leases are as follows:

                                                                December 31
                                                               ------------
      1998                                                         316
      1999                                                         347
      2000                                                         101
      2001                                                           6
      2002                                                           1
                                                               -------
      Total minimum lease payments                                 771
      Less: interest component                                     (95)
                                                               -------
      Present value of minimum lease payments                      676
                                                               -------
                                                               -------

(10)     SHARE CAPITAL

ARAMEX has an authorized share capital of 15,000,000 shares of common stock with a par value of $0.01 per share. The Company is also authorized to issue 5,000,000 shares of preferred stock with a par value of $0.01 per share, none of which has been issued or is outstanding.

On January 13, 1997, the Company completed an initial public offering of 1,000,000 shares of common stock on the Nasdaq National Market at a price of $7 per share. The net proceeds of the issue received by the Company, (after deducting underwriting discounts, commissions and other costs associated with the offering), were approximately $5,048.

On January 29, 1997, the underwriters exercised their over-allotment option (which was granted by the Selling Shareholders), on 150,000 shares of the Company's common stock. The Company has also agreed to sell, for a nominal price, to the Underwriters, warrants to purchase up to 100,000 shares of its common stock at an exercise price of $8.40 per share. The warrants are not redeemable, and are exercisable during a four-year period commencing January 13, 1998. The warrants provide, subject to certain conditions, for a period of four years commencing on January 13, 1998, one "demand" registration right and will provide, subject to certain conditions, for a period of three years commencing January 13, 1999, certain "piggyback" registration rights.

The following options have been granted under the Company's Stock Option Plan:


                            Balance at the                                                     Balance at
                           beginning of the        Granted during       Exercised during       the end of         Exercise
                                 year                 the year              the year            the year            price
                          -------------------    ------------------    ------------------    --------------    --------------

Mr. F. Ghandour                   -                   100,000                  -                100,000            $7.00
Mr. W. Kingson                    -                   100,000                  -                100,000            $7.70
Officers & managers               -                   100,000                  -                100,000            $7.00
                          -------------------    ------------------    ------------------    --------------
                                  -                   300,000                  -                300,000
                          -------------------    ------------------    ------------------    --------------
                          -------------------    ------------------    ------------------    --------------


The Plan provides for the granting of incentive stock options and nonqualified stock options. The total number of shares available for grant under the Plan shall not exceed 400,000. The option price shall not be less than 100% of the fair market value of the Company's share on the date of the grant. In the case of an incentive stock option recipient possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries, the option price shall not be less than 110 % of the fair market value of the Company's share on the date of the grant. On January 13, 1997, Mr. Fadi Ghandour (CEO), was granted nonqualified options to purchase 100,000 shares of common stock at an option price of $7 per share. The options are exercisable for a period of ten years from the date of vesting. Fifty percent of these options vested on January 13, 1997 and the other fifty percent vested six months from said date. On January 13, 1997, Mr. William Kingson (Chairman), was granted incentive stock options to purchase 100,000 shares of common stock at an option price of $7.7 per share. The options are exercisable for a period of five years from the date of vesting. Fifty percent of these options have vested on January 13, 1997 and the other fifty percent vested six months from said date.

Stock options to purchase an additional aggregate 100,000 shares of common stock at an exercise price equal to $7 per share have been granted on January 13, 1997 to certain of the Company's executive officers and managers. These options will vest over a five-year period on the basis of one-quarter each year following the first anniversary of the grant of such options.

International Accounting Standards do not require compensation expense to be recognized for stock options. Under United States generally accepted accounting principles, stock options are accounted for in accordance with the provisions of Statement of Financial Accounting Standard NO. 123, "Accounting for Stock-Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company has elected to account for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25. Accordingly no compensation expense has been recognized for stock options. If compensation expense for the Company's stock options issued in 1997 had been determined based on the fair value method of accounting, as defined in SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                  1997
                                                  ----
Net income:
         As reported                              3,121
         Pro forma                                2,338
Basic earnings per share:
         As reported                              0.71
         Pro forma                                0.53
Diluted earnings per share
         As reported                              0.69
         Pro forma                                0.52


The fair value of granted stock options is estimated on the date of the grant using a variant of the Black-Scholes option pricing model incorporating the following assumptions:

Expected share price volatility                   34.4%
Risk free interest rate                           6.4% - 6.8%
Expected life of options                          5 to 10 years


The weighted average fair value of stock options granted during 1997 was $3.27 per option share. No options were granted during 1996 and 1995.

(11)    REVENUES

This item consists of the following:

                                    1997              1996             1995
                                   ------            ------           ------
International Express              36,556            30,798           25,491
Freight forwarding                 21,697            15,186           14,306
Domestic Express                    3,967             2,880            2,007
MED                                 1,833             1,078                -
Other*                              2,277             2,333            1,798
                                   ------            ------          -------
                                   66,330            52,275           43,602
                                   ------            ------          -------
                                   ------            ------          -------
------------
* Amounts represent revenues from other services which the Company renders such as airline ticketing and travel. All related costs are reflected in shipping costs.

(12)     SHIPPING COSTS

This item consists of the following:


                                                          1997                  1996               1995
                                                         ------                ------             -----

Linehaul expenses - Express                               7,392                 7,281             5,608
Distribution expenses - Express                           6,607                 4,879             4,347
Inbound costs - Express                                   1,555                 1,441               949
Freight forwarding and related expenses                  16,843                11,904            11,279
MED cost of sales                                         1,246                   697                 -
Other                                                     1,828                 1,878               862
                                                       --------               -------          --------
                                                         35,471                28,080            23,045
                                                       --------               -------          --------
                                                       --------               -------          --------

(13)     COMMITMENTS

The Company leases office space and office and transportation equipment under various operating leases, some of which are renewable annually. Rent expense related to these leases amounted to $1,159, $1,072 and $892 for the years ended December 31, 1997, 1996 and 1995, respectively. The Company believes that most operating leases should be renewable at comparable rates to the expiring leases.

The approximate minimum annual rental commitments of the Company under the existing lease agreements, are as follows:

                                                         December 31
                                                         -----------
                    1998                                    807
                    1999                                    431
                    2000                                    228
                    2001                                    134
                    2002                                     95
                    Thereafter                               45

(14)     INCOME TAXES

The provision for income taxes on results of operations of foreign subsidiaries is comprised of the following:

                                  1997            1996          1995
                                ------           -----        ------
Current                           169              167          252
Deferred                            1              (10)          14
                                ------           -----        -----
                                  170              157          266
                                ------           -----        -----
                                ------           -----        -----

Deferred income taxes are provided in accordance with the liability method under IAS 12, for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The composition of deferred taxes reflected on the balance sheet is as follows:

                                                Assets          (Liabilities)
                                                 1997                1996
                                               -------          -------------
Current
Provision for doubtful accounts                      30                  17
Termination indemnities                              19                  15
Donation carryover                                    5                   5
                                                 ------               ------
                                                     54                  37
                                                 ------               ------
Non-current
Depreciation                                          6                   5
Net operating losses carryforward                   871                 587
Other                                                 7                   1
Valuation allowance                                (936)               (627)
                                                  ------               ------
                                                    (52)                (34)
                                                  ------               ------
                                                      2                   3
                                                  ------               ------
                                                  ------               ------

At December 31, 1997, the Company and its subsidiaries had net operating losses carryforward of approximately $2,407 which expire between 1998 and 2012.

The Company's consolidated effective tax rate was 5.2%, 6.7% and 13.7% for 1997, 1996, and 1995, respectively. The principal differences between these effective tax rates and the statutory tax rate applicable in the United States of 35% are as follows:


                                                         1997           1996          1995
                                                        ------         -----         -----

Computed tax at U.S. rate of 35%                         1,141            828           681
Effects of tax exemptions                                 (633)          (320)         (228)
Effect of lower rates in certain countries                (650)          (430)         (518)
Losses not benefited                                       400            107           253
Other                                                      (88)           (28)           78
                                                        ------           ----        -------
                                                           170            157           266
                                                        ------           ----        -------
                                                        ------           ----        -------

In certain countries the tax returns have not yet been reviewed by the tax authorities. However, the Company is satisfied that adequate provisions have been provided for potential tax contingencies.

As of December 31, 1997, the retained earnings of the Company represent the retained earnings of ARAMEX and its share of the retained earnings of its other subsidiaries. Such earnings are expected to be indefinitely reinvested or if distributed, are expected to be distributed tax-free.

(15)      EARNINGS PER SHARE


                              Weighted average                           Weighted average           Basic              Diluted
                  Net          No. of shares -        Effect of            No. of shares -       earnings per        earnings per
                income             basic               dilution                diluted              share               share
               ----------    -------------------    ---------------    ---------------------    ---------------    -----------------

1997             3,121           4,396,811          126,236                 4,523,047                0.71                0.69
1996             2,047           3,184,939                -                 3,184,939                0.64                0.64
1995             1,522           3,125,000                -                 3,125,000                0.49                0.49



(16)    LITIGATION

In September 1995, an action was brought by a station manager against the Company, claiming $1,000 in damages for certain breaches of contracts and other matters. The Company's legal counsel has filed a motion for summary judgment. On February 3, 1997, the motion for partial summary judgment was granted, and the only remaining claim is the claim for an accounting. The Company's legal counsel filed a motion for partial summary judgment on the claim for an accounting. The motion was denied and the plaintiff was granted an accounting. The only claims remaining are the counterclaims of the Company. A trial date is set for June 30, 1998 on the Company's counterclaims. Management believes that this action should not have a material adverse effect on the financial position or results of operations of the Company.

(17)     RELATED PARTY TRANSACTIONS

On October 21, 1996, ARAMEX Hong Kong, sold 195 shares of common stock (304,688 shares after the reorganization effected on December 13, 1996 as discussed in
Note 1), to Airborne Freight Corporation ("Airborne") for an aggregate consideration of $2,000 ("the Airborne stock purchase"). In connection with such purchase, the stockholders of ARAMEX Hong Kong entered into a Shareholders Agreement (the Shareholders Agreement), as amended on December 11, 1996 which provides, among other things, that in the event the Company transfer (as defined in the Shareholders Agreement) any shares of common stock to certain listed competitors of Airborne or any other company primarily engaged in the transportation of air freight or air express shipments, Airborne has the right to sell all of its shares of common stock to the Company on the same terms and conditions as the sale to such other company. In the event that Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour transfer any shares of common stock to certain listed competitors to Airborne or any other company primarily engaged in the transportation of air freight or air express shipments, it shall be a condition of such transfer that Airborne shall be offered the right to sell to such competitor all of its shares of common stock on the same terms and conditions as the sale by Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour. In addition, under the terms of the Airborne stock purchase, Airborne was granted certain "piggyback" registration rights relating to its shares of common stock and is entitled to appoint one director to the Company's Board of Directors for as long as Airborne continues to own at least half of the shares it acquired in the Airborne stock purchase.

On January 4, 1995, the Company purchased the minority interest of one of its Middle East stations and immediately sold it to another third party for $640. As part of the transaction, the new minority shareholder paid during 1996 and 1995 $214 and $266 in cash respectively. The balance of $160 was paid during 1997.

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

Mr. Fadi Ghandour has personally guaranteed bank overdrafts in Jordan in the aggregate amount of $200.

(18)     RESTRICTIONS ON UNAPPROPRIATED EARNINGS

The legal reserve of the Company represents earnings restricted from payment of dividends in accordance with the local laws of the domiciles of certain subsidiaries. The law dictates that a fixed percentage, which is 10% of the net income of the applicable subsidiaries, must be annually appropriated.

(19)     INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The company operates predominantly in a single industry as a courier and cargo freight forwarder. The following is a summary of financial data by geographic area:

                                        1997            1996            1995
                                      --------        --------        --------
Revenues (1)
Middle East                            66,799          51,167          40,580
North America                           6,012           5,809           6,097
Europe                                 12,342          11,038          10,148
Eliminations                          (18,823)        (15,739)        (13,223)
                                     --------       ---------       ----------
Total revenues                         66,330          52,275          43,602
                                     --------       ---------       ----------
                                     --------       ---------       ----------

                                        1997            1996            1995
                                      --------        --------        --------
Operating profit (loss)
Middle East                             2,717           2,148           2,017
North America                             (84)            (29)            (51)
Europe                                    266             277             (44)
Eliminations                                -               -             (15)
                                     --------       ---------       ----------
Total operating profit                  2,899           2,396           1,907
                                     --------       ---------       ----------
                                     --------       ---------       ----------



                                       1997                  1996
                                     -------               --------
Identifiable assets
Middle East                            38,099                24,909
North America                           1,569                 1,387
Europe                                  4,905                 4,737
                                     ---------             ---------
Total identifiable assets              44,573                31,033
Eliminations                          (13,909)              (11,701)
Investments in affiliates                  40                    40
                                      --------              --------
Total assets                           30,704                19,372
                                      --------              --------
                                      --------              --------

----------
(1) Revenues between stations that are wholly owned subsidiaries are priced at cost. Transactions with other affiliated stations are priced at cost plus 10%. All intercompany transactions have been eliminated in consolidation

(20)     SUPPLEMENTAL FINANCIAL STATEMENT DISCLOSURES

Disclosures about fair values of financial instruments:

The carrying amounts of cash, current receivables, trade payables, due to banks and long term debt approximate their fair market values.

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

                                                  /s/ Mehta & Tengra
                                                  ------------------------
                                                  Chartered Accountants
                                                  Registered Auditors
                                                  24 Bedford Row
                                                  London WC1R 4EB

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

                                        /s/ Mehta & Tengra
                                        -----------------------------------
                                        Chartered Accountants
                                        Registered Auditors
                                        4 Wellington Terrace Bayswater Road
                                        London W2 4LW

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


                                                   /s/ Mehta & Tengra
                                                   -------------------------
                                                   Mehta & Tengra
                                                   Chartered Accountants
                                                   Registered Auditors
                                                   24 Bedford Row
                                                   London WC1R 4EB



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


                                                   /s/ Mehta & Tengra
                                                   --------------------------
                                                   Mehta & Tengra
                                                   Chartered Accountants
Date: 18 April 1996 [except with                     Registered Auditors
respect to the cash flow statements                  4 Wellington Terrace
as to which the date is                            Baywater Road
23 December 1996]                                  London W2 44LW

                   [LETTERHEAD OF EDWARD ISAACS & COMPANY LLP]


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


                                             /s/ EDWARD ISAACS & COMPANY LLP
                                             -------------------------------
New York, New York
February 5, 1997
                                      F-23

                   [LETTERHEAD OF EDWARD ISAACS & COMPANY LLP]


                          INDEPENDENT AUDITORS' REPORT


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



                                           /s/ EDWARD ISAACS & COMPANY LLP
                                          ---------------------------------

New York, New York
January 28, 1997

                  [LETTERHEAD OF EDWARD ISAACS & COMPANY LLP]

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

                                      /s/ EDWARD ISAACS & COMPANY L.L.P.
                                      ----------------------------------
New York, New York
March 30, 1996

                  [LETTERHEAD OF EDWARD ISAACS & COMPANY LLP]

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


                                  /s/ EDWARD ISAACS & COMPANY L.L.P.
                                 ------------------------------------
New York, New York
December 1, 1995

                   [LETTERHEAD OF DR. MOHAMED AL-AMRI & CO.]

                                AUDITORS' REPORT



TO: THE PARTNERS OF
AL-AWSAT INTERNATIONAL
TRANSPORT COMPANY LIMITED
(A LIMITED LIABILITY COMPANY)

         We have audited the accompanying consolidated balance sheet of Al-Awsat International Transport Company Limited as of December 31, 1995 and the consolidated statements of income (loss) and retained earnings (deficit) and cash flows for the year then ended including the related notes from No. 1 to No.
10. These consolidated financial statements are the responsibility of the company's management and were prepared to comply with applicable articles of regulations for companies. We have obtained all information and explanations which we considered necessary for our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements taken as a whole:

             -- Present fairly the financial position of Al-Awsat International Transport Company Limited as of December 31, 1995 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in Saudi Arabia; and,

             -- Comply with requirements of the Regulations for Companies and the Company's Articles of Association with respect to the preparation and presentation of consolidated financial statements.

              * The previous partners sold their total shares to new partners as Note No. 8 indicates.

For Dr. Mohamed Al-Amri &Co.

/s/ Mohamed A. Al-Amri
Dr. Mohamed A. Al-Amri
 Certified Public Accountant                         Shawal 07,1416 (H)
Registration No. (60)                             February 25, 1996 (G)
                                                 Jeddah, The Kingdom of
                                                           Saudi Arabia

                                  Exhibit Index




      Exhibit                             Page
      Number                           Description                     Number
   ----------                   ---------------------------           --------

       21.1                     List of subsidiaries of                  1
                                Aramex International Limited