Form 20-F
period 1998-12-31
ARAMEX INTERNATIONAL LTD
filed 1999-06-30
CIK 1026459

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

                                   (Mark One)

[ ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

[ ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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

                               -------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                   Name of each exchange on
      Title of each class                              which registered
      -------------------                          ------------------------

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

COMMON STOCK, U.S. $0.01 PAR VALUE..............................4,900,903 SHARES

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

           Item 17 [ ] Item 18 [X]
================================================================================

                                TABLE OF CONTENTS


                                     PART I

           Section                                                        Page #
           -------                                                        ------

ITEM 1.    DESCRIPTION OF BUSINESS.............................................1

           THE COMPANY.........................................................1

           PRODUCTS AND SERVICES...............................................3

           CUSTOMERS...........................................................5

           SEASONALITY.........................................................5

           COMPETITION.........................................................5

           EMPLOYEES...........................................................6

           GOVERNMENT REGULATION...............................................6

ITEM 2.    DESCRIPTION OF PROPERTY.............................................6

ITEM 3.    LEGAL PROCEEDINGS...................................................7

ITEM 4.    CONTROL OF REGISTRANT...............................................7

ITEM 5.    NATURE OF TRADING MARKET............................................7

ITEM 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS
           AFFECTING SECURITY HOLDERS..........................................8

ITEM 7.    TAXATION............................................................8

ITEM 8.    SELECTED FINANCIAL DATA.............................................9

ITEM 9.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS......................10

           OVERVIEW...........................................................10

           RECENT EVENTS......................................................12

           RESULTS OF OPERATIONS..............................................12

           GEOGRAPHIC BREAKDOWN OF REVENUES...................................15

           UNAUDITED SELECTED QUARTERLY RESULTS OF OPERATIONS.................16

           LIQUIDITY AND CAPITAL RESOURCES....................................17

           EFFECTIVE CORPORATE TAX RATES......................................18

           IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS......................19

           IMPACT OF YEAR 2000................................................19

           FACTORS THAT COULD AFFECT OPERATING RESULTS........................19

ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........22

ITEM 10.   DIRECTORS, OFFICERS AND KEY EMPLOYEES OF
           REGISTRANT.........................................................23

ITEM 11.   COMPENSATION OF DIRECTORS, OFFICERS
           AND KEY EMPLOYEES..................................................24

ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.....24

ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.....................25

                                     PART II

ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED.........................26


                                    PART III

ITEM 15.   DEFAULTS UPON SENIOR SECURITIES....................................26

ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
           REGISTERED SECURITIES..............................................26

                                     PART IV

ITEM 17.   FINANCIAL STATEMENTS...............................................27

ITEM 18.   FINANCIAL STATEMENTS...............................................27

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS..................................27

           SIGNATURES.........................................................28

Index To Financial Statements................................................F-1

      In addition to historical information, this Annual Report on Form 20-F contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such difference include but are not limited to, those discussed in "Item 1: Description of Business" and "Item 9:
Management's Discussion and Analysis of Financial Condition and Results of Operations" readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that the Company files from time to time with the Securities and Exchange Commission.

ITEM 1. DESCRIPTION OF BUSINESS

         THE COMPANY

         Aramex International Limited ("Aramex" or the "Company") is a leading provider of express package delivery, freight forwarding and other transportation services primarily to, from and within the Middle East and the Indian Sub-Continent. Since its founding in 1982, the Company has expanded its station/office network to include 95 locations in 32 countries with approximately 1,800 employees as of April 1, 1999. The Company also holds a majority interest in a direct marketing and mail order business, Middle East Direct Marketing ("MED"). From 1995 to 1998, the Company's total revenues increased from $43.6 million to $83.6 million and net income grew from $1.5 million to $3.9 million, respectively.

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

         Historically, the majority of the Company's business has been derived from its express package delivery operations. These express operations, combined with its station network, has provided the Company with a solid foundation for the development of additional revenue sources. Each Aramex station is divided into teams specialized in cross marketing multiple services to industry-specific segments in their local market. Since each team targets one or more industry segments in its local market, it can develop and offer customized solutions for their clients where appropriate. The Company is a founding member of the Overseas Express Carriers Network (the "OEC") along with Airborne Freight Corporation ("Airborne"), the parent of Airborne Express, the third largest domestic air express delivery carrier in the United States and a 6.2% shareholder in the Company. The OEC is a global alliance among certain leading independent express companies that functions as a worldwide delivery network for its members. For tracking and tracing of its express shipments worldwide, the Company utilizes the FOCUS tracking system which is owned and operated by Airborne. The Company also intends to continue to make investments in technology systems to provide a strong platform for enhanced service and future growth.

         The Company's growth strategy includes the following key elements:

Expand Market Geographic Presence - The Company continues to implement a strategy focused on expanding its geographic presence and market in the Middle East, the Indian Sub-Continent, and other contiguous emerging markets. Most of these emerging markets are characterized by large populations and growing economies which are liberalizing and opening their markets to local and foreign investment. By expanding its distribution network in these regions, the Company's management believes it can (i) enhance its regional market and presence; (ii) expand its customer base; and (iii) reduce its geographic revenue concentration.

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

Continue Emphasis on Technology - The Company continues to invest in technology as a vehicle to enhance service, increase sales and foster growth. The Company believes that continuing improvements in its communications network and information systems, such as linking all of the Company's offices via a on-line, real time communications network and the ability of customers to have direct connectivity to the Aramex network, will yield continued improvements in operations and customer service and improve the Company's results of operations.

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

Bulgaria                   Sofia

Canada                     Montreal

Cyprus                     Nicosia                            Larnaca, Limassol

Egypt                      Cairo Main Office                  Cairo Down Town, 10th of Ramadan,
                                                              Alexandria, Heliopolis

Ethiopia                   Addis Ababa
France                     Paris
Greece                     Athens                             Thessaloniki
Hong Kong                  Hong Kong
India(1)                   Bombay                             Bangalore, Calcutta, Delhi,
                                                              Hyderbad, Madras
Israel                     Jerusalem
Jordan                     Amman                              Aqaba, Irbid, Sahab
Kuwait                     Kuwait

Lebanon                    Beirut                             Ain Mreisseh, Jounieh
Libya                      Tripoli
Oman                       Muscat
Pakistan                   Karachi                            Islamabad, Lahore
Palestinian
National Authority         Nabulus                            Ramallah, Gaza, East Jerusalem
Qatar                      Doha
Saudi Arabia               Jeddah                             Riyadh, Dhahran
Sri Lanka                  Colombo
Sudan                      Khartoum
Switzerland                Geneva
Syria                      Damascus                           Latakia, Homs, Aleppo, Hama,
                                                              Tartous
Turkey                     Istanbul                           Ankara, Izmir
United Arab Emirates       Dubai
                           Abu Dhabi                          Fujeirah, Al Ain, Jebel Ali
United Kingdom             London
United States              New York,
                           Washington D.C.
Uzbekistan                 Tashkent
Yemen                      Sana'a                             Aden

----------------------------

(1)  Excludes 23 other stations.


         PRODUCTS AND SERVICES

         International Express Delivery Service. Express shipments consist of small packages, typically ranging in weight up to 110 pounds with time-sensitive delivery requirements. The Company offers its express delivery services on an international basis to both retail and wholesale express accounts and offers its customers the ability to track their shipments on the world wide web through the Company's web site (www.aramex.com). At December 31, 1998, the Company had approximately 24,000 retail express accounts and 650 wholesale express accounts.

         In order to satisfy the customer's need for rapid tracing of express shipments, the Company provides, through the FOCUS system, an instantaneous worldwide on-line system linking all the Company's offices. Express customers pay a premium for the level of service provided for deliveries, especially on international shipments.

         The Company believes that the express business will experience its most significant growth through its retail customers as a result of the Company's aggressive marketing of this business in an effort to generate additional revenue and improved margins. Retail express customers include trading companies, pharmaceutical companies, banks, service and information companies and manufacturing and regional distribution companies, and are not concentrated in any one industry. Revenues from retail accounts were $26.9 million (or 32.2% of total revenues), 20.6 million (or 31.1% of total revenues) and $16.1 million (or 30.9% of total revenues) for 1998, 1997 and 1996, respectively.

Wholesale customers consist primarily of express delivery companies (such as Airborne Express and Emery), which originate express packages that have a Middle Eastern destination and require Aramex's network in the region to deliver their shipments. The end-user remains a customer of Aramex's wholesale client. Based upon its knowledge of the Middle East market, management believes that the Company is the leading independent wholesaler to the Middle East. Revenues from wholesale accounts were $14.8 million (or 17.7% of total revenues), $15 million (or 22.6% of total revenues) and $14.7 million (or 28% of total revenues) for 1998, 1997 and 1996, respectively.

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

         Aramex launched its freight forwarding business in 1987 at selected stations and in 1993 at every Aramex station. Revenues from the Company's freight forwarding operations were $28.8 million (or 34.5% of total revenues), $21.7 million (or 32.7% of total revenues) and $15.2 million (or 29.1% of total revenues) for 1998, 1997 and 1996, respectively. Whereas express shipments in the Aramex network virtually always pass through one of its four international hubs (Dubai, London, New York, Amman), cargo shipments are routed direct from sender to destination by way of the commercial carrier routing that is best suited to the size, weight and time sensitivity of the shipment.

         The Company continues to expand its ground transportation network for small parcels and fast-moving consumer goods in the region, servicing what the Company perceives to be a highly underdeveloped market. Demand for this mode of transportation is continuously increasing to include different kinds of shipments from moving small parcel shipments to shipments of computers, heavy machinery and personal effects. In response to this need, the Company has launched a trucking route linking Dubai in the UAE, on the one hand, and Muscat in Oman, Riyadh in Saudi Arabia and Amman in Jordan, on the other hand. The Company has also started a trucking route linking Dhahran in Saudi Arabia and Bahrain in addition to a regular trucking route between Amman in Jordan and Palestinian Territories. The Company plans to add additional trucking routes linking together major cities in the Middle East. The Company does not own the trucks used in connection with its freight forwarding transportation services, but rather wet leases them on an as needed basis. In developing a parcel shuttle service linking the main cities in the Middle East, Aramex expects to lower the cost of linehauling by reducing air freight movement and thereby offering customers the option of deferred service at lower prices. This service is an extension of Aramex's logistics management service. Management believes the addition of such complementary businesses should help strengthen the core business of Aramex.

         Domestic Express Delivery Services. The Company has developed an extensive network for the delivery of small parcels and has the capability to pick-up and deliver shipments from city to city in every country in which it operates, thereby satisfying customers' local distribution and information needs. Customers for these services typically include local distributors, pharmaceutical companies, banks and a TV home shopping network. Domestic express revenues accounted for $6.5 million (or 7.7% of total revenues), $4.0 million (or 6.0% of total revenues), and $2.9 million (or 5.5% of total revenues) 1998, 1997 and 1996, respectively.

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

         The Company developed MED in response to Middle Eastern client requests to receive goods marketed through foreign catalogs. MED generates shipments of parcels throughout the Company's network in the Middle East, provides the Company with a platform by which it can cross-market its services and increase name recognition to an expanded customer base, and provides the Company with an additional source of revenue. The Company receives a commission on each MED product sale and generates shipping revenue on the delivery of the product to the customer. Revenue generated from such sales by MED accounted for $2.2 million (or 2.6% of total revenue) and $1.8 million or (2.8% of total revenue) for 1998 and 1997, respectively.

         The Company operates Catalogue shopping centers in Jordan, Kuwait, Egypt, Lebanon, Qatar, Bahrain, United Arab Emirates, Palestinian Authority, and Saudi Arabia.

         At December 31, 1998, MED had exclusive Middle East rights to sell and distribute products offered by several American and European major catalogues including J.C. Penney, Littlewoods (UK) & Sundance. (With the exception of Saudi Arabia, Kuwait, the Gulf States and the Palestinian Authority in the case of J.C. Penney). Starting August 1999, more catalogues will be added to the collection offered by MED centers to include Kays (UK), Freemans (UK), Spiegel, Newport News & Personal Creations.

         CUSTOMERS

         Aramex has a diverse customer base, totaling over 24,500 accounts during 1998, which spans a broad geographic area mainly in the Middle East, Europe and North America and includes companies in a wide range of industries. Its customers, both retail and wholesale, are also diverse in terms of their service needs. The Company's customers are not concentrated in any one particular industry but typical customers include trading companies, pharmaceutical companies, banks, service and information companies, manufacturing and regional distribution companies and express companies. The broad range of services which the Company offers has developed in response to the growing diversity of its customers. Aramex customers make increasing use of the high value-added services provided by Aramex, from reliable express services to cost effective door-to-door air freight forwarding to customized special services.

         Aramex has both retail and wholesale customers. Retail customers, i.e., those who are serviced and billed directly by Aramex, include both express and freight forwarding accounts. Wholesale customers consist primarily of express accounts. The Company is dependent upon its relationships with Airborne Express, which is a wholesale customer of the Company and whose parent is a shareholder of the Company. None of the Company's retail customers accounted for more than 5% of express revenues, and none of its freight customers accounted for more than 5% of freight revenues for the years ended 1997 and 1998, respectively.

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

         COMPETITION

         The express and freight forwarding industry is highly competitive. The principal competitive factors within the express and freight forwarding industry include price, frequency and capacity of scheduled service, extent of geographic coverage and reliability. Many of the Company's competitors have well established reputations and possess substantially greater financial, marketing, personnel and other resources than the Company. The Company's principal express competitors are DHL Worldwide Express, Federal Express Corporation and TNT Express, Inc. The Company's principal freight forwarding competitors are Air Express International Corporation,

Expeditors International of Washington, Inc. and MSAS Cargo International Ltd. In addition, the Company competes against other express and freight forwarding companies, such as United Parcel Service of America, Inc., which are establishing or broadening their presence in the Middle Eastern express and freight forwarding markets. The Company competes primarily by seeking to offer customers a wide range of distinct delivery and transportation services, competitive pricing, a high level of service and on-time delivery. The Company believes its competitive position is enhanced by (i) its strategy of becoming a "One Stop" solution provider for its clients transportation needs; (ii) its knowledge of the Middle East based upon its 17 year presence in the region;
(iii) its decentralized operation and team approach which allows local management to maximize its resources and customize operations to the needs of local customers; (iv) its strong management team; and (v) its emphasis on operating cost controls.

         EMPLOYEES

         As of April 1, 1999, the Company had 1,800 employees with 343 in administration, 875 in operations and 582 in service and sales. The Company also uses temporary employees as necessary. The Company's future success will depend, in part, on its ability to attract, retain and motivate qualified personnel. The Company believes that relations with its employees are good. None of the Company's employees are covered by labor contracts or other collective bargaining agreements. However, certain of the Company's subsidiaries are required by the labor law of each related country to provide indemnity payment upon termination of relationships with their employees. The benefit accrues to employees on a pro rata basis during their employment period and is based on each employee's current salary.

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

ITEM 2. DESCRIPTION OF PROPERTY

         The Company's principal executive offices are located in Amman, Jordan. Such offices are leased by the Company under a one year lease, renewable annually, commencing January 1996, for approximately 11,406 square feet of office space. Annual rent payments, for each of 1998 & 1999 years, under the lease are approximately $106,000. The Company leases this space from ARAM, an investment Company controlled by the Ghandour family.

         The Company also leases 49 other facilities aggregating approximately 239,485 square feet of office space in 21 countries. The terms of such leases range from one to six years with the last lease to expire in December 2003. The aggregate annual rental under such leases is approximately $1.7 million for 1998.

         The Company believes its existing facilities are adequate to meet current needs and it does not anticipate any difficulty in negotiating renewals as leases expire or in finding other satisfactory space if existing facilities become unavailable. However, to effectuate the Company's expansion plans, the Company will have to service additional facilities. The company has no agreements for future facilities at this time and there can be no assurance that the Company will be able to secure such facilities on acceptable terms, if at all.

ITEM 3. LEGAL PROCEEDINGS


In September 1995, an action was brought by a station manager against the Company, claiming $1 million in damages for certain breaches of contracts and other matters. The Company's legal counsel has filed a motion for summary judgment. On February 3, 1997, the motion for partial summary judgment was granted, and the only remaining claim is the claim for an accounting. The Company's legal counsel filed a motion for partial summary judgment on the claim for an accounting. The motion was denied and the plaintiff was granted an accounting. The only claims remaining are the counterclaims of the Company. No trial date is set on the Company's counterclaims, and the parties are engaged in settlement discussions. Management believes that this action should not have a material adverse effect on the financial position or results of operations of the Company.

         In addition, the Company may be involved in various legal proceedings arising in the ordinary course of its business. In the opinion of management, the outcome of such proceedings will not have a material adverse effect on the Company's financial position, statement of operations or cash flows.

ITEM 4. CONTROL OF REGISTRANT

         The Company is not controlled or owned by another corporation or foreign government. The following table sets forth information as of April 1, 1999 with respect: (i) to each person known to the Company to own more than 10% of the Company's Common Stock, and (ii) the total amount of voting stock of the Company beneficially owned by officers and directors as a group.


       Identity of Person                  Number of Shares of Common        Percentage of Shares of
           Or Group                             Beneficially Owned          Stock Beneficially Owned
           --------                             ------------------          ------------------------

William S. Kingson/1/                            1,321,600                            26.6%
Fadi Ghandour/2/                                 1,321,600                            26.6%
Rula Ghandour/3/                                 1,321,600                            26.6%
All directors, officers and key employees
as a group (13 persons)/12/                      2,710,124                            53.3%

(1) Includes 100,000 shares of Common Stock issuable upon exercise of incentive stock options held by Mr. Kingson having an initial exercise price of $7.70, which expire 50% in January 2002 and 50% in July 2002.

(2) Includes (a) 618,750 shares of Common Stock owned by Mr. Fadi Ghandour's spouse, Ms. Rula Ghandour and (b) 100,000 shares of Common Stock issuable upon exercise of non-qualified options held by Mr. Ghandour having an exercise price of $7.00, which expire 50% in January 2007 and 50% in July 2007.

(3) Includes (a) 100,000 shares of Common stock issuable upon exercise of non-qualified options held by Mr. Ghandour having an exercise price of 7.00, which expire 50% in January 2007 and 50% in July 2007 and (b) 602,850 shares of Common Stock held of record by Ms. Ghandour's spouse, Mr. Fadi Ghandour.

ITEM 5. NATURE OF TRADING MARKET

         The Company's Common Stock has been listed for trading on the Nasdaq National Market since January 13, 1997. The symbol for the Company's Common Stock on the Nasdaq National Market is "ARMX". The Company changed its symbol from "ARMXF" to "ARMX" on April 15, 1999. The Common Stock is not listed for trading on an exchange or other market outside the United States. The Company has been advised, however, that a market for the shares has been developed on the Stuttgart Stock Exchange in Germany.

         As of the date of this Annual Report, of the 4,900,903 shares of the Company's Common Stock outstanding, 2,123,467 shares are freely tradable without further restriction or further registration under the Securities Act of 1933 (the "Securities Act"), unless purchased by affiliates of the Company as that term is defined under the Securities Act. The remaining 2,777,436 shares of Common Stock outstanding are "restricted securities," as that term is defined by Rule 144 of the

Securities Act and may only be sold in the public market if the shares are registered under the Securities Act or if the shares qualify for an exemption from registration under Rule 144.

         The following table sets forth, for the period beginning January 13, 1997 (the date that the Company's Common Stock first traded) and ending March 31, 1999, the high and low closing prices as traded on the Nasdaq National Market System.

Year Ending December 31, 1997
                                       High               Low
                                       ----               ---
    First Quarter                     $ 9.44            $ 7.88
    Second Quarter                    $ 9.75            $ 8.88
    Third Quarter                     $17.13            $ 9.25
    Fourth Quarter                    $15.88            $13.50

Year Ending December 31, 1998
    First Quarter                     $14.88            $12.25
    Second Quarter                    $14.13            $10.38
    Third Quarter                     $10.75            $ 5.87
    Fourth Quarter                    $11.50            $ 7.50

Year Ending December 31,1999
    First Quarter                     $11.44             $ 9.50

         As of March 25, 1998, there were 117 record holders of the Company's Common Stock.

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


ITEM 7. TAXATION

         The Company is organized under the laws of Bermuda. At the present time, there is no Bermuda income on profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by United States shareholders of the Company, other than shareholders ordinarily resident in Bermuda. There is currently no reciprocal tax treaty between Bermuda and the United States regarding withholding.

ITEM 8. SELECTED FINANCIAL DATA

         The following table summarizes selected consolidated financial data and operating information of the Company drawn from the Company's audited financial statements.

         The following selected consolidated financial data as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 have been derived from the Company's audited Consolidated Financial Statements included elsewhere herein. The selected consolidated financial data as of December 31, 1994 and 1995 and for the years ended December 31, 1994 and 1995 have been derived from audited historical consolidated financial statements of the Company covering those periods. The information should be read in conjunction with the Consolidated Financial Statements and Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Report.

         The Company's Consolidated Financial Statements have been prepared in accordance with international accounting standards, which, for purposes of the Company's financial statements, are substantially consistent with U.S. GAAP except as set forth in note 22 to the consolidated financial statements included elsewhere herein.


           (In Thousands of U.S. Dollars Except for Shares and Per Share Data) (Year Ended December 31)

                                          1994            1995          1996            1997            1998
---------------------------------------------------------------------------------------------------------------

STATEMENT OF INCOME DATA:
Revenues:
International Express .............   $    22,349    $    25,491    $     30,798   $    36,556      $    43,629
Freight Forwarding ................        13,104         14,306          15,186        21,697           28,804
Domestic Express(1) ...............         1,291          2,007           2,880         3,967            6,456
MED ...............................            --             --           1,078         1,833            2,153
Other (2) .........................         1,385          1,798           2,333         2,277            2,569

Total revenues ....................        38,129         43,602          52,275        66,330           83,611

Shipping costs ....................        19,992         23,045          28,080        35,471           44,795

Gross profit ......................        18,137         20,557          24,195        30,859           38,816
Operating expenses ................         6,877          7,986           9,796        10,682           12,616
Selling, general and
     administrative expenses ......        10,232         10,664          12,003        17,278           22,462

Operative income ..................         1,028          1,907           2,396         2,899            3,738
Interest income ...................            --             --              --           365              571
Interest expense ..................           (46)           (61)           (102)          (65)            (130)
Gain (loss) on sale of fixed
     assets .......................            (4)            (1)             14           (44)              (5)
Exchange gain (loss) ..............           (55)            31             (13)          (37)             (40)
Other income (loss) ...............          (123)            69              71           142               14
Income before income taxes ........           800          1,945           2,366         3,260            4,148
Provision for income taxes ........          (227)          (266)           (157)         (170)            (292)
Minority interests ................          (278)          (157)           (162)           31               (1)
Net income ........................   $       295    $     1,522    $      2,047   $     3,121            3,855


Earnings per common share
     Basic ........................   $      0.09    $      0.49    $      0.64    $      0.71      $      0.81

     Diluted ......................   $      0.09    $      0.49    $      0.64    $      0.69      $      0.79
Weighted average common shares
outstanding
     Basic ........................     3,125,000      3,125,000       3,184,939     4,396,811        4,746,066

     Diluted ......................     3,125,000      3,125,000       3,184,939     4,523,047        4,867,945
Cash Dividends Per Share Declared..           --              --              --            --               --
                                      -----------    -----------    ------------   -----------      -----------

BALANCE SHEET DATA:
Working capital ...................   $     1,915    $     2,867     $     6,650    $   13,596      $    21,108
Total assets ......................        13,178         14,344          19,372        30,704           41,320
Total liabilities .................         9,715          9,649          10,463        12,960           13,945
Total Shareholders equity .........   $     2,889    $     4,404     $     8,653    $   16,759      $    25,975
                                      -----------    -----------    ------------   -----------      -----------
US GAAP
Operative income ..................         1,028          1,907           2,396         2,899            2,884
Net income ........................   $       295    $     1,522     $     2,047    $    3,121      $     3,001
Earnings per common share
  Basic ...........................   $      0.09    $      0.49     $      0.64    $     0.71      $      0.63
  Diluted .........................   $      0.09    $      0.49     $      0.64    $     0.69      $      0.62

-------------------
(1) Domestic express revenues are derived from the intracountry delivery of packages, primarily by ground transportation.

(2) Other revenue derived from the Company's remail and special services.



ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         General. Aramex is a leading provider of express package delivery, freight forwarding and other transportation services primarily to, from and within the Middle East and the Indian Sub-Continent. Since its founding in 1982, the Company has expanded its station/office network to include 95 locations in 32 countries. From 1995 to 1998, the Company's total revenues increased from $43.6 million to $83.6 million and net income increased from $1.5 million to $3.9 million, respectively. The Company provides its services from its main hubs in Dubai (UAE), London, New York and Amman (Jordan). The Company also holds a majority interest in a direct marketing and mail order business, Middle East Direct Marketing ("MED").

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

         In accordance with its growth strategy, the Company has strengthened its presence in the Indian Sub-Continent region by converting local agency agreements to Company-controlled joint ventures in India, Sri Lanka and Bangladesh as of April 1, July 1 and June 1, 1998 respectively. By doing so, the Company now consolidates the results of the 29 existing Aramex locations in India into its operations since April 1998. The Company increased its marketing efforts in this region and introduced the Company's customer team concept to these locations during the 1998 year.

         Being ideally positioned to take full advantage of the opportunities that the market in Turkey offers, the Company started a Company-controlled joint venture in Turkey that has been included in the Company's consolidation since November 1998.

         The Company has expanded its investment in some stations to increase its marketing efforts in these stations. The Company experienced major expansions in Cyprus, Hong Kong, Paris, Saudi Arabia and Amman during 1998. In addition, the Company acquired full ownership share in its joint venture operation in Egypt that went into effect as of October 1, 1998.

         In addition to the existing trucking routes that links between different cities in the Gulf and the Middle East, the Company plans to launch additional trucking routes in order to maximize customer satisfaction and achieve high efficiency levels. The Company does not own the trucks used in connection with its freight forwarding transportation services, but rather wet leases them on an as needed basis. In developing a parcel shuttle service linking the main cities in the Middle East, the Company expects to lower the cost of linehauling by reducing air freight movement and thereby offering customers the option of deferred service at lower prices. This service complements an extension of the Company's logistics management service. Management believes the addition of such complementary businesses should help strengthen the core business of the Company.

         Historically, the majority of the Company's business has been derived from its express package delivery operations. These express operations, combined with its station network, have provided the Company with a solid foundation for the development of additional revenue sources. The Company has made significant investments over the past few years in training its personnel to sell and market its freight forwarding services at most of its stations. This has resulted in an increase in freight forwarding revenues of 32.7% from $21.7 million in 1997 to $28.8 million in 1998. The Company's strategy is to continue to identify additional revenue sources to add to its menu of products and services and diversify its revenue base.

         As an example of this strategy, the Company continues to expand its ground transportation network for small parcels and fast moving consumer goods in the region. As part of the Company's overall strategy to increase its logistics services, the Company plans to continue developing an intra-Gulf region ground transportation network to address the growing electronics and computer needs of the region. Consistent with the Company's plan to expand its logistics and related transportation services, the Company plans to continue to expand its warehousing facilities in Amman and Dubai as well as focus on increasing market and client penetration with its existing clients by offering additional transportation and logistics services.

         In addition, the Company opened three additional MED locations in Saudi Arabia in 1998. Although the Company formally inaugurated MED in 1996, the Company had limited financial and human resources to develop MED during its first year and it was not until 1997, following the Company's initial public offering, that the Company commenced expending marketing and other resources to develop the MED business. The Company believes that while the expenditures made in 1997 to develop this business negatively impacted the Company's margins and profitability for 1997, the appropriate infrastructure has been put in place to develop MED into a viable, complementary business to the Company's other businesses while creating an additional source of revenue for the Company's express business.

In December 1997, the Company was awarded the Corporate International Standard Organization (ISO) quality certification, a move that supports the company's drive towards certifying all of its branches throughout the globe with the covered stamp of quality.

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

         As an offshore company incorporated in Bermuda, profits from operations of foreign subsidiaries are not subject to Bermudian taxes. Additionally, for certain of its operations in the Middle East, the Company is exempt from income taxes. As a result, the Company's consolidated effective tax rate for 1998 was 7.0%. As long as the Company continues to generate a similar portion of its operating profits from tax-free jurisdictions similar to many countries in the Middle East, the Company believes its effective tax rate will remain in the range of historical levels.

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

         The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). For purposes of these financial statements there is only one significant difference between the Company's accounting principles utilized and United States Generally Accepted Accounting Principles (US GAAP).

    Following is a description of this difference:

         During 1998 Mr. William Kingson (Chairman) and Mr. Fadi Ghandour (CEO) transferred 65,000 shares of common stock of the Company as a gift to certain employees. Under US GAAP where a company's principal stockholder transfers a portion of his shares to one or more of its employees, then the Company is required to account for such transfer as a compensation expense with an offsetting contribution to capital at the fair value of the shares transferred.

         Under IAS, there is no requirement to record such transfers as compensation expense, and accordingly the company did not record the transfer of shares as an expense.

Recent Events

         In May, 1999 the Company obtained an official license to start its operations in Morocco. The Company plans to launch its Morocco operations during the fourth quarter of 1999 year.

Results Of Operations

         The following table sets forth for the periods indicated the percentages of total revenues represented by certain items reflected in the Company's consolidated statements of income:


                                                         Years Ended December 31,
                                                         ------------------------
                                                      1996         1997          1998
                                                      ----         ----          ----
Revenues:
   International express .......................      58.9%        55.1%         52.2%
   Freight forwarding ..........................      29.1         32.7          34.4
   Domestic express ............................       5.5          6.0           7.7
   MED .........................................       2.1          2.8           2.6
   Other .......................................       4.5          3.4           3.1
      Total Revenues ...........................       100%         100%          100%

Shipping costs..................................      53.7         53.5          53.6
Gross profit ...................................      46.3         46.5          46.4
Operating expenses .............................      18.7         16.1          15.1
Selling, general and administrative expenses....      23.0         26.0          26.9

Operating income ...............................       4.6          4.4           4.5
Income before income taxes .....................       4.5          4.9           5.0
Provision for income taxes .....................       0.3          0.3           0.3
Minority interests .............................       0.3         (0.1)           (-)
Net income .....................................       3.9          4.7           4.6

Comparison Of Year Ended December 31, 1998 To Year Ended December 3l, 1997

         Revenues.

          Consolidated revenues of the Company increased by $17.3 million, or 26.1%, to $83.6 million for the year ended December 31, 1998 ("1998") from $66.3 million for the year ended December 31, 1997 ("1997").

         International express revenues increased by $7.1 million, or 19.3%, to $43.6 million for 1998 from $36.6 million in 1997, primarily as a result of launching new joint venture operations in India, Sri Lanka, Bangladesh, Turkey and increased activity in Saudi Arabia and the United Arab Emirates.

         Freight forwarding revenues increased by $7.1 million, or 32.8%, to $28.8 million for 1998 from $21.7 million for 1997, primarily as a result of increased growth in the Company's freight business in most of it's core markets the Middle East.

         Domestic express revenues increased by $ 2.5 million, or 62.8%, to $6.5 million for 1998 from $4.0 million for 1997, primarily as a result of the Company's new joint venture in India and the continued market share growth, in the Company's activities in the United Arab Emirates, and Saudi Arabia.

         MED revenues increased by $0.3 million, or 17.4%, to $2.2 million for 1998 from $1.8 million for 1997, primarily as a result of growth in MED's core markets especially in Egypt, and newly opened operations in Saudi Arabia.

         Other revenues increased by $0.3 million, or 12.8%, to $2.6 million for 1998.

         Shipping Costs increased by $9.3 million, or 26.3%, to $44.8 million for 1998 from $35.5 million for 1997.

         Gross Profit. As a result of the above factors, gross profit increased by $8.0 million, or 25.8%, to $38.8 million in 1998 from $30.9 million in 1997.

         Operating Expenses.

         Operating expenses increased by $1.9 million, or 18.1%, to $12.6 million for 1998 from $10.7 million for 1997. As a percentage of total revenues, however, operating expenses decreased to 15.1% of 1998 total revenues from 16.1% of 1997 total revenue.

         Selling, General and Administrative Expenses.

         Selling, and administrative expenses increased by $5.2 million, or 30% to $22.5 million for 1998 from $17.3 million for 1997.

         Operating Income.

         As a result of the above factors, operating income increased by $0.8 million, or 28.9%, to $3.7 million in 1998 from $2.9 million in 1997.

         Other Income.

         Other income remained at $0.4 million for 1998.

         Net Income.

         Net income increased by $0.7 million, or 23.5% to $3.9 million for 1998 from $3.1 million for 1997.

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

Geographic Breakdown of Revenues

         The Company sells its services primarily to customers in the Middle East, Europe and North America. Revenues are generally recognized at the source, i.e., by the station which invoices the ultimate customer. The table below shows the breakdown of revenues (dollars in millions) by geographic region for 1998, 1997 and 1996.

                                       International            Freight           Domestic Express,
                                         Express               Forwarding               MED &              Total
1998                                      (53%)                  (34%)               Other(13%)       Company (100%)
-------                                -------------           ----------         -----------------   ---------------
REGION                                  $       %             $       %            $          %        $          %
------                                -----    ---           -----   ---         -----       ---     -----       ---

Middle East.................           48.8     75            22.9    80           9.7        88      81.5        78
Europe......................            9.5     15             3.1    10           0.3         1      12.7        12
North America...............            3.2      5             2.3     8           0.3         3       5.8         6
Asia........................            3.4      5             0.5     2           0.8         8       4.8         4
Eliminations(1).............          (21.2)     -               -                   -         -     (21.2)        -
                                      -----    ---           -----   ---         -----       ---     -----       ---
Total 1998 Revenues.........          $43.7    100%          $28.8   100%        $11.1       100%    $83.6       100%
                                      =====    ===           =====   ===         =====       ===     =====       ===



                                       International            Freight           Domestic Express,
                                         Express               Forwarding              MED &              Total
1997                                      (55%)                  (33%)               Other(12%)       Company (100%)
-------                                -------------           ----------         -----------------   ---------------
REGION                                  $       %             $       %            $          %        $          %
------                                -----    ---           -----   ---         -----       ---     -----       ---

Middle East.................           42.3     77            16.5    76           8.0        94      66.8        79
Europe......................            9.5     17             2.7    12           0.1         1      12.3        14
North America...............            3.1      6             2.5    12           0.4         5       6.0         7
Eliminations(1).............          (18.3)     -               -     -          (0.5)        -     (18.8)        -
                                      -----    ---           -----   ---         -----       ---     -----       ---
Total 1997 Revenues........           $36.6    100%          $21.7   100%         $8.0       100%    $66.3       100%
                                      =====    ===           =====   ===         =====       ===     =====       ===


                                       International            Freight           Domestic Express,
                                         Express               Forwarding               MED &              Total
1996                                      (60%)                   (29%)               Other(11%)       Company (100%)
-------                                -------------           ----------         -----------------   ---------------
REGION                                  $       %              $      %            $          %        $          %
------                                -----    ---           -----   ---         -----       ---     -----       ---

Middle East................            34.2     74            10.9    72           6.1        92      51.2        75
Europe......................            8.9     19             2.0    13           0.1         2        11        16
North America...............            3.1      7             2.3    15           0.4         6       5.8         9
Eliminations(1).............          (15.4)     -               -     -          (0.3)        -     (15.7)        -
                                      -----    ---           -----   ---         -----       ---     -----       ---

Total 1996 Revenues...                $30.8    100%          $15.2   100%         $6.3       100%    $52.3       100%
                                      =====    ===           =====   ===         =====       ===     =====       ===

-------------
1. Revenues between stations that are wholly-owned subsidiaries are priced at cost. Transactions with other affiliated stations are priced at cost plus 10%. All intercompany transactions have been eliminated in consolidation.

Unaudited Selected Quarterly Results of Operations

         The following tables set forth certain unaudited quarterly operating information for each of the eight quarters ending with the quarter ended December 31, 1998, both in U.S. dollars and as a percentage of total revenues. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this Report and management believes that it includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented when read in conjunction with the Company's Financial Statements and related Notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter. The Company's quarterly operating results have varied significantly in the past and may vary significantly in the future.


                                                         Quarter Ended
                              ----------------------------------------------------------------------
                                                             1997
                              ----------------------------------------------------------------------
                                  Mar. 31            June 30           Sept. 30           Dec. 31
                              ---------------    ---------------   ---------------   ---------------
Statement of Income Data:
                                $         %        $         %        $         %      $          %
                              -----     -----    -----     ----     -----     ----   -----      ----
Revenues
International
     express .............    8,118      55.6    8,864      56.7    8,968     54.0   10,606      54.4
   Freight forward .......    4,576      31.3    5,295      33.9    5,516     33.2    6,310      32.4
   Domestic ..............      794       5.4      844       5.4    1,027      6.2    1,302       6.7
   MED ...................      342       2.3      352       2.3      440      2.6      699       3.6
   Other .................      767       5.3      275       1.8      658      4.0      577       3.0

 Total revenues ..........   14,597       100   15,630       100   16,609      100   19,494       100

Shipping costs ...........    8,000      54.8    8,230      52.7    9,060     54.5   10,181      52.2
     Gross profit ........    6,597      45.2    7,400      47.3    7,549     45.5    9,313      47.8
Operating exp. ...........    2,681      18.4    2,509      16.1    2,769     16.7    2,723      14.0
Selling, general
and admin exp. ...........    3,273      22.4    4,172      26.7    4,187     25.2    5,646      29.0

Operating income .........      643       4.4      719       4.6      593      3.6      944       4.8
Net income ...............      636       4.4      722       4.6      757      4.6    1,006       5.2


                                                         Quarter Ended
                              ----------------------------------------------------------------------
                                                             1998
                              ----------------------------------------------------------------------
                                  Mar. 31            June 30           Sept. 30           Dec. 31
                              ---------------    ---------------   ---------------   ---------------
Statement of Income Data:
                                $         %        $         %        $         %      $          %
                              -----     -----    -----     ----     -----     ----   -----      ----
Revenues
International
     express ............    9,901      53.8     10,473    52.5     10,246    52.3    13,009     50.7
   Freight forwarding ...    6,358      34.5      6,938    34.9      6,903    35.3     8,606     33.6
   Domestic express .....    1,144       6.2      1,337     6.7      1,491     7.6     2,484      9.7
   MED ..................      468       2.5        494     2.4        347     1.9       842      3.3
   Other ................      552       3.0        697     3.5        618     3.1       702      2.7

Total revenues ..........   18,423       100     19,939     100     19,605     100    25,643      100

Shipping costs ..........   10,026      54.4     10,784    54.1     10,260    52.3    13,725     53.5
     Gross profit .......    8,397      45.6      9,155    45.9      9,345    47.6    11,918     46.5
Operating expenses.......    2,905      15.8      3,013    15.1      3,212    16.4     3,485     13.6
Selling, general
   and administrative
   expenses .............    4,748      25.8      5,165    25.9      5,257    26.8     7,292     28.4

Operating income ........      744       4.0        977     4.9        876     4.5     1,141      4.4
Net income ..............      781       4.2        903     4.5        951     4.9     1,220      4.8

US GAAP
Operating income ........      744       4.0        977     4.9         22     0.1     1,141      4.4
Net income ..............      781       4.2        903     4.5         97     0.5     1,220      4.8

Liquidity and Capital Resources

         The Company's primary capital requirements to date have been funding its accounts receivable and expansion of its station network. The requirements have been met primarily by internally generated funds, banks financing and proceeds from the Company's 1996 private sale of shares of Common Stock to Airborne, the Company's 1997 initial public offering and the Company's 1998 secondary public offering.

         The Company's working capital was $21.1 million at December 31, 1998, as compared to $13.6 million at December 31, 1997. The increase in working capital was primarily the result of the proceeds from the Company's secondary public offering.

         The Company's cash balances were $10.3 million at December 31, 1998 as compared to $6.6 million at December 31, 1997, and $2.3 million at December 31, 1996. Net cash from operating activities was $2.7 million at December 31, 1998 as compared to $2.1 million at December 31, 1997, and $0.5 million at December 31, 1996. The increase in net cash from operating activities in 1998 compared to 1997 was due primarily to the increase in earnings before depreciation expenses.

         Net cash used in investing activities was $4.6 million at December 31, 1998 as compared to $4.1 million at December 31, 1997, and $1.1 million at December 31, 1996. Purchases of property, plant and equipment remained at a high level of 3.6 million during 1998 year primarily due to the Company's continued investment in technology, expansion in Saudi Arabia and the addition of new joint ventures . Net cash from financing activities was $5.6 million at December 31, 1998 as compared to $6.2 million at December 31, 1997, and $1.7 million at December 31, 1996. The increase in 1998 of cash flows from financing activities was primarily the result of the issuance of shares in the Company's secondary public offering.

          The Company leases office space and office and transportation equipment under various operating leases, some of which are renewable annually. Rent expense related to these leases amounted to $1.7 million, $1.2 million, and $1.1 million for 1998, 1997, and 1996, respectively.

         The Company has from time to time experienced a need for cash to fund its receivables and sourced such needs with bank overdrafts and/or available credit under its lines of credit. The Company maintains several lines of credit with various banks aggregating $0.2 million, $0.5 million and $0.3 million at December 31, 1998, 1997, and 1996, respectively. The Company had $0.2 million, $0.3 million and $0.3 million outstanding under these lines of credit at December 31, 1998, 1997, and 1996, respectively. The remaining amounts due to banks of $0.2 million, $0.3 million, and $0.4 million due at December 31, 1998, 1997, and 1996, respectively, represent bank overdrafts. The weighted average interest rates on the Company's lines of credit were 8.5%, 12.8%, and 11.9% at December 31, 1998, 1997, and 1996, respectively.

         In June 1996, the Company entered into a three-year term loan from NatWest Bank in the principal amount of $0.2 million bearing interest at 9.875% per annum. The loan was fully settled before the end of 1998 year.

         For 1998, 1997, and 1996, payments to minority interests aggregated $(0.1) million, $(0.1) million, and $(0.2) million, respectively.

         In January 1997, the Company completed the initial public offering of 1,000,000 shares of Common Stock. The net proceeds of this issue received by the Company (after deducting underwriting discounts, commissions and other costs associated with the offering) were approximately $5.0 million. The Company has also completed a secondary public offering on May 6,1998 of 1,000,000 shares of common stock on the Nasdaq National Market at a price of $13.125 per share, of which 500,000 shares were offered by the Company and 500,000 shares were offered by certain selling shareholders. The net proceeds of this issue received by the Company (after deducting underwriting discounts, commissions and other costs associated with the offering) were approximately $5.70 million. The Company used a portion of the net proceeds from its initial & secondary public offerings (i) to expand into existing and emerging markets by acquiring ownership interests or increasing existing participation interests in certain local service providers,
(ii) to open additional Shop the World Direct catalog centers, (iii) to invest in technology and systems infrastructure in order to introduce logistics management services, (iv) to acquire additional vehicles for operation of domestic and cross border ground transportation, (v) working capital and general corporate purposes and (vi) to finance the company's share repurchase plan.

         In October 1996, the Company received $2.0 million of proceeds from the Airborne Stock Purchase and utilized the proceeds for working capital purposes.

         On September 18,1998 the company announced a share repurchase program to acquire up to 200,000 shares of it's common stock. According to the program the shares will be purchased in open market or private transactions and the purchased shares will be cancelled. During 1998 the Company purchased 31,000 shares at an aggregate cost of $274,000 and an additional 30,000 shares were purchased during 1999 at an aggregate cost of $337,000 .

         The Company's capital commitments for 1999 are anticipated to relate to the expansion of the Company's facilities in the Indian Subcontinent and Dubai and additional investments in technology and information systems to support the Company's growth.

         Management believes that the proceeds from its two public offerings coupled with cash flows from operations and borrowing capacity should be sufficient to fund the Company's operations for the foreseeable future.

Effective Corporate Tax Rates

         The Company's consolidated effective tax rate was 7.0%, 5.2%, and 6.7% for 1998, 1997, 1996, respectively. The principal differences between the effective tax rates and the statutory tax rate applicable in the United States of 35% are exemptions from income taxes of many of the Company's subsidiaries operating in the Middle East and lower statutory rates at certain other locations. As long as the Company continues to generate a similar portion of its operating profits from tax-free jurisdictions similar to many countries in the Middle East, the Company believes its effective tax rate will remain in the range of historical levels.

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

Impact of Inflation and Currency Fluctuations

         The Company does not believe that inflation or currency fluctuations has had a material adverse effect on revenues and results of operations. However, demand for the Company's services is influenced by general economic conditions, including inflation and currency fluctuations. Periods of economic recession, high inflation or the devaluation of currencies in countries in which the Company operates could have a material adverse effect on the express and freight forwarding industry and the Company's results of operations.

Impact of Year 2000

         Many computer systems and software products will not function properly in the years starting 2000 due to a once-common programming standard that represents years using only the last two-digits. This is known as the Year 2000 problem.

         In 1998, the Company began converting its internal computer systems to be Year 2000 compliant. As of March 31, 1999, approximately 80% of the Company's hardware and 70% of the Company's software were compliant. All of the Company's internal IT and non-IT systems are expected to be compliant by September 30, 1999. Completion of the Company's compliance program has been a part of the Company's on-going investment in technology The Company plans for expenses and liabilities related to Year 2000 complications out of revenues from operations and capital resources.

         The applications used in the Company's internal IT and non-IT systems are commercially available and certified by the vendors of the systems for full Year 2000 compliance. Additionally, the Company has verified the functional behavior of these applications as being Year 2000 compliant.

         The Company does not believe, after contacting appropriate parties, that the failure of its vendors' or other third-party providers' systems to be Year 2000 compliant will materially adversely affect the Company's financial performance.

         If the Company does not attain compliance for its prior generation products and complications arise, customers will be advised to reset the computer clock to a date in the 1990's. The Company has verified that resetting the internal clock will enable the Company's products to function in accordance with their specifications.

         While the Company believes that it is adequately addressing the Year 2000 problem, there can be no assurance that the costs and liabilities of the Year 2000 problem will not have material adverse effects on its business, financial condition and results of operations.


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

         Risks Relating to Operations in the Middle East. The Company operates in 18 countries located in the Middle East. The Company derived 75% of 1998 revenue and substantially all of its operating profit from operations in the Middle East, and the risks of doing business in that region could adversely affect the Company. Such risks include the following:

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

         Rights of Shareholders Under Bermuda and Jordanian Law. The Company is incorporated under the laws of Bermuda and is headquartered in Jordan. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of the Company's management and directors and the rights of its shareholders, are governed by Bermuda law and the Company's Memorandum of Association and Bye-laws. Such principles of law may differ from those that would apply if the Company were incorporated in a jurisdiction in the United States. In addition, the Company has been advised by Conyers Dill & Pearman, its Bermuda counsel, that there is uncertainty as to whether the courts of Bermuda would enforce (i) judgments of United States courts obtained against the Company or its officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state or (ii) in original actions brought in Bermuda, liabilities against the Company or such persons predicated upon the securities laws of the United States or any state. The Company has been further advised by the Ali Sharif Zu'bi & Sharif Ali Zu'bi Law Firm, Jordanian counsel to the Company, that the enforcement of foreign judgements in Jordan is governed by Law No. 8 of 1952. Basically, a foreign judgement may be enforced in Jordan by means of an application to the competent court without retrial and re-examination of the merits or issues of the case. Jordanian courts may, however, decline to enforce a foreign judgement (i) if the court which passed the judgement was without competent jurisdiction, (ii) if the defendant has not carried on any business within the jurisdiction of the court which passed the judgement or was not resident within its jurisdiction and did not willfully appear before the court or did not recognize its jurisdiction,
(iii) if the defendant was not notified to appear before the court which issued the judgement or was not duly or properly served with notice, (iv) if the judgement has been passed in a fraudulent manner, (v) if the defendant is able to persuade the court that the judgement is not final, (vi) if the judgement contravenes Jordanian public policy, and (vii) if the laws of the country of the court which passed the judgement do not recognize and enforce judgements of Jordanian courts.

         We may be adversely affected by the Year 2000. Many computer systems and software products will not function properly commencing in the year 2000 due to a once-common programming standard that represents years using only the last two-digits. This is known as the Year 2000 problem. The Company is in the process of upgrading its computers to avoid any material complications due to the Year 2000 problem. As part of this program, the Company will identify those systems and applications that require modification, redevelopment or replacement. The Company expects to be Year 2000 compliant by September 30, 1999 with respect to its internal systems and products. The Company does not believe that the failure of its vendors or other third-party providers' systems to be Year 2000 compliant will have a materially negative impact on its business.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company faces primary market risk exposures in two categories; exchange rate risk and interest rate risk. The Company does not enter into derivative contracts related to managing fluctuations in foreign exchange rates or interest rates.

Foreign Currency Exchange Rate Risks:

         The Company faces foreign currency exposure as a result of operating in various countries around the world. It is estimated that a 10% appreciation at December 31, 1998 in the United States Dollar against the currencies of the respective countries in which the Company operates would result in a reduction in the operating income of approximately US$251,000 for the year ending December 31, 1998. This calculation, however, does not take into account the possible changes in sales volume or local pricing as a result of the depreciation of local currencies against the US Dollar. 16.2% of the Company's total revenues are derived in U.S. Dollars and the remainder in local currencies. All remittances from subsidiaries to the Company are being denominated in U.S. Dollars.

Interest Rate Risks:

         The Company's long term debt consists of $32,000 in the form of notes payable and US$720,000 in the form of capital leases. The long term notes are payable in monthly installments with original maturities of two to three years at interest rates ranging from 6.75% to 16%. The capital lease obligations are in respect of vehicles and telephone equipment, of which 87% are denominated in Saudi Riyals, with an average interest rate of 7.5%. The remainder of the capital leases are denominated in US Dollars, Sterling Pounds and French Franks. The Company does not have interest rate exposure since interest rates on both notes payable and leases are fixed.

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

Name                                        Position Held and Term
----                                        ----------------------

William S. Kingson(1)                       Chairman of the Board and Class 2 Director since
                                            1996 and Chairman Of the Board and Director of
                                            predecessor entities since 1982

Fadi Ghandour                               President, Deputy Chairman, Chief Executive Officer,
                                            Assistant Secretary and a Class 3 Director since
                                            1996 and of predecessor Entities since 1982

Rula Ghandour                               Class 1 Director since 1996 and Director of
                                            predecessor entities since 1982

Roy Liljebeck(2)                            Class 1 Director since April 1997

Ayed Al-Jeaid(3)                            Class 2 Director since April 1997

Hazem Malhas(4)                             Chief Operating Officer since December 1996

Safwan Tannir(5)                            Senior Vice President-Freight Forwarding since December 1996

Camille Tam Nasrallah(6)                    Senior Vice President-Gulf and Indian Subcontinent
                                            since December 1996

Emad Shishtawi(7)                           Vice President-Finance since December 1996

Yousef Ghandour                             Managing Director of MED since 1994

Basem Malhas(8)                             Vice President-Information Technology since December 1997.

Iyad Kamal(9)                               Express and Quality Manager since 1995.

Bashar Obeid(10)                            Group Financial Controller since January 1998.

-----------------

(1) Mr. Kingson is also President of New York based SR-71 Corporation and Co-chairman and President of the Pointe Group.

(2) Mr. Roy Liljebeck has been Executive Vice President and Chief Financial Officer of Airborne Freight Corporation since 1985, having held various positions with Airborne since 1967.

(3) Mr. Ayed Al-Jeaid is Chief Executive Officer of Makshaff Services, Ltd., a holding company for various aviation and media interests in Saudi Arabia and worldwide.

(4) Mr. Malhas joined the Company in 1986 as Freight Forwarding Sales Manager the Company's Amman, Jordan office. During 1987, he was Country Manager for Jordan. From 1987 to 1993, he served as Vice President-Operations and Planning. From 1993 to 1996, he served as Vice President and Chief Operating Officer-Express Division.

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

ITEM 11. COMPENSATION OF DIRECTORS, OFFICERS AND KEY EMPLOYEES

         Directors of the Company currently do not receive any additional remuneration for serving on the Board of Directors. The aggregate amount of compensation paid or accrued by the Company and its subsidiaries to all officers and key employees of the Company who held office at any time during the fiscal year ended December 31, 1998 (13 persons), was $619,200. None of such persons is entitled to any pension, retirement or similar benefits of the Company.

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

         On January 13, 1997, stock options to purchase an aggregate of 100,000 shares of Common Stock at an option price of $7.00 per share were granted to 139 persons, including the Company's executive officers (other than Messrs. Kingson and Ghandour), employees and consultants. These options will vest over a five-year period on the basis of one-quarter each year following the first year anniversary of the grant of such option. (Of these options, options to purchase 28,750 shares of Common Stock were granted to executive officers of the Company, excluding Messrs. Kingson and Ghandour.)

No options were granted in 1998.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         As part of the Reorganization that resulted in the Company becoming the successor to Aramex Hong Kong, on December 13, 1996 the Company subscribed for 100 Ordinary Shares of Aramex Hong Kong and each share of Aramex Hong Kong outstanding prior to such subscription was converted by a special resolution of the shareholders of Aramex Hong Kong into non-voting deferred shares (the "Deferred Shares"). The Deferred Shares do not carry voting rights (other than with respect to resolutions affecting their class rights) and are effectively subordinated to the Ordinary Shares (all of which are held by the Company) in respect of all dividends, distributions and liquidation rights until such time as the holders of Ordinary Shares have received $100 billion. Messrs. Kingson and Ghandour, Ms. Ghandour and Airborne Freight Corporation ("Airborne"), in their capacity as shareholders of Aramex Hong Kong, retain a nominal interest in Aramex Hong Kong through their ownership of the Deferred Shares. Aramex Hong Kong acts as an intermediate holding company of the Company's subsidiaries.

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

         The Company leases the premises currently occupied by the Company's London operations from Mr. Ali Ghandour, the father of Fadi Ghandour, at an annual rental of $83,000. The lease renews annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties.

         The Company leases the premises currently occupied by the Company's corporate offices in Amman, Jordan, from ARAM, an investment company controlled by the Ghandour family at a 1998 annual rental of $106,000. The lease renews annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties.

         Ms. Asmahan Abboud, the sister of Fadi Ghandour, is a 50% shareholder in two of the Company's Lebanese subsidiaries. In addition, Ms. Abboud and her husband own 25% of the outstanding capital stock of the Company's Lebanese MED subsidiary. Ms. Abboud's interest in the capital and retained earnings of the Company's Lebanese subsidiaries was $169,866 for 1998 and $170,364 for 1997. Ms. Abboud and her husband's aggregate salary from these operations was $96,512 for 1998 and $96,512 for 1997. Ms. Abboud and her husband received withdrawals from these operations of $67,091 in 1998 and $90,400 in 1997.

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

                                     PART II

ITEM 14: DESCRIPTION OF SECURITIES TO BE REGISTERED.

Not Applicable.

                                    PART III

ITEM 15: DEFAULTS UPON SENIOR SECURITIES.

Not Applicable.

ITEM 16: CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES.

Not Applicable.

                                     PART IV

ITEM 17: FINANCIAL STATEMENTS.

The Company has elected to furnish the financial statements specified by
Item 18.

ITEM 18. FINANCIAL STATEMENTS


         a) Financial statements which appear herein at the page indicated:

                  Report of Independent Public Accountants................ F-1

                  Consolidated Balance Sheets at December 31, 1998
                  and 1997.................................................F-2

                  Consolidated Statement of Income For the Years Ended
                  December 31, 1998, 1997 and 1996.........................F-3

                  Statement of Changes in Shareholders' Equity For the
                  Years Ended December 31, 1998, 1997 and 1996.............F-4

                  Consolidated Statement of Cash Flows for the Years
                  Ended December 31, 1998, 1997 and 1996...................F-5

                  Notes to the Consolidated Financial Statements...........F-6

                  Other Auditor's Reports on certain Consolidated Financial Statements (separate financial statements not included herein but are incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1998, (Commission File Number 000-29018).

ITEM 19.       FINANCIAL STATEMENTS AND EXHIBITS

                  The financial statements listed in Item 18 are incorporated by reference to this Item.

         EXHIBIT NUMBER   DESCRIPTION
-------------------------------------------------------------------------------

         b)
         3.1   Memorandum of Association of Aramex International Limited**
         3.2   Bye-laws of Aramex International Limited**
         4.1   Specimen of Common Stock Certificate**
         4.2 Form of Underwriter's Warrant Agreement including form of Redeemable Warrant Certificate for the Company's initial public offering.**
        10.1   Stock Option Plan**
        10.2   Form of Agreement granting a license to use the "Aramex" name**
        10.3   Form of Management Agreement**
        10.4 Form of Agreement with each of the Company's Middle East (MED) Mail Order Catalog Companies**
        10.5 Employment Agreement dated as of January 13, 1997 between Aramex International Limited and William Kingson**
        10.6 Employment Agreement dated as of January 13, 1997 between Aramex International Limited and Fadi Ghandour**
        10.7 Form of Indemnification Agreement, between Aramex International Limited and members of the Board of Directors**
        10.8 Stock Purchase Agreement dated as of October 22, 1996 between Aramex International Limited and Airborne Freight Corporation**
        10.9 Shareholders Agreement dated October 22, 1996 between William Kingson, Fadi Ghandour, Rula Ghandour and Airborne Freight Corporation**
       10.10   Amendment No. 1 to Shareholders Agreement dated as of
               December 11, 1996 between William Kingson, Fadi Ghandour,
               Rula Ghandour and Airborne Freight Corporation as amended by Agreement dated as of December 12, 1996**
       10.11 Nominee Shareholder Agreement dated January 1, 1995 by and between Raghida Ali Ghandour and Aramex International Limited**
       10.12 Nominee Shareholder Agreement dated January 1, 1995 by and between Raghida Ali Ghandour and Aramex International Limited**
       10.13 Amendment No. 1 to each of the Nominee Shareholder Agreements dated as of December 23, 1996.**
       21.1    List of subsidiaries of Aramex International Limited
               27.1 Financial Data Schedule for the year ending
               December 31, 1998.

         ** Previously filed in the Company's Registration Statement on Form F-1 (Registration Statement No.333-15639) and incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

                                         ARAMEX INTERNATIONAL LIMITED


Dated: June 30, 1999                     By:  /s/ William S. Kingson
                                              ----------------------------------
                                              William S. Kingson
                                              Chairman of the Board of Directors

                          ARAMEX INTERNATIONAL LIMITED


       CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997

                                  TOGETHER WITH

                                AUDITORS' REPORT

                          Index To Financial Statements



                                                                           Page
                                                                           ----

Report of Independent Public Accountants                                    F-1


Consolidated Balance Sheets at December 31, 1998 and 1997                   F-2


Consolidated Statements of Income For the Years Ended
   December 31, 1998, 1997 and 1996                                         F-3


Statement of Changes in Shareholders' Equity For the
   Years Ended December 31, 1998, 1997 and 1996                             F-4


Consolidated Statements of Cash Flows For the Years Ended
   December 31, 1998, 1997 and 1996                                         F-5


Notes to Consolidated Financial Statements                                  F-6

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Shareholders and Board of Directors of
ARAMEX International Limited


We have audited the accompanying consolidated balance sheets of ARAMEX International Limited (a Bermuda Corporation as defined in Note 1 to consolidated financial statements) and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements as of December 31, 1996 of certain subsidiaries operating in United Kingdom, United States and France, which reflect revenue of 28 percent of the consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of ARAMEX International Limited and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with International Accounting Standards.

The accounting practices of the Company used in preparing the accompanying financial statements vary in one significant respect from accounting principles generally accepted in the United States. A description of the significant difference and the approximate effect on consolidated net income are set forth in Note 22 to the accompanying financial statements.



Manama - Bahrain                                Arthur Andersen
February 14, 1999                               Certified Public Accountants

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1997
                         (IN THOUSANDS OF U.S. DOLLARS)

ASSETS                                                     Notes                  1998              1997
------                                                     -----                  ----              ----

Current Assets

     Cash on hand and at banks                                  3                10,252             6,627
     Receivables, net                                           4                19,338            15,592
     Deferred income taxes                                     14                    60                54
     Other current assets                                       5                 3,457             2,438
                                                                                 ------            ------

              Total current assets                                               33,107            24,711

Property, plant and equipment, net                              6                 6,055             5,012
Goodwill, net                                                                     1,166                 -
Other assets                                                                        992               981
                                                                                 ------            ------

              Total Assets                                                       41,320            30,704
                                                                                 ======            ======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current Liabilities

     Due to banks                                               8                   404               587
     Current portion of long term debt                          9                   458               352
     Trade payables                                                               7,065             6,305
     Other current liabilities                                  7                 4,072             3,871
                                                                                 ------            ------

              Total current liabilities                                          11,999            11,115
                                                                                 ------            ------

Long term debt                                                  9                   294               456
Deferred income taxes                                          14                    61                52
Other liabilities                                               2                 1,591             1,337
                                                                                 ------            ------
                                                                                  1,946             1,845
                                                                                 ------            ------

Minority interests in subsidiaries                                                1,400               985
                                                                                 ------            ------

Shareholders' Equity

     Share capital                                           1,10                    49                44
     Additional paid in capital                              1,10                12,684             7,263
     Accumulated other comprehensive loss                                           (70)               (5)
     Retained earnings                                                           13,312             9,457
                                                                                 ------            ------

              Total shareholders' equity                                         25,975            16,759
                                                                                 ------            ------

              Total Liabilities and shareholders' equity                         41,320            30,704
                                                                                 ======            ======





   The accompanying notes are an integral part of these consolidated financial statements

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
       (IN THOUSANDS OF U.S. DOLLARS EXCEPT FOR SHARES AND PER SHARE DATA)


                                                              Notes          1998             1997           1996
                                                              -----          ----             ----           ----

Revenues                                                          11        83,611           66,330           52,275

Shipping costs                                                    12       (44,795)         (35,471)         (28,080)
                                                                           -------          --------         -------

         Gross profit                                                       38,816           30,859           24,195

Operating expenses                                                         (12,616)         (10,682)          (9,796)

Selling, general and administrative expenses                               (22,462)         (17,278)         (12,003)
                                                                           -------           -------         -------

         Operating income                                                    3,738            2,899            2,396
                                                                           -------          -------          -------

Other income (expenses) -

     Interest income                                                           571              365               -
     Interest expenses                                                        (130)             (65)            (102)
     (Loss) gain on sale of assets                                              (5)             (44)              14
     Exchange loss                                                             (40)             (37)             (13)
     Other income                                                               14              142               71
                                                                           -------          -------          -------

                                                                               410              361              (30)
                                                                           -------          -------          -------

         Income before income taxes                                          4,148            3,260            2,366

Provision for income taxes                                        14          (292)            (170)            (157)
Minority interests                                                              (1)              31             (162)
                                                                           -------          -------          -------

         Net income                                                          3,855            3,121            2,047
                                                                           =======          =======          =======

Basic earnings per share                                          15          0.81             0.71             0.64
                                                                              ====             ====             ====

Diluted earnings per share                                        15          0.79             0.69             0.64
                                                                              ====             ====             ====

Weighted average number of shares outstanding - basic                    4,746,066        4,396,811        3,184,939
                                                                         =========        =========        =========

Weighted average number of shares outstanding - diluted                  4,867,945        4,523,047        3,184,939
                                                                         =========        =========        =========

   The accompanying notes are an integral part of these consolidated financial statements

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (IN THOUSANDS OF U.S. DOLLARS, EXCEPT FOR SHARE DATA)




                                                      Accumulated         Retained Earnings
                     Share    Capital    Additional      Other        ------------------------                        Total
                     -----    -------     Paid in    Comprehensive    Legal     Unappropriated     Comprehensive   Shareholders'
                     Shares    Amount     Capital    (Loss) Income    Reserve      Earnings            Income         Equity
                     ------    ------     -------    -------------    -------      --------            ------         ------

Balance at
January 1, 1996     3,125,000     31          228        (144)             50        4,239                             4,404
Issuance of
 shares               304,688      3        1,997           -               -            -                             2,000
Comprehensive
Income:
- Net income                -      -            -           -              25        2,022               2,047             -
- Translation
    adjustment              -      -            -         202               -            -                 202             -
                                                                                                       -------
Comprehensive
Income                      -      -            -           -               -            -               2,249         2,249
                     --------     --        -----        ----              --        -----             =======         =====
Balance at
December 31, 1996   3,429,688     34        2,225          58              75        6,261                   -         8,653

Issuance
 of shares          1,000,000     10        5,038           -               -            -                   -         5,048
Comprehensive
Income:
- Net income                -      -            -           -               -        3,121               3,121             -
- Translation
   adjustment               -      -            -         (63)              -            -                 (63)            -
                                                                                                         -----
Comprehensive
Income                      -      -            -           -               -            -               3,058         3,058
                    ---------     --        -----        ----              --        -----               =====         =====

Balance at
December 31, 1997   4,429,688     44        7,263          (5)             75        9,382                  -         16,759
Issuance
 of shares            502,215      5        5,695           -               -            -                             5,700
Repurchase
of shares             (31,000)     -         (274)          -               -            -                              (274)
Comprehensive
Income:
- Net income                -      -            -           -              20        3,835               3,855             -
- Translation
   adjustment               -      -            -         (65)              -            -                 (65)            -
                                                                                                         -----
Comprehensive
Income                      -      -            -           -               -            -               3,790         3,790
                     --------     --        -----          --              --       ------               =====         =====

Balance at
December 31, 1998   4,900,903     49       12,684         (70)             95       13,217                            25,975
                    =========     ==       ======          ==           =====       ======                            ======




   The accompanying notes are an integral part of these consolidated financial statements

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                         (IN THOUSANDS OF U.S. DOLLARS)

CASH FLOWS FROM OPERATING ACTIVITIES                              1998             1997            1996
------------------------------------                              ----             ----            ----


Income before income taxes                                        4,148            3,260           2,366
Adjustments to reconcile income before tax
 to net cash from operating activities -
     Depreciation                                                 2,009            1,319             868
     Amortization                                                    41                -               -
     Loss (gain) on sale of assets                                    5               44             (14)
                                                                 ------           ------          ------
                                                                  6,203            4,623           3,220

Increase in receivables                                          (3,412)          (3,898)         (2,625)
Increase in other current assets                                 (1,019)            (470)         (1,144)
Increase in payables                                                760            1,066             578
Increase in other liabilities                                       254              422             173
Increase in other current liabilities                                78              553             477
Other                                                               (31)              34             (10)
                                                                 ------           ------          ------
       Cash generated from operations                             2,833            2,330             669
Income taxes paid                                                  (169)            (217)           (198)
                                                                 ------           ------          ------
       Net cash from operating activities                         2,664            2,113             471
                                                                 ------           ------          ------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                        (3,592)          (3,841)         (1,029)
Proceeds from sale of assets                                        508              234              48
Acquisitions (Note 16)                                           (1,541)               -               -
Increase in other assets                                            (11)            (454)           (159)
                                                                 ------           ------          ------
       Net cash used in investing activities                     (4,636)          (4,061)         (1,140)
                                                                 ------           ------          ------

CASH FLOWS FROM FINANCING ACTIVITIES
Due to banks, net                                                  (183)            (128)            (62)
Proceeds from long term debt                                         44              678             238
Repayment of long term debt                                        (100)            (112)           (141)
Issuance of shares                                                5,700            5,048           2,000
Repurchase of shares                                               (274)               -               -
Proceeds from issue of common stock
 to minority interests                                              526              894             214
Payments to minority interests                                     (113)            (134)           (197)
Due to shareholders, net                                              -                -            (396)
                                                                 ------           ------          ------
       Net cash from financing activities                         5,600            6,246           1,656
                                                                 ------           ------          ------
Effect of exchange rate changes on cash                              (3)              (6)              7
                                                                 ------           ------          ------

Net increase in cash on hand and at banks                         3,625            4,292             994

Cash on hand and at banks, beginning of year                      6,627            2,335           1,341
                                                                 ------           ------          ------

Cash on hand and at banks, end of year                           10,252            6,627           2,335
                                                                 ======           ======          ======



   The accompanying notes are an integral part of these consolidated financial statements

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1998 AND 1997 AND 1996
      (IN THOUSANDS OF U.S. DOLLARS, EXCEPT FOR SHARES AND PER SHARE DATA)



(1)      BUSINESS AND ORGANIZATION
----------------------------------
ARAMEX International Limited, ("ARAMEX" or the "Company") was incorporated under the laws of Bermuda on October 31, 1996 to be the successor to ARAMEX International, Limited, a Hong Kong company which was incorporated in February 1986 ("ARAMEX Hong Kong").

On December 13,1996, ARAMEX subscribed for 100 shares of ARAMEX Hong Kong (the "Ordinary Shares") and each share of ARAMEX Hong Kong outstanding prior to such subscription was converted by a special resolution of the Shareholders of ARAMEX Hong Kong into non-voting deferred shares (the "Deferred Shares") (collectively, the "Reorganization"). The Deferred Shares do not carry voting rights (other than in respect of resolutions affecting their class rights) and are effectively subordinated to the Ordinary Shares (all of which are held by ARAMEX) in respect of all dividends, distributions and liquidation rights until such time as the holders of Ordinary Shares have received $ 100 billion. Accordingly, no value has been assigned to the Deferred Shares. Pursuant to the Reorganization, ARAMEX became the parent holding company of ARAMEX Hong Kong. The existing shareholders of ARAMEX Hong Kong will retain a nominal interest in ARAMEX Hong Kong through their ownership of the Deferred Shares. ARAMEX Hong Kong transferred its properties, assets and other claims, rights and interests which were directly or indirectly, owned, licensed or used by it to ARAMEX.

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



   The accompanying notes are an integral part of these consolidated financial statements

(2)      SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------
a)       Basis of presentation
         ---------------------
         The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). For purposes of these financial statements, there are no significant differences between the Company's accounting principles utilized and the accounting principles generally accepted in the United States except as set forth in Note 22 to the consolidated financial statements.

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

         Following is a listing of the subsidiaries, comprising the consolidated financial statements together with the respective percentage and investment amounts owned by ARAMEX International Limited:

         SUBSIDIARIES                          INVESTMENT                          OWNERSHIP
         ------------                        --------------             --------------------------------
                                              1998       1997           1998         1997           1996
                                              ----       ----           ----         ----           ----
                                                                          %            %              %
                                                                        ----         ----           ----

         Amman                              1,546        474            100           100            100
         Damascus                               6          6             60            60             60
         Beirut *                               0          0             50            50             50
         Beirut CGO *                           1          1             50            50             50
         Cairo                                732          8            100            49             49
         Dubai                                245        245            100           100            100
         Abu Dhabi                             75         75            100           100            100
         Doha                                  20         20            100           100            100
         Bahrain                                3          3            100           100            100
         Jeddah *                             747         80             50            50             50
         Nicosia                               72          -            100           100            100
         Paris                                445         36            100           100            100
         London                               804        804            100           100            100
         Washington, D.C.                      15         15            100           100            100
         New York                           1,000      1,000            100           100            100
         Montreal *                             7          7           19.5          19.5           19.5
         Kuwait                               127        127            100           100            100
         Athens                               200        200            100           100            100
         Jerusalem                            337        337            100           100            100
         Palestine                            141        100            100           100              -
         Ramallah                              54         54             51            51              -
         MED                                  308        218             80            80             80
         Turkey                               242          -             50             -              -
         Bangladesh                            50          -             50             -              -
         Sri-Lanka                            250          -             50             -              -
         India                                100          -             50             -              -
         Hong Kong                             57          -            100             -              -

*        Controlled through shareholder agreements.


   The accompanying notes are an integral part of these consolidated financial statements

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

d)       Concentration of risk in geographic area
         ----------------------------------------
         The Company derived approximately 75%, 75% and 71%, respectively, of 1998, 1997 and 1996 revenues from operations in the Middle East. The risk of doing business in this region could adversely affect the Company, as the region has been subject to many destabilizing political and economic factors over the years.

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

g)       Property, plant and equipment
         -----------------------------
         Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using primarily the straight-line method.

         The estimated useful lives of these assets are:

         Furniture and fixtures                           7 years
         Office equipment                                 7 years
         Computers                                        5 years
         Vehicles                                         5 years

         Assets held under capital leases are depreciated over the shorter of the lease terms or the useful lives of the assets.



   The accompanying notes are an integral part of these consolidated financial statements

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

i)       Employee termination indemnities
         --------------------------------
         Certain of the Company's subsidiaries are required, by the labor law of each related country, to provide indemnity payments upon termination of relationship with their employees. The benefit accrues to employees on a pro-rata basis during their employment period and is based on each employee's current salary. Other liabilities in the accompanying Consolidated Financial Statements reflects the maximum amounts of the indemnities as of the balance sheet dates of $1,586, and $1,212, respectively, at December 31, 1998 and 1997.

j)       Goodwill
         --------
         Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight line basis over 10 years. Periodically, the Company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. It is management's opinion that no material impairment exists at December 31, 1998.


(3)      CASH ON HAND AND AT BANKS
----------------------------------
Cash on hand and at banks as of December 31, 1998 includes compensating balances of $100 maintained by the Company to support the Company's lines of credit.


(4)      RECEIVABLES
--------------------
This item consists of the following:

                                                                 1998                 1997
                                                                 ----                 ----

Trade receivables                                              20,154                  15,902
Employee advances                                                 636                     556
                                                               ------                  ------

                                                               20,790                  16,458
Less: Allowance for doubtful accounts                          (1,452)                   (866)
                                                               ------                   -----

                                                               19,338                  15,592
                                                               ======                  ======


   The accompanying notes are an integral part of these consolidated financial statements

All employee advances bear no interest and are due within one year.

Geographic concentrations of accounts receivables as of December 31, 1998 and 1997 are the following:

                                                                       1998               1997
                                                                       ----               ----
                                                                         %                  %
                                                                       ----               ----

Middle East                                                            76.6               77.4
Europe                                                                 13.8               17.5
North America                                                           4.5                5.1
Asia                                                                    5.1                -

Management believes that all receivables, net of related allowances, will be collected in due course.

Movements in the allowance for doubtful accounts are as follows:

                                                       1998              1997             1996
                                                       ----              ----             ----

Balance - Beginning of the year                        866               739               960
Provision                                              655               433               125
Write-offs                                             (69)             (306)             (346)
                                                     -----               ---               ---

Balance - End of the year                            1,452               866               739
                                                     =====               ===               ===


(5)      Other Current Assets
-----------------------------
This item consists of the following:
                                                      1998              1997
                                                      ----              ----

Prepaid expenses                                     1,084               793
Refundable deposits                                    610               398
Advances                                               431               314
Tax withholdings                                       373               242
Supplies and stationary                                562               448
Accrued interest receivable                            219               157
Other                                                  178                86
                                                     -----             -----

                                                     3,457             2,438
                                                     =====             =====






   The accompanying notes are an integral part of these consolidated financial statements

(6)      PROPERTY, PLANT AND EQUIPMENT
--------------------------------------
This item consists of the following:
Costs:

                           At the Beginning                                      Exchange      At the End
                             of the Year          Purchases      Disposals     Differences     of the Year
                           ----------------      -----------     ---------     -----------     -----------

Land                               249                  -          (249)               -                 -
Furniture and fixtures           2,365              1,141          (130)             (16)            3,360
Office equipment                 1,278                785           (88)              10             1,985
Computers                        2,493                638           (82)              (2)            3,047
Vehicles                         2,471              1,028          (310)              (7)            3,182
                                 -----              -----          ----              ---            ------

                                 8,856              3,592          (859)             (15)           11,574
                                 =====              =====          ====              ===            ======

Accumulated depreciation:

                           At the Beginning      Depreciation                    Exchange      At the End
                             of the Year            Expense      Disposals     Differences     of the Year
                           ----------------      ------------    ---------     -----------     -----------

Furniture and fixtures           1,073                 603           (76)           2             1,602
Office equipment                   590                 344           (51)           7               890
Computers                        1,168                 418           (43)           -             1,543
Vehicles                         1,013                 644          (176)           3             1,484
                                 -----               -----          ----           --             -----

                                 3,844               2,009          (346)          12             5,519
                                 =====               =====          =====          ==             =====

Net book value                   5,012                                                            6,055
                                 =====                                                            =====

The net book value of assets included above which are held under capital leases is $720, as of December 31, 1998.


(7)      OTHER CURRENT LIABILITIES
----------------------------------
This item consists of the following:

                                                              1998          1997
                                                              ----          ----

Accrued expenses                                             2,068         2,149
Deferred revenue                                               543           600
Income taxes payable                                           451           328
Social securities and taxes payable                            380           436
Sales taxes and other                                          442           217
Other                                                          188           141
                                                             -----         -----

                                                             4,072         3,871
                                                             =====         =====


   The accompanying notes are an integral part of these consolidated financial statements

(8)      DUE TO BANKS
---------------------
ARAMEX and its subsidiaries maintain lines of credit with various banks in the aggregate of $208, and $538, respectively, at December 31, 1998 and 1997. At December 31, 1998 and 1997, the Company had $198 and $328 outstanding under these lines of credit. Some of the lines of credit were personally guaranteed by Mr. Fadi Ghandour and secured by a mortgage debenture over the assets of Aramex
(UK) International Courier Limited. The weighted average interest rates on the Company's lines of credit were 8.46% and 12.8% at December 31, 1998 and 1997, respectively. The remaining balances of $206 and $259 in Due to Banks as of December 31, 1998 and 1997, respectively, represent bank overdrafts.


(9)      LONG TERM DEBT
-----------------------
This item consists of the following:

                                                            1998            1997
                                                            ----            ----

Long term loan (a)                                             -             88
Long term notes payable (b)                                   32             44
Capital lease obligations (c)                                720            676
                                                            ----           ----

                                                             752            808
Less: current maturities                                    (458)          (352)
                                                            ----           ----

Long term portion                                            294            456
                                                            ====           ====

(a)      Long term loan

         This represents a bank loan at a fixed interest rate of 9.875%. The loan is denominated in Great Britain pounds and is secured by a mortgage debenture over the assets of Aramex (UK) International Courier Limited.

(b)      Long term notes payable

         This represents various vehicle and equipment's notes payable in monthly installments with original average maturities of two to three years, at interest rates ranging from 6.75% to 16%. Long term notes payable including current maturities are payable in various currencies including the U.S. Dollars.

         The aggregate amounts of annual principal maturities of long-term loan and notes payable are as follows:

                                                             December 31
                                                             -----------

         1999                                                     26
         2000                                                      6
         2001                                                      -


   The accompanying notes are an integral part of these consolidated financial statements

(c)      Capital lease obligations

                                                             1998         1997
                                                             ----         ----
         Capital lease obligations in respect of
          vehicles and telephone equipment                   720           676
         Less: current maturities                           (432)         (258)
                                                            ----          ----

         Long term portion                                   288           418
                                                            ====          ====

         Future minimum annual payments under all noncancellable capital leases are as follows:

                                                                December 31
                                                                -----------

         1999                                                       486
         2000                                                       258
         2001                                                        35
         2002                                                         8
                                                                    ---

         Total minimum lease payments                               787
         Less: interest component                                   (67)
                                                                    ---

         Present value of minimum lease payments                    720
                                                                    ===


(10)     SHARE CAPITAL
----------------------
(a)      Common Stock -

         ARAMEX has an authorized share capital of 15,000,000 shares of common stock with a par value of $0.01 per share. The Company is also authorized to issue 5,000,000 shares of preferred stock with a par value of $0.01 per share, none of which has been issued or is outstanding.

         On September 18, 1998 the Company announced a share repurchase program to acquire up to 200,000 shares of its common stock. According to the program the shares will be purchased in open market or private transactions and the purchased shares will be cancelled. During 1998 the Company purchased 31,000 shares at an aggregate cost of $274.

         On May 6, 1998, the Company completed a secondary public offering of 1,000,000 shares of common stock on the Nasdaq National Market at a price of $13.125 per share, of which 500,000 shares were offered by the Company and 500,000 shares were offered by certain selling shareholders. The net proceeds of the issue received by the Company (after deducting underwriting discounts, commissions and after costs associated with the offering) were $5,700.

   The accompanying notes are an integral part of these consolidated financial statements

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

(b)      Warrants -

         In connection with the initial public offering, the Company has also agreed to sell to the Underwriters, warrants to purchase up to 100,000 shares of its common stock at an exercise price of $8.40 per share. The warrants are not redeemable, and are exercisable during a four-year period commencing January 13, 1998. The warrants provide, subject to certain conditions, for a period of four years commencing on January 13, 1998, one "demand" registration right and will provide, subject to certain conditions, for a period of four years commencing January 13, 1998, certain "piggyback" registration rights.

         During 1998, a total of 10,900 warrants were exercised on a cashless basis resulting in an issue of 2,215 shares of common stock.

(c)      Stock Option Plan -

         The following options have been granted under the Company's Stock Option Plan:

                               Balance at the     Granted           Exercised       Balance at the   Exercise price
                               beginning of the   during the        during the      end of the
                               year               year              year            year
                               ------------------------------------------------------------------------------------

        Mr. F. Ghandour             100,000            -                 -         100,000          $7.00
        Mr. W. Kingson              100,000            -                 -         100,000          $7.70
        Officers & managers         100,000            -                 -         100,000          $7.00
                               ------------------------------------------------------------------------------------

                                    300,000            -                 -         300,000
                               ------------------------------------------------------------------------------------

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

   The accompanying notes are an integral part of these consolidated financial statements

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

                                                        1998             1997
                                                        ----             ----
         Net income:
            As reported                                 3,855            3,121
            Pro forma                                   3,762            2,338
         Basic earnings per share:
            As reported                                 0.81             0.71
            Pro forma                                   0.79             0.53
         Diluted earnings per share
            As reported                                 0.79             0.69
            Pro forma                                   0.77             0.52

         The fair value of granted stock options is estimated on the date of the grant using a variant of the Black-Scholes option pricing model incorporating the following assumptions:

         Expected share price volatility                    34.4%
         Risk free interest rate                             6.4% - 6.8%
         Expected life of options                            5 to 10 years

         The weighted average fair value of stock options granted during 1997 was $3.27 per option share. No options were granted during 1998 and 1996.


   The accompanying notes are an integral part of these consolidated financial statements

(11)     REVENUES
-----------------
This item consists of the following:
                                              1998           1997        1996
                                              ----           ----        ----

International express                         43,629        36,556      30,798
Freight forwarding                            28,804        21,697      15,186
Domestic express                               6,456         3,967       2,880
MED                                            2,153         1,833       1,078
Other *                                        2,569         2,277       2,333
                                              ------        ------      ------

                                              83,611        66,330      52,275
                                              ======        ======      ======

* Amounts represent revenues from other special services which the Company renders, including airline ticketing and travel, remail and visa services. All related costs are reflected in shipping costs.


(12)     SHIPPING COSTS
-----------------------
This item consists of the following:
                                               1998         1997        1996
                                               ----         ----        ----

Linehaul expenses - Express                   9,528        7,392       7,281
Distribution expenses - Express               6,447        6,607       4,879
Inbound costs - Express                       2,614        1,555       1,441
Freight forwarding and related expenses      22,076       16,843      11,904
MED cost of sales                             1,500        1,246         697
Other                                         2,630        1,828       1,878
                                             ------       ------      ------

                                             44,795       35,471      28,080
                                             ======       ======      ======


(13)     COMMITMENTS
--------------------
The Company leases office space and office and transportation equipment under various operating leases, some of which are renewable annually. Rent expense related to these leases amounted to $1,671, $1,159 and $1,072 for the years ended December 31, 1998, 1997 and 1996, respectively. The Company believes that most operating leases should be renewable at comparable rates to the expiring leases.

The approximate minimum annual rental commitments of the Company under the existing lease agreements, are as follows:

                                                      December 31
                                                      -----------

1999                                                     1,222
2000                                                       514
2001                                                       353
2002                                                       257
2003                                                       113


   The accompanying notes are an integral part of these consolidated financial statements

(14)     INCOME TAXES
---------------------
The provision for income taxes on results of operations of foreign subsidiaries is comprised of the following:

                                                  1998        1997        1996
                                                  ----        ----        ----

Current                                           289          169         167
Deferred                                            3            1         (10)
                                                  ---          ---         ---

                                                  292          170         157
                                                  ===          ===         ===

Deferred income taxes are provided in accordance with the liability method under IAS 12, for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The composition of deferred taxes reflected on the balance sheet is as follows:

                                                       Assets    (Liabilities)
                                                        1998          1997
                                                       ------    -------------
Current -
Provision for doubtful accounts                           45             30
Termination indemnities                                    9             19
Donation carryover                                         6              5
                                                        ----           ----

                                                          60             54
                                                        ----           ----
Non-current -
Depreciation                                             (15)             6
Net operating losses carryforward                        602            871
Other                                                     26              7
Valuation allowance                                     (674)          (936)
                                                        ----           ----
                                                         (61)           (52)
                                                        ----           ----

                                                          (1)             2
                                                        ====           ====

At December 31, 1998, the Company and its subsidiaries had net operating losses carryforward of approximately $1,766 which expire between 1999 and 2012.

The Company's consolidated effective tax rate was 7.0%, 5.2% and 6.7% for 1998, 1997 and 1996, respectively. The principal differences between these effective tax rates and the statutory tax rate applicable in the United States of 35% are as follows:

                                                                 1998             1997           1996
                                                                 ----             ----           ----

Computed tax at U.S. rate of 35%                                1,452            1,141            828
Effects of tax exemptions                                        (827)            (633)          (320)
Effect of lower rates in certain countries                       (872)            (650)          (430)
Losses not benefited                                              469              400            107
Other                                                              70              (88)           (28)
                                                                -----            -----            ---

                                                                  292              170            157
                                                                =====            =====            ===


   The accompanying notes are an integral part of these consolidated financial statement

In certain countries the tax returns have not yet been reviewed by the tax authorities. However, the Company is satisfied that adequate provisions have been provided for potential tax contingencies.

As of December 31, 1998, the retained earnings of the Company represent the retained earnings of ARAMEX and its share of the retained earnings of its other subsidiaries. Such earnings are expected to be indefinitely reinvested or if distributed, are expected to be distributed tax-free.


(15)     EARNINGS PER SHARE
---------------------------

            Net income      Weighted average     Effect of      Weighted average      Basic           Diluted
                            No. of  shares -     dilution       No. of shares -       earnings per    earnings per
                            basic                               diluted               share           share
            ---------------------------------------------------------------------------------------------------------

1998        3,855           4,746,066            121,879        4,867,945             0.81            0.79

1997        3,121           4,396,811            126,236        4,523,047             0.71            0.69

1996        2,047           3,184,939            -              3,184,939             0.64            0.64


(16)     ACQUISITIONS
---------------------
During the year acquisitions were made for a total consideration of $1,541. This included increasing the company's ownership in the Cairo and Turkey subsidiaries from 49% and 30% to 100% and 50% respectively in addition to acquiring controlling interests in companies in India, Sri-Lanka, Bangladesh, Turkey and Hong Kong. Goodwill arising from the acquisitions was $1,207 calculated as follows:

Fair value of net assets acquired                                        334
Less:    Consideration                                                 1,541
                                                                       -----
Goodwill arising                                                       1,207
----------------                                                       =====

Following is the movement on the goodwill account:

Balance at January 1, 1998                                                 -
Acquisitions                                                           1,207
Amortization for the year                                                (41)
                                                                       -----

Balance at December 31, 1998                                           1,166
                                                                       =====

Acquisitions made during the year contributed $4,808 to revenue and a net loss of $294. The above acquisitions were accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon the fair value at the date of acquisition.


   The accompanying notes are an integral part of these consolidated financial statements

The following unaudited pro forma information presents the results of operations of the Company as if the acquisitions had taken place on January 1. This information is not necessarily indicative of the results the Company would have obtained had these events actually then occurred of the Company's future results:

                                         Pro Forma Year Ended    Pro Forma Year Ended
                                         December 31, 1998       December 31, 1997
-------------------------------------------------------------------------------------

Revenues                                      87,173                    72,607
Income before income taxes                     3,947                     2,787
Net income                                     3,676                     2,744
Earnings per share - basic                      0.77                      0.63
Earnings per share - diluted                    0.76                      0.61


(17)     LITIGATION
-------------------
In September 1995, an action was brought by a station manager against the Company, claiming $1,000 in damages for certain breaches of contracts and other matters. The Company's legal counsel has filed a motion for summary judgment. On February 3, 1997, the motion for partial summary judgement was granted, and the only remaining claim is the claim for an accounting. The Company's legal counsel filed a motion for partial summary judgement on the claim for an accounting. The motion was denied and the plaintiff was granted an accounting. The only claims remaining are the counterclaims of the Company. No trial date is set on the Company's counterclaims, and the parties are engaged in settlement discussions. Management believes that this action should not have a material adverse effect on the financial position or results of operations or cash flows of the Company.


(18)     RELATED PARTY TRANSACTIONS
-----------------------------------
On October 21, 1996, ARAMEX Hong Kong, sold 195 shares of common stock (304,688 shares after the reorganization effected on December 13,1996 as discussed in
Note 1), to Airborne Freight Corporation ("Airborne") for an aggregate consideration of $2,000 ("the Airborne stock purchase"). In connection with such purchase, the stockholders of ARAMEX Hong Kong entered into a Shareholders Agreement (the Shareholders Agreement), as amended on December 11, 1996 which provides, among other things, that in the event the Company transfer (as defined in the Shareholders Agreement) any shares of common stock to certain listed competitors of Airborne or any other company primarily engaged in the transportation of air freight or air express shipments, Airborne has the right to sell all of its shares of common stock to the Company on the same terms and conditions as the sale to such other company. In the event that Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour transfer any shares of common stock to certain listed competitors to Airborne or any other company primarily engaged in the transportation of air freight or air express shipments, it shall be a condition of such transfer that Airborne shall be offered the right to sell to such competitor all of its shares of common stock on the same terms and conditions as the sale by Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour. In addition, under the terms of the Airborne stock purchase, Airborne was granted certain "piggyback" registration rights relating to its shares of common stock and is entitled to appoint one director to the Company's Board of Directors for as long as Airborne continues to own at least half of the shares it acquired in the Airborne stock purchase.


   The accompanying notes are an integral part of these consolidated financial statements

The Company leases the premises currently occupied by the Company's London operations from Mr. Ali Ghandour, the father of Mr. Fadi Ghandour (CEO), at an annual rental of $83 (GBP 50). The lease is open-ended and is renewed annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties. During 1996, the Company leased the premises currently occupied by the Company's corporate offices in Amman, Jordan, from ARAM, an investment company controlled by the CEO's family at an annual rental of $106 (JD 75). The lease is open-ended and is renewed annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties.

During 1998 the Company sold at cost for $249 (JD 177) which approximates market value the land that was owned by the Company's corporate offices in Amman, Jordan to ARAM, an investment company controlled by the CEO's family.

The Company and Airborne are founding members of the Overseas Express Courier Network (OEC). The OEC is a global alliance among certain leading independent express companies that functions as a worldwide delivery network for its members. Airborne handles and delivers the Company's express and freight shipments that are sent mainly to North America and the Far East. The Company and Airborne maintain normal business relations whereby they share profits on handling of freight shipments and they bill each other for charges incurred on handling and delivery of express shipments. Revenue from inbound shipments amounted to less than 5% of total revenues.


(19)     INFORMATION ABOUT BUSINESS SEGMENTS
--------------------------------------------
The company operates predominantly in a single industry as a courier and cargo freight forwarder. The following is a summary of financial data by business segment consistent with the way senior management organizes operations within the Company for decision making purposes and performance assessment.

----------------------------------------------------------------------------------------------------------
                    International     Freight          Domestic
                    Express           Forwarding       Express          Other             Consolidated
----------------------------------------------------------------------------------------------------------
1998
  Revenue/(1)
----------------------------------------------------------------------------------------------------------
External sales      43,629            28,804           6,456            4,722             83,611
----------------------------------------------------------------------------------------------------------
Inter-segment       21,095                 -               -              674                  -
sales
----------------------------------------------------------------------------------------------------------
Segment sales       64,724            28,804           6,456            5,396             83,611
----------------------------------------------------------------------------------------------------------
Gross profit        24,878             6,728           5,104            2,106             38,816
----------------------------------------------------------------------------------------------------------
1997
  Revenue/(1)
----------------------------------------------------------------------------------------------------------
External sales      36,556            21,697           3,967            4,110             66,330
----------------------------------------------------------------------------------------------------------
Inter-segment       18,382                 -               -              441                  -
sales
----------------------------------------------------------------------------------------------------------
Segment sales       54,938            21,697           3,967            4,551             66,330
----------------------------------------------------------------------------------------------------------
Gross profit        21,002             4,854           3,254            1,749             30,859
----------------------------------------------------------------------------------------------------------
1996
  Revenue/(1)
----------------------------------------------------------------------------------------------------------
External sales      30,798            15,186           2,880            3,411             52,275
----------------------------------------------------------------------------------------------------------
Inter-segment       15,424                 -               -              315                  -
sales
----------------------------------------------------------------------------------------------------------
Segment sales       46,222            15,186           2,880            3,726             52,275
----------------------------------------------------------------------------------------------------------
Gross profit        17,196             3,283           2,422            1,294             24,195
----------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these consolidated financial statements

(1) Revenues between stations that are wholly owned subsidiaries are priced at cost. Transactions with other affiliated stations are priced at cost plus 10%. All intercompany transactions have been eliminated in consolidation

International express revenues are derived from the Company's international express package delivery system. Freight forwarding revenues are derived from the Company's freight forwarding services, including air and ocean freight forwarding consolidation, warehousing and customs clearance services. Domestic express revenues are derived from the Company's intra-country express delivery services. Other revenues are derived from MED, the Company's direct marketing and mail order catalog service, airline ticketing, remail, travel and other corporate services.

The Company does not segregate assets and liabilities by business segment and accordingly such information is not available. The following table shows the Company's consolidated revenues, assets and liabilities by geographical area:

                                          1998         1997             1996
                                          ----         ----             ----
Revenue

Middle East                              62,371       50,005           37,209
Europe                                   11,153       10,584            9,556
North America                             5,561        5,741            5,510
Asia                                      4,526            -                -
                                         ------       ------           ------

                                         83,611       66,330           52,275
                                         ======       ======           ======

                                                        1998             1997
                                                        ----             ----
Assets -
Middle East                                           34,307           26,020
Europe                                                 3,761            3,485
North America                                          1,308            1,199
Asia                                                   1,944                -
                                                      ------           ------

                                                      41,320           30,704
                                                      ======           ======

Liabilities -
Middle East                                           10,190            9,427
Europe                                                 2,141            2,842
North America                                            856              691
Asia                                                     758                -
                                                      ------           ------

                                                      13,945           12,960
                                                      ======           ======


(20)     RESTRICTIONS ON UNAPPROPRIATED EARNINGS
------------------------------------------------
The legal reserve of the Company represents earnings restricted from payment of dividends in accordance with the local laws of the domiciles of certain subsidiaries. The law dictates that a fixed percentage, which is 10% of the net income of the applicable subsidiaries, must be annually appropriated.


   The accompanying notes are an integral part of these consolidated financial statements

(21)     SUPPLEMENTAL FINANCIAL STATEMENT DISCLOSURES
-----------------------------------------------------
Disclosures about fair values of financial instruments:

         The carrying amounts of cash, current receivables, trade payables, due to banks and long term debt approximate their fair market values.


(22) SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
--------------------------------------------------------------------------------
o The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). For purposes of these financial statements there is only one significant difference between the Company's accounting principles utilized and United States Generally Accepted Accounting Principles (US GAAP).

     Following is a description of this difference:

         During 1998 Mr. William Kingson (Chairman) and Mr. Fadi Ghandour (CEO) transferred 65,000 shares of common stock of the Company as a gift to certain employees. Under US GAAP where a company's principal stockholder transfers a portion of his shares to one or more of its employees, then the Company is required to account for such transfer as a compensation expense with an offsetting contribution to capital at the fair value of the shares transferred.

         Under IAS, there is no requirement to record such transfers as compensation expense, and accordingly the company did not record the transfer of shares as an expense.

         Following is a reconciliation of net income to US GAAP:

                                                                                                1998
                                                                                                ----

         Net income according to the financial statements
                  IAS                                                                          3,855
         US GAPP adjustment
                  Decrease due to compensation expense                                          (854)
                                                                                               -----

         Net income under US GAAP                                                              3,001
                                                                                               =====

         Earnings per share

         Basic earnings per share per accompanying financial statements                         0.81
                                                                                                ====

         Basic earnings per share under US GAAP                                                 0.63
                                                                                                ====

         Diluted earnings per share per accompanying financial statements                       0.79
                                                                                                ====

         Diluted earnings per share under US GAAP                                               0.62
                                                                                                ====


   The accompanying notes are an integral part of these consolidated financial statements

o Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income". This standard increased financial reporting disclosures and had no impact on the Company's financial position or results of operations. Certain reclassifications have been made to the December 31, 1997 and 1996 Consolidated Financial Statements to conform with the financial reporting requirements of SFAS No. 130 (see Consolidated Statement of Changes and Shareholders' Equity).


   The accompanying notes are an integral part of these consolidated financial statements

                                            Exhibit Index




Exhibit Number                                   Description
--------------                                   -----------

21.1                                  List of subsidiaries of
                                      Aramex International Limited
27.1                                  Financial Data Schedule for the
                                      year ending December 31, 1999