Form 20-F
period 1999-12-31
ARAMEX INTERNATIONAL LTD
filed 2000-06-28
CIK 1026459

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
      __    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

       X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      ---                     EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 1999.

                                       OR

      __    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                             SECURITIES EXCHANGE ACT OF 1934
      For the transition period from     to         .

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

                       P.O. Box 3371, Amman, 11181, Jordan
                                (Mailing Address)

                          2 BADR SHAKER ALSAYYAB STREET
                            UM UTHAYNA, AMMAN, JORDAN
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                                          Name of each exchange
Title of each class                                       on which registered
-------------------                                       -------------------
COMMON STOCK, U.S. $0.01 PAR VALUE                        NASDAQ

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                     None .
                                   ----------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                       COMMON STOCK, U.S. $0.01 PAR VALUE
                       ----------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of December 31, 1999: Common Stock, U.S. $0.01 par value 4,873,155 Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

      Yes  X     No ___
          ---

Indicate by check mark which financial statement item the registrant has elected to follow.

      Item 17 __   Item 18  X
                           ---

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                     PART I

          Section                                                      Page #
          -------                                                      ------
ITEM 1.   DESCRIPTION OF BUSINESS.........................................  1
          THE COMPANY.....................................................  1
          PRODUCTS AND SERVICES...........................................  3
          CUSTOMERS.......................................................  5
          SEASONALITY.....................................................  5
          COMPETITION.....................................................  5
          EMPLOYEES.......................................................  6
          GOVERNMENT REGULATION...........................................  6
ITEM 2.   DESCRIPTION OF PROPERTY.........................................  6
ITEM 3.   LEGAL PROCEEDINGS...............................................  6
ITEM 4.   CONTROL OF REGISTRANT...........................................  7
ITEM 5.   NATURE OF TRADING MARKET........................................  7
ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS
          AFFECTING SECURITY HOLDERS......................................  8
ITEM 7.   TAXATION........................................................  8
ITEM 8.   SELECTED FINANCIAL DATA.........................................  9
ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS................... 10
          OVERVIEW........................................................ 10
          RECENT EVENTS................................................... 12
          RESULTS OF OPERATIONS........................................... 12
          GEOGRAPHIC BREAKDOWN OF REVENUES................................ 15
          UNAUDITED SELECTED QUARTERLY RESULTS OF OPERATIONS.............. 16
          LIQUIDITY AND CAPITAL RESOURCES................................. 18
          EFFECTIVE CORPORATE TAX RATES................................... 19
          IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS................... 19
          FACTORS THAT COULD AFFECT OPERATING RESULTS..................... 19
ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...... 22
ITEM 10.  DIRECTORS, OFFICERS AND KEY EMPLOYEES OF REGISTRANT............. 23
ITEM 11.  COMPENSATION OF DIRECTORS, OFFICERS AND KEY EMPLOYEES........... 24
ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
          SUBSIDIARIES.................................................... 24
ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.................. 25
                                     PART II
ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED...................... 27
                                    PART III
ITEM 15.  DEFAULTS UPON SENIOR SECURITIES................................. 27
ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES........................................... 27
                                     PART IV
ITEM 17.  FINANCIAL STATEMENTS............................................ 27
ITEM 18.  FINANCIAL STATEMENTS............................................ 27
ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS............................... 27
          SIGNATURES...................................................... 29
INDEX TO FINANCIAL STATEMENTS.............................................F-1

    In addition to historical information, this Annual Report on Form 20-F contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such difference include but are not limited to, those discussed in "Item 1: Description of Business" and "Item 9:
Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that the Company files from time to time with the Securities and Exchange Commission.

ITEM 1. DESCRIPTION OF BUSINESS

    THE COMPANY

    Aramex International Limited ("Aramex" or the "Company") is a leading provider of express package delivery, freight forwarding, logistics and other transportation services primarily to, from and within the Middle East and the Indian Sub-Continent. Since its founding in 1982, the Company has expanded its station/office network to include 120 locations in 33 countries with approximately 2,042 employees as of April 1, 2000. The Company also holds a majority interest in a direct marketing and mail order business, Middle East Direct Marketing ("MED"). From 1996 through 1999, the Company's total revenues increased from $52.3 million to $95.1 million and net income grew from $2.1 million to $4.2 million, respectively.

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

    Historically, the majority of the Company's business has been derived from its express package delivery operations. These express operations, combined with its station network, has provided the Company with a solid foundation for the development of additional revenue sources. Each Aramex station is divided into teams specialized in cross marketing multiple services to industry-specific segments in their local market. Since each team targets one or more industry segments in its local market, it can develop and offer customized solutions for their clients where appropriate. The Company is a founding member of the Overseas Express Carriers Network (the "OEC"), recently re-named as AirBorne Alliance, along with Airborne Freight Corporation ("Airborne"), the parent of Airborne Express, the third largest domestic air express delivery carrier in the United States and a 6.2% shareholder in the Company. Airborne Alliance is a global alliance among certain leading independent express companies that functions as a worldwide delivery network for its members. For tracking and tracing of its express shipments worldwide, the Company utilizes the FOCUS tracking system which is owned and operated by Airborne. The Company also intends to continue to make investments in technology systems to provide a strong platform for enhanced service and future growth.

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

Grow Through Strategic Alliances and Acquisitions - The Company has established strategic relationships with a variety of industry participants through its participation in Airborne Alliance and through its agency, sponsorship and joint venture partners. The Company plans to continue to pursue strategic alliances and may acquire complimentary businesses in order to expand the distribution of its services, maximize penetration in new and existing geographic markets, expand the range of commercial services based upon its technology and infrastructure and increase name recognition.

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

                  Aramex Stations and Service Providers/Agents

Country                 Principal Station      Other Significant Offices
-------                 -----------------      -------------------------

Bahrain                 Manama
Bangladesh              Dhaka
Bulgaria                Sofia
Canada                  Montreal
Cyprus                  Nicosia                Larnaca, Limassol
Egypt                   Cairo Main Office      Cairo Down Town, 10th of Ramadan,
                                               Alexandria, Heliopolis
Ethiopia                Addis Ababa
France                  Paris
Greece                  Athens                 Thessaloniki
Hong Kong               Hong Kong
India(1)                Bombay                 Bangalore, Calcutta, Delhi,
                                               Hyderbad, Madras
Israel                  Jerusalem
Jordan                  Amman                  Aqaba, Irbid, Sahab
Kuwait                  Kuwait
Lebanon                 Beirut                 Ain Mreisseh, Jounieh
Morocco                 Casablanca
Oman                    Muscat
Pakistan                Karachi                Islamabad, Lahore
Palestinian
National Authority      Nabulus                Ramallah, Gaza, East Jerusalem

Qatar                   Doha
Saudi Arabia            Jeddah                 Riyadh, Dhahran
Sri Lanka               Colombo
Switzerland             Geneva
Syria                   Damascus               Latakia, Homs, Aleppo, Hama,
                                               Tartous
Turkey                  Istanbul               Ankara, Izmir
United Arab Emirates    Dubai
                        Abu Dhabi              Fujeirah, Al Ain, Jebel Ali
United Kingdom          London
United States           New York,
                        Washington D.C.
Yemen                   Sana'a                 Aden
---------------
(1)  Excludes 23 other stations.

    PRODUCTS AND SERVICES

    International Express Delivery Service. Express shipments consist of small packages, typically ranging in weight up to 110 pounds with time-sensitive delivery requirements. The Company offers its express delivery services on an international basis to both retail and wholesale express accounts and offers its customers the ability to track their shipments on the world wide web through the Company's web site (www.aramex.com). At December 31, 1999, the Company had approximately 26,000 retail express accounts and 650 wholesale express accounts.

    In order to satisfy the customer's need for rapid tracing of express shipments, the Company provides, through the FOCUS system, an instantaneous worldwide on-line system linking all the Company's offices. Express customers pay a premium for the level of service provided for deliveries, especially on international shipments.

    The Company believes that the express business will experience its most significant growth through its retail customers as a result of the Company's aggressive marketing of this business in an effort to generate additional revenue and improved margins. Retail express customers include trading companies, pharmaceutical companies, banks, service and information companies and manufacturing and regional distribution companies, and are not concentrated in any one industry. Revenues from retail accounts were $30.8 million (or 32.4% of total revenues), $26.9 million (or 32.2% of total revenues) and 20.6 million (or 31.1% of total revenues) for 1999, 1998 and 1997, respectively.

Wholesale customers consist primarily of express delivery companies (such as Airborne Express and Emery), which originate express packages that have a Middle Eastern destination and require Aramex's network in the region to deliver their shipments. The end-user remains a customer of Aramex's wholesale client. Based upon its knowledge of the Middle East market, management believes that the Company is the leading independent wholesaler to the Middle East. Revenues from wholesale accounts were $13.0 million (or 13.7% of total revenues), $14.8 million (or 17.7% of total revenues) and $15 million (or 22.6% of total revenues) for 1999, 1998 and 1997, respectively. The wholesale accounts of the new joint ventures in the Indian Sub-continent and Turkey became retail accounts since the start of these joint ventures.

    The Company is a founding member of the OEC, recently re-named as Airborne Alliance, which is a global alliance among certain leading or independent express companies that functions as a worldwide delivery network for its members. Airborne Alliance sets rates for deliveries by members in each of the member markets and establishes standards for service and performance. Airborne Alliance members, who each have valuable knowledge of their respective markets, conduct joint marketing efforts and participate in committees that meet periodically to address the operations of the network as a whole. Airborne Alliance in aggregate employs more than 30,000 people in 230 countries.

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

    Aramex launched its freight forwarding business in 1987 at selected stations and in 1993 at every Aramex station. Revenues from the Company's freight forwarding operations were $34.5 million (or 36.3% of total revenues), $28.8 million (or 34.5% of total revenues) and $21.7 million (or 32.7% of total revenues) for 1999, 1998 and 1997, respectively. Whereas express shipments in the Aramex network virtually always pass through one of its four international hubs (Dubai, London, New York, Amman), cargo shipments are routed direct from sender to destination by way of the commercial carrier routing that is best suited to the size, weight and time sensitivity of the shipment.

    The Company continues to expand its ground transportation network for small parcels and fast-moving consumer goods in the region, servicing what the Company perceives to be a highly underdeveloped market. Demand for this mode of transportation is continuously increasing to include different kinds of shipments from moving small parcels to shipments of computers, heavy machinery and personal effects. In response to this need, the Company has launched a trucking route linking Dubai in the UAE, on the one hand, and Muscat in Oman, Riyadh in Saudi Arabia (with an extension to Dhahran and Jeddah), and Amman in Jordan (with an extension to Palestinian Territories) on the other hand. In May 1999, the Company started trucking services on trial basis from Dubai to Kuwait and Qatar. The Company expects these new routes to become regularly- scheduled shuttles by late 2000. The Company plans to add additional trucking routes linking together major cities in the Middle East, upon demand. The Company does not own the trucks used in connection with its freight forwarding transportation services, but rather wet-leases them on an as-needed basis. In developing a parcel shuttle service linking the main cities in the Middle East, Aramex expects to lower the cost of linehauling by reducing air freight movement and thereby offering customers the option of deferred service at lower prices. This service is an extension of Aramex's logistics management service. Management believes the addition of such complementary businesses should help strengthen the core business of Aramex.

    Domestic Express Delivery Services. The Company has developed an extensive network for the delivery of small parcels and has the capability to pick-up and deliver shipments from city to city in every country in which it operates, thereby satisfying customers' local distribution and information needs. Customers for these services typically include local distributors, pharmaceutical companies, banks and a TV home shopping network. Domestic express revenues accounted for $9.3 million (or 9.8% of total revenues), $6.5 million (or 7.7% of total revenues) and $4.0 million (or 6.0% of total revenues) for 1999, 1998 and 1997, respectively.

    Shop the World Direct Catalog Centers (MED). In January 1996, the Company formally introduced MED, a direct marketing and mail order catalog service, at certain stations in the Middle East. MED assists customers in selecting, ordering and delivering a broad variety of merchandise from the catalogs of retail and mail order companies based principally in the United States and Europe. Customers may place orders directly at MED locations or over the telephone by calling the Company's customer service representatives. The Company takes delivery of all orders at airport locations in New York City, London (UK) and Paris (France) and then delivers the product to the customer. The Company offers a limited guarantee on each purchase.

    The Company developed MED in response to Middle Eastern client requests to receive goods marketed through foreign catalogs. MED generates shipments of parcels throughout the Company's network in the Middle East, provides the Company with a platform by which it can cross-market its services and increase name recognition to an expanded customer base, and provides the Company with an additional source of revenue. The Company receives a commission on each MED product sale and generates shipping revenue on the delivery of the product to the customer. Revenue generated from such sales by MED accounted for $2.6 million (or 2.8% of total revenues), $2.2 million (or 2.6% of total revenue) and $1.8 million or (2.8% of total revenue) for 1999, 1998 and 1997, respectively.

    The Company operates catalog shopping centers in Jordan, Kuwait, Egypt, Lebanon, Qatar, Bahrain, United Arab Emirates, Palestinian Authority, and Saudi Arabia.

    At December 31, 1999, MED had exclusive rights in several countries in the Middle East to sell and distribute products offered by several American and European major catalogs, including J.C. Penney, Littlewoods (UK), Kays (UK), Spiegel, Newport News and Personal Creations. The Company plans to enter into more relationships with catalog companies by the end of 2000.

    CUSTOMERS

    Aramex has a diverse customer base, totaling over 30,650 accounts during 1999, which spans a broad geographic area mainly in the Middle East, Europe and North America and includes companies in a wide range of industries. Its customers, both retail and wholesale, are also diverse in terms of their service needs. The Company's customers are not concentrated in any one particular industry but typical customers include trading companies, pharmaceutical companies, banks, service and information companies, manufacturing and regional distribution companies and express companies. The broad range of services which the Company offers has developed in response to the growing diversity of its customers. Aramex customers make increasing use of the high value-added services provided by Aramex, from reliable express services to cost effective door-to-door air freight forwarding to customized special services.

    Aramex has both retail and wholesale customers. Retail customers, i.e., those who are serviced and billed directly by Aramex, include both express and freight forwarding accounts. Wholesale customers consist primarily of express accounts. The Company is dependent upon its relationships with Airborne Express, which is a wholesale customer of the Company and whose parent is a shareholder of the Company. None of the Company's retail customers accounted for more than 5% of express revenues, and none of its freight customers accounted for more than 5% of freight revenues for the years ended 1998 and 1999, respectively.

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

    COMPETITION

    The express and freight forwarding industry is highly competitive. The principal competitive factors within the express and freight forwarding industry include price, frequency and capacity of scheduled service, extent of geographic coverage and reliability. Many of the Company's competitors have well established reputations and possess substantially greater financial, marketing, personnel and other resources than the Company. The Company's principal express competitors are DHL Worldwide Express, Federal Express Corporation and TNT Express, Inc. The Company's principal freight forwarding competitors are Air Express International Corporation, Expeditors International of Washington, Inc. and MSAS Cargo International Ltd. In addition, the Company competes against other express and freight forwarding companies, such as United Parcel Service of America, Inc., which are establishing or broadening their presence in the Middle Eastern express and freight forwarding markets. The Company competes primarily by seeking to offer customers a wide range of distinct delivery and transportation services, competitive pricing, a high level of service and on-time delivery. The Company believes its competitive position is enhanced by
(i) its strategy of becoming a "One Stop" solution provider for its clients transportation needs; (ii) its knowledge of the Middle East based upon its 18 year presence in the region; (iii) its decentralized operation and team approach which allows local management to maximize its resources and customize operations to the needs of local customers; (iv) its strong management team; and (v) its emphasis on operating cost controls.

    EMPLOYEES

    As of April 1, 2000, the Company had 2,042 employees with 507 in administration, 1,128 in operations and 407 in service and sales. The Company also uses temporary employees as necessary. The Company's future success will depend, in part, on its ability to attract, retain and motivate qualified personnel. The Company believes that relations with its employees are good. None of the Company's employees are covered by labor contracts or other collective bargaining agreements. However, certain of the Company's subsidiaries are required by the labor law of each related country to provide indemnity payment upon termination of relationships with their employees. The benefit accrues to employees on a pro rata basis during their employment period and is based on each employee's current salary.

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

ITEM 2. DESCRIPTION OF PROPERTY

    The Company's principal executive offices are located in Amman, Jordan. Such offices are leased by the Company under a one year lease, renewable annually, commencing January 1996, for approximately 11,406 square feet of office space. Annual rent payments under the lease for each of 1999 and 2000 were approximately $106,000. The Company leases this space from ARAM, an investment Company controlled by the Ghandour family.

    The Company also leases 49 other facilities aggregating approximately 239,485 square feet of office space in 21 countries. The terms of such leases range from one to six years with the last lease to expire in December 2004. The aggregate annual rental under such leases was approximately $2.0 million for 1999.

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

ITEM 3. LEGAL PROCEEDINGS

In September 1995, an action was brought by Muyyad Mudallal, a station manager, and Aramex International Courier of California, Inc. against certain officers of the Company and Aramex International Courier, Ltd. in the United States District Court for the Central District of California. The plaintiffs claimed $1 million in damages for breach of contract and other matters. The Company's legal counsel filed a motion for summary judgment in November 1996. On February 3, 1997, the motion for partial summary judgment was granted, and the only remaining claim was an accounting claim. The parties executed a final settlement on July 7, 1999 and the case was dismissed with prejudice on August 23, 1999.

    In addition, the Company may be involved in various legal proceedings arising in the ordinary course of its business. In the opinion of management, the outcome of such proceedings will not have a material adverse effect on the Company's financial position, statement of operations or cash flows.

ITEM 4. CONTROL OF REGISTRANT

    The Company is not controlled or owned by another corporation or foreign government. The following table sets forth information as of June 1, 2000 with respect: (i) to each person known to the Company to own more than 10% of the Company's Common Stock, and (ii) the total amount of voting stock of the Company beneficially owned by officers and directors as a group.

   Identity of Person                          Number of Shares of Common        Percentage of Shares of
        Or Group                                   Beneficially Owned           Stock Beneficially Owned
        --------                                   ------------------           ------------------------

William S. Kingson(1)                                  1,331,600                          26.8%
Fadi Ghandour(2)                                       1,325,055                          26.6%
Rula Ghandour(3)                                       1,325,055                          26.6%
All directors, officers and key employees
as a group (14 persons)(1), (2)                        2,738,043                          53.7%

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

(3) Includes (a) 100,000 shares of Common stock issuable upon exercise of non-qualified options held by Mr. Ghandour having an exercise price of 7.00, which expire 50% in January 2007 and 50% in July 2007 and (b) 606,305 shares of Common Stock held of record by Ms. Ghandour's spouse, Mr. Fadi Ghandour.

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

    As of June 1, 2000, of the 4,876,047 shares of the Company's Common Stock outstanding, 2,113,955 shares are freely tradable without further restriction or further registration under the Securities Act of 1933 (the "Securities Act"), unless purchased by affiliates of the Company as that term is defined under the Securities Act. The remaining 2,762,092 shares of Common Stock outstanding are "restricted securities," as that term is defined by Rule 144 of the Securities Act and may only be sold in the public market if the shares are registered under the Securities Act or if the shares qualify for an exemption from registration under Rule 144.

    The following table sets forth, for the period beginning January 13, 1997 (the date that the Company's Common Stock first traded) and ending June 1, 2000, the high and low closing prices as traded on the Nasdaq National Market System.

Year Ending December 31, 1997

                                 High    Low
                                 ----    ---

  First Quarter                 $ 9.44    $ 7.88
  Second Quarter                $ 9.75    $ 8.88
  Third Quarter                 $17.13    $ 9.25
  Fourth Quarter                $15.88    $13.50

Year Ending December 31, 1998
  First Quarter                 $14.88    $12.25
  Second Quarter                $14.13    $10.38
  Third Quarter                 $10.75    $ 5.87
  Fourth Quarter                $11.50    $ 7.50

Year Ending December 31, 1999
  First Quarter                 $11.44    $ 9.50
  Second Quarter                $ 9.88    $ 8.00
  Third Quarter                 $11.19    $ 8.25
  Fourth Quarter                $ 9.50    $ 7.50

Year Ending December 31, 2000
  First Quarter                 $15.00    $ 8.38
  Second Quarter                $12.25    $ 9.50
    (through June 1, 2000)

    As of June 1, 2000, there were 105 record holders of the Company's Common Stock.

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

    The following selected consolidated financial data as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 have been derived from the Company's audited Consolidated Financial Statements included elsewhere herein. The selected consolidated financial data as of December 31, 1995 and 1996 and for the years ended December 31, 1995 and 1996 have been derived from audited historical consolidated financial statements of the Company covering those periods. The information should be read in conjunction with the Consolidated Financial Statements and Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Report.

    The Company's Consolidated Financial Statements have been prepared in accordance with international accounting standards, which, for purposes of the Company's financial statements, are substantially consistent with U.S. GAAP except as set forth in note 23 to the consolidated financial statements included elsewhere herein.

       (In Thousands of U.S. Dollars Except for Shares and Per Share Data)
                            (Year Ended December 31)

                                                1995             1996             1997              1998              1999
------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
Revenues:
International Express                      $     25,491     $     30,798      $     36,556     $     43,629     $     46,160
Freight Forwarding                               14,306           15,186            21,697           28,804           34,525
Domestic Express(1)                               2,007            2,880             3,967            6,456            9,332
MED                                                  --            1,078             1,833            2,153            2,619
Other (2)                                         1,798            2,333             2,277            2,569            2,492

Total revenues                                   43,602           52,275            66,330           83,611           95,128

Shipping costs                                   23,045           28,080            35,471           44,795           50,352

Gross profit                                     20,557           24,195            30,859           38,816           44,776
Operating expenses                                7,986            9,796            10,682           12,616           13,177
Selling, general and
    administrative expenses                      10,664           12,003            17,278           22,462           26,868

Operating income                                  1,907            2,396             2,899            3,738            4,731
Interest income                                      --               --               365              571              491
Interest expense                                    (61)            (102)              (65)            (130)             (90)
Gain (loss) on sale of fixed
    assets                                           (1)              14               (44)              (5)             (24)
Exchange gain (loss)                                 31              (13)              (37)             (40)             (80)
Other income (loss)                                  69               71               142               14               15
Income before income taxes                        1,945            2,366             3,260            4,148            5,043
Provision for income taxes                         (266)            (157)             (170)            (292)            (377)
Minority interests                                 (157)            (162)               31               (1)            (457)
Net income                                       $1,522           $2,047            $3,121            3,855            4,209

Earnings per common share
       Basic                                      $0.49            $0.64             $0.71            $0.81            $0.86
       Diluted                                    $0.49            $0.64             $0.69            $0.79            $0.85
Weighted average common shares
    outstanding
       Basic                                  3,125,000        3,184,939         4,396,811        4,746,066        4,876,732
       Diluted                                3,125,000        3,184,939         4,523,047        4,867,945        4,961,453
Cash Dividends Per Share Declared                    --               --                --               --               --
                                           ------------     ------------      ------------     ------------     ------------

BALANCE SHEET DATA:
Working capital                            $      2,867     $      6,650      $     13,596     $     21,108     $     23,523
Total assets                                     14,344           19,372            30,704           41,320           46,498
Total liabilities                                 9,649           10,463            12,960           13,945           15,326
Total Shareholders equity                  $      4,404     $      8,653      $     16,759     $     25,975     $     29,416
                                           ------------     ------------      ------------     ------------     ------------

US GAAP

Operative income                                  1,907            2,396             2,899            2,884            4,731
Net income                                 $      1,522     $      2,047      $      3,121     $      3,001     $      4,209
Earnings per common share
       Basic                               $       0.49     $       0.64      $       0.71     $       0.63     $       0.86
       Diluted                             $       0.49     $       0.64      $       0.69     $       0.62     $       0.85

----------------
(1) Domestic express revenues are derived from the intracountry delivery of packages, primarily by ground transportation.

(2)  Other revenue derived from the Company's remail and special services.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview.

    Aramex is a leading provider of express package delivery, freight forwarding, logistics and other transportation services primarily to, from and within the Middle East and the Indian Sub-Continent. Since its founding in 1982, the Company has expanded its station/office network to include 120 locations in 33 countries. From 1997 through 1999, the Company's total revenues increased from $66.3 million to $95.1 million and net income increased from $3.1 million to $4.2 million, respectively. The Company provides its services from its main hubs in Dubai (UAE), London, New York and Amman (Jordan). The Company also holds a majority interest in a direct marketing and mail order business, Middle East Direct Marketing ("MED").

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

    As a non-asset based provider of transportation services, the Company's "cost of services" consists of purchased transportation on the most cost-effective and reliable mode of transportation available. Therefore, shipping costs include linehaul expenses, distribution expenses, inbound costs and freight forwarding and related expenses, the latter constituting the largest component of direct costs. The Company's operating expenses are primarily the expenses of the Company's stations and include salaries and fringe benefits, communication, vehicle expenses, operating material, printing and stationery, maintenance expenses, governmental fees and uniform expenses. Selling, general and administrative expenses include executive salaries, corporate overhead at the GSO and selling and marketing expenses for the Company as a whole.

    In accordance with its growth strategy, the Company has strengthened its presence in the Indian Sub-Continent region by converting local agency agreements to Company-controlled joint ventures in India, Sri Lanka and Bangladesh as of April 1, July 1 and June 1, 1998, respectively. By doing so, the Company has consolidated the results of the 29 existing Aramex locations in India into its operations since April 1998. The Company increased its marketing efforts in this region and introduced the Company's customer team concept to these locations during 1998.

    Being ideally positioned to take full advantage of the opportunities that the market in Turkey offers, the Company started a Company-controlled joint venture in Turkey that has been included in the Company's consolidation since November 1998. The Company has also started its planned strategic expansion program across North Africa by launching new operations in Morocco in December 1999.

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

    Historically, the majority of the Company's business has been derived from its express package delivery operations. These express operations, combined with its station network, have provided the Company with a solid foundation for the development of additional revenue sources. The Company has made significant investments over the past few years in training its personnel to sell and market its freight forwarding services at most of its stations. This has resulted in an increase in freight forwarding revenues of 32.7% from $21.7 million in 1997 to $28.8 million in 1998 and an increase of 20% from $28.8 million in 1998 to $34.5 million in 1999. The Company's strategy is to continue to identify additional revenue sources to add to its menu of products and services and diversify its revenue base.

    As an example of this strategy, the Company continues to expand its ground transportation network for small parcels and fast moving consumer goods in the region. As part of the Company's overall strategy to increase its logistics services, the Company plans to continue developing an intra-Gulf region ground transportation network to address the growing electronics and computer needs of the region. Consistent with the Company's plan to expand its logistics and related transportation services, the Company plans to continue to expand its warehousing facilities in Amman and Dubai as well as focus on increasing market and client penetration with its existing clients by offering additional transportation and logistics services. The Company has also established a new logistics facility at Queen Alia International Airport Free Zone in Amman.

     The Company took an equity position in Commerce One Middle East (CIME), one of the first business-to-business portals in the region, in a step towards the development of its e-commerce services and business throughout the Middle East market. The Company expects to provide comprehensive e-commerce solutions to buyers and sellers on Commerce One Middle East (CIME) market sites; the solutions include logistics/e-logistics services, express courier, freight forwarding and distribution and delivery services.

     Although the Company formally inaugurated MED in 1996, the Company had limited financial and human resources to develop MED during its first year and it was not until 1997, following the Company's initial public offering, that the Company commenced expending marketing and other resources to develop the MED business. The Company believes that while the expenditures made in 1997 to develop this business negatively impacted the Company's margins and profitability for 1997, the appropriate infrastructure has been put in place to develop MED into a viable, complementary business to the Company's other businesses while creating an additional source of revenue for the Company's express business. The Company opened three additional MED locations in Saudi Arabia in 1998 and launched its targeted customer marketing plan during 1999 in order to secure a more solid customer base for MED in the Saudi Market.

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

    As an offshore Company incorporated in Bermuda, profits from operations of foreign subsidiaries are not subject to Bermudan taxes. Additionally, for certain of its operations in the Middle East, the Company is exempt from income taxes. As a result, the Company's consolidated effective tax rate for 1999 was 7.5%. As long as the Company continues to generate a similar portion of its operating profits from tax-free jurisdictions similar to many countries in the Middle East, the Company believes its effective tax rate will remain in the range of historical levels.

    The Company's business is seasonal in nature. Historically, the Company experiences a decrease in demand for its services during the first and third quarters, the post-winter (and local Middle East) holiday and summer vacation seasons. The Company traditionally experiences its highest volume in the fourth quarter due to the holiday season. The seasonality of the Company's sales may cause a variation in its quarterly operating results and a significant decrease in second or fourth quarter revenue may have an adverse effect on the results of operations for that fiscal year. However, local Middle East holidays vary on a year-to-year basis and, as a result, the Company's seasonality may shift over time.

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

    Under IAS, there is no requirement to record such transfers as compensation expense, and accordingly the Company did not record the transfer of shares as an expense. There is no difference between shareholders equity under IAS and US GAAP as a result of this matter.

Recent Events.

    In May 2000, the Company invested $1.25 million in one of the first business-to-business portals in the region to become an equity partner and a board of directors' member in the venture. The Company expects to provide comprehensive e-commerce solutions to buyers and sellers on Commerce One Middle East (CIME) market sites, such as logistics/e-logistics services, express courier, freight forwarding and distribution and delivery services.

Results Of Operations.

    The following table sets forth for the periods indicated the percentages of total revenues represented by certain items reflected in the Company's consolidated statements of income:

                                                                                               Years Ended December 31,
                                                                                               ------------------------
                                                                                           1997           1998           1999
                                                                                           ----           ----           ----
                                                                                            %              %               %
Revenues:
     International express.......................................................          55.1           52.2           48.5
     Freight forwarding..........................................................          32.7           34.4           36.3
     Domestic express............................................................           6.0            7.7            9.8
     MED.........................................................................           2.8            2.6            2.8
     Other.......................................................................           3.4            3.1            2.6
           Total Revenues........................................................           100            100            100

Shipping costs...................................................................          53.5           53.6           52.9
Gross profit.....................................................................          46.5           46.4           47.1
Operating expenses...............................................................          16.1           15.1           13.9
Selling, general and administrative expenses.....................................          26.0           26.9           28.2

Operating income.................................................................           4.4            4.5            5.0
Income before income taxes.......................................................           4.9            5.0            5.3
Provision for income taxes.......................................................           0.3            0.3            0.3
Minority interests...............................................................          (0.1)            (-)          (0.5)
Net income.......................................................................           4.7            4.6            4.4



Comparison Of Year Ended December 31, 1999 To Year Ended December 3l, 1998.

     Revenues.

     Consolidated revenues of the Company increased by $11.5 million, or 14%, to $95.1 million for the year ended December 31, 1999 ("1999") from $83.6 million for the year ended December 31, 1998 ("1998").

     International express revenues increased by $2.6 million, or 6%, to $46.2 million for 1999 from $43.6 million for 1998. The increase was primarily a result of the continued contribution of joint venture operations launched during 1998 in India, Sri Lanka, Bangladesh, and Turkey in addition to continued growth in business in Saudi Arabia and the United Arab Emirates.

     Freight forwarding revenues increased by $5.7 million, or 20%, to $34.5 million for 1999, from $28.8 million for 1998. This increase was primarily as a result of increased growth in the Company's freight business in most of its core markets in the Middle East.

     Domestic express revenues increased by $2.8 million, or 45%, to $9.3 million for 1999 from $6.5 million for 1998, primarily as a result of the Company's operation in India and the continued market share growth in the Company's activities in the United Arab Emirates and Saudi Arabia.

     Revenues from the Company's direct marketing and mail order business, Middle East Direct ("MED"), increased by $0.4 million, or 22%, to $2.6 million for 1999 from $2.2 million for 1998. This increase was primarily as a result of growth in business in Egypt and Saudi Arabia.

     Other revenues decreased by $77,000 in 1999.

     Shipping Costs. Shipping costs increased by $5.6 million, or 12%, to $50.4 million for 1999 from $44.8 million for 1998.

     Gross Profit. Gross profit increased by $6 million, or 15%, to $44.8 million in 1999 from $38.8 million in 1998.

     Operating Expenses. Operating expenses increased by $0.6 million, or 4%, to $13.2 million in 1999 from $12.6 million for 1998. As a percentage of total revenues, however, operating expenses decreased to 14% for 1999 revenues from 15% for 1998 revenues.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $4.4 million, or 20%, to $26.9 million in 1999 from $22.5 million for 1998. Selling expenses decreased to approximately 6% of total 1999 revenues from approximately 7% of total 1998 revenues while general and administrative expenses increased to 22% of total 1999 revenues. The increase in General and Administrative expenses is primarily due to increased depreciation expense resulting from the continued investments in purchases of property, plant and equipment, the increased amortization of goodwill and the contribution of joint ventures launched in 1998.

     Operating Income. As a result of the above factors, operating income increased by $1.0 million, or 26.6%, to $4.7 million in 1999 from $3.7 million in 1998.

     Other Income. Other income decreased to $0.3 million in 1999 from $0.4 million in 1998.

     Net Income. Net income increased by $0.3 million, or 9%, to $4.2 million for 1999 from $3.9 million for 1998.

     Earnings Per Common Share. Basic earnings per share increased 6% to $0.86 per share for 1999 from $0.81 per share for 1998 and diluted earnings increased to $0.85 per share.

Comparison Of Year Ended December 31, 1998 To Year Ended December 3l, 1997.

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

    Domestic express revenues increased by $2.5 million, or 62.8%, to $6.5 million for 1998 from $4.0 million for 1997, primarily as a result of the Company's new joint venture in India and the continued market share growth, in the Company's activities in the United Arab Emirates, and Saudi Arabia.

    MED revenues increased by $0.3 million, or 17.4%, to $2.2 million for 1998 from $1.8 million for 1997, primarily as a result of growth in MED's core markets especially in Egypt, and newly opened operations in Saudi Arabia.

    Other revenues increased by $0.3 million, or 12.8%, to $2.6 million for 1998.

    Shipping Costs. Shipping Costs increased by $9.3 million, or 26.3%, to $44.8 million for 1998 from $35.5 million for 1997.

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

    Selling, General and Administrative Expenses .Selling, and administrative expenses increased by $5.2 million, or 30% to $22.5 million for 1998 from $17.3 million for 1997.

    Operating Income. As a result of the above factors, operating income increased by $0.8 million, or 28.9%, to $3.7 million in 1998 from $2.9 million in 1997.

    Other Income. Other income remained at $0.4 million for 1998.

    Net Income. Net income increased by $0.7 million, or 23.5% to $3.9 million for 1998 from $3.1 million for 1997.

Geographic Breakdown of Revenues.

    The Company sells its services primarily to customers in the Middle East, Europe and North America. Revenues are generally recognized at the source, i.e., by the station which invoices the ultimate customer. The table below shows the breakdown of revenues (dollars in millions) by geographic region for 1999, 1998 and 1997.

                                         International               Freight            Domestic Express,
                                            Express                Forwarding                 MED &                       Total
1999                                         (49%)                    (36%)                Other (15%)               Company (100%)
                                             -----                    -----                -----------               --------------
REGION                                  $         %             $           %              $          %            $             %
------

Middle East....................        51.2         75         27.0          78          14.0          87          92.2           78
Europe.........................         8.5         12          3.0           9           0.3           2          11.8           10
North America..................         3.1          5          2.5           7           0.2           1           5.8            5
Asia...........................         5.4          8          2.0           6           1.6          10           9.1            7
Eliminations(1)................       (22.0)         -            -           -          (1.7)          -         (23.7)           -
                                     ------    -------      -------     -------       -------     -------        ------       ------

Total 1999 Revenues.                  $46.2       100%        $34.5        100%         $14.4        100%         $95.1         100%
                                      =====       ====        =====        ====         =====        ====         =====         ====


                                         International               Freight            Domestic Express,
                                            Express                Forwarding                 MED &                       Total
1998                                         (53%)                    (34%)                Other (13%)               Company (100%)
                                             -----                    -----                -----------               --------------
REGION                                  $         %             $           %              $          %            $             %
------

Middle East....................        48.8         75         22.9          80           9.7          88          81.5           78
Europe.........................         9.5         15          3.1          10           0.3           1          12.7           12
North America..................         3.2          5          2.3           8           0.3           3           5.8            6
Asia...........................         3.4          5          0.5           2           0.8           8           4.8            4
Eliminations(1)................       (21.2)         -            -           -             -           -         (21.2)           -
                                     ------    -------      -------     -------       -------     -------        ------       ------

Total 1998 Revenues............       $43.7       100%        $28.8        100%         $11.1        100%         $83.6         100%
                                      =====       ====        =====        ====         =====        ====         =====         ====

                                         International               Freight            Domestic Express,
                                            Express                Forwarding                 MED &                       Total
1997                                         (55%)                    (33%)                Other (12%)               Company (100%)
                                             -----                    -----                -----------               --------------
REGION                                  $         %             $           %              $          %            $             %
------

Middle East....................        42.3         77         16.5          76           8.0          94          66.8           79
Europe.........................         9.5         17          2.7          12           0.1           1          12.3           14
North America..................         3.1          6          2.5          12           0.4           5           6.0            7
Eliminations(1)................       (18.3)         -            -           -          (0.5)          -         (18.8)           -
                                     ------    -------      -------           -         -----     -------        ------       ------

Total 1997 Revenues............       $36.6       100%        $21.7        100%          $8.0        100%         $66.3         100%
                                      =====       ====        =====        ====          ====        ====         =====         ====

---------------
1. Revenues between stations that are wholly-owned subsidiaries are priced at cost. Transactions with other affiliated stations are priced at cost plus 10%. All intercompany transactions have been eliminated in consolidation.

Unaudited Selected Quarterly Results of Operations.

    The following tables set forth certain unaudited quarterly operating information for each of the eight quarters ending with the quarter ended December 31, 1999, both in U.S. dollars and as a percentage of total revenues. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this Report and management believes that it includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented when read in conjunction with the Company's Financial Statements and related Notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter. The Company's quarterly operating results have varied significantly in the past and may vary significantly in the future.

                                                                             Quarter Ended
                                    ------------------------------------------------------------------------------------------------
                                                                                 1998
                                                                                 ----
                                            Mar. 31                  June 30                Sept. 30                     Dec. 31
                                            -------                  -------                --------                     -------
Statement of Income Data:
                                        $         %             $           %              $          %            $             %
                                        -         -             -           -              -          -            -             -

Revenues
International
      express..................       9,901       53.8       10,473        52.5        10,246        52.3        13,009         50.7
    Freight forwarding.........       6,358       34.5        6,938        34.9         6,903        35.3         8,606         33.6
    Domestic express...........       1,144        6.2        1,337         6.7         1,491         7.6         2,484          9.7
    MED........................         468        2.5          494         2.4           347         1.9           842          3.3
    Other......................         552        3.0          697         3.5           618         3.1           702          2.7

Total revenues.................      18,423        100       19,939         100        19,605         100        25,643          100

Shipping costs.................      10,026       54.4       10,784        54.1        10,260        52.3        13,725         53.5
       Gross profit............       8,397       45.6        9,155        45.9         9,345        47.6        11,918         46.5



                                                                             Quarter Ended
                                    ------------------------------------------------------------------------------------------------
                                                                                 1999
                                                                                 ----
                                            Mar. 31                  June 30                Sept. 30                     Dec. 31
                                            -------                  -------                --------                     -------
Statement of Income Data:
                                        $         %             $           %              $          %            $             %
                                        -         -             -           -              -          -            -             -

Revenues
International
      express..................      10,867       51.1       11,820        49.8        10,947        47.9        12,527         45.9
    Freight forwarding.........       7,219       33.9        8,509        35.8         8,596        37.6        10,201         37.4
    Domestic express...........       1,975        9.3        2,294         9.7         2,424        10.6         2,638          9.7
    MED........................         513        2.4          603         2.5           389         1.7         1,113          4.1
    Other......................         693        3.3          510         2.1           488         2.1           800          2.9

Total revenues.................      21,267        100       23,736         100        22,844         100        27,279          100

Shipping costs.................      11,284       53.1       12,294        51.8        12,097        53.0        14,676         53.8
       Gross profit............       9,983       46.9       11,442        48.2        10,747        47.0        12,603         46.2

Liquidity and Capital Resources.

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

    The Company's working capital was $23.5 million at December 31, 1999, as compared to $21.1 million at December 31, 1998.

    The Company's cash balances were $8.9 million at December 31,1999 as compared to $10.3 million at December 31, 1998, and $6.6 million at December 31, 1997. Net cash from operating activities was $3.9 million at December 31, 1999 as compared to $2.7 million at December 31, 1998, and $2.1 million at December 31, 1997. The increase in net cash from operating activities in 1999 compared to 1998 was primarily due to the increase in earnings before depreciation expense.

    Net cash used in investing activities was $4.7 million at December 31, 1999 as compared to $4.6 million at December 31, 1998, and $4.1 million at December 31, 1997. Purchases of property, plant and equipment amounted to $3.2 million during 1999 year primarily due to the Company's continued investment in technology and expansion in Saudi Arabia.

    Net cash from financing activities was $0.464 million at December 31, 1999 as compared to $5.6 million at December 31, 1998, and $6.2 million at December 31, 1997. Net cash used in financing activities in 1999 was primarily the result of the Company's repurchase of 30,000 of its shares. On September 18,1998 the Company announced a share repurchase program to acquire up to 200,000 shares of it's common stock. According to the program, shares will be purchased in open market or private transactions and the purchased shares will be cancelled. During 1998, the Company purchased 31,000 shares at an aggregate cost of $0.274 million and an additional 30,000 shares were purchased during 1999 at an aggregate cost of $0.337 million.

    The Company leases office space and office and transportation equipment under various operating leases, some of which are renewable annually. Rent expense related to these leases amounted to $2.0 million, $1.7 million and $1.2 million for 1999, 1998, and 1997, respectively.

    The Company has from time to time experienced a need for cash to fund its receivables and sourced such needs with bank overdrafts and/or available credit under its lines of credit. The Company maintains several lines of credit with various banks aggregating $0.4 million, $0.2 million and $0.5 million at December 31, 1999, 1998, and 1997, respectively. The Company had $0.4 million, $0.2 million and $0.3 million outstanding under these lines of credit at December 31, 1999, 1998, and 1997, respectively. The remaining amounts due to banks of $0.1 million, $0.2 million and $0.3 million due at December 31, 1999, 1998, and 1997, respectively, represent bank overdrafts. The weighted average interest rates on the Company's lines of credit were 10.8%, 8.5% and 12.8% at December 31, 1999, 1998 and 1997, respectively.

    For 1999, 1998, and 1997, payments to minority interests aggregated $(0.1) million, $(0.1) million and $(0.1) million, respectively.

    In January 1997, the Company completed the initial public offering of 1,000,000 shares of Common Stock. The net proceeds of this issue received by the Company (after deducting underwriting discounts, commissions and other costs associated with the offering) were approximately $5.0 million. The Company also completed a secondary public offering on May 6,1998 of 1,000,000 shares of common stock on the Nasdaq National Market at a price of $13.125 per share, of which 500,000 shares were offered by the Company and 500,000 shares were offered by certain selling shareholders. The Company received approximately $5.70 million in net proceeds from the secondary offering (after deducting underwriting discounts, commissions and other costs associated with the offering). The Company used a portion of the net proceeds from its initial and secondary public offerings (i) to expand into existing and emerging markets by acquiring ownership interests or increasing existing participation interests in certain local service providers, (ii) to open additional Shop the World Direct catalog centers, (iii) to invest in technology and systems infrastructure in order to introduce logistics management services, (iv) to acquire additional vehicles for operation of domestic and cross border ground transportation, (v) working capital and general corporate purposes and (vi) to finance the Company's share repurchase plan.

    The Company expects its capital commitments for 2000 to relate to the expansion of the Company's facilities in the Indian Subcontinent and additional investments in technology and information systems to support the Company's growth.

    Management believes that the proceeds from its two public offerings coupled with cash flows from operations and borrowing capacity should be sufficient to fund the Company's operations for the foreseeable future.

Effective Corporate Tax Rates.

    The Company's consolidated effective tax rate was 7.5% 7.0% and 5.2% for 1999, 1998, 1997, respectively. The principal differences between the effective tax rates and the statutory tax rate applicable in the United States of 35% are exemptions from income taxes of many of the Company's subsidiaries operating in the Middle East and lower statutory rates at certain other locations. As long as the Company continues to generate a similar portion of its operating profits from tax-free jurisdictions similar to many countries in the Middle East, the Company believes its effective tax rate will remain in the range of historical levels.

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

Impact of Inflation and Currency Fluctuations.

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

FACTORS THAT COULD AFFECT OPERATING RESULTS.

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

    Risks Relating to Operations in the Middle East. The Company operates in 18 countries located in the Middle East. The Company derived 74% of 1999 revenue and substantially all of its operating profit from operations in the Middle East, and the risks of doing business in that region could adversely affect the Company. Such risks include the following:

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

    Rights of Shareholders Under Bermuda and Jordanian Law. The Company is incorporated under the laws of Bermuda and is headquartered in Jordan. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of the Company's management and directors and the rights of its shareholders, are governed by Bermuda law and the Company's Memorandum of Association and Bye-laws. Such principles of law may differ from those that would apply if the Company were incorporated in a jurisdiction in the United States. In addition, the Company has been advised by Conyers Dill & Pearman, its Bermuda counsel, that there is uncertainty as to whether the courts of Bermuda would enforce (i) judgments of United States courts obtained against the Company or its officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state or (ii) in original actions brought in Bermuda, liabilities against the Company or such persons predicated upon the securities laws of the United States or any state. The Company has been further advised by the Ali Sharif Zu'bi & Sharif Ali Zu'bi Law Firm, Jordanian counsel to the Company, that the enforcement of foreign judgments in Jordan is governed by Law No. 8 of 1952. Basically, a foreign judgment may be enforced in Jordan by means of an application to the competent court without retrial and re-examination of the merits or issues of the case. Jordanian courts may, however, decline to enforce a foreign judgment (i) if the court which passed the judgment was without competent jurisdiction, (ii) if the defendant has not carried on any business within the jurisdiction of the court which passed the judgment or was not resident within its jurisdiction and did not willfully appear before the court or did not recognize its jurisdiction,
(iii) if the defendant was not notified to appear before the court which issued the judgment or was not duly or properly served with notice, (iv) if the judgment has been passed in a fraudulent manner, (v) if the defendant is able to persuade the court that the judgment is not final, (vi) if the judgment contravenes Jordanian public policy, and (vii) if the laws of the country of the court which passed the judgment do not recognize and enforce judgments of Jordanian courts.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company faces primary market risk exposures in two categories; exchange rate risk and interest rate risk. The Company does not enter into derivative contracts related to managing fluctuations in foreign exchange rates or interest rates.

Foreign Currency Exchange Rate Risks:

    The Company faces foreign currency exposure as a result of operating in various countries around the world. It is estimated that a 10% appreciation at December 31, 1999 in the United States Dollar against the currencies of the respective countries in which the Company operates would result in a reduction in the operating income of approximately US$280,000 for the year ending December 31, 1999. This calculation, however, does not take into account the possible changes in sales volume or local pricing as a result of the depreciation of local currencies against the US Dollar. 12.8% of the Company's total revenues are derived in U.S. Dollars and the remainder in local currencies. All remittances from subsidiaries to the Company are being denominated in U.S. Dollars.

Interest Rate Risks:

    The Company's long-term debt consists of $29,000 in the form of notes payable and US$593,000 in the form of capital leases. The long term notes are payable in monthly installments with original maturities of two to three years at interest rates ranging from 6.75% to 16%. The capital lease obligations are in respect of vehicles, telephone and computer equipment, of which 86% are denominated in Saudi Riyals, with an average interest rate of 7.5%. The remainder of the capital leases is denominated in US Dollars, Sterling Pounds, French Franks and Sri Lankan Rupees. The carrying amount of notes payable and capital lease obligations approximate their market values as explained in note 22 to the Company's consolidated financial statements. The Company does not have interest rate exposure since interest rates on both notes payable and leases are fixed.

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

Hazem Malhas(4)                     Chief Operating Officer since December 1996

Safwan Tannir(5)                    Senior Vice President-Freight Forwarding since
                                    December 1996

Camille Tam Nasrallah(6)            Senior Vice President-Gulf and Indian Subcontinent
                                    since December 1996

Emad Shishtawi(7)                   Vice President-Finance since December 1996

Osama Fattaleh(8)                   Vice President-Near East since May 1999

Yousef Ghandour                     Managing Director of MED since 1994

Basem Malhas(9)                     Vice President-Information Technology since December
                                    1997.

Iyad Kamal(10)                      Express and Quality Manager since 1995.

Bashar Obeid(11)                    Group Financial Controller since January 1998.

---------------
(1) Mr. Kingson is also President of New York based SR-71 Corporation and Co-chairman and President of the Pointe Group.

(2) Mr. Roy Liljebeck has been Executive Vice President and Chief Financial Officer of Airborne Freight Corporation since 1985, having held various positions with Airborne since 1967.

(3) Mr. Ayed Al-Jeaid is Chief Executive Officer of Makshaff Services, Ltd., a holding company for various aviation and media interests in Saudi Arabia and worldwide.

(4) Mr. Malhas joined the Company in 1986 as Freight Forwarding Sales Manager in the Company's Amman, Jordan office. During 1987, he was Country Manager for Jordan. From 1987 to 1993, he served as Vice President-Operations and Planning. From 1993 to 1996, he served as Vice President and Chief Operating Officer-Express Division.

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

(8) Mr. Fattaleh joined the Company in 1987 as Operations Manager. From 1991 to 1994 he served as Station Manager and then was promoted to Country Manager.

(9) Mr. Malhas joined the Company in 1989 when he held the position of IT Manager. In 1992 he became the General Manager of Information Technology.

(10) From 1992 to 1995 Mr. Kamal was the Company's OEC Coordinator stationed in Jordan.

(11) Mr. Obeid joined the Company in 1993 as an Accountant and was then promoted to Financial Controller.

    The current terms of office for directors is divided into three classes and expires as follows: Class 1, at the 2000 annual general meeting of shareholders; Class 2, at the 2001 annual general meeting of shareholders and Class 3, at the 2002 annual general meeting of shareholders. Thereafter, the term of office of each director will expire at the third annual meeting of shareholders following his or her election. Officers of the Company are appointed by the Board of Directors and serve until their successors are duly appointed and qualified.

    There are no family relationships among directors and executive officers of the Company, except for Mr. Fadi Ghandour and Ms. Rula Ghandour, who are husband and wife, Mr. Yousef Ghandour, who is Mr. Fadi Ghandour's uncle, and Mr. Basem Malhas and Mr. Hazem Malhas, who are brothers.

ITEM 11. COMPENSATION OF DIRECTORS, OFFICERS AND KEY EMPLOYEES

    Directors of the Company currently do not receive any additional remuneration for serving on the Board of Directors. The aggregate amount of compensation paid or accrued by the Company and its subsidiaries to all officers and key employees of the Company who held office at any time during the fiscal year ended December 31, 1999 (14 persons), was $708,240. None of such persons is entitled to any pension, retirement or similar benefits of the Company.

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

    In connection with the Company's initial public offering, the Company sold to the underwriters of the initial public offering, for an aggregate purchase price of $100.00, warrants to purchase up to 100,000 shares of the Company's Common Stock at an exercise price per share equal to $8.40 (the "Warrants"). The Warrants are not redeemable and are exercisable during the four-year period commencing January 13, 1998. The Warrants provide, subject to certain conditions, for a period of four years commencing on January 13, 1998, one "demand" registration right and certain "piggy back" registration rights.

    On December 19, 1996 the Board of Directors of the Company established the Aramex International Limited Stock Option Plan (the "Plan") for employees and consultants of the Company and its subsidiaries and for non-employee members of the Board of Directors of the Company. The Plan permits the granting of both incentive stock options and nonqualified stock options. A total of 400,000 shares of Common Stock were authorized for issuance under the Plan. As of June 1, 2000, stock options to purchase 300,000 shares of Common Stock were outstanding under the Plan and stock options to purchase 230,250 shares of Common Stock were held by all directors and officers of the Company as a group.

    The Plan is administered by a committee of non-employee members of the Board of Directors (the "Committee"). Subject to the terms of the Plan, the Committee has the sole discretion to determine the persons to whom options will be granted and the terms and conditions of such options. However, the option price can not be less than 100% of the fair market value of the Company's Common Stock on the date of the grant. In the case of an incentive stock option recipient possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries, the option price shall not be less than 110% of the fair market value of the Company's Common Stock on the date of the grant.

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

    On January 13, 1997, stock options to purchase an aggregate of 100,000 shares of Common Stock at an option price of $7.00 per share were granted to 139 persons, including the Company's executive officers (other than Messrs. Kingson and Ghandour), employees and consultants. These options will vest over a five-year period on the basis of one-quarter each year following the first year anniversary of the grant of such option. (Of these options, options to purchase 30,250 shares of Common Stock were granted to executive officers of the Company, excluding Messrs. Kingson and Ghandour.)

No options were granted in 1998 or 1999.

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

    The Company leases the premises currently occupied by the Company's corporate offices in Amman, Jordan, from ARAM, an investment company controlled by the Ghandour family at a 1999 annual rental of $106,000. The lease renews annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties.

    Ms. Asmahan Abboud, the sister of Fadi Ghandour, is a 50% shareholder in two of the Company's Lebanese subsidiaries. In addition, Ms. Abboud and her husband own 25% of the outstanding capital stock of the Company's Lebanese MED subsidiary. Ms. Abboud and her husband's interests in the capital and retained earnings of the Company's Lebanese subsidiaries were $132,506 for 1999, $169,866 for 1998 and $170,364 for 1997. Ms. Abboud and her husband's aggregate salaries from these operations were $106,500 for 1999, $96,512 for 1998 and $96,512 for 1997. Ms. Abboud and her husband received withdrawals from these operations of $5,764 in 1999, $67,091 in 1998 and $90,400 in 1997.

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

ITEM 18. FINANCIAL STATEMENTS

        a)    Financial statements which appear herein at the page indicated:

              Report of Independent Public Accountants...................   F-1

              Consolidated Balance Sheets at December 31, 1999 and 1998..   F-2

              Consolidated Statement of Income For the Years Ended
              December 31, 1999, 1998 and 1997...........................   F-3

              Statement of Changes in Shareholders' Equity For the
              Years Ended December 31, 1999, 1998 and 1997...............   F-4

              Consolidated Statement of Cash Flows for the Years
              Ended December 31, 1999, 1998 and 1997.....................   F-5

              Notes to the Consolidated Financial Statements.............   F-6

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements listed in Item 18 are incorporated by reference to this Item.

(b)   Exhibit Number

          3.1   Memorandum of Association of Aramex International Limited**
          3.2   Bye-laws of Aramex International Limited**
          4.1   Specimen of Common Stock Certificate**

          4.2 Form of Underwriter's Warrant Agreement including form of Redeemable Warrant Certificate for the Company's initial public offering.**
         10.1   Stock Option Plan**
         10.2   Form of Agreement granting a license to use the "Aramex" name**
         10.3 Form of Management Agreement** 10.4 Form of Agreement with each of the Company's Middle East (MED)
                Mail Order Catalog Companies**
         10.5 Employment Agreement dated as of January 13, 1997 between Aramex International Limited and William Kingson**
         10.6 Employment Agreement dated as of January 13, 1997 between Aramex International Limited and Fadi Ghandour**
         10.7 Form of Indemnification Agreement, between Aramex International Limited and members of the Board of Directors**
         10.8 Stock Purchase Agreement dated as of October 22, 1996 between Aramex International Limited and Airborne Freight Corporation**
         10.9 Shareholders Agreement dated October 22, 1996 between William Kingson, Fadi Ghandour, Rula Ghandour and Airborne Freight Corporation**
         10.10  Amendment No. 1 to Shareholders Agreement dated as of
                December 11, 1996 between William Kingson, Fadi Ghandour,
                Rula Ghandour and Airborne Freight Corporation as amended by Agreement dated as of December 12, 1996**
         10.11 Nominee Shareholder Agreement dated January 1, 1995 by and between Raghida Ali Ghandour and Aramex International Limited**
         10.12 Nominee Shareholder Agreement dated January 1, 1995 by and between Raghida Ali Ghandour and Aramex International Limited**
         10.13 Amendment No. 1 to each of the Nominee Shareholder Agreements dated as of December 23, 1996.**
         21.1   List of subsidiaries of Aramex International Limited
         27.1   Financial Data Schedule for the year ending December 31, 1999.

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

                                         ARAMEX INTERNATIONAL LIMITED

Dated: June 28, 2000                     By:  /s/ William S. Kingson
                                              --------------------------------
                                              William S. Kingson
                                              Chairman of the Board of Directors

                          Index To Financial Statements
                          -----------------------------

                                                                     Page
                                                                     ----

Report of Independent Public Accountants                             F-1

Consolidated Balance Sheets at December 31, 1999 and 1998            F-2


Consolidated Statements of Income For the Years Ended
  December 31, 1999, 1998 and 1997                                   F-3

Statement of Changes in Shareholders' Equity For the
  Years Ended December 31, 1999, 1998 and 1997                       F-4

Consolidated Statements of Cash Flows For the Years Ended
  December 31, 1999, 1998 and 1997                                   F-5

Notes to Consolidated Financial Statements                           F-6

           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
           ----------------------------------------

To The Shareholders and Board of Directors of
ARAMEX International Limited

We have audited the accompanying consolidated balance sheets of ARAMEX International Limited (a Bermuda Corporation as defined in Note 1 to consolidated financial statements) and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing which are substantially consistent with those in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARAMEX International Limited and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with International Accounting Standards.

Accounting practices used by the Company in preparing the accompanying financial statements conform with International Accounting Standards but do not conform with the accounting principles generally accepted in the United States. A description of these differences and a reconciliation as permitted by Form 20-F, of consolidated net income and shareholders' equity to U.S. generally accepted accounting principles are set forth in Note 23.




                                          /s/ Arthur Andersen
Manama - Bahrain                          Arthur Andersen
February 14, 2000                         Certified Public Accountants

                ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
                ---------------------------------------------

         CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 1998
         ------------------------------------------------------------

                        (IN THOUSANDS OF U.S. DOLLARS)


ASSETS                                     Notes            1999        1998
------                                     -----            ----        ----

Current Assets

   Cash on hand and at banks                  3            8,911      10,252
   Receivables, net                           4           23,564      19,338
   Deferred income taxes                     15              136          60
   Other current assets                       5            3,659       3,457
                                                        --------       -----

         Total current assets                             36,270      33,107

Property, plant and equipment, net            6            6,910       6,055
Goodwill, net                                17            1,283       1,166
Investment in marketable securities           7            1,189        -
Other assets                                                 846         992
                                                         -------      ------

         Total Assets                                     46,498      41,320
                                                          ======      ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

   Due to banks                               9              506         404
   Current portion of long term debt         10              427         458
   Trade payables                                          8,034       7,065
   Other current liabilities                  8            3,780       4,072
                                                        --------       -----

         Total current liabilities                        12,747      11,999
                                                          ------      ------

Long term debt                               10              195         294
Deferred income taxes                        15              189          61
Other liabilities                             2            2,195       1,591
                                                         -------       -----
                                                           2,579       1,946

Minority interests in subsidiaries                         1,756       1,400
                                                         -------       -----

Shareholders' Equity

   Share capital                            1,11              49          49
   Additional paid in capital               1,11          12,349      12,684
   Accumulated other comprehensive loss                  (   503)    (    70)
   Retained earnings                                      17,521      13,312
                                                          ------      ------

         Total shareholders' equity                       29,416      25,975
                                                          ------      ------

         Total Liabilities and shareholders' equity       46,498      41,320
                                                          ======      ======


   The accompanying notes are an integral part of these consolidated financial statements

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
                  ---------------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
              ----------------------------------------------------

       (IN THOUSANDS OF U.S. DOLLARS EXCEPT FOR SHARES AND PER SHARE DATA)



                                                   Notes           1999              1998             1997
                                                   -----       --------          --------           ------

Revenues                                            12           95,128           83,611            66,330

Shipping costs                                      13         ( 50,352)         (44,795)          (35,471)
                                                                -------         --------          --------

         Gross profit                                            44,776           38,816            30,859

Operating expenses                                             ( 13,177)         (12,616)          (10,682)

Selling, general and administrative expenses                   ( 26,868)         (22,462)          (17,278)
                                                                -------           ------          --------

         Operating income                                         4,731            3,738             2,899
                                                               --------         --------          --------

Other income (expenses) -

     Interest income                                                491              571               365
     Interest expenses                                         (     90)         (   130)          (    65)
     Loss on sale of assets                                    (     24)         (     5)          (    44)
     Exchange loss                                             (     80)         (    40)          (    37)
     Other income                                                    15               14               142
                                                               --------         --------           -------

                                                                    312              410               361
                                                                -------         --------           -------

         Income before income taxes                               5,043            4,148             3,260

Provision for income taxes                          15        (     377)         (   292)          (   170)
Minority interests                                            (     457)         (     1)               31
                                                               --------           ------            ------

         Net income                                               4,209            3,855             3,121
                                                               ========          =======           =======

Basic earnings per share                            16             0.86             0.81           0.71
                                                                   ====             ====           ====

Diluted earnings per share                          16             0.85             0.79           0.69
                                                                   ====             ====           ====

Weighted average number of
 shares outstanding - basic                                     4,876,732        4,746,066       4,396,811
                                                                =========        =========       =========

Weighted average number of
 shares outstanding - diluted                                   4,961,453        4,867,945       4,523,047
                                                                =========        =========       =========



   The accompanying notes are an integral part of these consolidated financial statements

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
                  ---------------------------------------------

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                  --------------------------------------------

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
              ----------------------------------------------------

              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT FOR SHARE DATA)


                                                            Accumulated       Retained Earnings
                              Share Capital     Additional     Other       -----------------------                         Total
                           -------------------  Paid in    Comprehensive    Legal   Unappropriated    Comprehensive    Shareholders'
                             Shares     Amount  Capital     Income(Loss)   Reserve     Earnings           Income           Equity
                           ----------   ------  -------     ------------   -------  --------------   ----------------- -------------

Balance at
 December 31, 1996            3,429,688      34     2,225          58          75          6,261            -            8,653
Issuance of shares            1,000,000      10     5,038          -           -             -              -            5,048
Comprehensive income:
- Net income                    -            -       -             -           -           3,121          3,121            -
- Translation
   adjustment                   -            -       -         (    63)        -             -        (     63)            -
                                                                                                        -------
Comprehensive Income            -            -       -             -           -             -           3,058           3,058
                              ---------   -----   -------      ------     -------         ------         -----           -----

Balance at
 December 31, 1997            4,429,688      44     7,263     (     5)         75          9,382            -           16,759

Issuance of shares              502,215       5     5,695          -           -             -              -            5,700
Repurchase of shares         (   31,000)     -    (    274)        -           -             -              -          (   274)
Comprehensive income:
- Net income                    -            -       -             -           20          3,835         3,855             -
- Translation
    adjustment                  -            -       -         (    65)        -             -        (     65)            -
                                                                                                        -------
Comprehensive income            -            -       -             -           -             -           3,790           3,790
                              ---------   -----   -------      ------     -------         ------         -----           -----

Balance at
 December 31, 1998            4,900,903      49    12,684     (    70)         95         13,217            -           25,975

Issuance of shares                2,252      -       -             -           -             -              -              -
Repurchase of shares         (   30,000)     -    (    335)        -           -             -              -          (   335)
Comprehensive income:
- Net income                    -            -       -             -           60          4,149         4,209             -
- Translation
   adjustment                   -            -       -         (   122)        -             -         (   122)            -
- Unrealized
   holding losses               -            -       -         (   311)        -             -         (   311)            -
                                                                                                         ------
Comprehensive income            -            -       -             -           -             -           3,776           3,776
                              ---------   -----   -------      ------     -------         ------         -----           -----

Balance at
 December 31, 1999            4,873,155      49    12,349     (   503)        155         17,366                         29,416
                              =========   =====    ======      ======     =======         ======                         ======




   The accompanying notes are an integral part of these consolidated financial statements

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
                  ---------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
              ----------------------------------------------------
                         (IN THOUSANDS OF U.S. DOLLARS)

CASH FLOWS FROM OPERATING ACTIVITIES                                                1999              1998           1997
------------------------------------                                            --------          --------       --------

Income before income taxes                                                         5,043             4,148          3,260
Adjustments to reconcile income before tax
 to net cash from operating activities -
      Depreciation                                                                 2,141             2,009          1,319
      Amortization                                                                   162                41           -
      Loss on sale of assets                                                          24                 5             44
                                                                                 -------           -------        -------
                                                                                   7,370             6,203          4,623

Increase in receivables                                                          ( 4,226)           (3,412)        (3,898)
Increase in other current assets                                                 (   202)           (1,019)        (  470)
Increase in payables                                                                 969               760          1,066
Increase in other liabilities                                                        604               254            422
(Decrease) increase in other current liabilities                                 (   225)               78            553
Other                                                                            (    39)           (   31)            34
                                                                                 -------           -------        -------

        Cash provided by operations                                                4,251             2,833          2,330

Income taxes paid                                                                (   392)          (   169)       (   217)
                                                                                 -------           -------        -------

        Net cash from operating activities                                         3,859             2,664          2,113
                                                                                 -------           -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property, plant and equipment                                        ( 3,189)           (3,592)        (3,841)
Proceeds from sale of assets                                                         123               508            234
Acquisitions (Note 17)                                                           (   279)           (1,541)          -
Purchase of marketable securities                                                ( 1,500)             -              -
Increase in other assets                                                             146            (   11)        (  454)
                                                                                 -------           -------        -------

        Net cash used in investing activities                                    ( 4,699)           (4,636)        (4,061)
                                                                                 -------           -------        -------

CASH FLOWS FROM FINANCING ACTIVITIES

Due to banks, net                                                                    102           (   183)       (   128)
Proceeds from long term debt                                                        -                   44            678
Repayment of long term debt                                                       (  130)          (   100)       (   112)
Issuance of shares                                                                  -                5,700          5,048
Repurchase of shares                                                              (  335)          (   274)          -
Proceeds from issue of common stock
 to minority interests                                                              -                  526            894
Payments to minority interests                                                   (   101)          (   113)       (   134)
                                                                                 -------           -------        -------

       Net cash (used in) provided by financing activities                       (   464)            5,600          6,246
                                                                                 -------           -------        -------

Effect of exchange rate changes on cash                                          (    37)          (     3)       (     6)
                                                                                 -------           -------        -------

Net (decrease) increase in cash on hand and at banks                             ( 1,341)            3,625          4,292

Cash on hand and at banks, beginning of year                                      10,252             6,627          2,335
                                                                                 -------           -------        -------

Cash on hand and at banks, end of year                                             8,911            10,252          6,627
                                                                                 =======           ======         =======



   The accompanying notes are an integral part of these consolidated financial statements

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
                  ---------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                        DECEMBER 31, 1999, 1998 AND 1997
                        --------------------------------

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

(2)   SIGNIFICANT ACCOUNTING POLICIES

a)    Basis of presentation

      The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). For purposes of these financial statements, there are no significant differences between the Company's accounting principles utilized and the accounting principles generally accepted in the United States except as set forth in Note 23 to the consolidated financial statements..

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

      Following is a listing of the subsidiaries, comprising the consolidated financial statements together with the respective percentage and investment amounts owned by ARAMEX International Limited:

      SUBSIDIARIES             INVESTMENT              OWNERSHIP
      ------------            ------------      -----------------------
                              1999    1998      1999     1998      1997
                              ----    ----      ----     ----      ----
                                                  %        %         %

      Amman                 1,546   1,546       100       100       100
      Damascus                  6       6        60        60        60
      Beirut*                   0       0        50        50        50
      Beirut CGO *              1       1        50        50        50
      Cairo                   732     732       100       100        49
      Dubai                   245     245       100       100       100
      Abu Dhabi                75      75       100       100       100
      Doha                     20      20       100       100       100
      Bahrain                   3       3       100       100       100
      Jeddah *                747     747        50        50        50
      Nicosia                 174      72       100       100       100
      Paris                   445     445       100       100       100
      London                  804     804       100       100       100
      Washington, D.C.         15      15       100       100       100
      New York              1,000   1,000       100       100       100
      Montreal *                7       7        19.5      19.5      19.5
      Kuwait                  127     127       100       100       100
      Athens                  200     200       100       100       100
      Jerusalem               337     337       100       100       100
      Palestine               141     141       100       100       100
      Ramallah                 54      54        51        51        51
      MED                     308     308        80        80        80
      Turkey *                242     242        50        50         -
      Bangladesh *             50      50        50        50         -
      Sri-Lanka *             529     250        50        50         -
      India  *                336     100        50        50         -
      Hong Kong                59      57       100       100         -

*     Controlled through shareholder agreements.

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

d)    Concentration of risk in geographic area

      The Company derived approximately, 74%, 75%, and 75% respectively, of 1999, 1998 and 1997 revenues from operations in the Middle East. The risk of doing business in this region could adversely affect the Company, as the region has been subject to many destabilizing political and economic factors over the years.

e)    Revenue recognition

      Revenues are recognized when shipments are completed. For "door-to-door" shipments, revenues are recognized upon delivery of freight at the destination. For other shipments, revenues are recognized upon delivery of freight to the air carrier, at which time, the revenue process is completed. MED revenue is recognized upon the receipt of the merchandise by the customers.

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

i)    Employee termination indemnities

      Certain of the Company's subsidiaries are required, by the labor law of each related country, to provide indemnity payments upon termination of relationship with their employees. The benefit accrues to employees on a pro-rata basis during their employment period and is based on each employee's current salary. Other liabilities in the accompanying Consolidated Financial Statements reflects the maximum amounts of the indemnities as of the balance sheet dates of $1,986, and $1,586, respectively, at December 31, 1999 and 1998.

j)    Goodwill

      Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight line basis over 10 years. Periodically, the Company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. It is management's opinion that no material impairment exists at December 31, 1999.

k)    Investment in marketable securities

      The company's marketable securities are available-for-sale securities and are reported at fair value based on quoted market prices. Unrealized gains and losses are reported as a component of accumulated other comprehensive income within shareholders' equity.

(3)   CASH ON HAND AND AT BANKS

Cash on hand and at banks as of December 31, 1999 and 1998 includes compensating balances of $ 120 and $100 respectively maintained by the Company to support the Company's lines of credit.

(4)   RECEIVABLES

This item consists of the following:

                                             1999            1998
                                             ----            ----

Trade receivables                          24,795          20,154
Employee advances                             920             636
                                         --------        --------

                                           25,715          20,790
Less: Allowance for doubtful accounts   (   2,151)      (   1,452)
                                         --------       ----------

                                           23,564          19,338
                                           ======          ======

All employee advances bear no interest and are due within one year.

Geographic concentrations of accounts receivables as of December 31, 1999 and 1998 are as follows:

                                                1999        1998
                                                ----        ----
                                                  %           %

Middle East                                     75.4         76.6
Europe                                          13.6         13.8
North America                                    4.1          4.5
Asia                                             6.9          5.1

Management believes that all receivables, net of related allowances, will be collected in due course.

Movements in the allowance for doubtful accounts are as follows:

                                    1999        1998        1997
                                    ----        ----        ----

Balance - Beginning of the year     1,452        866         739
Provision                             868        655         433
Write-offs                        (   169)    (   69)       (306)
                                   ------     -------        ---

Balance - End of the year           2,151      1,452         866
                                    =====      =====         ===

(5)   Other Current Assets

This item consists of the following:

                                                1999        1998
                                                ----        ----

Prepaid expenses                               1,025       1,084
Refundable deposits                              900         610
Advances                                         383         431
Tax withholdings                                 338         373
Supplies and stationary                          644         562
Accrued interest receivable                      119         219
Investment in trading securities                  69        -
Other                                            181         178
                                              ------     -------

                                               3,659       3,457
                                              ======     =======

(6)   PROPERTY, PLANT AND EQUIPMENT

This item consists of the following:


                                  At the Beginning                                               Exchange       At the End of
                                    of the Year             Purchases         Disposals        Differences         the Year
                                 -----------------       ----------------  ----------------  ----------------  ----------------
Costs -

Furniture and fixtures                 3,360                  756           (160)               (  24)              3,932
Office equipment                       1,985                  404           ( 32)               (  39)              2,318
Computers                              3,047                1,439           ( 65)               (  14)              4,407
Vehicles                               3,182                  590           (254)               (  26)              3,492
                                     -------               ------            ---                 ----            --------

                                      11,574                3,189           (511)                (103)             14,149
                                      ------                -----            ---                  ---              ------

Accumulated Depreciation -

                                  At the Beginning                                               Exchange       At the End of
                                    of the Year             Purchases         Disposals        Differences         the Year
                                 -----------------       ----------------  ----------------  ----------------  ----------------
Furniture and fixtures                 1,602                  519           (128)                ( 14)              1,979
Office equipment                         890                  316           ( 30)                ( 20)              1,156
Computers                              1,543                  615           ( 74)                (  8)              2,076
Vehicles                               1,484                  691           (132)                ( 15)              2,028
                                       -----               ------            ---                  ---               -----

                                       5,519                2,141           (364)                ( 57)              7,239
                                       -----                =====            ===                  ===               -----

Net book value                         6,055                                                                        6,910
                                       =====                                                                        =====


The net book value of assets included above which are held under capital leases is $609, as of December 31, 1999.

(7)  INVESTMENT IN MARKETABLE SECURITIES

The following is a summary of available-for-sale securities as of December 31, 1999:

                                                  Gross
                                                unrealized    Fair
                                       Cost       loss        value
                                       ----       ----        -----

Fixed income securities                1,500       (311)      1,189

Fixed income securities earn a fixed interest of 7.125% per annum.

The net adjustment to unrealized holding loss on available for sale securities included as a separate component of shareholders equity totaled $ 311 in 1999.

(8)   OTHER CURRENT LIABILITIES

This item consists of the following:

                                                       1999      1998
                                                       ----      ----

Accrued expenses                                      2,114     2,068
Deferred revenue                                        350       543
Income taxes payable                                    384       451
Social securities and taxes payable                     343       380
Sales taxes and other                                   416       442
Other                                                   173       188
                                                     ------    ------

                                                      3,780     4,072
                                                     ======    ======

(9)   DUE TO BANKS

ARAMEX and its subsidiaries maintain lines of credit with various banks in the aggregate of $439, and $208, respectively, at December 31, 1999 and 1998. At December 31, 1999 and 1998, the Company had $380 and $198 outstanding under these lines of credit. Some of the lines of credit are secured by a mortgage debenture over the assets of Aramex (UK) International Courier Limited. The weighted average interest rates on the Company's lines of credit were 10.75% and 8.46% at December 31, 1999 and 1998, respectively. The remaining balances of $ 126 and $206 in Due to Banks as of December 31, 1999 and 1998, respectively, represent bank overdraft.

(10)  LONG TERM DEBT

This item consists of the following:

                                                       1999      1998
                                                       ----      ----

Long term notes payable (a)                             29         32
Capital lease obligations (b)                           593       720
                                                        ---       ---

                                                        622       752
Less: current maturities                               (427)     (458)
                                                        ---      -----

Long term portion                                       195       294
                                                        ===       ===

(a) Long term notes payable

      This represents various vehicle and equipment's notes payable in monthly installments with original average maturities of two to three years, at interest rates ranging from 6.75% to 16 %. Long term notes payable including current maturities are payable in various currencies including the U.S. Dollars. These notes are payable during 2000.

(b)   Capital lease obligations

                                                        1999     1998
                                                        ----     ----

      Capital lease obligations in respect of
       vehicles, telephone and computer equipment        593      720
      Less: current maturities                          (398)    (432)
                                                         ---      ---

      Long term portion                                  195      288
                                                         ===      ===

      Future minimum annual payments under all noncancellable capital leases are as follows:

                                                     December 31
                                                     -----------

      2000                                                437
      2001                                                155
      2002                                                 56
      2003                                                  6
                                                        -----

      Total minimum lease payments                        654
      Less: interest component                         (   61)
                                                        -----

      Present value of minimum lease payments             593
                                                       ======


(11)  SHARE CAPITAL

(a)   Common Stock -

      ARAMEX has an authorized share capital of 15,000,000 shares of common stock with a par value of $ 0.01 per share. The Company is also authorized to issue 5,000,000 shares of preferred stock with a par value of $ 0.01 per share, none of which has been issued or is outstanding.

      On September 18, 1998 the Company announced a share repurchase program to acquire up to 200,000 shares of its common stock. According to the program the shares will be purchased in open market or private transactions and the purchased shares will be cancelled. During 1999 and 1998 the Company purchased, 30,000 and 31,000 shares at an aggregate cost of $ 335 and $ 274 respectively.

      On May 6, 1998, the Company completed a secondary public offering of 1,000,000 shares of common stock on the Nasdaq National Market at a price of $ 13.125 per share, of which 500,000 shares were offered by the Company and 500,000 shares were offered by certain selling shareholders. The net proceeds of the issue received by the Company (after deducting underwriting discounts, commissions and other costs associated with the offering) were $ 5,700.

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

      During 1999 and 1998, a total of 9,141 and 10,900 warrants were exercised on a cashless basis resulting in an issue of 2,252 and 2,215 shares of common stock respectively.

(c)   Stock Option Plan -

      The following options have been granted under the Company's Stock Option
      Plan:

                                      Balance at the      Granted         Exercised        Balance at the     Exercise price
                                      beginning of the    during the      during the       end of the
                                      year                year            year             year
                                      -------------------------------------------------------------------------------------------

         Mr. F Ghandour                    100,000              -                -           100,000            $ 7.00
         Mr. W Kingson                     100,000              -                -           100,000            $ 7.70
         Officers & managers               100,000              -                -           100,000            $ 7.00
                                      -----------------------------------------------------------------------

                                           300,000              -                -           300,000
                                      -----------------------------------------------------------------------

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

      International Accounting Standards do not require compensation expense to be recognized for stock options. Under United States generally accepted accounting principles, stock options are accounted for in accordance with the provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation"(SFAS 123). As permitted by SFAS 123, the Company has elected to account for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No.
      25. Accordingly no compensation expense has been recognized for stock options. If compensation expense for the Company's stock options issued in 1997 had been determined based on the fair value method of accounting, as defined in SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                             1999       1998    1997
                                             ----       ----    ------
      Net income:
         As reported                        4,209      3,855     3,121
         Pro forma                          4,152      3,762     2,338
      Basic earnings per share:
         As reported                         0.86       0.81      0.71
         Pro forma                           0.85       0.79      0.53
      Diluted earnings per share
         As reported                         0.85       0.79      0.69
         Pro forma                           0.84       0.77      0.52


      The fair value of granted stock options is estimated on the date of the grant using a variant of the Black-Scholes option pricing model incorporating the following assumptions:

      Expected share price volatility                           34.4%
      Risk free interest rate                             6.4% - 6.8%
      Expected life of options                          5 to 10 years

      The weighted average fair value of stock options granted during 1997 was $3.27 per option share. No options were granted during 1999 and 1998.

(12)  REVENUES

This item consists of the following:

                                          1999        1998       1997
                                          ----        ----       ----

International express                    46,160      43,629    36,556
Freight forwarding                       34,525      28,804    21,697
Domestic express                          9,332       6,456     3,967
MED                                       2,619       2,153     1,833
Other *                                   2,492       2,569     2,277
                                       --------     -------   -------

                                         95,128      83,611    66,330
                                         ======      ======    ======

* Amounts represent revenues from other special services which the Company renders, including airline ticketing and travel, remail and visa services. All related costs are reflected in shipping costs.

(13)  SHIPPING COSTS

This item consists of the following:

                                               1999       1998      1997
                                               ----       ----      ----

Linehaul expenses - Express                   9,026      9,528     7,392
Distribution expenses - Express               6,193      6,447     6,607
Inbound costs - Express                       3,201      2,614     1,555
Freight forwarding and related expenses      26,419     22,076    16,843
MED cost of sales                             1,872      1,500     1,246
Other                                         3,641      2,630     1,828
                                            -------    -------    ------

                                             50,352     44,795    35,471
                                             ======     ======    ======


(14)  COMMITMENTS

The Company leases office space and office and transportation equipment under various operating leases, some of which are renewable annually. Rent expense related to these leases amounted to $ 2,018, $1,671 and $1,159 for the years ended December 31, 1999, 1998 and 1997, respectively. The Company believes that most operating leases should be renewable at comparable rates to the expiring leases.

The approximate minimum annual rental commitments of the Company under the existing lease agreements, are as follows:

                                                      December 31,
                                                      ------------

2000                                                   1,391
2001                                                     718
2002                                                     691
2003                                                     262
2004                                                      26


(15)  INCOME TAXES

The provision for income taxes on results of operations of foreign subsidiaries is comprised of the following:

                                            1999       1998      1997
                                            ----       ----      ----

Current                                     325         289       169
Deferred                                     52           3         1
                                           ----       -----      ----

                                            377         292       170
                                            ===         ===       ===

Deferred income taxes are provided in accordance with the liability method under IAS 12, for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The composition of deferred taxes reflected on the balance sheet is as follows:

                                                      Assets (Liabilities)
                                                       1999      1998

Current -

Provision for doubtful accounts                          94        45
Termination indemnities                                  28         9
Donation carryover                                      -           6
Other                                                    14       -
                                                       ----      ----

                                                        136        60

Non-current -

Depreciation                                          (  52)      (15)
Net operating losses carryforward                       577       602
Other                                                   -          26
Valuation allowance                                   ( 714)    ( 674)
                                                       ----      ----
                                                      ( 189)    (  61)
                                                       ----      ----

                                                      (  53)    (   1)
                                                       ====      ====

At December 31, 1999, the Company and its subsidiaries had net operating losses carryforward of approximately $ 1,574 which expire between 2000 and 2019.

The Company's consolidated effective tax rate was 7.5%, 7.0% and 5.2% for 1999, 1998 and 1997, respectively. The principal differences between these effective tax rates and the statutory tax rate applicable in the United States of 35% are as follows:

                                               1999        1998      1997
                                               ----        ----      ----

Computed tax at U.S. rate of 35%              1,765       1,452     1,141
Effects of tax exemptions                    (  920)    (   827)  (   633)
Effect of lower rates in certain countries   (1,267)    (   872)  (   650)
Losses not benefited                            666         469       400
Other                                           133          70   (    88)
                                             ------     -------    ------

                                                377         292       170
                                             ======      ======    ======

In certain countries the tax returns have not yet been reviewed by the tax authorities. However, the Company is satisfied that adequate provisions have been provided for potential tax contingencies.

As of December 31, 1999, the retained earnings of the Company represent the retained earnings of ARAMEX and its share of the retained earnings of its other subsidiaries. Such earnings are expected to be indefinitely reinvested or if distributed, are expected to be distributed tax-free.

(16)  EARNINGS PER SHARE

            Net income      Weighted average No.     Effect of      Weighted average No.     Basic earnings     Diluted
                            of  shares - basic       dilution       of shares - diluted      per share          earnings per share
            --------------- ------------------------ -------------- ------------------------ ------------------ -------------------

1999        4,209           4,876,732                84,721         4,961,453                0.86               0.85

1998        3,855           4,746,066                121,879        4,867,945                0.81               0.79

1997        3,121           4,396,811                126,236        4,523,047                0.71               0.69


(17)  ACQUISITIONS

During 1998 acquisitions were made for a total consideration of $ 1,541. This included increasing the company's ownership in the Cairo and Turkey subsidiaries from 49% and 30% to 100% and 50% respectively in addition to acquiring controlling interests in companies in India, Sri-Lanka, Bangladesh, Turkey and Hong Kong.

In connection with the acquisition of a controlling interest in the Sri-Lanka station, a contingent consideration amount of $ 279 became payable during 1999 as a result of satisfying certain conditions in the acquisition agreement, which primarily related to achieving certain profit targets. Accordingly, goodwill arising from the acquisition was increased by $ 279.

Following is the movement on the goodwill account:

Balance at January 1, 1999                          1,166
Contingent consideration                              279
Amortization for the year                          (  162)
                                                    -----

Balance at December 31, 1999                        1,283
                                                    =====

The above acquisitions were accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon the fair value at the date of acquisition.

The following unaudited pro forma information for the year ended December 31, 1998 presents the results of operations of the Company as if the acquisitions had taken place on January 1. This information is not necessarily indicative of the results the Company would have obtained had these events actually then occurred of the Company's future results:

Revenues                          87,173
Income before income taxes        3,947
Net income                        3,676
Earnings per share - basic        0.77
Earnings per share - diluted      0.76

(18)  LITIGATION

In September 1995, an action was brought by a station manager against the Company, claiming $1,000 in damages for certain breaches of contracts and other matters. The Company's legal counsel filed a motion for summary judgment. On February 3, 1997, the motion for partial summary judgement was granted, and the only claim remaining was the claim for an accounting. In July 1999, the Company and the plaintiff agreed to resolve all claims and causes of action that they have asserted against the other in the litigation.

(19)  RELATED PARTY TRANSACTIONS

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

The Company and Airborne are founding members of the Overseas Express Courier Network (OEC). The OEC is a global alliance among certain leading independent express companies that functions as a worldwide delivery network for its members. Airborne handles and delivers the Company's express and freight shipments that are sent mainly to North America and the Far East. The Company and Airborne maintain normal business relations whereby they share profits on handling of freight shipments and they bill each other for charges incurred on handling and delivery of express shipments. Revenue from inbound shipments amounted to less than 5 % of total revenues.

(20)  INFORMATION ABOUT BUSINESS SEGMENTS

The company operates predominantly in a single industry as a courier and cargo freight forwarder. The following is a summary of financial data by business segment consistent with the way senior management organizes operations within the Company for decision making purposes and performance assessment.

---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------
                                     International           Freight             Domestic
                                        express            Forwarding            Express             Other           Consolidated
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------

1999
  Revenue (1)
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------
External sales                     46,160              34,524               9,332                5,112           95,128
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------
Inter-segment sales                21,970              -                    -                    1,706           -
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------
Segment sales                      68,130              34,524               9,332                6,818           95,128
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------
Gross profit                       27,753              8,106                6,932                1,985           44,776
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------

1998
  Revenue (1)
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------
External sales                     43,629              28,804               6,456                4,722           83,611
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------
Inter-segment sales                21,095                  -                    -                674                 -
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------
Segment sales                      64,724              28,804               6,456                5,396           83,611
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------
Gross profit                       24,878              6,728                5,104                2,106           38,816
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------

1997
  Revenue (1)
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------
External sales                     36,556              21,697               3,967                4,110           66,330
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------
Inter-segment sales                18,382                  -                    -                441                 -
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------
Segment sales                      54,938              21,697               3,967                4,551           66,330
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------
Gross profit                       21,002              4,854                3,254                1,749           30,859
---------------------------------- ------------------- -------------------- -------------------- --------------- -------------------


(1) Revenues between stations that are wholly owned subsidiaries are priced at cost. Transactions with other affiliated stations are priced at cost plus 10%. All intercompany transactions have been eliminated in the consolidation.

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

The Company does not segregate assets and liabilities by business segment and accordingly such information is not available. The following table shows the Company's consolidated revenues, assets and liabilities by geographical area:

                                           1999        1998      1997
                                           ----        ----      ----
Revenue

Middle East                              70,469      62,371    50,005
Europe                                   10,294      11,153    10,584
North America                             5,554       5,561     5,741
Asia                                      8,811       4,526     -
                                        -------     ------- ---------

                                         95,128      83,611    66,330
                                         ======      ======    ======

                                           1999        1998
                                           ----        ----

Assets -

Middle East                              37,594      34,307
Europe                                    4,425       3,761
North America                             1,360       1,308
Asia                                      3,119       1,944
                                        -------     -------

                                         46,498      41,320

Liabilities -
Middle East                              11,191      10,190
Europe                                    1,878       2,141
North America                               914         856
Asia                                      1,343         758
                                        -------     -------

                                         15,326      13,945
                                        =======     =======

(21)  RESTRICTIONS ON UNAPPROPRIATED EARNINGS

The legal reserve of the Company represents earnings restricted from payment of dividends in accordance with the local laws of the domiciles of certain subsidiaries. The law dictates that a fixed percentage, which is 10% of the net income of the applicable subsidiaries, must be annually appropriated.

(22)  SUPPLEMENTAL FINANCIAL STATEMENT DISCLOSURES

Disclosures about fair values of financial instruments:

      The carrying amounts of cash, current receivables, investments, trade payables, due to banks and long term debt approximate their fair market values.

(23) SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

      Under IAS, there is no requirement to record such transfers as compensation expense, and accordingly the company did not record the transfer of shares as an expense. There is no difference between shareholders equity under IAS and US GAAP as a result of this matter.

      Following is a reconciliation of net income to US GAAP for the year ended December 31, 1998:

                                                                                                                 1998

           Net income according to the financial statements

                IAS                                                                                             3,855
           US GAPP adjustment

                Decrease due to compensation expense                                                          (   854)
                                                                                                               ------

           Net income under US GAAP                                                                             3,001
                                                                                                                =====

           Earnings per share

           Basic earnings per share per accompanying financial statements                                        0.81
                                                                                                                 ====

           Basic earnings per share under US GAAP                                                                0.63
                                                                                                                 ====

           Diluted earnings per share per accompanying financial statements                                      0.79
                                                                                                                 ====

           Diluted earnings per share under US GAAP                                                              0.62
                                                                                                                 ====

o Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income". This standard increased financial reporting disclosures and had no impact on the Company's financial position or results of operations. Certain reclassifications have been made to the December 31, 1997 Consolidated Financial Statements to conform with the financial reporting requirements of SFAS No. 130 (see Consolidated Statement of Changes and Shareholders' Equity).

o In June 1998, the Statement Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities was issued. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and derivative instruments used for hedging purposes. SFAS No. 133 requires that entities recognize all derivative financial instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, as amended by SFAS No. 137, is effective for the Company in its fiscal quarter of 2001. Management has not adopted this SFAS 133 as of December 31, 1999.

                                  Exhibit Index

Exhibit Number                  Description
--------------                  -----------

21.1                            List of subsidiaries of
                                Aramex International Limited
27.1                            Financial Data Schedule for the
                                year ending December 31, 1999