Form 20-F
period 2000-12-31
ARAMEX INTERNATIONAL LTD
filed 2001-07-02
CIK 1026459

===============================================================================

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                   FORM 20-F
                                ----------------
(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2000

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from      to
                                ----------------

                         Commission file number: 0-2918
                                ----------------

                          ARAMEX INTERNATIONAL LIMITED
             (Exact name of registrant as specified in its charter)

                                    BERMUDA
                (Jurisdiction of incorporation or organization)

                     P.O. Box 960913, Amman, 11196, Jordan
                               (Mailing Address)

                         2 BADR SHAKER ALSAYYAB STREET
                           UM UTHAYNA, AMMAN, JORDAN
                    (Address of principal executive offices)

   Securities registered or to be registered pursuant to Section 12(b) of the
                                      Act:
                                      None

   Securities registered or to be registered pursuant to Section 12(g) of the
                                      Act:

                      Common Shares, U.S. $0.01 Par Value
                             (Title of each class)

                             NASDAQ National Market
                  (Name of each exchange on which registered)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                      Common Shares, U.S. $0.01 Par Value
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2000: Common Shares, U.S. $0.01 par value, 4,876,624 shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 |_| Item 18 |X|
===============================================================================

                               TABLE OF CONTENTS


                                                                                                   Page
                                                                                               --------
PART I
Item  1. Identity of Directors, Senior Management and Advisors ...........................            1
Item  2. Offer Statistics and Expected Timetable .........................................            1
Item  3. Key Information .................................................................            1
Item  4. Information on the Company ......................................................            6
Item  5. Operating and Financial Review and Prospects ....................................           12
Item  6. Directors, Senior Management and Employees ......................................           21
Item  7. Major Shareholders and Related Party Transactions ...............................           25
Item  8. Financial Information ...........................................................           27
Item  9. The Offer and Listing ...........................................................           28
Item 10. Additional Information ..........................................................           29
Item 11. Quantitative and Qualitative Disclosures About Market Risk ......................           36
Item 12. Description of Securities Other Than Equity Securities ..........................           36
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies .................................           37
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds ....           37
Item 15. Not Applicable ..................................................................           37
Item 16. Not Applicable ..................................................................           37
PART III
Item 17. Financial Statements ............................................................           38
Item 18. Financial Statements ............................................................           38
Item 19. Exhibits ........................................................................           39

   In addition to historical information, this Annual Report on Form 20-F contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such difference include but are not limited to, those discussed in "Item 3. Key Information-Risk Factors" and "Item 5. Operating and Financial Review and Prospects." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that the Company files from time to time with the Securities and Exchange Commission.

                                      PART I

Item 1. Identity of Directors, Senior Management and Advisers

   Not applicable.

Item 2. Offer Statistics and Expected Timetable

   Not applicable.

Item 3. Key Information

                            Selected Financial Data

   The following selected consolidated financial data as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 have been derived from the Company's audited Consolidated Financial Statements included elsewhere herein. The selected consolidated financial data as of December 31, 1996, 1997 and 1998 for the years ended December 31, 1996 and 1997 have been derived from audited historical consolidated financial statements of the Company covering those dates and periods. The information should be read in conjunction with the Consolidated Financial Statements and Notes and "Item 5. Operating and Financial Review and Prospects" appearing elsewhere in this Annual Report.

   The Company's Consolidated Financial Statements have been prepared in accordance with international accounting standards, which, for purposes of the Company's Consolidated Financial Statements, are substantially consistent with U.S. GAAP except as set forth in Note 24 to such financial statements.

                     Consolidated Statements of Operations
      (In Thousands of U.S. Dollars Except For Shares and Per Share Data)
                            (Year Ended December 31)


                                                                 1996          1997         1998          1999          2000
                                                                 ----          ----         ----          ----          ----
STATEMENT OF INCOME DATA:
  Revenues:
   International express ..................................   $   30,798    $   36,556   $   43,629    $   46,160    $    47,755
   Freight forwarding .....................................       15,186        21,697       28,804        34,525         41,110
   Domestic express (1) ...................................        2,880         3,967        6,456         9,332         11,579
   MED ....................................................        1,078         1,833        2,153         2,619          3,313
   Other (2) ..............................................        2,333         2,277        2,569         2,492          2,758
                                                              ----------    ----------   ----------    ----------    -----------
    Total revenues ........................................       52,275        66,330       83,611        95,128        106,515
  Shipping costs...........................................       28,080        35,471       44,795        50,352         57,175
  Gross profit.............................................       24,195        30,859       38,816        44,776         49,340
  Operating expenses.......................................        9,796        10,682       12,616        13,177         13,947
  Selling, general and administrative expenses.............       12,003        17,278       22,462        26,868         29,598
  Operating income.........................................        2,396         2,899        3,738         4,731          5,795
  Share of loss from investment in affiliate...............            0             0            0             0           (783)
  Interest income..........................................            0           365          571           491            497
  Interest expense.........................................         (102)          (65)        (130)          (90)           (78)
  Gain (loss) on sale of fixed assets......................           14           (44)          (5)          (24)           (23)
  Exchange gain (loss).....................................          (13)          (37)         (40)          (80)            22
  Other income (loss)......................................           71           142           14            15             80
                                                              ----------    ----------   ----------    ----------    -----------
  Income before income taxes...............................        2,366         3,260        4,148         5,043          5,510
  Provision for income taxes...............................         (157)         (170)        (292)         (377)          (345)
  Minority interests.......................................         (162)           31           (1)         (457)          (313)
                                                              ----------    ----------   ----------    ----------    -----------
  Net income...............................................   $    2,047    $    3,121   $    3,855    $    4,209    $     4,852
                                                              ==========    ==========   ==========    ==========    ===========
  Earnings per common share
   Basic...................................................   $     0.64    $     0.71   $     0.81    $     0.86    $      1.00
   Diluted.................................................   $     0.64    $     0.69   $     0.79    $     0.85    $      0.97
  Weighted average common shares outstanding
   Basic...................................................    3,184,939     4,396,811    4,746,066     4,876,732      4,875,120
   Diluted.................................................    3,184,939     4,523,047    4,867,945     4,961,453      4,976,902
  Cash Dividends Per Share Declared........................            -             -            -             -            ---
US GAAP
  Operating income.........................................        2,396         2,899        2,884         4,731          5,795
  Net income...............................................   $    2,047    $    3,121   $    3,001    $    4,209          4,852
  Earnings per common share
   Basic...................................................   $     0.64    $     0.71   $     0.63    $     0.86    $      1.00
   Diluted.................................................   $     0.64    $     0.69   $     0.62    $     0.85    $      0.97

---------------
(1) Domestic express revenues are derived from the intra-country delivery of packages, primarily by ground transportation.
(2) Other revenue derived from the Company's re-mail, travel and tourism and special services.

                        Consolidated Balance Sheet Data
                         (In Thousands of U.S. Dollars)

BALANCE SHEET DATA:
  Working capital.............................................................    $ 6,650   $13,596    $21,108    $23,387   $25,639
  Total assets................................................................     19,372    30,704     41,320     46,362    53,555
  Total liabilities...........................................................     10,463    12,960     13,945     15,190    16,536
                                                                                  -------   -------    -------    -------   -------
  Total shareholders equity...................................................    $ 8,653   $16,759    $25,975    $29,416   $34,960
                                                                                  =======   =======    =======    =======   =======

                                  RISK FACTORS

   Investing in the Company's securities is very risky. You should be able to bear a complete loss of your investment. To understand the level of risk, you should carefully consider the following risk factors, as well as the other information found in this form.

Risks Inherent in International Operations

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

Risks Relating to Operations in the Middle East

   The Company operates in 18 countries located in the Middle East. The Company derived 74% of 2000 revenue and substantially all of its operating profit from operations in the Middle East, and the risks of doing business in that region could adversely affect the Company. Such risks include the following:

 Political and Economic Factors

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

 Risks of Foreign Legal Systems

   Many of the countries where the Company operates and plans to operate have legal systems that differ from the United States legal system and may provide substantially less protection for foreign investors.

Effect of Postal Taxes and Other Payments

   In several Middle Eastern countries where the Company operates, it is required to pay taxes and/or royalties to the local postal authority. To the extent these taxes and/or royalties are increased, the Company's results of operations may be adversely affected.

Risks Associated with Geographic Expansion and New Lines of Business

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

Restrictions and Controls on Foreign Investments and Acquisitions of Majority Interests

   Foreign investment by the Company in local joint ventures or business acquisitions has been and will continue to be restricted or controlled to varying degrees. These restrictions or controls have and may continue to limit or preclude foreign investment in certain proposed joint ventures or business acquisitions or increase the costs and expenses of the Company in seeking to effectuate such a transaction. Various governments require governmental approval prior to investments by foreign persons and limit the extent of any such investment. In certain countries, the Company is required to conduct operations pursuant to an agency or sponsorship agreement. The loss of an agent or sponsor could result in the temporary or permanent cessation of operations in a particular country. There can be no assurance that the Company will be able to replace such agent or sponsor on favorable terms, if at all. Furthermore, various governments restrict investment opportunities by foreign persons in certain industries. Various governments may also require governmental approval for the repatriation of capital and income by foreign investors. Various governments have laws protecting local postal authorities. Although such approvals are usually given, there can be no assurance that such approvals will be forthcoming in the future. There can be no assurance that additional or different restrictions or adverse policies applicable to the Company will not be imposed in the future or, if imposed, as to the duration or impact of any such restrictions or policies. All remittances from subsidiaries to the Company are being denominated in U.S. Dollars. Subsidiaries, in some countries, have to seek governmental approval to transfer foreign currency abroad. Although such approvals are usually given, there can be no assurance that such approvals will be forthcoming in the future.

Reliance on Joint Ventures

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

Competition

   The Company faces strong competition in the Middle East and other regions in which it operates. The Company's ability to compete effectively depends principally upon price, frequency and capacity of scheduled service, extent of geographic coverage and reliability. Many of the Company's competitors have well established reputations and substantially greater financial and other resources available for expansion than the Company. The Company's principal express delivery competitors are DHL Worldwide Express, Federal Express Corporation, TNT Express Worldwide and United Parcel Service of America, Inc. The Company's principal freight forwarding competitors are Air Express International Corporation, Inc., Expeditors International of Washington, Inc. and MSAS Cargo International Ltd. There can be no assurance that the Company will be able to expand as rapidly as, or compete effectively against, its competitors.

Dependence on Key Employees

   The Company's growth and profitability are dependent upon, among other things, the abilities and experience of the Company's management team including Mr. William Kingson and Mr. Fadi Ghandour, the Company's Chairman and the Company's President, Deputy Chairman and Chief Executive Officer, respectively. Each of Mr. Kingson and Mr. Ghandour have entered into an employment agreement with the Company, each of which employment agreements are renewed annually unless either party gives notice of termination at least 30 days prior to the expiration of such period. However, these contracts do not guarantee that Mr. Kingson or Mr. Ghandour will continue their employment with the Company. The Company does not maintain "key-man" life insurance on either Mr. Kingson or Mr. Ghandour. If the services of Mr. Kingson or Mr. Ghandour or a number of the Company's executive officers were no longer available to the Company, the Company's business, financial condition and results of operations could be adversely affected.

Dependence on International Trade

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

Rights of Shareholders Under Bermuda and Jordanian Law

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

Item 4. Information on the Company

History and Development of the Company

   The Company's legal and commercial name is Aramex International Limited. Aramex International Limited was incorporated and operates under the laws of Bermuda on October 31, 1996 to be the successor to Aramex International Limited, a Hong Kong company, which was incorporated in February 1986 ("Aramex Hong Kong").

   The address of the Company's principal place of business is 2 Badr Shaker Alsayyab Street, Um Uthayna, Amman, Jordan, and its telephone number at that address is 962-6-5522192. The Company's mailing address is P.O. Box 960913, Amman, 11196, Jordan. The Company's registered agent in the United States is CT Corporation System located at 1633 Broadway, New York, New York 10019. The Company's Common Shares have been traded on the NASDAQ National Market since January 1997 and is currently traded under the symbol "ARMX."

   The Company is a provider of international and domestic express package delivery, freight forwarding, logistics and other transportation services primarily to, from and within the Middle East and the Indian Sub-Continent. Historically, the majority of the Company's business has been derived from its international express package delivery operations. The Company believes that these international express delivery operations, combined with its station network, have provided the Company with a solid infrastructure for the development of additional products, such as the Company's freight forwarding services, Middle East Direct Marketing ("MED") direct marketing and mail order catalog services and domestic express delivery services.

   Since its founding in 1982, the Company has expanded its station/office network to include 120 locations in 33 countries with approximately 2,411 employees (including 373 sub-contracted operations staff in India) as of April 1, 2001. From 1996 through 2000, the Company's total revenues increased from $52.3 million to $106.5 million and net income grew from $2.1 million to $4.9 million, respectively.

   The Company is a founding member of the Overseas Express Carriers Network, recently re-named as AirBorne Alliance, along with Airborne Freight Corporation ("Airborne"), the parent of Airborne Express, the third largest domestic air express delivery carrier in the United States and a 6.2% shareholder in the Company. Airborne Alliance is a global alliance among certain leading independent express companies that functions as a worldwide delivery network for its members. The Company utilizes the FOCUS tracking system, which is owned and operated by Airborne, for tracking and tracing of its express shipments worldwide.

   The Company has invested a total amount of approximately $0.5 million in constructing and equipping a new logistics facility at Queen Alia International Airport Free Zone in Amman. The logistics facility is approximately 16,125 square feet and includes warehousing space for 550 pallet positions, a dust-free and temperature controlled environment. The Company expects this logistics facility to become fully operational starting July 2001. The Company has also leased a second logistics facility, with approximately 28,541 square feet, at Jabal Ali in Dubai. The lease is for 15 years with a total rent of approximately $1.1 million for such lease period. The Dubai logistics facility will be equipped with what the Company believes will be a state-of-the-art logistics racking and storage system and logistics management technology. The Company expects this logistics facility to become fully operational starting July 2001. The Company intends to continue to make investments in technology systems to provide a strong platform for enhanced service and future growth.

   In May 2000, the Company purchased $1.25 million of equity in Commerce One Middle East ("CIME"), one of the first business-to-business internet portals in the Middle East. The Company expects to provide comprehensive e-commerce solutions to buyers and sellers on CIME market sites, including logistics/e-logistics services, express courier, freight forwarding and distribution and delivery services. In July 2000, the Company formed a new joint venture, Aregon Ltd., which is a business-to-business supply chain portal specializing in the Middle East and Indian Sub-Continent. The Company invested $2.0 million in Aregon, which is a partnership with Citibank, CIME and Makshaff Services Ltd. (a leading Saudi Arabian company) and other major investors from the Middle East. The Company expects that Aregon will launch its revenue generating business in early July 2001.

Business Overview

   Aramex is a provider of international and domestic express package delivery, freight forwarding, logistics and other transportation services primarily to, from and within the Middle East and the Indian Sub-Continent. A summary of the main products and services provided by the Company is included in the discussion below.

 International Express Delivery Service

   Express shipments consist of small packages, typically ranging in weight up to 110 pounds with time-sensitive delivery requirements. The Company offers its express delivery services on an international basis to both retail and wholesale express accounts and offers its customers the ability to track their shipments on the world wide web through the Company's web site (www.aramex.com). At December 31, 2000, the Company had approximately 31,000 retail express accounts and 530 wholesale express accounts. In order to satisfy its customers' needs for rapid tracing of express shipments, the Company provides, through the FOCUS system, an instantaneous worldwide on-line system linking all the Company's offices.

   The Company believes that its international express delivery business will experience its most significant growth through its retail customers in the Middle East and Indian Sub-Continent as a result of the Company's aggressive marketing of this business in an effort to generate additional revenue and improved margins. Retail express delivery customers include trading companies, pharmaceutical companies, banks, service and information companies and manufacturing and regional distribution companies, and is not concentrated in any one industry. Revenues from retail accounts were $32.8 million (or 31% of total revenues), $30.8 million (or 32.4% of total revenues) and $26.9 million (or 32.2% of total revenues) for 2000, 1999 and 1998, respectively.

   Wholesale express delivery customers consist primarily of express delivery companies (such as Airborne Express), which originate express packages that have a Middle Eastern destination and require Aramex's network in the region to deliver their shipments. The end-user remains a customer of Aramex's wholesale client. Revenues from wholesale accounts were $12.9 million (or 12% of total revenues), $13.0 million (or 13.7% of total revenues) and $14.8 million (or 17.7% of total revenues) for 2000, 1999 and 1998, respectively.

   The Company is a founding member of Airborne Alliance, which is a global alliance among certain express delivery companies that functions as a worldwide delivery network for its members. Airborne Alliance sets rates for deliveries by members in each of the member markets and establishes standards for service and performance. Airborne Alliance's members, who each have knowledge of their respective markets, conduct joint marketing efforts and participate in committees that meet periodically to address the operations of the network as a whole. Airborne Alliance's members in aggregate employ more than 30,000 people in 230 countries.

   The Company's international express delivery business, especially with the growth of the retail portion of such international express delivery business, serves as a foundation for the development of additional revenue products. The Company's retail express customer often becomes a freight forwarding or customized special services customer. The Company also markets services such as its MED mail order catalog services to its express delivery customer base.

 Freight Forwarding Services

   The Company offers a wide range of freight forwarding services, including air, land and ocean freight forwarding consolidation, warehousing, customs clearance and break-bulk services. Freight forwarding shipments typically have gross weights in excess of 50 kilograms, often require more handling and are normally less time-sensitive than express shipments. Aramex provides full "door to door" service from, to and within the Middle East and the Indian Sub-Continent. A significant portion of the Company's freight forwarding business involves consignee sales (imports) and, to a lesser extent exports.

   Aramex launched its freight forwarding business in 1987 at selected stations and in 1993 at every Aramex station. Revenues from the Company's freight forwarding operations were $41.1 million (or 39% of total revenues), $34.5 million (or 36.3% of total revenues) and $28.8 million (or 34.5% of total revenues) for 2000, 1999 and 1998, respectively. Whereas express shipments in the Aramex network virtually always pass through one of its three international hubs (Dubai, London, New York), freight forwarding shipments are routed direct from sender to destination by way of the commercial carrier routing that is best suited to the size, weight and time sensitivity of the shipment.

   The Company continued in 2000 to expand the ground transportation portion of its freight forwarding business. Ground transportation shipments typically consist of a wide range of materials, from small packages, high value electronics and computer equipment and other similar items to heavy machinery and household goods, that do not have as time-sensitive delivery requirements as packages sent by the Company's express delivery service and are delivered for lower costs than express delivery shipments. The Company usually delivers its ground transportation shipments by truck. The Company "wet-leases" the trucks it uses for these services. "Wet-leases" are leases from trucking companies of not only the trucks used but also the drivers and other personnel used.

   The Company started providing such ground transportation services in 1998 through trucking routes from Dubai, UAE to Riyadh, Saudi Arabia and Amman, Jordan. Throughout 1999 and 2000, the Company expanded its ground transportation network in the Arabian Gulf through adding additional trucking routes linking Dubai with Muscat, Oman, Kuwait City, Kuwait, Manama, Bahrain and Doha, Qatar. The Company has also established extensions from several of these cities to surrounding areas. The Company has focused the expansion of its ground transportation network in the Arabian Gulf due to its belief that such region constitutes a highly underdeveloped market with rising demand for ground transportation delivery services. The Company plans to further expand its ground transportation network in the Middle East according to local demand.

 Domestic Express Delivery Services

   The Company has developed an extensive network for the express delivery of small parcels and has the capability to pick-up and deliver shipments from city to city in every country in which it operates, thereby satisfying customers' local distribution and information needs. Customers for these domestic express delivery services include e-commerce-related businesses, local distributors, pharmaceutical companies, banks and a TV home shopping network. Domestic express revenues accounted for $11.6 million (or 11% of total revenues), $9.3 million (or 9.8% of total revenues) and $6.5 million (or 7.7% of total revenues) for 2000, 1999 and 1998, respectively.

 MED Direct Marketing and Mail Order Catalog Services

   In January 1996, the Company formally introduced its MED mail order catalog services at certain stations, also known as "Shop the World Direct Catalog Centers," in the Middle East. MED assists customers in selecting, ordering and delivering a broad variety of merchandise from the catalogs of retail and mail order companies based principally in the United States and Europe. Customers may place orders directly at MED locations or over the telephone by calling the Company's customer service representatives. The Company takes delivery of all orders at airport locations in New York City, London (UK) and Paris (France) and then delivers the product to the customer. The Company offers a limited guarantee on each purchase.

   The Company developed MED in response to Middle Eastern client requests to receive goods marketed through foreign catalogs. MED generates shipments of parcels throughout the Company's network in the Middle East, provides the Company with a platform by which it can cross-market its services and increase name recognition to an expanded customer base, and provides the Company with an additional source of revenue. The Company receives a commission on each MED product sale and generates shipping revenue on the delivery of the product to the customer. Revenue generated from such MED sales accounted for $3.3 million (or 3% of total revenues), $2.6 million (or 2.8% of total revenues) and $2.2 million (or 2.6% of total revenue) for 2000, 1999 and 1998, respectively.

   The Company operates MED locations in Jordan, Kuwait, Egypt, Lebanon, Qatar, Bahrain, United Arab Emirates, Palestinian Authority, and Saudi Arabia.

   At December 31, 2000, the Company had exclusive rights in several countries in the Middle East to sell and distribute, through MED, products offered by several American and European major catalogs, including J.C. Penney, Spiegel, Newport News, Littlewoods (UK), Kays (UK), and Trois Suisses (France). The Company plans to enter into more relationships with catalog companies by the end of 2001.

Sales and Marketing

   The Company markets its services through the efforts of its service and sales force of approximately 469 persons. Sales representatives educate consumers and businesses as to the Company's services through in-person meetings and demonstrations. The Company believes its personalized service differentiates it from its competition and provides the Company with a competitive advantage in its core markets. The Company has undergone a two-year quality review in order to be awarded a corporate International Standard Organization (ISO) quality certification, an international quality standard. Most of the Company's main subsidiaries are now ISO certified.

   The Company also generates brand awareness of its services and educates consumers as to the timeliness, reliability and costs of its services through targeted advertising. The Company maintains agreements with various regional publications whereby the Company provides courier services in exchange for advertising space. The Company also receives publicity through its participation and sponsorship of business, charity and sporting events.

Customers

   The Company has a diverse customer base, totaling over 31,530 accounts during 2000, which spans a broad geographic area, concentrated mainly in the Middle East, Europe, the Indian Sub-Continent and North America, and includes companies in a wide range of industries. Its customers, both retail and wholesale, are also diverse in terms of their service needs. The Company's customers are not concentrated in any one particular industry but typical customers include trading companies, pharmaceutical companies, banks, service and information companies, manufacturing and regional distribution companies and express companies. The broad range of services which the Company offers has developed in response to the growing diversity of its customers. The Company's customers make increasing use of the high value-added services provided by the Company, from express services to door-to-door airfreight forwarding to customized special services.

   The Company has both retail and wholesale customers. Retail customers, i.e. those who are serviced and billed directly by the Company, include both express and freight forwarding accounts. Wholesale customers consist primarily of express accounts. None of the Company's retail customers accounted for more than 5% of express delivery revenues, and none of its freight customers accounted for more than 5% of freight express revenues for the years ended 1999 and 2000, respectively.

Competition

   The express delivery and freight forwarding industry is highly competitive. The principal competitive factors within the international and domestic express delivery and freight forwarding industry include price, frequency and capacity of scheduled service, extent of geographic coverage and reliability. Many of the Company's competitors have well-established reputations and possess substantially greater financial, marketing, personnel and other resources than the Company. The Company's principal international express delivery competitors are DHL Worldwide Express, Federal Express Corporation, TNT Express, Inc. and United Parcel Service of America, Inc. The Company's principal freight forwarding competitors are Air Express International Corporation, Expeditors International of Washington, Inc. and MSAS Cargo International Ltd. In addition, the Company competes against other express delivery and freight forwarding companies, such as United Parcel Service of America, Inc., which are establishing or broadening their presence in the Middle Eastern express and freight forwarding markets. The Company competes primarily by seeking to offer customers a wide range of distinct delivery and transportation services, competitive pricing, a high level of service and on-time delivery. The Company believes its competitive position is enhanced by
(i) its strategy of becoming a "One Stop" solution provider for its clients' transportation needs; (ii) its knowledge of the Middle East based upon its 19 year presence in the region; (iii) its decentralized operation and team approach which allows local management to maximize its resources and customize operations to the needs of local customers; (iv) its strong management team; and (v) its emphasis on operating cost controls.

Employees

   As of April 1, 2001, the Company had 2,411 employees (including 373 sub-contracted operations staff in India) with 573 in administration, 996 in operations and 469 in service and sales. The Company also uses temporary employees as necessary. The Company's future success will depend, in part, on its ability to attract, retain and motivate qualified personnel. The Company believes that relations with its employees are good. None of the Company's employees are covered by labor contracts or other collective bargaining agreements. However, certain of the Company's subsidiaries are required by the labor law of each related country to provide indemnity payments to employees upon termination of such employee's employment. The benefit accrues to employees on a pro rata basis during their employment period and is based on each employee's current salary.

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

Organizational structure

   As of June 15, 2001, the following table presents the Company's corporate structure, the jurisdiction of incorporation of the Company's subsidiaries and the percentage of shares that it holds in those subsidiaries.


Subsidiaries                                               Percentage    Jurisdiction of Incorporation
  ------------                                             ----------    -----------------------------
Arab American Express Company Ltd. .....................       100%                  Jordan
Secretarial and Business Services Co. (Aramex) L.L.C. ..       100%                  Dubai
Arabian Express Courier, a subsidiary of Al Khalidia ...       100%                Abu Dhabi
Almana Trading Company .................................       100%                  Qatar
Yusuf Bin Ahmed Kanoo W.L.L. ...........................       100%                 Bahrain
Al-Awsat International Transport Company, Ltd.  ........        50%               Saudi Arabia
Aramex International Courier France ....................       100%                  France
Aramex (U.K.) International Courier, Ltd. ..............       100%              United Kingdom
Aramex International Courier of VA., Inc. ..............       100%      Commonwealth of Virginia (USA)
Aramex International Courier, Ltd. .....................       100%              New York (USA)
Global Venture Group for Trading .......................       100%                  Kuwait
Aramex (Hellas) International S.A. .....................       100%                  Greece
Aramex International Limited, Israel ...................       100%                  Israel
Ramallah Modern International Express Transport Co.  ...        51%                Palestine
Aramex International Limited ...........................       100%                Hong Kong
Middle East Direct Marketing Services Holding Limited ..        80%              Isle of Jersey
Fallouh for Trade and Express Shipping .................        60%                  Syria
Aramex International Courier Inc.--Canada ..............      19.5%                  Canada
Aramex SARL ............................................        50%                 Lebanon
Arab American Express Company ..........................        50%                 Lebanon
Aramex International Ltd./Ariha ........................       100%                Palestine
Arab American Clearance & Transport Company ............        90%                  Jordan
Aramex International Egypt .............................       100%                  Egypt


Subsidiaries                          Percentage   Jurisdiction of Incorporation
  ------------                        ----------   -----------------------------
Aramex Int'l Hava Kargo Ve Kurye
  A.S.............................        50%                  Turkey
Intercontinental Express Ltd. ....        50%                Bangladesh
Aramex Couriers India Private
  Ltd.............................        50%                  India
Aramex-Airborne Freight
  Corporation Lanka (Pvt) Ltd.....        50%                Sri Lanka
Aramex-Airborne Lanka Private
  Ltd.............................        50%                Sri Lanka
Aramex Cyprus Ltd. ...............       100%                  Cyprus
Safricour Company ................        70%                 Morocco
Arab Express Services ............       83.5%                 Jordan


   The following table provides a listing of the Company's stations and service providers (agents).


                  Aramex Stations and Service Providers/Agents


Country                  Principal Station     Other Significant Offices

Bahrain                  Manama
Bangladesh               Dhaka
Bulgaria                 Sofia
Canada                   Montreal
Cyprus                   Nicosia               Larnaca, Limassol
Egypt                    Cairo Main Office     Cairo Down Town, 10th of
                                               Ramadan,
                                               Alexandria, Heliopolis
Ethiopia                 Addis Ababa
France                   Paris
Greece                   Athens
Hong Kong                Hong Kong
India(1)                 Bombay                Bangalore, Calcutta, Delhi,
                                               Hyderbad, Madras
Israel                   East Jerusalem
Jordan                   Amman                 Aqaba, Irbid, Sahab
Kuwait                   Kuwait
Lebanon                  Beirut                Ain Mreisseh, Jounieh
Morocco                  Casablanca
Oman                     Muscat
Pakistan                 Karachi               Islamabad, Lahore
Palestinian
National Authority       Ramallah              Nablus, Gaza, Bethlehem
Qatar                    Doha
Saudi Arabia(2)          Jeddah                Riyadh, Dhahran
Sri Lanka                Colombo
Switzerland              Geneva
Syria                    Damascus              Latakia, Homs, Aleppo, Hama,
                                               Tartous
Turkey                   Istanbul              Ankara, Izmir
United Arab Emirates     Dubai
                                               Abu Dhabi
                                               Fujeirah, Al Ain, Jebel Ali,
                                               Sharjah
United Kingdom           London
United States            New York,
                                               Washington D.C.
Yemen                    Sana'a                Aden
---------------
(1) Excludes 23 other stations.
(2) Excludes 19 other stations.

Property, plants and equipment

   The Company's principal executive offices are located in Amman, Jordan. Such offices are leased by the Company under a one-year lease, renewable annually, commencing January 1996, for approximately 15,969 square feet of office space. Annual rent payments under the lease for each of 1999 and 2000 were approximately $109,000. The Company leases this space from ARAM International Investments, an investment company controlled by the Ghandour family. Fadi Ghandour is the Company's President, Deputy Chairman, Chief Executive Officer, Assistant Secretary and a Class 3 Director. Rula Ghandour, the spouse of Fadi Ghandour, is a Class 1 Director of the Company. Yousef Ghandour, the uncle of Fadi Ghandour, is the Managing Director of MED.

   The Company also leases 133 other facilities aggregating approximately 232,701 square feet of office space in 23 countries. The terms of such leases range from one to five years with the last lease to expire in December 2005. The aggregate annual rental under such leases was approximately $2.3 million for 2000.

   The Company believes its existing facilities are adequate to meet current needs and it does not anticipate any difficulty in negotiating renewals as leases expire or in finding other satisfactory space if existing facilities become unavailable. However, to effectuate the Company's expansion plans, the Company will have to lease additional facilities. The Company has no agreements for future facilities at this time and there can be no assurance that the Company will be able to secure such facilities on acceptable terms, if at all.

   The Company has invested a total amount of approximately $0.5 million in constructing and equipping a new logistics facility at Queen Alia International Airport Free Zone in Amman. The logistics facility is approximately 16,125 square feet and includes warehousing space for 550 pallet positions, a dust-free and temperature controlled environment. The Company expects this logistics facility to become fully operational starting July 2001. The Company has also leased a second logistics facility, with approximately 28,541 square feet, at Jabal Ali in Dubai. The lease is for 15 years with a total rent of approximately $1.1 million for such lease period. The Dubai logistics facility will be equipped with what the Company believes will be a state-of-the-art logistics racking and storage system and logistics management technology. The Company expects this logistics facility to become fully operational starting July 2001.

   The Company has capital lease obligations in respect of vehicles, telephone and computer equipment aggregating $0.8 million as of December 31, 2000. More information on the Company's capital lease obligations is available under note 10c in the Company's consolidated financial statements.

Litigation

   The Company is not currently subject to any material legal proceedings. The Company may from time to time become a party to various legal proceedings in the ordinary course of its business.

Item 5. Operating and Financial Review and Prospects.

Operating results

   Aramex is a provider of international and domestic express package delivery, freight forwarding, logistics and other transportation services primarily to, from and within the Middle East and the Indian Sub-Continent. Since its founding in 1982, the Company has expanded its station/office network to include 120 locations in 33 countries. From 1998 through 2000, the Company's total revenues increased from $83.6 million to $106.5 million and net income increased from $3.9 million to $4.9 million, respectively. The Company provides its international express delivery services from its main hubs in Dubai (UAE), London and New York and its freight forwarding and domestic express delivery services directly from sender to destination. The Company sells its services primarily to customers in the Middle East, Europe, Indian Sub-Continent and North America. Revenues are generally recognized at the source, i.e., by the station, which invoices the ultimate customer.

 Discussion of revenues and expenses

   International express revenues are derived from the Company's international express package delivery service. Freight forwarding revenues are derived from the Company's freight forwarding services, including air, land and ocean freight forwarding consolidation, warehousing and customs clearance services. Domestic express revenues are derived from the Company's intra-country delivery services. MED revenues are derived from the Company's direct marketing and mail order catalog service. Other revenues are derived from the Company's other special services, including airline ticketing, remail, travel and other corporate services. The Company recognizes revenues when shipments are completed. For "door to door" shipments revenues are recognized upon delivery of freight at the destination. For other shipments, revenues are recognized upon delivery of freight to the air carrier, at which time the revenue process is completed.

   As a non-asset based provider of transportation services, the Company's "cost of services" consists of purchased transportation on the most cost-effective and reliable mode of transportation available. Therefore, shipping costs include airline expenses, distribution expenses, inbound costs and freight forwarding and related expenses, the latter constituting the largest component of direct costs. The Company's operating expenses are primarily the expenses of the Company's stations and include salaries and fringe benefits, communication, vehicle expenses, operating material, printing and stationery, maintenance expenses, governmental fees and uniform expenses. Selling, general and administrative expenses include executive salaries, corporate overhead at the Company's general services office in Jordan and selling and marketing expenses for the Company as a whole.

 Company development and expansion

   In accordance with its growth strategy, the Company has strengthened its presence in the Indian Sub-Continent region, Turkey and Morocco through the following developments.

   1. The Company has converted local agency agreements to Company-controlled joint ventures in India and Sri Lanka as of April 1 and July 1, 1998, respectively. By doing so, the Company has consolidated the results of the 29 existing Aramex locations in India into its operations since April 1998. The Company increased its marketing efforts in this region and introduced the Company's customer team concept to these locations during 1998.

   2. The Company has converted its local agency agreement in Bangladesh into a Company controlled joint venture as of June 1, 1998. The Company, however, is in the process of restructuring its operations in Bangladesh due to various difficulties with the local partner, by either launching new operations in Dhaka or operating through an agent.

   3. In November 1998, the Company formed Aramex Int' Hava Kargo Ve Kurye A.S., a Company-controlled joint venture in Turkey that has been included in the Company's consolidated financial statements since its formation.

   4. In December 1998, the Company opened a new station in Morocco in connection with its strategic expansion program across North Africa.

   In addition to the existing trucking routes that link various cities in the Gulf and the Middle East, the Company plans to launch additional trucking routes in order to maximize customer satisfaction and achieve high efficiency levels. In developing a ground transportation delivery service linking the main cities in the Middle East, the Company expects to lower its airline costs by reducing airfreight movement and thereby offering customers the option of deferred service at lower prices. The Company believes the addition of such complementary businesses will strengthen the core express business of the Company.

   Historically, the majority of the Company's business has been derived from its international express package delivery operations. The Company believes that these international express operations, combined with the Company's station network, have provided the Company with a solid infrastructure for the development of additional revenue products. The Company has made significant investments over the past few years in training its personnel to sell and market its freight forwarding services at most of its stations. This has resulted in an increase in freight forwarding revenues of 20% from $28.8 million in 1998 to $34.5 million in 1999 and an increase of 19% from $34.5 million in 1999 to $41.1 million in 2000. The Company's strategy is to continue to identify additional revenue sources to add to its menu of products and services and diversify its revenue base, and increase market and client penetration with its existing clients. As part of that strategy, the Company started offering additional transportation and logistics services in 2000 by embarking on:

   1. development of an intra-Gulf region ground transportation network to fulfill the delivery needs of its growing electronic and computer supplier customer base in the region;

   2. the establishment of a new logistics facility at Queen Alia International Airport Free Zone in Amman with 16,125 square feet that includes warehousing space for 550 pallet positions, a dust-free warehouse and temperature control; and

   3. the establishment of a second logistics center in Jabal Ali in Dubai with 28,541 square feet area to be equipped with what the Company believes will be a state-of-the-art logistics racking and storage system and logistics management technology.

   Additionally, the Company plans to continue to develop and expand its MED direct marketing and mail order catalog services into a viable, complementary business to the Company's other businesses while creating an additional source of revenue for the Company's international express delivery business. The Company opened three additional MED locations in Saudi Arabia in 1998 and launched its targeted customer marketing plan during 1999 in order to secure a more solid customer base for MED services in the Saudi Market.

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

   As an offshore company incorporated in Bermuda, profits from operations of the Company's foreign subsidiaries are not subject to Bermudan taxes. Additionally, for certain of its operations in the Middle East, the Company is exempt from income taxes. As a result, the Company's consolidated effective tax rate for 2000 was 6.3%. As long as the Company continues to generate a similar portion of its operating profits from tax-free jurisdictions similar to many countries in the Middle East, the Company believes its effective tax rate will remain in the range of historical levels.

Differences in accounting principles

   The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). For purposes of these financial statements there is only one significant difference between the Company's accounting principles utilized and United States Generally Accepted Accounting Principles (US GAAP). Following is a description of this difference:

   During 1998 Mr. William Kingson, the Company's Chairman and Mr. Fadi Ghandour, the Company's President, Deputy Chairman, Chief Executive Officer, Assistant Secretary and a Class 3 Director, transferred 65,000 Common Shares of the Company as a gift to certain employees. Under US GAAP when a company's principal stockholder transfers a portion of his shares to one or more of its employees, the Company is required to account for such transfer as a compensation expense with an offsetting contribution to capital at the fair value of the shares transferred.

   Under IAS, there is no requirement to record such transfers as compensation expense, and accordingly the Company did not record the transfer of shares as an expense. There is no material difference between shareholders equity under IAS and US GAAP as a result of this matter.

Geographic breakdown of revenues

   The Company sells its services primarily to customers in the Middle East, Europe, Indian Sub-Continent and North America. Revenues are generally recognized at the source, i.e., by the station, which invoices the ultimate customer. The table below shows the breakdown of revenues (dollars in millions) by geographic region for 2000, 1999 and 1998.


                                                                                                        Domestic
                                                                     International      Freight         Express,          Total
                                                                        Express        Forwarding        MED &           Company
                                                                         (54%)           (31%)        Other (15%)        (100%)
2000                                                                 -------------    ------------    ------------    -------------
REGION
  ------                                                               $       %       $       %       $        %       $        %
Middle East .....................................................     53.1      75    31.1      76    17.2      87     101.4     77
Europe ..........................................................      8.0      11     3.1       8     0.2       1      11.3      9
North America ...................................................      3.4       5     3.4       8     0.1       1       6.9      5
Indian Sub-Continent & Far East .................................      6.2       9     3.5       8     2.2      11      11.9      9
Eliminations(1) .................................................    (22.9)     --      --      --    (2.1)     --     (25.0)    --
                                                                    ------    ----   -----    ----   -----    ----    ------   ----
    Total 2000 Revenues .........................................   $ 47.8    100%   $41.1    100%   $17.6    100%    $106.5   100%
                                                                    ======    ====   =====    ====   =====    ====    ======   ====



                                                                                                        Domestic
                                                                     International      Freight         Express,          Total
                                                                        Express        Forwarding        MED &           Company
                                                                         (49%)           (36%)        Other (15%)        (100%)
1999                                                                 -------------    ------------    ------------    -------------
REGION
  ------                                                               $       %       $       %       $        %       $        %
Middle East .....................................................     51.2      75    27.0      78    14.0      87      92.2     78
Europe ..........................................................      8.5      12     3.0       9     0.3       2      11.8     10
North America ...................................................      3.1       5     2.5       7     0.2       1       5.8      5
Indian Sub-Continent & Far East .................................      5.4       8     2.0       6     1.6      10       9.1      7
Eliminations(1) .................................................    (22.0)     --      --      --    (1.7)     --     (23.7)    --
                                                                    ------    ----   -----    ----   -----    ----    ------   ----
    Total 1999 Revenues .........................................   $ 46.2    100%   $34.5    100%   $14.4    100%    $ 95.1   100%
                                                                    ======    ====   =====    ====   =====    ====    ======   ====



                                                                                                        Domestic
                                                                     International      Freight         Express,          Total
                                                                        Express        Forwarding        MED &           Company
                                                                         (53%)           (34%)        Other (13%)        (100%)
1998                                                                 -------------    ------------    ------------    -------------
REGION
  ------                                                               $       %       $       %       $        %       $        %
Middle East .....................................................     48.8      75    22.9      80     9.7      88      81.5     78
Europe ..........................................................      9.5      15     3.1      10     0.3       1      12.7     12
North America ...................................................      3.2       5     2.3       8     0.3       3       5.8      6
Indian Sub-Continent & Far East .................................      3.4       5     0.5       2     0.8       8       4.8      4
Eliminations(1) .................................................    (21.2)     --      --      --      --      --     (21.2)    --
                                                                    ------    ----   -----    ----   -----    ----    ------   ----
    Total 1998 Revenues .........................................   $ 43.7    100%   $28.8    100%   $11.1    100%    $ 83.6   100%
                                                                    ======    ====   =====    ====   =====    ====    ======   ====

---------------
(1) Revenues between stations that are wholly-owned subsidiaries are priced at cost. Transactions with other affiliated stations are priced at cost plus 10%. All inter-company transactions have been eliminated in consolidation.

Seasonality

   The Company's business is seasonal in nature. Historically, the Company experiences a decrease in demand for its services during the first and third quarters, the post-winter holiday and summer vacation seasons. The Company traditionally experiences its highest volume in the fourth quarter due to the holiday season. The seasonality of the Company's sales may cause a variation in its quarterly operating results and a significant decrease in second or fourth quarter revenues may have an adverse effect on the Company's results of operations for that fiscal year. However, local Middle East and Islamic holidays vary on a year-to-year basis and, as a result, the Company's seasonality may shift over time.

Results of Operations

   The following table sets forth for the periods indicated the percentages of total revenues represented by certain items reflected in the Company's consolidated statements of income:


                                                                                                                    Years Ended
                                                                                                                    December 31,
                                                                                                                -------------------
                                                                                                                1998    1999   2000
                                                                                                                ----    ----   ----
                                                                                                                  %      %       %
Revenues:
 International express......................................................................................    52.2    48.5   44.8
 Freight forwarding.........................................................................................    34.4    36.3   38.6
 Domestic express...........................................................................................     7.7     9.8   10.9
 MED........................................................................................................     2.6     2.8    3.1
 Other......................................................................................................     3.1     2.6    2.6
    Total Revenues..........................................................................................     100     100    100
Shipping costs..............................................................................................    53.6    52.9   53.7
Gross profit................................................................................................    46.4    47.1   46.3
Operating expenses..........................................................................................    15.1    13.9   13.1
Selling, general and administrative expenses................................................................    26.9    28.2   27.8
Operating income............................................................................................     4.5     5.0    5.4
Income before income taxes..................................................................................     5.0     5.3    5.2
Provision for income taxes..................................................................................     0.3     0.3    0.3
Minority interests..........................................................................................     (--)   (0.5)   0.3
Net income..................................................................................................     4.6     4.4    4.6


 Comparison of year ended December 31, 2000 to year ended December 3l, 1999.

   Revenues. Consolidated revenues of the Company increased by $11.4 million, or 12%, to $106.5 million for the year ended December 31, 2000 from $95.1 million for the year ended December 31, 1999 for the reasons set forth below.

   International express revenues increased by $1.6 million, or 3%, to $47.8 million for 2000 from $46.2 million for 1999. Retail express revenue growth increased by 7% primarily due to the increase of business in India, Saudi Arabia and Dubai. The effect of this retail revenue growth on international express revenues overall was offset to some degree by a decrease in wholesale revenue from the West and Far East.

   Freight forwarding revenues increased by $6.6 million, or 19%, to $41.1 million for 2000, from $34.5 million for 1999. This increase was primarily as a result of increased growth in the Company's freight business in most of its core markets in the Middle East.

   Domestic express revenues increased by $2.3 million, or 24%, to $11.6 million for 2000 from $9.3 million for 1999, primarily as a result of the Company's continued growth in business in the Arabian Gulf and India.

   Revenues from the Company's direct marketing and mail order business increased by $0.7 million, or 26%, to $3.3 million for 2000 from $2.6 million for 1999. This increase was primarily as a result of continued growth in business in Egypt, Jordan and Saudi Arabia.

   Other revenues increased by $0.3 million, or 11%, to $2.8 million for 2000 from $2.5 million for 1999.

   Shipping Costs. Shipping costs increased by $6.8 million, or 14%, to $57.2 million for 2000 from $50.4 million for 1999 due to the growth in the Company's business.

   Gross Profit. Gross profit increased by $4.6 million, or 10%, to $49.3 million in 2000 from $44.8 million in 1999.

   Operating Expenses. Operating expenses increased by $0.8 million, or 6%, to $14.0 million in 2000 from $13.2 million for 1999 due to the growth in the Company's business. As a percentage of total revenues, however, operating expenses decreased to 13% for 2000 revenues from 14% for 1999 revenues.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $2.7 million, or 10%, to $29.6 million in 2000 from $26.9 million for 1999 due to the growth in the Company's business.

   Operating Income. As a result of the above factors, operating income increased by $1.1 million, or 23%, to $5.8 million in 2000 from $4.7 million in 1999.

   Other Income. Other income decreased by $0.6 million, or 200%, to ($0.3) million in 2000 from $0.3 million in 1999.

   Net Income. As a result of the above factors, net income increased by $0.6 million, or 15%, to $4.9 million for 2000 from $4.2 million for 1999.

   Earnings Per Common Share. Basic earnings per share increased by $0.14 per share, or 16%, to $1.00 per share for 2000 from $0.86 per share for 1999 and diluted earnings increased by $0.12 per share, or 14%, to $0.97 per share for 2000 from $0.85 per share in 1999.

 Comparison of year ended December 31, 1999 to year ended December 3l, 1998.

   Revenues. Consolidated revenues of the Company increased by $11.5 million, or 14%, to $95.1 million for the year ended December 31, 1999 from $83.6 million for the year ended December 31, 1998 for the reasons set forth below.

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

   Other revenues decreased by $77,000, or 3%, from $2.6 million in 1998 to $2.5 million in 1999.

   Shipping Costs. Shipping costs increased by $5.6 million, or 12%, to $50.4 million for 1999 from $44.8 million for 1998 due to the growth in the Company's business.

   Gross Profit. Gross profit increased by $6 million, or 15%, to $44.8 million in 1999 from $38.8 million in 1998.

   Operating Expenses. Operating expenses increased by $0.6 million, or 4%, to $13.2 million in 1999 from $12.6 million for 1998 due to the growth in the Company's business. As a percentage of total revenues, however, operating expenses decreased to 14% for 1999 revenues from 15% for 1998 revenues.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $4.4 million, or 20%, to $26.9 million in 1999 from $22.5 million for 1998. Selling expenses decreased to approximately 6% of total 1999 revenues from approximately 7% of total 1998 revenues while general and administrative expenses increased to 22% of total 1999 revenues. The increase in selling, general and administrative expenses is primarily due to increased depreciation expense resulting from the continued investments in purchases of property, plant and equipment, the increased amortization of goodwill and the contribution of joint ventures launched in 1998.

   Operating Income. As a result of the above factors, operating income increased by $1.0 million, or 26.6%, to $4.7 million in 1999 from $3.7 million in 1998.

   Other Income. Other income decreased to $0.3 million in 1999 from $0.4 million in 1998.

   Net Income. As a result of the above factors, net income increased by $0.3 million, or 9%, to $4.2 million for 1999 from $3.9 million for 1998.

   Earnings Per Common Share. Basic earnings per share increased by $0.05 per share, or 6%, to $0.86 per share for 1999 from $0.81 per share for 1998 and diluted earnings increased by $0.06 per share, or 8%, to $0.85 per share for 1999 from $0.79 per share for 1998.

 Impact of Inflation and Currency Fluctuations

   The Company does not believe that inflation or currency fluctuations have had a material adverse effect on revenues and results of operations. However, demand for the Company's services is influenced by general economic conditions, including inflation and currency fluctuations. Periods of economic recession, high inflation or the devaluation of currencies in countries in which the Company operates could have a material adverse effect on the express and freight forwarding industry and the Company's results of operations.

 Impact of governmental various restrictions and policies

   This information has been disclosed elsewhere throughout this Annual Report. Please see "Item 4. Information on the Company" for further disclosure on this matter.

Liquidity and capital resources

   The Company's primary capital requirements to date have been funding its accounts receivable, expansion of its station network and financing its investments in e-commerce related businesses (CIME and Aregon). The requirements have been met primarily by internally generated funds, banks financing and proceeds from the Company's 1996 private sale of Common Shares to Airborne, the Company's 1997 initial public offering and the Company's 1998 secondary public offering.

   On January 13, 1997, the Company completed an initial public offering of 1,000,000 Common Shares at a price of $7.00 per share. The net proceeds of this issue received by the Company (after deducting underwriting discounts, commissions and other costs associated with the offering) were approximately $5.0 million. The Company also completed a secondary public offering on May 6, 1998 of 1,000,000 Common Shares on the NASDAQ National Market at a price of $13.125 per share, of which 500,000 shares were offered by the Company and 500,000 shares were offered by certain selling shareholders. The Company received approximately $5.70 million in net proceeds from the secondary offering (after deducting underwriting discounts, commissions and other costs associated with the offering). The Company used the net proceeds from its initial and secondary public offerings (i) to expand into existing and emerging markets by acquiring ownership interests or increasing existing participation interests in certain subsidiaries and local service providers,
(ii) to open additional MED locations, (iii) to invest in technology and systems infrastructure, (iv) to acquire additional vehicles for operation of domestic and cross border ground transportation, (v) to finance the Company's share repurchase plan, and (vi) to invest in e-commerce related companies.

   All remittances from subsidiaries to the Company are denominated in U.S. Dollars. Subsidiaries, in some countries, have to seek governmental approval to transfer foreign currency abroad. Although such approvals are usually given, there can be no assurance that such approvals will be forthcoming in the future.

   The Company has from time to time experienced a need for cash to fund its receivables and sourced such needs with bank overdrafts and/or available credit under its lines of credit. The Company maintains several lines of credit with various banks aggregating $0.6 million, $0.4 million and $0.2 million at December 31, 2000, 1999 and 1998, respectively. The Company had $0.6 million, $0.4 million and $0.2 million outstanding under these lines of credit at December 31, 2000, 1999 and 1998, respectively. The remaining amounts due to banks of $0.05 million, $0.1 million and $0.2 million due at December 31, 2000, 1999 and 1998, respectively, represent bank overdrafts. The weighted average interest rates on the Company's lines of credit were 11.8%, 10.8% and 8.5% at December 31, 2000, 1999 and 1998, respectively.

   The Company's working capital was $25.6 million at December 31, 2000, as compared to $23.4 million at December 31, 1999. The Company's cash balances were $9.1 million at December 31, 2000 as compared to $8.9 million at December 31, 1999, and $10.3 million at December 31, 1998. Net cash from operating activities was $6.1 million at December 31, 2000 as compared to $4.0 million at December 31, 1999, and $2.8 million at December 31, 1998. The increase in net cash from operating activities in 2000 compared to 1999 was primarily due to the increase in net income and the lower increase in accounts' receivable.

   Net cash used in investing activities was $5.6 million at December 31, 2000 as compared to $4.4 million at December 31, 1999, and $4.3 million at December 31, 1998. Purchases of property, plant and equipment amounted to $2.4 million during 2000 year primarily due to the Company's continued investment in technology and expansion in Saudi Arabia.

   Net cash from financing activities was ($0.2) million at December 31, 2000 as compared to ($0.9) million at December 31, 1999, and $5.2 million at December 31, 1998. On September 18, 1998 the Company announced a share repurchase program to acquire up to 200,000 Common Shares. According to the program, shares will be purchased in open market or private transactions and the purchased shares will be cancelled. The Company purchased 31,000 shares at an aggregate cost of $0.3 million during 1998, 30,000 shares during 1999 at an aggregate cost of $0.3 million, and no shares during 2000.

   The Company leases office space and office and transportation equipment under various operating leases, some of which are renewable annually. Rent expense related to these leases amounted to $2.3 million, $2.0 million and $1.7 million for 2000, 1999, and 1998, respectively.

   The Company expects its capital commitments for 2001 to relate to the expansion of the Company's facilities in the Indian Sub-Continent, development of logistics centers and additional investments in technology and information systems to support the Company's growth. The Company believes that cash flows from operations and borrowing capacity should be sufficient to fund the Company's operations for the foreseeable future.

Research and development, patents and licenses, etc.

   The Company has not been involved in any material research and development activities.

Trend information.

   Trends, uncertainties and events, which could have a material impact on the Company's turnover, operating profit and liquidity and capital resources, are discussed above in "Item 4. Information on the Company" and in "Item 5. Operating and Financial Review and Prospects--Company development and expansion."

   The Company's growth strategy includes the following key elements:

      Expand Market Geographic Presence. The Company continues to implement a strategy focused on expanding its geographic presence and market in the Middle East, the Indian Sub-Continent, and other contiguous emerging markets. Most of these emerging markets are characterized by large populations and growing economies which are liberalizing and opening their markets to local and foreign investment. By expanding its distribution network in these regions, the Company's management believes it can (i) enhance its regional market and presence; (ii) expand its customer base; and
   (iii) reduce its geographic revenue concentration.

      Provide Total Transportation Solutions. The Company plans to continue to capitalize on its reputation as a quality service provider of total transportation solutions in its markets. A large part of this strategy involves the continued development by the Company of customized solutions for its clients in the areas of (i) logistics management; (ii) multi-modal regional transportation and distribution

   (offering the options of express air freight, air freight forwarding, and ground distribution); (iii) inventory management; and (iv) local warehousing. The Company's "One Stop Shop" approach is designed to provide its customers within a total solution for their everyday transportation needs.

      Continue Emphasis on Technology. The Company continues to invest in technology as a vehicle to enhance service, increase sales and foster growth. The Company believes that continuing improvements in its communications network and information systems, such as linking all of the Company's offices via an on-line, real time communications network and the ability of customers to have direct connectivity to the Company's network, will yield continued improvements in operations and customer service and improve the Company's results of operations.

      Market its Services through Aramex Teams. The Company plans to continue to market its services through cross functional personalized customer teams which possess the marketing skills, local market knowledge, service expertise and industry experience necessary to identify and effectively address individual client's transportation needs at each of its stations. This strategy is intended to provide each station with the flexibility and independence necessary to customize operations and solutions for the needs of local customers.

      Grow Through Strategic Alliances and Acquisitions. The Company has established strategic relationships with a variety of industry participants through its participation in Airborne Alliance and through its agency, sponsorship and joint venture partners. The Company plans to continue to pursue strategic alliances and may acquire complimentary businesses in order to expand the distribution of its services, maximize penetration in new and existing geographic markets, expand the range of commercial services based upon its technology and infrastructure and increase name recognition.

      Establish itself as a leading provider of e-commerce and e-fulfillment solutions. In May 2000, the Company purchased $1.25 million of equity in CIME, one of the first business-to-business internet portals in the Middle East. The Company expects to provide comprehensive e-commerce solutions to buyers and sellers on CIME market sites, including logistics/e-logistics services, express courier, freight forwarding and distribution and delivery services. In July 2000, the Company formed a new joint venture, Aregon Ltd., which is a business-to-business supply chain portal specializing in the Middle East and Indian Sub-Continent. The Company invested $2.0 million in Aregon, which is a partnership with Citibank, CIME and Makshaff Services Ltd. (a leading Saudi Arabian company) and other major investors from the Middle East. The Company expects that Aregon will launch its revenue generating business in early July 2001.

Item 6. Directors, Senior Management and Employees

Directors and senior management

   The following sets forth the directors, executive officers and key employees of the Company, positions and offices held by each such person, and the period each such person has held such position.

Name                                                 Age                                   Position
----                                                 ---                                   --------
William S. Kingson .........................          61    Chairman of the Board and Class 2 Director since 1996 and Chairman of the Board and Director of predecessor entities since 1982
Fadi Ghandour ..............................          42    President, Deputy Chairman, Chief Executive Officer, Assistant
                                                            Secretary and a Class 3 Director since 1996 and of predecessor entities since 1982
Rula Ghandour ..............................          43    Class 1 Director since 1996 and Director of predecessor entities since
                                                            1982
Safwan Masri ...............................          39    Class 1 Director since July 2000
Ayed Al-Jeaid ..............................          45    Class 2 Director since April 1997
Hazem Malhas ...............................          41    Class 3 Director since May 2001
Henry Azzam ................................          52    Class 2 Director since May 2001
Frank F. Mountcastle, III ..................          36    Class 1 Director since May 2001
Safwan Tannir ..............................          52    Senior Vice President - Freight Forwarding since December 1996
Camille Tam Nasrallah ......................          55    Senior Vice President - Gulf and Indian Sub-Continent since December
                                                            1996
Emad Shishtawi .............................          43    Vice President - Finance since December 1996
Adrian Horsely .............................          36    Vice President - Operations and Logistics since October 2000
Osama Fattaleh .............................          35    Vice President - Near East since May 1999
Yousef Ghandour ............................          52    Managing Director of MED since 1994
Basem Malhas ...............................          39    Vice President - Information Technology since December 1997.
Iyad Kamal .................................          33    General Manager - E-services since October 2000
Bashar Obeid ...............................          29    Group Financial Controller since January 1998.

---------------

   Mr. Kingson is also President of New York based SR-71 Corporation.

   Dr. Masri has been a Professor since 1988, and Vice Dean since 1993, at the Graduate School of Business at Columbia University in New York. He earned his Bachelors of Science degree in Industrial Engineering from Purdue University in 1982; his Masters of Science in Industrial Engineering also from Purdue in 1984; and his Ph.D in Industrial Engineering and Engineering Management from Stanford University in 1988. Professor Masri is an award-winning professor whose primary teaching activities are in the areas of operations management, supply chain management, international business and technology management. He has held teaching positions at Stanford University, Santa Clara University, and INSEAD in France.

   Mr. Ayed Al-Jeaid is Chief Executive Officer of Makshaff Services, Ltd., a holding company for various aviation and media interests in Saudi Arabia and worldwide.

   Mr. Malhas is Chief Executive Officer of Aregon, an affiliate company. He joined the Company in 1986 as Freight Forwarding Sales Manager in the Company's Amman, Jordan office. During 1987, he was Country Manager for Jordan. From 1987 to 1993, he served as Vice President - Operations and Planning. From 1993 to 1996, he served as Vice President and Chief Operating Officer - Express Division. From 1996 to 2000, he was the Chief Operating Officer of the Company. Mr. Malhas resigned from the Company in October 2000 to become the Chief Executive Officer of Aregon.

   Dr. Azzam is Chief Executive Officer of Jordinvest, a regional investment bank based in Jordan. He was educated at the American University of Beirut (BA and MA degrees in Economics) and later earned a Ph.D in Economics from the University of Southern California, Los Angeles in 1976. Dr. Azzam is the author of four books discussing the economies of the Middle East and Gulf regions. He is also a member of the International Group of Commercial Bank Chief Economists (a selected group of 25 chief economists of the major financial institutions worldwide). Before joining Jorinvest, Dr. Azzam was chief economist and managing director of the Middle East Capital Group. He is also Chairman of MobileCom, Jordan's 2nd largest cellular phone operator.

   Mr. Mountcastle is currently a managing director and head of the Logistics and Transportation Services Investment Banking Group at BB&T Capital Markets, a division of Scott & Stringfellow, Inc. From 1987 to 1991, Mr. Mountcastle was a commercial lender at First Union National Bank. From 1993 to 1997, Mr. Mountcastle was an investment banker with A.G. Edwards & Sons, Inc. He received a B.A. in History from the University of Virginia and an M.B.A. from the University of Virginia's Darden School.

   Mr. Tannir joined the Company in 1986 as General Manager of Air Cargo Jordan, the predecessor to the Company's freight forwarding network. From 1986 to 1990 he served as Vice President - Marketing and Sales and Vice President Middle East. From 1990 to 1996, he served as Vice President and Chief Operating Officer - Freight Division.

   Mr. Nasrallah joined the Company in 1988 as General Manager UAE and served as Vice President - Gulf and Indian Sub-Continent until 1993. From 1993 to 1996, he served as Vice President - Corporate Affairs.

   Mr. Shishtawi joined the Company in 1984 as Accountant in the Amman corporate office and was later promoted to Financial Manager. From 1988 to 1992 he served as Controller. From 1992 to 1996 he served as Accounting and Finance Manager.

   Mr. Horsley started his career in the express delivery and freight forwarding industry in 1978 as an on-board courier. He joined Airborne Express in 1984 where he held various management positions including Express Service Manager for Europe, Middle East and Africa and Network Service Manager. Mr. Horsley resigned from Airborne and joined Aramex in October 2000.

   Mr. Fattaleh joined the Company in 1987 as Operations Manager. From 1991 to 1994 he served as Station Manager and then was promoted to Country Manager.

   Mr. Yousef Ghandour joined the Company in 1994 as Managing Director of MED.

   Mr. Malhas joined the Company in 1989 when he held the position of IT Manager. In 1992 he became the General Manager of Information Technology.

   Mr. Kamal joined the Company in 1991 as the Company's OEC Coordinator stationed in Jordan and was then promoted to become Express and Quality Manager in 1995.

   Mr. Obeid joined the Company in 1993 as an Accountant and was then promoted to Financial Controller.

   There are no family relationships among directors and executive officers of the Company, except for Mr. Fadi Ghandour and Ms. Rula Ghandour, who are husband and wife, Mr. Yousef Ghandour, who is Mr. Fadi Ghandour's uncle and Mr. Basem Malhas and Mr. Hazem Malhas, who are brothers.

   Airborne, based on its Stock Purchase Plan, was granted the right to nominate one director to the Company's Board of Directors and Mr. Roy Liljebeck became the director from Airborne in April 1997. In May 2000, however, Mr. Roy Liljebeck submitted his resignation from the Company's Board of Directors and Airborne elected not to replace him thereafter. In October 2000, Mr. Hazem Malhas, a former officer of the Company, resigned from Aramex to become the Chief Executive Officer of Aregon, an affiliate of the Company and was later appointed as a member on the Company's Board of Directors. Mr. Malhas was appointed a director of the Company in May 2001.

Compensation of directors, senior management and employees

   Certain directors of the Company receive additional remuneration for serving on the Board of Directors. The aggregate amount of compensation paid or accrued by the Company and its subsidiaries to all directors, officers and key employees of the Company who held office at any time during the fiscal year ended December 31, 2000 (17 persons) was $938,735 excluding options granted to purchase 6,000 Common Shares at an exercise price of $7.00 per share. 50% of these options vested on grant date and the remaining 50% vested on March 7, 2001. These options are exercisable for a period of ten years from the grant date. None of such persons is entitled to any pension, retirement or similar benefits of the Company.

   In addition, certain directors and executive officers earn compensation through entities, which provide services to the Company. See "Item 7. Major Shareholders and Related Party Transaction."

Board practices

   The current terms of office for directors is divided into three classes and expires as follows: Class 1, at the 2003 annual general meeting of shareholders; Class 2, at the 2001 annual general meeting of shareholders and Class 3, at the 2002 annual general meeting of shareholders. Thereafter, the term of office of each director will expire at the third annual meeting of shareholders following his or her election. Officers of the Company are appointed by the Board of Directors and serve until their successors are duly appointed and qualified. None of the Company's director is entitled to any pension, retirement or similar benefits of the Company.

   Messrs. Masri, Azzam and Mountcastle are members of the Audit Committee, which is responsible for making recommendations to the Board of Directors concerning the selection of independent auditors, reviewing the results and scope of the audit and reviewing and evaluating the Company's audit and control functions.

Employees

   The following table provides the number of persons employed by the Company by main category of activity. Average yearly information is provided for the last three years.


Category of Activity
--------------------                                                                    2000 Average    1999 Average   1998 Average
                                                                                        ------------    ------------   ------------
Operations(1).......................................................................        1,248(2)       1,001             875
Service & Sales.....................................................................          438            494             582
Administration......................................................................          540            425             343
                                                                                            -----          -----           -----
 Total..............................................................................        2,226          1,920           1,800
                                                                                            =====          =====           =====

---------------
(1) Including sub-contracted operations staff in India.
(2) Number of sub-contracted operations staff in India was 373 as of April 1, 2001. All such staff were temporary employees as of such date and the date of this Annual Report.

Share ownership

   The following table lists the details of share ownership by the Company's directors, executive officers and key employees as of June 15, 2001. All of the information with respect to beneficial ownership of the Common Shares is given to the best of the Company's knowledge and has been furnished in part by the respective directors and executive officers.

   As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 15, 2001 through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 4,883,091Common Shares outstanding as of June 15, 2001.


                             Number of Common Shares      Percentage of Common
Name                           Beneficially Owned      Shares Beneficially Owned
  ----                         ------------------      -------------------------
William S. Kingson (1) ..           1,331,600                     26.7%
Fadi Ghandour(2) ........           1,325,055                     26.6%
Rula Ghandour(3) ........           1,325,055                     26.6%
All Directors, officers
  and key employees as a
  group (17 persons)
  (1)(2).................           2,745,630                     53.7%

---------------
(1) Includes 100,000 Common Shares issuable upon exercise of incentive stock options held by Mr. Kingson having an initial exercise price of $7.70, which expire 50% in January 2002 and 50% in July 2002.
(2) Includes (a) 618,750 Common Shares owned by Mr. Fadi Ghandour's spouse, Ms. Rula Ghandour and (b) 100,000 Common Shares issuable upon exercise of non-qualified options held by Mr. Ghandour having an exercise price of $7.00, which expire 50% in January 2007 and 50% in July 2007.
(3) Includes (a) 100,000 Common Shares issuable upon exercise of non-qualified options held by Ms. Ghandour's spouse, Mr. Fadi Ghandour, having an exercise price of 7.00, which expire 50% in January 2007 and 50% in July 2007 and (b) 606,305 Common Shares held of record by Ms. Ghandour's spouse, Mr. Fadi Ghandour.

   Other than warrants issued in connection with the Company's initial public offering and options granted under the Company's Stock Option Plan, there are no other rights, warrants or options presently outstanding pursuant to which additional Common Shares could be issued.

   In connection with the Company's initial public offering, the Company sold to the underwriters of the initial public offering, for an aggregate purchase price of $100.00, warrants to purchase up to 100,000 Common Shares at an exercise price per share equal to $8.40 (the "Warrants"). The Warrants are not redeemable and are exercisable during the four-year period commencing January 13, 1998. The Warrants provide, subject to certain conditions, for a period of four years commencing on January 13, 1998, one "demand" registration right and certain "piggy back" registration rights.

   On December 19, 1996 the Board of Directors of the Company established the Aramex International Limited Stock Option Plan (the "Plan") for employees and consultants of the Company and its subsidiaries and for non-employee members of the Board of Directors of the Company. The Plan permits the granting of both incentive stock options and nonqualified stock options. A total of 400,000 Common Shares were authorized for issuance under the Plan. As of June 15, 2001, stock options to purchase 280,500 Common Shares were outstanding under the Plan and stock options to purchase 230,250 Common Shares were held by all directors and officers of the Company as a group (17 persons).

   The Plan is administered by a committee of non-employee members of the Board of Directors (the "Committee"). Subject to the terms of the Plan, the Committee has the sole discretion to determine the persons to whom options will be granted and the terms and conditions of such options. However, the option price can not be less than 100% of the fair market value of the Company's Common Shares on the date of the grant. In the case of an incentive stock option recipient possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries, the option price shall not be less than 110% of the fair market value of the Company's Common Shares on the date of the grant.

   On January 13, 1997, Mr. Kingson was granted incentive stock options to purchase 100,000 Common Shares at an option price of $7.70 per share. Each of Mr. Kingson's options are exercisable for a period of five years from the date of vesting. Fifty percent of these options vested on January 13, 1997 and the other fifty percent vested on July 13, 1997.

   On January 13, 1997, Mr. Ghandour was granted non-qualified stock options to purchase 100,000 Common Shares at an option price of $7.00 per share. Mr. Ghandour's options are exercisable for a period of ten years from the date of vesting. Fifty percent of these options vested on January 13, 1997 and the other fifty percent vested on July 13, 1997.

   On January 13, 1997, stock options to purchase an aggregate of 100,000 Common Shares at an option price of $7.00 per share were granted to 139 persons, including the Company's executive officers (other than

Messrs. Kingson and Ghandour), employees and consultants. These options will vest over a five-year period on the basis of one-quarter each year following the first year anniversary of the grant of such option. Of these options, options to purchase 30,250 Common Shares were granted to executive officers of the Company, excluding Messrs. Kingson and Ghandour.

   Options to purchase 8,000 Common Shares were granted to certain employees and directors of the Company in December 2000 as follows:

   1. Options to purchase 6,000 Common Shares at an exercise price of $7.00 per share. 50% of these options vested on grant date and the remaining 50% vested on March 7, 2001. These options are exercisable for a period of ten years from the grant date.

   2. Options to purchase 2,000 Common Shares at an exercise price of $7.97 per share. These options will vest over a five-year period on the basis of one-quarter each year following the first year anniversary of the grant of such option. These options are exercisable over a five-year period from the grant date.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders

   The Company is not controlled or owned by another corporation or foreign government. The following table sets forth information as of June 15, 2001 with respect to each person known to the Company to own more than 5% of the Company's Common Shares.

   As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 15, 2001 through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 4,883,091 Common Shares outstanding as of June 15, 2001.


                                                   Number of Common Shares      Percentage of Common
Identity of Person Or Group                           Beneficially Owned      Shares Beneficially Owned
  ---------------------------                         ------------------      -------------------------
William S. Kingson(1) ..........................          1,331,600                     26.7%
Fadi Ghandour(2) ...............................          1,325,055                     26.6%
Rula Ghandour(3) ...............................          1,325,055                     26.6%
AirBorne Freight Corporation ...................            304,688                      6.2%
Austin W. Marxe & David M. Greenhouse ..........            318,500                      6.5%
Wasatch Advisors Inc. ..........................            275,200                      5.6%
Scudder Stevens & Clark Inc. ...................            257,900                      5.3%

---------------
(1) Includes 100,000 Common Shares issuable upon exercise of incentive stock options held by Mr. Kingson having an initial exercise price of $7.70, which expire 50% in January 2002 and 50% in July 2002.
(2) Includes (a) 618,750 Common Shares owned by Mr. Fadi Ghandour's spouse, Ms. Rula Ghandour and (b) 100,000 Common Shares issuable upon exercise of non-qualified options held by Mr. Ghandour having an exercise price of $7.00, which expire 50% in January 2007 and 50% in July 2007.
(3) Includes (a) 100,000 Common Shares issuable upon exercise of non-qualified options held by Ms. Ghandour's spouse, Mr. Fadi Ghandour, having an exercise price of 7.00, which expire 50% in January 2007 and 50% in July 2007 and (b) 606,305 Common Shares held of record by Ms. Ghandour's spouse, Mr. Fadi Ghandour.

   Shareholders do not have different voting rights and each shareholder is entitled to one vote per share of Common Shares. The Company had 4,883,091 Common Shares issued and outstanding as of June 15, 2001. As of June 15, 2001, there were 92 record holders of the Company's Common Shares, of which 21 represented United States record holders holding approximately 69% of the Company's Common Shares. The Company has only one class of securities outstanding.

Related party transactions

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

   On October 21, 1996, Aramex Hong Kong sold 195 shares of its Ordinary Shares to Airborne for an aggregate purchase price of $2.0 million (the "Airborne Stock Purchase"). After the reorganization became effective, such shares were converted into 304,688 Common Shares of the Company. In connection with the Airborne Stock Purchase, Mr. William S. Kingson, Mr. Fadi Ghandour, Ms. Rula Ghandour and Airborne entered into a Shareholders Agreement, as amended on December 11, 1996 and December 12, 1996, which, among other things, provides that in the event the Company transfers any Common Shares to certain listed competitors to Airborne or any other company primarily engaged in air, freight or in express shipments. The Shareholders' Agreement provides that in the event that Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour transfer any Common Shares to certain listed competitors of to Airborne or any other company primarily engaged in the transportation of air freight or air express shipments, it shall be a condition of such transfer that Airborne shall be offered the right to sell to such competitor all of its Common Shares on the same terms and conditions as the sale by Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour. "Transfer" is defined to mean the direct or indirect, through intermediaries or otherwise, sale, transfer, distribution, assignment, bequest, pledge, hypothecation, encumbrance, grant of security interest in, or grant, issuance, sale or conveyance of any option, warrant or right to acquire, grant of a proxy to vote, or other disposition of Common Shares of the Company and is defined to exclude a sale on the open market or the Transfer of shares by the Company in connection with a strategic acquisition or similar transaction where the Company (directly or through one or more subsidiaries) is the acquiring party. In connection with the Airborne Stock Purchase, Airborne was granted certain "piggyback" registration rights relating to their Common Shares. In addition, under the terms of the Airborne Stock Purchase, Airborne was granted the right to nominate one director to the Company's Board of Directors. On April 23, 1997, Mr. Roy Liljebeck was designated by Airborne to be its Board designee who later resigned in May 2000 and no director from AirBorne was nominated thereafter.

   The Company owns 80 shares, or 80% of the outstanding capital stock, in Middle East Direct Marketing, which was organized under the laws of the Isle of Jersey in 1996. 5 of the Company's shares in MED were acquired in connection with the Company's initial public offering from Mr. Hazem Malhas, the Company's former Chief Operating Officer, for nominal consideration. Mr. Yousef Ghandour owns the remaining 20 shares of Middle East Direct Marketing. Mr. Yousef Ghandour is Mr. Fadi Ghandour's uncle.

   The Company leases the premises currently occupied by the Company's London operations from Mr. Ali Ghandour, the father of Fadi Ghandour, at an annual rental of $83,000. The lease renews annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties.

   The Company leases the premises currently occupied by the Company's corporate offices in Amman, Jordan, from ARAM, an investment company controlled by the Ghandour family at a 2000 annual rental of $120,000 (including lease amount paid by the Company's subsidiary operations in Jordan). The lease renews annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties.

   Ms. Asmahan Abboud, the sister of Fadi Ghandour, is a 50% shareholder in two of the Company's Lebanese subsidiaries. In addition, Ms. Abboud and her husband own 25% of the outstanding capital stock of the Company's Lebanese MED subsidiary. Ms. Abboud and her husband's interests in the capital and retained earnings of the Company's Lebanese subsidiaries were $37,092 for 2000, $132,506 for 1999 and $169,866 for 1998. Ms. Abboud and
her husband's aggregate salaries from these operations were $90,000 for 2000, $106,500 for 1999 and $96,512 for 1998. Ms. Abboud and her husband received withdrawals from these operations of $35,550 in 2000, $5,764 in 1999 and $67,091 in 1998.

   The Company has entered into nominee shareholder agreements with Fadi Ghandour and Ms. Raghida Ghandour, the sister of Fadi Ghandour, the owners of 78% and 22%, respectively, of the share capital of Arab American International Express Company (Aramex) Limited, the entity through which the Company conducts its Jordanian operations. Mr. Ghandour and Ms. Ghandour have held their shares in Arab American International Express Company (Aramex) Limited as nominees for the Company since inception of its operations on April 3, 1982. However, in January 1995, the Company formalized the arrangement with Mr. Ghandour and Ms. Ghandour pursuant to nominee shareholder agreements which have been subsequently amended in connection with the Reorganization. Pursuant to such agreements, Mr. and Ms. Ghandour confirmed that they are holding their respective shares in the name of the Company and that they will abide by any written instructions given by the Company concerning the shares. The Company agreed that they will reimburse and indemnify Mr. and Ms. Ghandour for all expenses incurred in acquiring and holding the shares. Arab American International Express Company (Aramex) Limited has been included in the consolidated financial statements of the Company as a wholly-owned subsidiary for all periods presented herein.

   The Company had an outstanding balance representing advance payments paid to certain officers and key employees of approximately $129,349, $104,111 and $48,001 as of December 31, 2000, 1999 and 1998 respectively.

Interests of experts and counsel

   Not applicable.

Item 8. Financial Information

Consolidated statements and other financial information

   Please see "Item 18. Financial Statements" for a list of the financial statements filed as part of this Annual Report.

Dividend policy

   The Company has not declared or paid cash dividends on its Common Shares since 1992. Payments to the Company's local partners in some stations aggregated $0.1 million for each of 2000, 1999 and 1998 years.

   The Company presently intends to retain earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future. The payment of future cash dividends by the Company on its Common Shares will be at the discretion of the Board of Directors and will depend on its earnings, financial condition, cash flows, capital requirements and such other considerations as the Board of Directors may consider relevant with respect to the payment of dividends.

Significant changes

   There have been no significant subsequent events following the close of the last financial year up to the date of this Annual Report that are known to us and require disclosure in this Annual Report and for which disclosure was not made in this Annual Report.

Item 9. The Offer and Listing

Offer and listing details

   The Company's Common Shares have been listed for trading on the NASDAQ National Market since January 13, 1997. The symbol for the Company's Common Shares on the NASDAQ National Market is "ARMX". The Company changed its symbol from "ARMXF" to "ARMX" on April 15, 1999.

   The following table sets forth the high and low closing prices as traded on the NASDAQ National Market System for the periods indicated:


                                                                 Price per share
                                                                 ---------------
                                                                  High      Low
                                                                 ------   ------
Year
  ----
Fiscal year ended December 31, 1997* ........................    $17.13   $ 7.88
Fiscal year ended December 31, 1998 .........................    $14.88   $ 5.87
Fiscal year ended December 31, 1999 .........................    $11.44   $ 7.50
Fiscal year ended December 31, 2000 .........................    $15.00   $ 7.97
Quarter
  -------
Year Ending December 31, 1999
 First Quarter ..............................................    $11.44   $ 9.50
 Second Quarter .............................................    $ 9.88   $ 8.00
 Third Quarter ..............................................    $11.19   $ 8.25
 Fourth Quarter .............................................    $ 9.50   $ 7.50

Year Ending December 31, 2000
 First Quarter ..............................................    $15.00   $ 8.38
 Second Quarter .............................................    $12.25   $ 9.13
 Third Quarter ..............................................    $13.00   $10.00
 Fourth Quarter .............................................    $11.50   $ 7.97

Year Ending December 31, 2001
 First Quarter ..............................................

Most Recent Six Months
  ----------------------
  December 2000..............................................    $ 8.88   $ 7.97
  January 2001...............................................    $12.50   $ 9.31
  February 2001..............................................    $11.75   $11.25
  March 2001.................................................    $11.77   $10.88
  April 2001.................................................    $11.75   $10.90
  May 2001...................................................    $11.25   $11.01

---------------
*   The Company's shares were first traded on NASDAQ on January 13, 1997.

Plan of distribution

   Not applicable.

Markets

   The Company's Common Shares is not listed for trading on an exchange or other market outside the United States. The Company has been advised, however, that a market for the shares has been developed on the Stuttgart Stock Exchange in Germany.

Item 10. Additional Information

Share capital

   Not Applicable.

Memorandum and articles of association

   Set forth below is a brief description of certain provisions contained in the Memorandum of Association and Bye-Laws of the Company, as well as certain statutory provisions of the Companies Act 1981 of Bermuda (the "Act"). The Memorandum of Association and Bye-Laws have been incorporated by reference as exhibits to this Annual Report. The description of certain provisions does not purport to be a complete summary of these provisions and is qualified in its entirety by reference to such exhibits.

Authorized share capital

   The authorized share capital of the Company consists of 15,000,000 Common Shares, par value $0.01 per share, and 5,000,000 Preferred Shares, $0.01 par value per share.

Objects

   The Company is registered on the register of companies maintained by the Registrar of Companies in Bermuda, and its registration number is EC 22556. The Company's corporate objects are set forth in paragraph 6 of its Memorandum of Association. These objects include engaging in and carrying on the businesses of: (i) domestic and international parcel express delivery services; (ii) freight forwarding services; (iii) direct marketing and mail order catalog services; (iv) ground transportation services; (v) logistics management; (vi) warehousing, warehouse management and inventory management;
(vii) multi-modal transportation and distribution; (viii) inventory management; (ix) travel services; and (x) trading in goods and services of all kinds. The Company's objects also include other broad activities incorporated in its Memorandum of Association by reference.

Board of Directors

   Under Bermuda law and the Company's Bye-laws, directors are elected or appointed at the annual general meeting of shareholders of the Company and serve until their term of office expires or until their successors are elected or appointed, unless they are earlier removed or resign. Under Bermuda law and the Bye-laws of the Company, a director may be removed at a special general meeting of shareholders of the Company specifically called for that purpose, provided the director is served with at least 14 days' notice. The director has a right to be heard at such meeting. Any vacancy created by the removal of a director at a special general meeting of shareholders of the Company may be filled at such meeting by the election of another director in his or her place or, in the absence of any such election, by the Board of Directors of the Company.

   Pursuant to the Company's Bye-Laws, a director of the Company who is directly or indirectly interested in a contract or a proposed contract or arrangement with the Company must declare the nature of his interest at the first opportunity at a meeting of the Board of Directors of the Company or in writing to the Board of Directors. Following such a declaration, the director in question may vote in respect of the contract or proposed contract or arrangement and may be counted in the quorum for the relevant meeting unless the director is disqualified by the chairman of the meeting. The Board of Directors is entitled to exercise all of the Company's powers to borrow money and to mortgage or charge its undertaking, property and uncalled capital. The remuneration of the Company's directors is determined by the shareholders of the Company in a general meeting of shareholders. There is no shareholding qualification for directors of the Company and no requirement that directors of the Company retire upon reaching a certain age.

Rights, Preferences and Restrictions of Shareholders

   Common Shares

   Under Bermuda law, questions brought before a general meeting of shareholders are generally decided by a majority vote of shareholders present and voting at the meeting. The Company's Bye-laws provide that, subject to the provisions of the Act, any questions proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast, on a show of hands, with each shareholder present and each person holding proxies for any shareholder entitled to one vote, unless a poll is requested. If a poll is requested, each shareholder present in person or by proxy has one vote for each share held. A poll may only be requested under the Company's Bye-laws by (i) the chairman of the meeting, (ii) at least three shareholders present in person or by proxy, (iii) any shareholder or shareholders, present in person or by proxy, holding between them not less than 10% of the total voting rights of all shareholders having the right to vote at such meeting, or (iv) a shareholder or shareholders present in person or by proxy holding voting shares in the company on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all such voting shares.

   The holders of Common Shares are entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders. Each shareholder may exercise such vote either in person or by proxy. Shareholders are not entitled to cumulate their votes for the election of directors, which means that the holders of more than 50% of the Common Shares voting for the election of directors can elect all of the directors to be elected by holders of Common Shares, in which event the holders of the remaining Common Shares voting will not be able to elect any director. The Company has a staggered Board of Directors.

   Under Bermuda law, a company may pay such dividends as are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Subject to preferences to which holders of Preferred Shares may be entitled, the holders of Common Shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. The Company's Bye-Laws and the rights attaching to its shares do not provide any time period within which a shareholder must claim a declared dividend.

   In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to share ratably in all assets of the Company which are legally available for distribution to shareholders, subject to the prior rights on liquidation of creditors and to preferences to which holders of Preferred Shares may be entitled. The holders of Common Shares have no preemptive, subscription, redemption or sinking fund rights. As a general matter, holders of fully paid shares of the Company are not liable to further capital calls by the Company. The Company's Bye-Laws do not contain any provisions discriminating against any existing or prospective shareholder that owns or will own a substantial number of shares.

   Preferred Shares

   The Board of Directors of the Company has the authority to issue Preferred Shares in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences, and the number of shares constituting and the designation of any such series, without further vote or action by the shareholders.

Actions Necessary to Change Rights of Shareholders

   Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the objects set forth in a company's Memorandum of Association also require the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. The Bye-laws of the Company may be amended by the Board of Directors if such amendment is approved by the shareholders by a resolution passed by a majority of votes cast at a general meeting of shareholders. Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company's issued share capital or any class thereof have the right to apply to the Bermuda Court for an annulment of any amendment of the Memorandum of Association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the Memorandum of Association must be made within 21 days after the date on which the resolution altering the company's Memorandum of Association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

Shareholder Meetings

   Under Bermuda law, a company is required to convene at least one general shareholders' meeting per calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under the Bye-laws of the Company, at least five days' notice of the annual general meeting and of any special general meeting must be given to each shareholder, but shorter notice may be given with the agreement of (i) all shareholders in the case of an annual general meeting or (ii) a majority in number of the shareholders, which majority holds at least 95% of the Company's Common Shares in the case of a special general meeting. Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. The Company's Bye-laws provide that the presence in person or by proxy of the holders of more than 50% of the total issued voting shares of the Company constitutes a quorum.

Limitations on Rights to Own Shares

   The Company has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority ("BMA"). Consent under the Exchange Control Act 1972 (and regulations promulgated thereunder) has been obtained from the BMA for the sale or transfer of the Company's Common Shares to non-residents of Bermuda for exchange control purposes as long as the Common Shares of the Company are listed on NASDAQ.

   Under Bermuda law, there are no limitations on the rights of non-Bermuda resident owners of the Common Shares to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the Company's Common Shares, other than in respect of local Bermuda currency.

   Under Bermuda law, the Company is an exempted company (that is, it is exempted from the provisions of Bermuda law which stipulate that at least 60% of the equity must be beneficially owned by Bermudians). Consents under The Exchange Control Act 1972 of Bermuda (and regulations promulgated thereunder) have been obtained for all transfers of the Common Shares to and among persons not resident in Bermuda for exchange control purposes as long as the Common Shares of the Company are listed on NASDAQ. Persons regarded as residents of Bermuda for exchange control purposes may require specific consent under the Exchange Control Act 1972 to acquire securities issued by the Company. The Act permits companies to adopt bye-law provisions relating to the transfer of securities. Neither Bermuda law, the Memorandum of Association nor the Bye-laws of the Company impose limitations on the right of foreign nationals or non-residents of Bermuda to hold shares of the Company or vote such shares. However, as an exempted company, present BMA policy permits no more than 20% of the share capital of the Company to be held by Bermudians.

Change in Control

   Under Bermuda law, in the event of an amalgamation of two Bermuda companies, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by the board of directors and, except where the amalgamation is between a holding company and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries of the same holding company, by meetings of the holders of shares of each company and of each class of such shares. Under Bermuda law, an amalgamation may require the consent of the Bermuda Minister of Finance, who may grant or withhold such consent at his discretion.

   Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's Memorandum of Association or Bye-laws. Furthermore, consideration would be given by the Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

   When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or compelling the purchase of the shares of any shareholder, by other shareholders or by the company.

Disclosure of Shareholder Ownership

   The Company's Bye-Laws do not have any provisions governing any ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

   The Company's Memorandum of Association and Bye-Laws do not impose any conditions regarding changes in capital that are more stringent than is otherwise provided by law.

Material contracts

   The Company does not have material contracts to be disclosed under this item.

Exchange controls

   The Company does not believe there are any decrees or regulations under the laws of Bermuda applicable to it restricting the import or export of capital, including the availability of cash and cash equivalents for use by the Company.

   There are no restrictions under Bermuda law as currently in effect that limit the right of nonresident owners of the Company's shares to receive dividends, interests or other payments. The permission of the Bermuda Monetary Authority is required before the Company's Common Shares can be transferred or issued to persons who are resident in Bermuda for exchange control purposes.

   The Company is organized under the laws of Bermuda and is headquartered in Jordan. There is uncertainty as to whether the Courts of Bermuda or Jordan would (i) enforce judgments of U.S. courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Bermuda Courts against the Company or such persons predicated upon the federal securities laws of the United States. There is no treaty in effect between the United States and Bermuda providing for such enforcement.

Taxation

Generally

   The Company is incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or its shareholders in respect of the Company' shares. There is currently no reciprocal tax treaty between Bermuda and the United States regarding withholding.

   The Company's consolidated effective tax rate was 6.3% 7.5% and 7.0% for 2000, 1999 and 1998 respectively. The principal differences between the effective tax rates and the statutory tax rate applicable in the United States of 35% are exemptions from income taxes of many of the Company's subsidiaries operating in the Middle East and lower statutory rates at certain other locations. As long as the Company continues to generate a similar portion of its operating profits from tax-free jurisdictions similar to many countries in the Middle East, the Company believes its effective tax rate will remain in the range of historical levels.

   The Company is subject to taxation in a number of jurisdictions, and the final determination of its tax liabilities involves the interpretation of the statutes and requirements of various domestic and foreign taxing authorities. Foreign income tax returns of foreign subsidiaries, unconsolidated affiliates and related entities are routinely examined by foreign tax authorities. In certain countries, the tax returns for certain years have not yet been reviewed by the tax authorities. However, the Company is satisfied that adequate provisions have been provided for potential tax contingencies.

U.S. Tax Considerations Applicable to U.S. Holders

   The following summary describes certain of the principal United States federal income tax consequences relating to an investment in shares of the Company as of the date hereof. The summary is based on the Internal Revenue Code of 1986 (the "Code"), and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, all of which are subject to prospective and retroactive changes. The Company will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment relating to an investment in its shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. The summary does not purport to address all federal income tax consequences that may be relevant to particular investors. For example, the summary applies only to holders who hold shares as a capital asset within the meaning of Section 1221 of the Code, and does not address the tax consequences that may be relevant to investors in special tax situations (including, for example, insurance companies, tax-exempt organizations, corporations owning ten percent or more (by vote or value) of the Company's shares, dealers in securities or currency, banks or other financial institutions, or investors that hold shares as part of a hedge, straddle or conversion transaction). Further, it does not address the alternative minimum tax consequences of an investment in shares or the indirect consequences to holders of equity interests in investors in shares. ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

   For purposes of this discussion, "U.S. Holder" means a holder of shares that is, for United States federal income tax purposes:

   o a citizen or resident of the United States;

   o a domestic corporation;

   o a domestic partnership (except as may be provided in Treasury
     Regulations);

   o an estate the income of which is includible in gross income for United States tax purposes regardless of its source; or

   o a trust where a United States court is able to exercise primary supervision over your administration and where one or more U.S. persons have authority to control all your substantial decisions (or if the holder is a trust that was in existence on or before August 20, 1997, the trust was properly treated as U.S. person for U.S. federal income tax purposes under the law in effect prior to August 20, 1997 and properly elected to continue to be treated as a U.S. person for U.S. federal income tax purposes subsequent to August 20, 1997).

   Distributions on Shares. Distributions made by the Company with respect to its shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as ordinary income to the extent of the Company's undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of the Company's current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder's tax basis in the shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might subsequently be realized by such Holder upon the sale or exchange of such shares. Any distributions in excess of the U.S. Holder's tax basis in its shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder's holding period for the shares. Dividends paid by the Company will generally not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245.

   The Company is incorporated under the laws of Bermuda, which does not impose any withholding tax on distributions made to stockholders. If, as a result of a change in law, Bermuda were to impose withholding taxes on stock distributions, these taxes would reduce the amount of distributions that shareholders would otherwise receive with respect to their Company shares (and the Company would not indemnify shareholders for these taxes). Any withholding taxes imposed by Bermuda might be creditable against a U.S. Holder's federal income tax liability or might be deductible by the U.S. Holder, depending on the law in effect at such time (if ever) as Bermuda imposed a withholding tax.

   Sale or Exchange of Shares. A U.S. Holder will generally recognize capital gain or loss upon the sale or exchange of Company shares measured by the difference between the amount realized and the U.S. Holder's tax basis in the shares. Gain or loss will be computed separately for each block of shares sold (shares acquired separately at different times and prices). The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may annually deduct $3,000 of capital losses in excess of their capital gains.

   Passive Foreign Investment Company. A foreign corporation generally will be treated as a "passive foreign investment company" ("PFIC") if, after applying certain "look-through" rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25%, by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation.

   The Company does not believe that it is currently a PFIC nor does it anticipate that it will be a PFIC in the future because it expects that less than 75% of its annual gross income will be passive income and less than 50% of its assets will be passive assets, based on the look-through rules, the current income and assets of the Company and its subsidiaries, and the manner in which the Company and its subsidiaries are anticipated to conduct their businesses in the future. However, there can be no assurance that the Company is not or will not be treated as a PFIC in the future. If the Company were to be treated as a PFIC, U.S. Holders would be required, in certain circumstances, to pay an interest charge together with a tax calculated at maximum rates on certain "excess distributions," including any gain on the sale of shares. In order to avoid these tax consequences, a U.S. Holder (i) may be permitted to make a "qualified electing fund" election, in which case, in lieu of such treatment, the holder would be required to include in its taxable income certain undistributed amounts of the Company's income or (ii) may elect to mark-to-market the shares and recognize ordinary income (or possible ordinary loss) each year with respect to its shares and on the sale or other disposition of the shares. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. Holders of changes in circumstances that would cause the Company to become a PFIC. U.S. Holders should consult their own tax advisors concerning the status of the Company as a PFIC at any point in time after the date of this Form. The Company does not currently intend to take the action necessary for a U.S. Holder to make a "qualified electing fund" election in the event the Company were determined to be a PFIC.

   Foreign Personal Holding Company. A foreign corporation may be classified as a foreign personal holding company (a "FPHC") for federal income tax purposes if both of the following tests are satisfied: (i) at any time during the taxable year five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of its stock (by vote or value) and (ii) at least 60% (50% for years subsequent to the year in which it becomes a FPHC) of its gross income (regardless of its source), as specifically adjusted, "is foreign personal holding company income," which includes dividends, interest, rents, royalties and gain from the sale of stock or securities.

   The Company does not believe that it is currently a FPHC nor does it anticipate that it will be a FPHC in the future; however, no assurance can be given that the Company is not or will not become a FPHC as a result of future changes of ownership or changes in the nature of the income of the Company. If the Company were to be classified as a FPHC, each U.S. Holder would be required to include in income each year its pro rata share of the Company's undistributed foreign personal holding company income.

   Controlled Foreign Corporation. If more than 50% of the shares (by vote or value) of the Company is owned, directly or indirectly, by U.S. Holders that own or are deemed to own under certain attribution rules 10% or more of the total combined voting power of all classes of shares of the Company ("10% Shareholder"), the Company would be treated as a "controlled foreign corporation" (a "CFC") under Subpart F of the Code.

   The Company does not believe that it is currently a CFC; however, no assurance can be given that the Company will not become a CFC as a result of future changes in its stock ownership. If the Company were to be treated as a CFC, each 10% Shareholder would be required to include in its taxable income as a constructive dividend its pro rata share of certain undistributed income of the Company, and all or a portion of the gain from the sale or exchange of the shares may be treated under Section 1248 of the Code as dividend income. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. Holders of changes in circumstances that would cause the Company to become a CFC. U.S. Holders should consult their own tax advisors concerning the status of the Company as a CFC.

   Information Reporting. For taxable years beginning after February 5, 1999, U.S. Holders are required to report certain acquisitions of shares from the Company to the IRS on IRS Form 926. Nonreporting may subject the U.S. Holder to substantial penalties. Potential investors of the shares should consult with their own tax advisors regarding the necessity of filing information returns.

   Backup Withholding. Distributions made by the Company with respect to its shares and the gross proceeds received from the disposition of the shares may be subject to certain information reporting to the IRS and to a 31% backup withholding tax. However, backup withholding generally will not apply to payments made to certain exempt recipients (such as corporations) or to a holder who furnishes a correct taxpayer identification number and provides certain other required information. If backup withholding applies to a U.S. Holder, the amount withheld will not be an additional tax, but instead will be creditable against such Holder's United States federal income tax liability.

Dividends and paying agents

   Not applicable.

Statement by experts

   Not applicable.

Documents on display

   All documents relating to the Company and which are referred to in this Annual Report are available at the Company's principal executive offices at 2 Badr Shaker Alsayyab Street, Um Uthayna, Amman, Jordan at the following mailing address:

                             P.O. Box 960913
                             Amman, 11196
                             Jordan
                             Telephone # (962) 6 5522192

   The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, the Company is not required to use the EDGAR system but it has done so in the past and will continue to do in order to make its reports available over the Internet.

Subsidiary information

   For more information on the Company's subsidiaries, see "Item 4. Information on the Company - Organizational structure" and refer to exhibit 21.1 to this Annual Report.

Items 11. Quantitative and Qualitative Disclosures about Market Risk

   The Company faces primary market risk exposures in two categories; exchange rate risk and interest rate risk. The Company does not enter into derivative contracts related to managing fluctuations in foreign exchange rates or interest rates.

Foreign Currency Exchange Rate Risks

   The Company faces foreign currency exposure as a result of operating in various countries around the world. It is estimated that a 10% appreciation at December 31, 2000 in the U.S. Dollar against the currencies of the respective countries in which the Company operates would result in a reduction in the operating income of approximately US$247,101 for the year ending December 31, 2000. This calculation, however, does not take into account the possible changes in sales volume or local pricing as a result of the depreciation of local currencies against the U.S. Dollar. 11.0% of the Company's total revenues are derived in U.S. Dollars and the remainder in local currencies. All remittances from subsidiaries to the Company are being denominated in U.S. Dollars.

Interest Rate Risks

   The Company's long-term debt consists of $35,000 in the form of bank loans, $71,000 in the form of notes payable and US$828,000 in the form of capital leases as of December 31, 2000. Interest on the long term bank loan is being charged at LIBOR for three months plus 2.5%. The long term notes are payable in monthly installments with original maturities of two to three years at interest rates ranging from 6.75% to 16%. The capital lease obligations are in respect of vehicles, telephone and computer equipment, of which 97% are denominated in Saudi Riyals, with an average interest rate of 7.5%. The remainder of the capital leases is denominated in U.S. Dollars, French Franks and Sri Lankan Rupees. The carrying amount of notes payable and capital lease obligations approximate their market values as explained in note 23 to the Company's consolidated financial statements. The Company has insignificant exposure in terms of interest rates since interest rates on notes payable are fixed and the outstanding loan from the bank is only $35,000.

Item 12. Description of Securities Other than Equity Securities

   Not applicable.

                                    Part II


Item 13. Defaults, Dividends Arrearages and Delinquencies

   None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

   The Company's net proceeds from its initial public offering, which became effective on January 13, 1997, and its secondary public offering, which became effective on May 6, 1998, aggregated approximately $10,700,000. The Company utilized approximately $6,217,000 of such proceeds prior to January 1, 2000. As of December 31, 2000, the Company utilized the remaining $4,483,000 proceeds as follows:

     1. $140,000 for expansion into existing and emerging markets by acquiring ownership interests and increasing existing participation interests in certain subsidiaries and local service providers;

     2.   $1,093,000 for investments in technology and systems infrastructure;
          and

     3. $3,250,000 for investments in e-commerce related companies as disclosed in Item 5, "Operating and Financial Review and Prospects - Operating results - Interests in other companies."

   None of the net proceeds from the Company's initial and secondary public offerings were paid, directly or indirectly to any of its directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of the Company's equity securities, or any affiliates of such persons.

Item 15.

   Not applicable.

Item 16.

   Not applicable.

                                    Part III

Item 17. Financial Statements

   See "Item 18. Financial Statements" for a list of the Financial Statements filed as part of this Annual Report.

Item 18. Financial Statements

   The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors:

     (a)  IndependentAuditors' Report.

     (b)  Consolidated Balance Sheets as of December 31, 1999 and 2000.

     (c)  Consolidated Statements of Operations and Other Comprehensive Income
          (Loss) for the years ended December 31, 1998, 1999 and 2000.

     (d) Consolidated Statements of Shareholders' Equity for the years ended December 31, 1998, 1999 and 2000.

     (e) Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000.

     (f)  Notes to the Consolidated Financial Statements

See pages F-1 to F-24.

Item 19. Exhibits

  Exhibit Number                        Description
  --------------                         ---------------------
        1.1           Memorandum of Association of Aramex International
                      Limited**
        3.2           Bye-Laws of Aramex International Limited**
        4.1           Specimen of Common Shares Certificate**
        4.2           Form of Underwriter's Warrant Agreement including form of
                      Redeemable Warrant Certificate for the Company's initial
                      public offering.**
       10.1           Stock Option Plan**
       10.2           Form of Agreement granting a license to use the "Aramex"
                      name**
       10.3           Form of Management Agreement**
       10.4           Form of Agreement with each of the Company's Middle East
                      (MED) Mail Order Catalog Companies**
       10.5           Employment Agreement dated as of January 13, 1997 between
                      Aramex International Limited and William Kingson**
       10.6           Employment Agreement dated as of January 13, 1997 between
                      Aramex International Limited and Fadi Ghandour**
       10.7           Form of Indemnification Agreement, between Aramex
                      International Limited and members of the Board of
                      Directors**
       10.8           Stock Purchase Agreement dated as of October 22, 1996
                      between Aramex International Limited and Airborne Freight
                      Corporation**
       10.9           Shareholders Agreement dated October 22, 1996 between
                      William Kingson, Fadi Ghandour, Rula Ghandour and Airborne
                      Freight Corporation**
       10.10          Amendment No. 1 to Shareholders Agreement dated as of
                      December 11, 1996 between William Kingson, Fadi Ghandour,
                      Rula Ghandour and Airborne Freight Corporation as amended
                      by Agreement dated as of December 12, 1996**
       10.11          Nominee Shareholder Agreement dated January 1, 1995 by and between Raghida Ali Ghandour and Aramex International
                      Limited**
       10.12          Nominee Shareholder Agreement dated January 1, 1995 by and between Raghida Ali Ghandour and Aramex International
                      Limited**
       10.13          Amendment No. 1 to each of the Nominee Shareholder
                      Agreements dated as of December 23, 1996.**
       21.1           List of subsidiaries of Aramex International Limited
       23.1           Consent of Arthur Andersen

---------------
** Previously filed in the Company's Registration Statement on Form F-1 (Registration Statement No.333-15639) and incorporated herein by reference.

Financial Statement Schedules

   Other than as set forth below, all schedules have been omitted as the required information is either not applicable or presented in the financial statements or notes thereto.

                                   SIGNATURES


   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

                                ARAMEX INTERNATIONAL LIMITED


Dated: June 28, 2001            By:  /s/ WILLIAM S. KINGSON

                                     William S. Kingson
                                     Chairman of the Board of Directors

                          ARAMEX INTERNATIONAL LIMITED

       CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999

                         TOGETHER WITH AUDITORS' REPORT

                         INDEX TO FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----
Report of Independent Public Accountants ..........................          F-2
 Consolidated Balance Sheets as of December 31, 2000 and 1999 .....          F-3
 Consolidated Statements of Income For the Years Ended December
  31, 2000, 1999 and 1998..........................................          F-4
 Statement of Changes in Shareholders' Equity For the Years Ended
   December 31, 2000, 1999 and 1998 ...............................          F-5
 Consolidated Statements of Cash Flows For the Years Ended
   December 31, 2000, 1999 and
   1998 ...........................................................          F-6
 Notes to Consolidated Financial Statements .......................          F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To The Shareholders and Board of Directors of
ARAMEX International Limited

   We have audited the accompanying consolidated balance sheets of ARAMEX International Limited (a Bermuda Corporation as defined in Note 1 to consolidated financial statements) and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARAMEX International Limited and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with International Accounting Standards.

   Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with International Accounting Standards but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net income and shareholders' equity to accounting principles generally accepted in the United States are set forth in
Note 24.


                                           /s/ Arthur Andersen


Amman - Jordan
February 14, 2001

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 1999
                         (In thousands of U.S. dollars)



                                                                                                           Notes     2000     1999
                                                                                                           -----     ----     ----
                                                 ASSETS
Current Assets
 Cash on hand and at banks.............................................................................        3     9,077    8,911
 Receivables, net......................................................................................        4    26,346   23,564
 Other current assets..................................................................................        5     3,896    3,659
                                                                                                                    ------   ------
   Total current assets................................................................................             39,319   36,134
Property, plant and equipment, net.....................................................................        6     7,205    6,910
Goodwill, net..........................................................................................       19     1,134    1,283
Investment in available for sale securities............................................................        7     2,634    1,189
Investment in affiliate................................................................................        8     2,281       --
Other assets...........................................................................................                982      846
                                                                                                                    ------   ------
   Total Assets........................................................................................             53,555   46,362
                                                                                                                    ======   ======
                                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
 Due to banks..........................................................................................        9       662      506
 Current portion of long term debt.....................................................................       10       504      427
 Trade payables........................................................................................              7,925    8,034
 Other current liabilities.............................................................................       11     4,589    3,780
                                                                                                                    ------   ------
   Total current liabilities...........................................................................             13,680   12,747
                                                                                                                    ------   ------
Long term debt.........................................................................................       10       430      195
Deferred income taxes..................................................................................       17        24       53
Other liabilities......................................................................................        2     2,402    2,195
                                                                                                                    ------   ------
                                                                                                                     2,856    2,443
                                                                                                                    ------   ------
Minority interests in subsidiaries.....................................................................              2,059    1,756
                                                                                                                    ------   ------
Shareholders' Equity
 Share capital.........................................................................................    1, 12        49       49
 Additional paid in capital............................................................................    1, 12    12,349   12,349
 Accumulated other comprehensive income (loss).........................................................       13       189     (503)
 Retained earnings.....................................................................................             22,373   17,521
                                                                                                                    ------   ------
   Total shareholders' equity..........................................................................             34,960   29,416
                                                                                                                    ------   ------
   Total Liabilities and shareholders' equity..........................................................             53,555   46,362
                                                                                                                    ======   ======

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
              For the Years Ended December 31, 2000, 1999 and 1998
      (In thousands of U.S. dollars except for shares and per share data)



                                                                                        Notes       2000        1999         1998
                                                                                        -----       ----        ----         ----
Revenues ............................................................................     14       106,515       95,128      83,611
Shipping costs ......................................................................     15       (57,175)     (50,352)    (44,795)
                                                                                                 ---------    ---------   ---------
   Gross profit......................................................................               49,340       44,776      38,816
Operating expenses ..................................................................              (13,947)     (13,177)    (12,616)
Selling, general and administrative expenses ........................................              (29,598)     (26,868)    (22,462)
                                                                                                 ---------    ---------   ---------
   Operating income..................................................................                5,795        4,731       3,738
                                                                                                 ---------    ---------   ---------
Other income (expenses)
 Share of loss from investment in affiliate .........................................      8          (783)          --          --
 Interest income ....................................................................                  497          491         571
 Interest expenses ..................................................................                  (78)         (90)       (130)
 Loss on sale of assets .............................................................                  (23)         (24)         (5)
 Exchange gain (loss) ...............................................................                   22          (80)        (40)
 Other income .......................................................................                   80           15          14
                                                                                                 ---------    ---------   ---------
                                                                                                      (285)         312         410
                                                                                                 ---------    ---------   ---------
   Income before income taxes........................................................                5,510        5,043       4,148
Provision for income taxes ..........................................................     17          (345)        (377)       (292)
Minority interests ..................................................................                 (313)        (457)         (1)
                                                                                                 ---------    ---------   ---------
   Net income........................................................................                4,852        4,209       3,855
                                                                                                 =========    =========   =========
Basic earnings per share ............................................................     18          1.00         0.86        0.81
                                                                                                 =========    =========   =========
Diluted earnings per share ..........................................................     18          0.97         0.85        0.79
                                                                                                 =========    =========   =========
Weighted average number of shares outstanding--basic ................................            4,875,120    4,876,732   4,746,066
                                                                                                 =========    =========   =========
Weighted average number of shares outstanding--diluted ..............................            4,976,902    4,961,453   4,867,945
                                                                                                 =========    =========   =========




The accompanying notes are an integral part of these consolidated financial statements

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
              For the Years Ended December 31, 2000, 1999 and 1998 (In thousands of U.S. dollars except for share data)



                                                                                                     Retained Earnings
                                                                                                  ------------------------
                                                                                  Accumulated
                                                Share Capital      Additional        Other
                                              ------------------     Paid in     Comprehensive    Legal     Unappropriated
                                               Shares     Amount     Capital     Income (Loss)   Reserve       Earnings
                                             ---------    ------   ----------    -------------   -------    --------------
Balance at December 31, 1997 .............   4,429,688      44        7,263            (5)          75           9,382
Issuance of shares .......................     500,000       5        5,695             --          --              --
Exercise of warrants .....................       2,215      --           --             --          --              --
Repurchase of shares .....................     (31,000)     --         (274)            --          --              --
Comprehensive income:
 - Net income ............................          --      --           --             --          20           3,835
 - Translation adjustment ................          --      --           --            (65)         --              --
Comprehensive income .....................          --      --           --             --          --              --
                                             ---------      --       ------          -----         ---          ------
Balance at December 31, 1998 .............   4,900,903      49       12,684            (70)         95          13,217
Exercise of warrants .....................       2,252      --           --             --          --              --
Repurchase of shares .....................     (30,000)     --         (335)            --          --              --
Comprehensive income:
 - Net income ............................          --      --           --             --          60           4,149
 - Translation adjustment ................          --      --           --           (122)         --              --
 - Unrealized holding losses from
   investment in available for sale
   securities ............................          --      --           --           (311)         --              --
Comprehensive income                                --      --           --             --          --              --
                                             ---------      --       ------          -----         ---          ------
Balance at December 31, 1999 .............   4,873,155      49       12,349           (503)        155          17,366
Exercise of warrants .....................       3,469      --           --             --          --              --
Comprehensive income:
 - Net income                                       --      --           --             --         (76)          4,928
 - Translation adjustment ................          --      --           --           (567)         --              --
 - Sale of shares by equity investee .....          --      --           --          1,064          --              --
 - Unrealized holding gain from
   investment in available for sale
   securities ............................          --      --           --            195          --              --
Comprehensive income .....................          --      --           --             --          --              --
                                             ---------      --       ------          -----         ---          ------
Balance at December 31, 2000 .............   4,876,624      49       12,349            189          79          22,294
                                             =========      ==       ======          =====         ===          ======


                                                                  Total
                                             Comprehensive    Shareholders'
                                                 Income          Equity
                                             -------------    -------------
Balance at December 31, 1997 .............          --           16,759
Issuance of shares .......................          --            5,700
Exercise of warrants .....................          --               --
Repurchase of shares .....................          --             (274)
Comprehensive income:
 - Net income ............................       3,855               --
 - Translation adjustment ................         (65)              --
Comprehensive income .....................       3,790            3,790
                                                 -----           ------
Balance at December 31, 1998 .............          --           25,975
Exercise of warrants .....................          --               --
Repurchase of shares .....................          --             (335)
Comprehensive income:
 - Net income ............................       4,209               --
 - Translation adjustment ................        (122)              --
 - Unrealized holding losses from
   investment in available for sale
   securities ............................        (311)              --
Comprehensive income                             3,776            3,776
                                                 -----           ------
Balance at December 31, 1999 .............                       29,416
Exercise of warrants .....................          --               --
Comprehensive income:
 - Net income                                    4,852               --
 - Translation adjustment ................        (567)              --
 - Sale of shares by equity investee .....       1,064               --
 - Unrealized holding gain from
   investment in available for sale
   securities ............................         195               --
                                                 -----
Comprehensive income .....................       5,544            5,544
                                                 =====           ------
Balance at December 31, 2000 .............                       34,960
                                                                 ======




The accompanying notes are an integral part of these consolidated financial statements

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 2000, 1999 and 1998
                         (In thousands of U.S. dollars)



                                                                                                          2000      1999      1998
                                                                                                         ------    ------   -------
Cash flows from operating activities
 Income before income taxes..........................................................................     5,510     5,043     4,148
 Adjustments to reconcile income before tax to net cash from operating activities -
   Depreciation......................................................................................     2,435     2,141     2,009
   Amortization......................................................................................       149       162        41
   Provision for doubtful accounts...................................................................     1,132       868       655
   Provision for employee termination indemnities....................................................       612       552       664
   Interest expenses.................................................................................        78        90       130
   Loss on sale of assets............................................................................        23        24         5
   Exchange gain (loss)..............................................................................       (22)       80        40
   Share of loss from investment in affiliate........................................................       783        --        --
                                                                                                         ------    ------   -------
                                                                                                         10,700     8,960     7,692
Increase in receivables..............................................................................    (3,914)   (5,094)  ( 4,067)
Increase in other current assets.....................................................................     ( 237)     (202)   (1,019)
(Decrease) increase in payables......................................................................      (109)      969       760
(Decrease) increase in other liabilities.............................................................      (404)       52      (410)
Increase (decrease) in other current liabilities.....................................................       736      (223)       79
Other................................................................................................      (328)     (119)      (71)
                                                                                                         ------    ------   -------
   Cash provided by operations.......................................................................     6,444     4,343     2,964
Income taxes paid....................................................................................      (309)     (392)     (169)
                                                                                                         ------    ------   -------
   Net cash from operating activities................................................................     6,135     3,951     2,795
                                                                                                         ------    ------   -------
Cash flows from investing activities
  Purchase of property, plant and equipment..........................................................    (2,422)   (2,884)   (3,290)
  Proceeds from sale of assets.......................................................................       187       123       508
  Acquisitions.......................................................................................        --      (279)   (1,541)
  Purchase of available for sale securities..........................................................    (1,250)   (1,500)       --
  Investment in affiliate............................................................................    (2,000)       --        --
  (Increase) decrease in other assets................................................................      (136)      146       (11)
                                                                                                         ------    ------   -------
   Net cash used in investing activities                                                                 (5,621)   (4,394)   (4,334)
                                                                                                         ------    ------   -------
Cash flows from financing activities
  Due to banks, net..................................................................................       156       102      (183)
  Interest expenses paid.............................................................................       (69)      (92)     (131)
  Proceeds from long term debt.......................................................................        77        --        --
  Repayment of long term debt........................................................................        --        (3)     (100)
  Payment of capital lease obligations...............................................................      (398)     (432)     (258)
  Issuance of shares.................................................................................        --        --     5,700
  Repurchase of shares...............................................................................        --      (335)     (274)
  Proceeds from issue of common stock to minority interests..........................................        57        --       526
  Payments to minority interests.....................................................................       (69)     (101)     (113)
                                                                                                         ------    ------   -------
   Net cash (used in) provided by financing activities...............................................      (246)     (861)    5,167
                                                                                                         ------    ------   -------
Effect of exchange rate changes on cash..............................................................      (102)      (37)       (3)
                                                                                                         ------    ------   -------
Net increase (decrease) in cash on hand and at banks.................................................       166    (1,341)    3,625
Cash on hand and at banks, beginning of year.........................................................     8,911    10,252     6,627
                                                                                                         ------    ------   -------
Cash on hand and at banks, end of year...............................................................     9,077     8,911    10,252
                                                                                                         ======    ======   =======




The accompanying notes are an integral part of these consolidated financial statements

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

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

(2) Significant Accounting Policies

 a) Basis of presentation

   The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). For purposes of these financial statements, there are no significant differences between the Company's accounting principles utilized and the accounting principles generally accepted in the United States except as set forth in Note 23 to the consolidated financial statements.

 b) Principles of consolidation

   The consolidated financial statements include the accounts of the Company and all of its subsidiaries that are controlled directly and indirectly through agreements that provide the Company with authority to govern the financial and operating affairs of the subsidiaries. All significant intercompany accounts and transactions have been eliminated.

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(2) Significant Accounting Policies -- (Continued)

   Following is a listing of the subsidiaries, comprising the consolidated financial statements together with the respective percentage and investment amounts owned by ARAMEX International Limited:


                                                                                             Investment           Ownership
                                                                                            -------------    -------------------
Subsidiaries
  ------------                                                                              2000    1999    2000    1999    1998
                                                                                           -----    -----   ----    ----    ----
                                                                                                              %       %      %
Amman ..................................................................................   1,546    1,546    100     100     100
Damascus ...............................................................................       6        6     60      60      60
Beirut* ................................................................................       0        0     50      50      50
Beirut CGO* ............................................................................       1        1     50      50      50
Cairo ..................................................................................     724      732    100     100      49
Morocco ................................................................................     140        0     70      --      --
Tripoli ................................................................................       0        0    100      --      --
Dubai ..................................................................................     245      245    100     100     100
Abu Dhabi ..............................................................................      75       75    100     100     100
Doha ...................................................................................      20       20    100     100     100
Bahrain ................................................................................       3        3    100     100     100
Jeddah* ................................................................................     747      747     50      50      50
Nicosia ................................................................................     174      174    100     100     100
Paris ..................................................................................     445      445    100     100     100
London .................................................................................     804      804    100     100     100
Washington, D.C.  ......................................................................      15       15    100     100     100
New York ...............................................................................   1,000    1,000    100     100     100
Montreal * .............................................................................       7        7   19.5    19.5    19.5
Kuwait .................................................................................     127      127    100     100     100
Athens .................................................................................     500      200    100     100     100
Jerusalem ..............................................................................     339      339    100     100     100
Palestine ..............................................................................     141      141    100     100     100
Ramallah ...............................................................................      54       54     51      51      51
MED ....................................................................................     225      308     80      80      80
Turkey* ................................................................................     242      242     50      50      50
Bangladesh* ............................................................................      50       50     50      50      50
Sri-Lanka* .............................................................................     529      529     50      50      50
India* .................................................................................     336      336     50      50      50
Hong Kong ..............................................................................      59       59    100     100     100

---------------
*   Controlled through shareholder agreements.

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

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(2) Significant Accounting Policies -- (Continued)

 d) Concentration of risk in geographic area

   The Company derived approximately, 74%, 74%, and 75% respectively, of 2000, 1999 and 1998 revenues from operations in the Middle East. The risk of doing business in this region could adversely affect the Company, as the region has been subject to many destabilizing political and economic factors over the years.

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

 g) Property, plant and equipment

   Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

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

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(2) Significant Accounting Policies -- (Continued)

 i) Employee termination indemnities

   Certain of the Company's subsidiaries are required, by the labor law of each related country, to provide indemnity payments upon termination of relationship with their employees. The benefit accrues to employees on a pro-rata basis during their employment period and is based on each employee's current salary. Other liabilities in the accompanying Consolidated Financial Statements reflects the maximum amounts of the indemnities as of the balance sheet dates of $2,389, and $1,986, respectively, at December 31, 2000 and 1999.

 j) Goodwill

   Goodwill represents the excess of purchase price and related costs over the fair value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight line basis over 10 years. Periodically, the Company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. It is management's opinion that no material impairment exists at December 31, 2000.

 k) Investment in available for sale securities

   The Company's available for sale securities are reported at fair value based on quoted market prices for marketable securities and based on cost adjusted for any permanent impairment in value for non marketable securities.
Unrealized gains and losses are reported as a component of accumulated other comprehensive income within shareholders' equity.

 l) Investment in affiliate

   The Company's investment in affiliate is accounted for using the equity method. The share of income or loss from the investment is reported in the consolidated statement of income. Gain upon issuance of shares by the affiliate is accounted for as an equity transaction since the affiliate is a start-up company and is reported as a component of accumulated other comprehensive income within shareholders' equity.

(3) Cash On Hand And At Banks

   Cash on hand and at banks as of December 31, 2000 and 1999 includes compensating balances of $ 120 maintained by the Company to support the Company's lines of credit.

(4) Receivables

   This item consists of the following:

                                                                      2000     1999
                                                                     ------   ------
    Trade receivables ...........................................    28,425   24,795
    Employee advances ...........................................       936      920
                                                                     ------   ------
                                                                     29,361   25,715
    Less: Allowance for doubtful accounts .......................    (3,015)  (2,151)
                                                                     ------   ------
                                                                     26,346   23,564
                                                                     ======   ======


   All employee advances bear no interest and are due on demand.

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(4) Receivables -- (Continued)

   Geographic concentrations of accounts receivables as of December 31, 2000 and 1999 are as follows:

                                                                         2000   1999
                                                                         ----   ----
                                                                          %       %
    Middle East and North Africa ....................................    77.4   75.4
    Europe ..........................................................    12.2   13.6
    North America ...................................................     3.3    4.1
    Asia ............................................................     7.1    6.9


   Management believes that all receivables, net of related allowances, will be collected in due course.

   Movements in the allowance for doubtful accounts are as follows:

                                                                                                         2000     1999    1998
                                                                                                         -----   -----    -----
    Balance -- Beginning of the year.................................................................    2,151   1,452      866
    Provision........................................................................................    1,132     868      655
    Write-offs.......................................................................................     (268)   (169)     (69)
                                                                                                         -----   -----    -----
    Balance -- End of the year.......................................................................    3,015   2,151    1,452
                                                                                                         =====   =====    =====


(5) Other Current Assets

   This item consists of the following:

                                                                       2000     1999
                                                                       -----   -----
    Prepaid expenses ..............................................      984   1,025
    Refundable deposits ...........................................    1,011     900
    Advances ......................................................      715     383
    Tax withholdings ..............................................      351     338
    Supplies and stationary .......................................      523     644
    Accrued interest receivable ...................................      137     119
    Investment in trading securities ..............................       49      69
    Other .........................................................      126     181
                                                                       -----   -----
                                                                       3,896   3,659
                                                                       =====   =====


(6) Property, Plant And Equipment

   This item consists of the following:


                                                             At the Beginning                              Exchange      At the End
                                                               of the Year      Purchases    Disposals    Differences   of the Year
                                                             ----------------   ---------    ---------    -----------   -----------
Costs --
 Furniture and fixtures..................................          3,932            733          (33)         (55)          4,577
 Office equipment........................................          2,318            299          (67)         (68)          2,482
 Computers...............................................          4,407            759          (66)         (59)          5,041
Vehicles.................................................          3,492          1,264         (276)         (13)          4,467
                                                                  ------          -----         ----         ----          ------
                                                                  14,149          3,055         (442)        (195)         16,567
                                                                  ======          =====         ====         ====          ======

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(6) Property, Plant And Equipment -- (Continued)

   Accumulated Depreciation --


                                                          At the Beginning   Depreciation                  Exchange      At the End
                                                            of the Year         Expense      Disposals    Differences   of the Year
                                                          ----------------   ------------    ---------    -----------   -----------
 Furniture and fixtures...............................         1,979               586           (16)         (21)         2,528
 Office equipment.....................................         1,156               317           (23)         (33)         1,417
 Computers............................................         2,076               745           (11)         (16)         2,794
 Vehicles.............................................         2,028               787          (182)         (10)         2,623
                                                               -----             -----          ----          ---          -----
                                                               7,239             2,435          (232)         (80)         9,362
                                                               -----             -----          ----          ---          -----
Net book value........................................         6,910                                                       7,205
                                                               =====                                                       =====


   The net book value of assets included above which are held under capital leases is $ 842, as of December 31, 2000. The purchases during 2000 include $ 633 representing purchases of assets under capital leases.

(7) Investment In Available For Sale Securities

   This item consists of the following:

                                                                       2000     1999
                                                                       -----   -----
    Fixed income marketable securities ............................    1,500   1,500
    Non marketable securities .....................................    1,250      --
    Unrealized loss ...............................................     (116)   (311)
                                                                       -----   -----
                                                                       2,634   1,189
                                                                       =====   =====


   Fixed income securities earn a fixed interest of 7.125% per annum.

(8) Investment In Affiliate

   The following is a summary of the Company's investment in Aregon:

    Original investment cost ...............................................   2,000
    Share of loss for the year .............................................   (783)
    Gain on Aregon's increase in capital ...................................   1,064
                                                                               -----
                                                                               2,281
                                                                               =====


   Aregon is a Business to Business portal specializing in the Middle East and Indian Subcontinent that is expected to launch during 2001.

   Originally, Aramex owned 69% of Aregon which was subsequently reduced to 45.4% due to a capital increase that occurred at the end of 2000.

(9) Due To Banks

   Aramex and its subsidiaries maintain lines of credit with various banks in the aggregate of $560, and $439, respectively, at December 31, 2000 and 1999. At December 31, 2000 and 1999, the Company had $622 and $380 outstanding under these lines of credit. Some of the lines of credit were personally guaranteed by Mr. Fadi Gandour and secured by a mortgage debenture over the assets of Aramex (UK) International Courier Limited. The weighted average interest rates on the Company's lines of credit were 11.798% and 10.75% at

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(9) Due To Banks -- (Continued)

December 31, 2000 and 1999, respectively. The remaining balances of $40 and $126 in Due to Banks as of December 31, 2000 and 1999, respectively, represent bank overdraft.

(10) Long Term Debt

   This item consists of the following:

                                                                         2000   1999
                                                                         ----   ----
    Long term loan (a) ..............................................      35     --
    Long term notes payable (b) .....................................      71     29
    Capital lease obligations (c) ...................................     828    593
                                                                         ----   ----
                                                                          934    622
    Less: current maturities ........................................    (504)  (427)
                                                                         ----   ----
    Long term portion ...............................................     430    195
                                                                         ====   ====


 (a) Long term loan

   This represents a bank loan at an interest rate of three month LIBOR plus 2.5%. The loan is payable in monthly installments over a two-year period in which the last installment will be due on February 28, 2002. The loan is denominated in US Dollars and secured by the Company.

 (b) Long term notes payable

   This represents various vehicle and equipment notes payable in monthly installments with original average maturities of two to three years, at interest rates ranging from 6.75% to 16%. Long term notes payable including current maturities are payable in various currencies including U.S. Dollars.

   The aggregate amount of annual principal maturities of long term loan and notes payable are as follows:

                                                                        December 31,
                                                                        ------------
    2001 ............................................................        69
    2002 ............................................................        25
    2003 ............................................................        12


 (c) Capital lease obligations

                                                                         2000   1999
                                                                         ----   ----
    Capital lease obligations in respect of vehicles, telephone and
      computer equipment.............................................     828    593
    Less: current maturities ........................................    (435)  (398)
                                                                         ----   ----
    Long term portion ...............................................     393    195
                                                                         ====   ====

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(10) Long Term Debt -- (Continued)

   Future minimum annual payments under all noncancellable capital leases are as follows:

                                                                        December 31,
                                                                        ------------
    2001 ............................................................        486
    2002 ............................................................        353
    2003 ............................................................         59
    Total minimum lease payments ....................................        898
    Less: interest component ........................................        (70)
                                                                             ---
    Present value of minimum lease payments .........................        828
                                                                             ===


(11) Other Current Liabilities

   This item consists of the following:

                                                                       2000     1999
                                                                       -----   -----
    Accrued expenses ..............................................    2,661   2,114
    Deferred revenue ..............................................      359     350
    Income taxes payable ..........................................      448     384
    Social securities and taxes payable ...........................      370     343
    Sales and other taxes .........................................      524     416
    Other .........................................................      227     173
                                                                       -----   -----
                                                                       4,589   3,780
                                                                       =====   =====


(12) Share Capital

 (a) Common Stock -

   ARAMEX has an authorized share capital of 15,000,000 shares of common stock with a par value of $ 0.01 per share. The Company is also authorized to issue 5,000,000 shares of preferred stock with a par value of $ 0.01 per share, none of which have been issued or are outstanding. The number of common shares outstanding as of December 31, 2000 are 4,876,624 shares.

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

 (b) Warrants -

   In connection with the initial public offering, the Company agreed to sell to the Underwriters, warrants to purchase up to 100,000 shares of its common stock at an exercise price of $8.40 per share. The warrants are not redeemable, and are exercisable during a four-year period commencing January 13, 1998. The warrants provide, subject to certain conditions, for a period of four years commencing on January 13, 1998,

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(12) Share Capital -- (Continued)

one "demand" registration right and will provide, subject to certain conditions, for a period of four years commencing January 13, 1998, certain "piggyback" registration rights.

   During 2000, 1999 and 1998, a total of 9,722, 9,141 and 10,900 warrants were exercised on a cashless basis resulting in an issue of 3,469, 2,252 and 2,215 shares of common stock respectively.

 (c) Stock Option Plan -

   The following options have been granted under the Company's Stock Option
Plan:

                                                           Balance at the     Granted     Exercised     Cancelled    Balance at
                                                            beginning of    during the    during the   during the    the end of
                                                              the year         year          year         year        the year
                                                           --------------   ----------    ----------   ----------    ----------
    Mr. F Ghandour.....................................       100,000             --          --              --      100,000
    Mr. W Kingson......................................       100,000             --          --              --      100,000
    Officers and managers..............................       100,000          8,000          --         (21,250)      86,750
                                                              -------          -----          --         -------      -------
                                                              300,000          8,000          --         (21,250)     286,750
                                                              =======          =====          ==         =======      =======


   The following table summarizes information about outstanding options as of December 31, 2000:

                                                          Options outstanding                      Options exercisable
                                                 -------------------------------------    -------------------------------------
                                                                 Weighted                                 Weighted
                                                                  average     Weighted                    average      Weighted
                                                                 remaining     average                   remaining     average
                                                    Number      contractual   exercise      Number      contractual    exercise
                                                 outstanding       life         price     exercisable       life        price
                                                 -----------    -----------   --------    -----------   -----------    --------
    Mr. F Ghandour ...........................     100,000         6.25         $7.00       100,000         6.25        $7.00
    Mr. W Kingson ............................     100,000         1.25         $7.70       100,000         1.25        $7.70
    Officers and managers ....................      86,750         1.71         $7.02        62,063         1.44        $7.00
                                                 -----------                              -----------
                                                   286,750                                  262,063
                                                 -----------                              -----------


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

   Stock options to purchase an additional aggregate 100,000 shares of common stock at an exercise price equal to $7 per share were granted on January 13, 1997 to certain of the Company's executive officers and managers. These options will vest over a four-year period from the grant date on the basis of one-quarter each year. The options are exercisable over a period of five-years from the grant date ending on January 13, 2002.

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(13) Accumulated Other Comprehensive Income (Loss)


   This item consists of the following:

                                                                      2000     1999
                                                                      -----   ------
    Translation adjustment .......................................     (759)   (192)
    Unrealized holding losses from investment in available for sale
      securities..................................................     (116)   (311)
    Sale of shares by equity investee ............................    1,064      --
                                                                      -----    ----
                                                                        189    (503)
                                                                      =====    ====


(14) Revenues

   This item consists of the following:

                                                                                                      2000      1999      1998
                                                                                                     -------   ------    ------
    International express........................................................................     47,755   46,160    43,629
    Freight forwarding...........................................................................     41,110   34,525    28,804
    Domestic express.............................................................................     11,579    9,332     6,456
    MED..........................................................................................      3,313    2,619     2,153
    Other*.......................................................................................      2,758    2,492     2,569
                                                                                                     -------   ------    ------
                                                                                                     106,515   95,128    83,611
                                                                                                     =======   ======    ======

---------------
* Amounts represent revenues from other special services which the Company renders, including airline ticketing and travel, remail and visa services. All related costs are reflected in shipping costs.

(15) Shipping Costs

   This item consists of the following:

                                                                                                       2000     1999      1998
                                                                                                      ------   ------    ------
    Linehaul expenses -- Express..................................................................     9,102    9,026     9,528
    Distribution expenses -- Express..............................................................     6,658    6,193     6,447
    Inbound costs -- Express......................................................................     2,647    3,201     2,614
    Freight forwarding and related expenses.......................................................    32,474   26,419    22,076
    MED cost of sales.............................................................................     2,313    1,872     1,500
    Other.........................................................................................     3,981    3,641     2,630
                                                                                                      ------   ------    ------
                                                                                                      57,175   50,352    44,795
                                                                                                      ======   ======    ======


(16) Commitments

   The Company leases office space and office and transportation equipment under various operating leases, some of which are renewable annually. Rent expense related to these leases amounted to $ 2,256, $2,018 and $1,671 for the years ended December 31, 2000, 1999 and 1998, respectively. The Company believes that most operating leases should be renewable at comparable rates to the expiring leases.

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(16) Commitments -- (Continued)

   The approximate minimum annual rental commitments of the Company under the existing lease agreements, are as follows:

                                                                        December 31,
                                                                        ------------
    2001 ............................................................       1,628
    2002 ............................................................         618
    2003 ............................................................         431
    2004 ............................................................         297
    2005 ............................................................         110


(17) Income Taxes

   The provision for income taxes on results of operations of foreign subsidiaries is comprised of the following:

                                                                                                            2000   1999    1998
                                                                                                            ----   ----    ----
    Current.............................................................................................    374     325    289
    Deferred............................................................................................    (29)     52      3
                                                                                                            ---     ---    ---
                                                                                                            345     377    292
                                                                                                            ===     ===    ===


   Deferred income taxes are provided in accordance with the liability method under IAS 12, for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The composition of deferred taxes reflected on the balance sheet is as follows:

                                                                           Assets
                                (Liabilities)
                                                                         -----------
                                                                         2000   1999
                                                                         ----   ----
    Current --
    Provision for doubtful accounts .................................     135     94
    Termination indemnities .........................................      30     28
    Other ...........................................................      11     14
    Valuation allowance .............................................    (176)  (136)
                                                                         ----   ----
                                                                           --     --
                                                                         ----   ----
    Non-current --
    Depreciation ....................................................     (24)   (53)
    Net operating losses carry forwards .............................     587    577
    Valuation allowance .............................................    (587)  (577)
                                                                         ----   ----
                                                                          (24)   (53)
                                                                         ----   ----
                                                                          (24)   (53)
                                                                         ====   ====


   At December 31, 2000, the Company and its subsidiaries had net operating losses carry forwards of approximately $ 1,318 which expire between 2001 and 2020.

   The Company's consolidated effective tax rate was 6.3%, 7.5% and 7% for 2000, 1999 and 1998, respectively. The principal differences between these effective tax rates and the statutory tax rate applicable in the United States of 35% are as follows:

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(17) Income Taxes -- (Continued)


                                                                                                        2000     1999     1998
                                                                                                       ------   ------    -----
    Computed tax at U.S. rate of 35%...............................................................     1,929    1,765    1,452
    Effects of tax exemptions......................................................................    (1,119)    (920)    (827)
    Effect of lower rates in certain countries.....................................................    (1,217)  (1,267)    (872)
    Losses not benefited...........................................................................       714      666      469
    Other..........................................................................................        38      133       70
                                                                                                       ------   ------    -----
                                                                                                          345      377      292
                                                                                                       ======   ======    =====


   In certain countries the tax returns for certain years have not yet been reviewed by the tax authorities. However, the Company is satisfied that adequate provisions have been provided for potential tax contingencies.

   As of December 31, 2000, the retained earnings of the Company represent the retained earnings of ARAMEX and its share of the retained earnings of its other subsidiaries. Such earnings are expected to be indefinitely reinvested or if distributed, are expected to be distributed tax-free.

(18) Earnings Per Share

                                                      Weighted                               Weighted
                                                      average                                 average
                                                       no. of     Effect of     Effect of     no. of       Basic       Diluted
                                             Net      shares -    dilution -   dilution -    shares -     earnings    earnings
                                            income     basic       options      warrants      diluted    per share    per share
                                            ------   ---------    ----------   ----------    ---------   ---------    ---------
    2000................................    4,852    4,875,120      86,763       15,019      4,976,902      1.00        0.97
    1999................................    4,209    4,876,732      74,545       10,176      4,961,453      0.86        0.85
    1998................................    3,855    4,746,066     101,309       20,570      4,867,945      0.81        0.79


(19) Acquisitions

   In connection with the acquisition of a controlling interest in the Sri-Lanka station a contingent consideration amount of $279 became payable during 1999, as a result of satisfying certain conditions in the acquisition agreement, which primarily related to achieving certain profit targets. Accordingly, goodwill arising from the acquisition was increased by $279 during 1999.

   Following is the movement in the goodwill account during 2000:

             Balance at January 1, 2000.............................................    1,283
             Amortization for the year..............................................     (149)
                                                                                        -----
             Balance at December 31, 2000...........................................    1,134
                                                                                        =====


(20) Related Party Transactions

   On October 21, 1996, ARAMEX Hong Kong, sold 195 shares of common stock (304,688 shares after the reorganization effected on December 13, 1996 as discussed in Note 1), to Airborne Freight Corporation ("Airborne") for an aggregate consideration of $2,000 ("the Airborne stock purchase"). In connection with such purchase, the stockholders of ARAMEX Hong Kong entered into a Shareholders Agreement (the Shareholders Agreement), as amended on December 11, 1996 which provides, among other things, that in the event the Company transfers (as defined in the Shareholders Agreement) any shares of common stock to certain listed competitors of Airborne or any other company primarily engaged in the transportation of air

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(20) Related Party Transactions -- (Continued)

freight or air express shipments, Airborne has the right to sell all of its shares of common stock to the Company on the same terms and conditions as the sale to such other company.

   In the event that Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour transfer any shares of common stock to certain listed competitors of Airborne or any other company primarily engaged in the transportation of air freight or air express shipments, it shall be a condition of such transfer that Airborne shall be offered the right to sell to such competitor all of its shares of common stock on the same terms and conditions as the sale by Messrs. Kingson and Ghandour and/or Ms. Rula Ghandour. In addition, under the terms of the Airborne stock purchase, Airborne was granted certain "piggyback" registration rights relating to its shares of common stock and is entitled to appoint one director to the Company's Board of Directors for as long as Airborne continues to own at least half of the shares it acquired in the Airborne stock purchase.

   The Company leases the premises currently occupied by the Company's London operations from Mr. Ali Ghandour, the father of Mr. Fadi Ghandour (CEO), at an annual rental of $83 (GBP 50). The lease is open-ended and is renewed annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties. During 1996, the Company leased the premises currently occupied by the Company's corporate offices in Amman, Jordan, from ARAM, an investment company controlled by the CEO's family at an annual rental of $120 (JD 85). The lease is open-ended and is renewed annually. The Company believes that the terms of the lease are at least as favorable to the Company as those available from unaffiliated third parties.

   During 1998 the Company sold at cost for $249 (JD 177), which approximates market value, the land that was owned by the Company's corporate offices in Amman, Jordan to ARAM, an investment company controlled by the CEO's family.

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

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(21) Information About Business Segments


   The Company operates predominantly in a single industry as a courier and cargo freight forwarder. The following is a summary of financial data by business segment consistent with the way senior management organizes operations within the Company for decision making purposes and performance assessment.


                                                     International     Freight     Domestic
                                                        express       Forwarding    Express    Other    Eliminations   Consolidated
                                                     -------------    ----------   --------    -----    ------------   ------------
2000 Revenue (1)
External sales ...................................       47,755         41,110      11,579     6,071           --         106,515
Inter-segment sales ..............................       22,883             --          --     2,072      (24,955)             --
Segment sales ....................................       70,638         41,110      11,579     8,143      (24,955)        106,515
Gross profit .....................................       29,402          8,635       8,805     2,498           --          49,340
1999 Revenue (1)
External sales ...................................       46,160         34,524       9,332     5,112           --          95,128
Inter-segment sales ..............................       21,970             --          --     1,706      (23,676)             --
Segment sales ....................................       68,130         34,524       9,332     6,818      (23,676)         95,128
Gross profit .....................................       27,753          8,106       6,932     1,985           --          44,776
1998 Revenue (1)
External sales ...................................       43,629         28,804       6,456     4,722           --          83,611
Inter-segment sales ..............................       21,095             --          --       674      (21,769)             --
Segment sales ....................................       64,724         28,804       6,456     5,396      (21,769)         83,611
Gross profit .....................................       24,878          6,728       5,104     2,106           --          38,816

---------------
(1) Revenues between stations that are wholly owned subsidiaries are priced at cost. Transactions with other affiliated stations are priced at cost plus 10%. All intercompany transactions have been eliminated in consolidation.

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

   The Company does not segregate assets and liabilities by business segment and accordingly such information is not available. The following table shows the Company's consolidated revenues, assets and liabilities by geographical area:

                                                                                                      2000      1999      1998
                                                                                                     -------   ------    ------
    Revenues --
    Middle East and North Africa.................................................................     78,592   70,469    62,371
    Europe.......................................................................................      9,985   10,294    11,153
    North America................................................................................      6,414    5,554     5,561
    Asia.........................................................................................     11,524    8,811     4,526
                                                                                                     -------   ------    ------
                                                                                                     106,515   95,128    83,611
                                                                                                     =======   ======    ======

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(21) Information About Business Segments -- (Continued)


                                                                      2000     1999
                                                                     ------   ------
    Assets --
    Middle East and North Africa ................................    44,689   37,458
    Europe ......................................................     4,058    4,425
    North America ...............................................     1,390    1,360
    Asia ........................................................     3,418    3,119
                                                                     ------   ------
                                                                     53,555   46,362
                                                                     ======   ======


                                                                       2000     1999
                                                                       -----   -----
    Long Lived Assets *--
    Middle East and North Africa ..................................    8,256   7,880
    Europe ........................................................      359     450
    North America .................................................      126     152
    Asia ..........................................................      580     557
                                                                       -----   -----
                                                                       9,321   9,039
                                                                       =====   =====

  ---------------
  * Long lived assets include property, plant and equipment, goodwill, and other assets.

                                                                      2000     1999
                                                                     ------   ------
    Liabilities --
    Middle East and North Africa ................................    12,856   11,055
    Europe ......................................................     1,739    1,878
    North America ...............................................       724      914
    Asia ........................................................     1,217    1,343
                                                                     ------   ------
                                                                     16,536   15,190
                                                                     ======   ======


(22) Restrictions on Unappropriated Earnings

   The legal reserve of the Company represents earnings restricted from payment of dividends in accordance with the local laws of the domiciles of certain subsidiaries. The law dictates that a fixed percentage, which is 10% of the net income of the applicable subsidiaries, must be annually appropriated.

(23) Supplemental Financial Statement Disclosures

   o Disclosures about fair values of financial instruments:

   The carrying amounts of cash, current receivables, trade payables, and due to banks approximate their fair market values due to the short term maturities of these financial instruments.

   The carrying amounts of investments and long term debt approximate their fair market values. The fair value of investments is based on quoted market prices for marketable securities and based on a reasonable estimate of fair value for non-marketable securities. Further, the fair value for long term debt is based on the discounted future cash flows of repayment schedules using the current market interest rates.

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(24) Summary of Significant Differences Between Accounting Principles Followed by the Company and United States Generally Accepted Accounting Principles


   o The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). For purposes of these financial statements there is only one significant difference between the Company's accounting principles utilized and United States Generally Accepted Accounting Principles (US GAAP).

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

   Following is a reconciliation of net income to US GAAP for the year ended December 31, 1998:

                                                                                1998
                                                                               -----
    Net income according to the financial statements
      IAS                                                                      3,855
    US GAAP adjustment
      Decrease due to compensation expense                                      (854)
                                                                               -----
    Net income under US GAAP                                                   3,001
                                                                               =====
    Earnings per share
      Basic earnings per share per accompanying financial statements            0.81
                                                                               =====
      Basic earnings per share under US GAAP                                    0.63
                                                                               =====
      Diluted earnings per share per accompanying financial statements          0.79
                                                                               =====
      Diluted earnings per share under US GAAP                                  0.62
                                                                               =====


   o International Accounting Standards do not require compensation expense to be recognized for stock options. Under United States generally accepted accounting principles, stock options are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company has elected to account for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25. Accordingly, no compensation expense has been recognized for stock options. If compensation expense for the Company's stock options issued in 1997 and 2000 had been determined based on the fair value method of accounting, as defined in SFAS 123,

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(24) Summary of Significant Differences Between Accounting Principles Followed by the Company and United States Generally Accepted Accounting Principles -- (Continued)

the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                                         2000     1999    1998
                                                                                                         -----   -----    -----
    Net income:
    As reported......................................................................................    4,852   4,209    3,855
    Pro forma........................................................................................    4,804   4,152    3,762
    Basic earnings per share:
    As reported......................................................................................     1.00    0.86     0.81
    Pro forma........................................................................................     0.99    0.85     0.79
    Diluted earnings per share
    As reported......................................................................................     0.97    0.85     0.79
    Pro forma........................................................................................     0.97    0.84     0.77


   The fair value of granted stock options is estimated on the date of the grant using a variant of the Black-Scholes option pricing model incorporating the following assumptions:

                                                           2000             1997
                                                           ----             ----
                                                       -------------   -------------
    Expected share price volatility ...............        36.7%           34.4%
    Risk free interest rate .......................      5% - 5.8%      6.4% - 6.8%
    Expected life of options ......................    5 to 10 years   5 to 10 years
    Dividend ......................................         0%               0%


   The weighted average fair value of stock options granted during 2000 was $
4.51 per option share. No options were granted during 1999 and 1998.

   o The following is summarized financial information of Aregon (affiliate) as of December 31, 2000:

    ASSETS
    Current assets .........................................................   4,892
    Non-current assets .....................................................     271
                                                                               -----
       Total assets ........................................................   5,163
                                                                               =====
    CURRENT LIABILITIES
    Current liabilities ....................................................     137
                                                                               -----
       Total Current Liabilities ...........................................     137
                                                                               =====
    NET LOSS ...............................................................   1,724
                                                                               =====


   o In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities was issued. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and derivative instruments used for hedging purposes. SFAS No. 133 requires that entities recognize all derivative financial instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, as amended by SFAS No. 138, is effective for the Company in its first fiscal quarter of 2001. Management has not adopted SFAS No. 133 as of December 31, 2000. The adoption of the standard did not have a material impact on earnings and equity.

                 ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES

                        December 31, 2000, 1999 and 1998
      (In Thousands of U.S. Dollars, Except For Shares And Per Share Data)

(25) Recently Issued Standards


   The International Accounting Standards Committee has issued International Accounting Standard No. 39 "Financial Instruments: Recognition and Measurement" that becomes operative for financial statements covering financial years beginning on or after January 1, 2001. The Company's management will adopt this standard in fiscal 2001. The adoption of the standard did not have a material impact on earnings and equity.

                                 Exhibit Index


  Exhibit
  Number                             Description
  ------                             -----------
    1.1       Memorandum of Association of Aramex International
              Limited**
    3.2       Bye-Laws of Aramex International Limited**
    4.1       Specimen of Common Shares Certificate**
    4.2       Form of Underwriter's Warrant Agreement including form of
              Redeemable Warrant Certificate for the Company's initial
              public offering.**
   10.1       Stock Option Plan**
   10.2       Form of Agreement granting a license to use the "Aramex"
              name**
   10.3       Form of Management Agreement**
   10.4       Form of Agreement with each of the Company's Middle East
              (MED)
              Mail Order Catalog Companies**
   10.5       Employment Agreement dated as of January 13, 1997 between
              Aramex International Limited and William Kingson**
   10.6       Employment Agreement dated as of January 13, 1997 between
              Aramex International Limited and Fadi Ghandour**
   10.7       Form of Indemnification Agreement, between Aramex
              International Limited and members of the Board of
              Directors**
   10.8       Stock Purchase Agreement dated as of October 22, 1996
              between Aramex International Limited and Airborne Freight
              Corporation**
   10.9       Shareholders Agreement dated October 22, 1996 between
              William Kingson, Fadi Ghandour, Rula Ghandour and Airborne
              Freight Corporation**
   10.10      Amendment No. 1 to Shareholders Agreement dated as of
              December 11, 1996 between William Kingson, Fadi Ghandour,
              Rula Ghandour and Airborne Freight Corporation as amended
              by Agreement dated as of December 12, 1996**
   10.11      Nominee Shareholder Agreement dated January 1, 1995 by and between Raghida Ali Ghandour and Aramex International
              Limited**
   10.12      Nominee Shareholder Agreement dated January 1, 1995 by and between Raghida Ali Ghandour and Aramex International
              Limited**
   10.13      Amendment No. 1 to each of the Nominee Shareholder
              Agreements dated as of December 23, 1996.**
   21.1       List of subsidiaries of Aramex International Limited
   23.1       Consent of Arthur Andersen

---------------
** Previously filed in the Company's Registration Statement on Form F-1
   (Registration Statement
   No.333-15639) and incorporated herein by reference.